

Yum!

Staying the Course

China and a Whole Lot More




Pizza Hut


TACO BELL



2012 Yum! Brands Annual Customer Mania Report


Yum!

Financial Highlights

(In millions, except for per share amounts)

Year-end	2012	2011	% B/(W) change
Company sales	**$ 11,833**	$ 10,893	9
Franchise and license fees and income	**1,800**	1,733	4
Total revenues	**$ 13,633**	$ 12,626	8
Operating Profit	**$ 2,294**	$ 1,815	26
Net Income – Yum! Brands, Inc.	**$ 1,597**	$ 1,319	21
Diluted Earnings Per Common Share before Special Items [(a)]	**$ 3.25**	$ 2.87	13
Special Items Earnings Per Common Share [(a)]	**$ 0.13**	(0.13)	NM
Reported Diluted Earnings Per Common Share	**$ 3.38**	$ 2.74	23
Cash Flows Provided by Operating Activities	**$ 2,294**	$ 2,170	6

(a) See our 2012 Form 10-K for further discussion of Special Items.

Contents

ABOUT THE PAPER USED FOR THIS REPORT


PRINTED WITH
SOY INK

The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and first 12 pages of this report were printed using FSC-certified paper made with 50% recycled content including 24% post-consumer waste.

www.yum.com/annualreport

Dear Partners,

I'm pleased to report that in 2012 we delivered full-year EPS growth of 13% or $3.25 per share, excluding special items, marking the eleventh consecutive year we achieved at least 13% and exceeded our annual target of at least 10%. This kind of consistent performance puts us in an elite group of high-growth companies.

We set a new record for international development by opening nearly 2,000 new restaurants in 2012. We also grew worldwide system sales 5% and operating profit 12%, both prior to foreign currency translation and special items. We generated $1.6 billion in net income and almost $2.3 billion in cash from operations. And with our disciplined approach to capital deployment, we remained an industry leader with a Return on Invested Capital of 22%. Our strong cash flow generation allowed us to increase our dividend rate 18%, to an annual rate of $1.34 per share. Our share price increased 13% for the full year, on top of 20% in 2011. Looking back, we are extremely proud that our five year average annual shareholder return, including stock appreciation and dividend reinvestment, is 14% versus the S&P 500 average of 2%.

We are proud of our track record of consistency which we believe is a result of getting better and better at executing the same growth strategies we identified over a decade ago. So as tempting as it might be to unveil some new revolutionary thinking that will drive our company's growth, I have to admit my message this year might be a bit boring: we're simply going to STAY THE COURSE with our strategies to build the defining global company that feeds the world.

Yet when I step back and think about it, I've concluded and hope you agree, staying the course is actually good news for you as a long-term shareholder. For you see, we don't have to dream up a dramatic new approach or totally revamp our business model because the strategies we have are working.

13%
EPS Growth*

+5%
System Sales Growth**

$1.6 billion
Net Income

+18%
Increased Dividend

$1.34
Annual Dividend Per Share Rate

+1,976
Units***



David C. Novak
Chairman & Chief Executive Officer,
Yum! Brands, Inc.

*Excluding special items
**Prior to foreign currency translation
***Outside the U.S.


Pizza Hut

Over 39,000
restaurants around the world.


KFC
a.m.

Building sales layers and expanding day parts.

In fact, unlike other companies that have to scramble to find new paths for growth, we have enormous opportunities that are staring us in the face. That's because we have powerful global brands with a proven high performance organization, capable and determined to rapidly expand around the world.

Every year in December we host our Investor and Analyst Day in New York. This meeting gives us the opportunity to "go public" with our goals and commitments as well as showcase our management talent from around the world. The theme of our 2012 meeting was **"On the Ground Floor of Global Growth: China and a Whole Lot More."** No statement could better describe Yum! Brands.

We, of course, highlighted our 11-year track record but, even more importantly, the future growth prospects of our company. We have a portfolio of brands with leadership positions in China and other emerging markets, with a long runway for growth. We have an asset base of over 39,000 restaurants and we continue to make progress leveraging these assets further by building sa es layers and expanding dayparts. Additionally, we invested over $1.1 billion in 2012 in the future growth of our business and expect to invest at least that same amount in 2013.

All of this adds up to a growing confidence in our business model.

As a matter of fact, we believe the best is yet to come as we pursue our objective to be the **defining global company that feeds the world.**

Let me highlight some of the reasons I'm confident we must STAY THE COURSE on our four growth strategies ▶




KFC

1 Build leading brands in China in every significant category.

At Yum! China, we crossed the billion dollar profit mark in 2012, opened our 4,000th KFC, our 800th Pizza Hut Casual Dining Restaurant, and opened 889 restaurants (that's right, 889 restaurants!) — a remarkable achievement by anyone's standards.

KFC now has 4,260 restaurants in more than 850 cities throughout the country, and continues to expand into new cities and increase its penetration levels in existing markets. At 826 units, Pizza Hut Casual Dining is the leader in its category. Both KFC and Pizza Hut are developing rapidly across China in cities large and small, including lower tier cities where we enjoy first mover advantage, a favorable cost structure and fantastic cash on cash returns. I've said it before — our single biggest advantage in China is we have the finest operating and development teams in the world. We are really in tune with the consumer and infrastructure development trends that will accelerate our brands' penetration across the country.

As I'm sure you're well aware, urbanization and the rapidly growing consumer class point to China as the #1 retail growth opportunity in the world and certainly for Yum!. Rising incomes are making our brands even more affordable for an increasing number of people. Think about this. In the U.S., McDonald's has over 14,000 traditional units in a population of more than 310 million. In China, we expect to have at least that many KFC units with the consuming class growing from 300 million to more than 600 million in the next 10 years. With this tailwind, new unit development across China should continue at a high rate, and same-store sales should continue to grow. And remember, I'm only talking about KFC. Pizza Hut Casual Dining, with its dramatic sales increase and strong margins in the past few years, is far and away the largest and most successful full-scale restaurant in China with fantastic new-unit returns.

Yet, as I write this letter, there is no doubt we recently suffered a setback in China following an investigation into KFC China's poultry supply and the resulting negative publicity. These events significantly impacted consumer confidence in KFC, and resulted in a sharp decline in sales beginning in the last two weeks of December.

Hindsight is always 20/20 and history is only good for two things: first, to learn from and second, to inspire your belief about what can be done in the future. We are aggressively applying our learnings from this incident, and we are committed to regaining consumer confidence and rebuilding sales.

Because our China business accounted for 42% of our segments' profits in 2012, and because it's clear it will take time for sales to recover, there is no question we will fall well short of our targeted growth of at least 10% EPS in 2013.

In spite of this challenge, looking back at history also gives us confidence we have the capability to fully recover and grow. We have faced SARS, Avian Flu, Sudan Red and in every case, we bounced back. No two crises are the same, and we don't know how long it will take us to recover. Nevertheless, we expect to weather this storm and come out stronger. So let me be very clear...we will STAY THE COURSE in China and are fully committed to our #1 Growth Strategy. We will continue to grow the business with leading brands in every significant category. This includes continuing to build our two big brands KFC and Pizza Hut Casual Dining. We will also continue to invest behind Pizza Hut Home Service, Little Sheep and East Dawning. Our new unit target of at least 700 remains unchanged for 2013.

As a matter of fact, we are more confident than ever in our long-term business models in China and our ability to leverage the strengths that make our company so unique. As I said earlier, we view China as the best restaurant growth opportunity of the 21st century, and quite simply, I wouldn't trade our place with anyone.


KFC

889
New restaurants in China.



826
Pizza Hut Casual Dining restaurants in China.



China is the #1 retail growth opportunity in the world.

58

Yum! Restaurants Per Million People in the U.S.



2

Yum! Restaurants Per Million People in the Top Ten Emerging Markets



2 Drive aggressive, International expansion and build strong brands everywhere.

In addition to the unprecedented opportunity in China, we have tremendous growth opportunity around the world. Consider this, we only have about 2 restaurants per million people in the top 10 emerging markets, compared to 58 restaurants per million in the U.S. In 2012, Yum! Restaurants International (YRI) which includes all countries outside the U.S., China and India Divisions, grew system sales 5%, before foreign currency translation, and developed a record 949 new units, with 65% of them in emerging markets. It's clear we are a leader in emerging market development.

We made **India** a separate division in 2012 because of the great potential of the country as well as our strong local capability. The team is successfully adapting the China business model for India to leverage iconic brands with broad appeal. In its first year as a standalone division, India was a powerhouse developer of 138 new units, including 80 KFCs. This is the second year in a row we have built more than 100 new units, and we expect that number to grow as we build even more capability in India. Our concepts appeal to a growing middle class and youth looking for aspirational, affordable and



949
New restaurants in YRI.



138
New restaurants in India.


КФС
КФС

Russia had the highest same-store sales growth.



By the end of 2012, we expanded to 14 African countries.

innovative experiences with KFC, Pizza Hut Casual Dining, Pizza Hut Home Service and Taco Bell. We will invest behind building each of these brands in India and expect all of them to drive tremendous future growth. We are on our way to making this business the next big growth engine for Yum!.

And there is no question we are in the right place at the right time because India is forecasted to have the largest consuming class in the world, ahead of the U.S. and China by 2030.

For the past two years, **Russia** has had the highest same-store sales growth out of our 20 business units around the world. System sales grew 46% in 2012 and we opened approximately 40 new restaurants. After buying the Rostik's business (Russia's leading chicken chain) in 2010, we have now converted nearly all these units to KFC. When you see the impact of our new branding and the overwhelming customer response to KFC products, we are confident Russia will be a sizable, profitable business for us for years to come.

We are also making major progress in **Africa**, a continent with endless possibilities where we clearly have first mover advantage. Africa has more than 1 billion people and we currently have about 1,000 restaurants. We are driving major growth building off our dominant base of about 700 KFCs in South Africa, where we expect to add another 45 restaurants in 2013. By the end of 2012, we expanded to 14 African countries, including the biggest ones, Nigeria, Kenya and Zambia. In 2013, we intend to expand to Tanzania, Uganda and Zimbabwe.

I'm also gratified to see our persistence paying off in **France and Germany** where we have been working hard over the past decade to reach scale. We now have about 150 KFCs in France and 100 KFCs in Germany. We have only one restaurant for every ten McDonald's in France and Germany. We see closing that gap between our footprint and McDonald's as a huge opportunity. Our business in France again generated the highest unit volumes of all the markets in our system around the world. In fact, the average KFC in France generates $3.5 million a year, roughly three times our global average. We have started extending this success to Germany which now has enough brand presence to justify national televised advertising for the first time. We are beginning to build a strong business in Spain and intend to expand across Western Europe over the long term.

At the same time, we are very optimistic about the new unit opportunities and sales growth we are seeing across **Asia, the Middle East and Latin America.** In our top-performing countries, we are the market leader by a wide margin appealing to an expanding consumer base in countries such as Indonesia and Vietnam. With great operating capability and committed franchisees investing in our brands for the long term, we are positioned to deliver consistent returns in the years ahead.


LIVE MAS
TACO BELL
Doritos

3 Dramatically improve U.S. brand positions, consistency and returns.

In the U.S. this year, we made major headway building each of our brands. Operating profit grew 13%, and same-store sales increased 5% for the year, including growth of 8% at Taco Bell, 3% at Pizza Hut and 3% at KFC.

Taco Bell earned its place in QSR and social media history with the "most talked about" launch of Doritos® Locos Taco, a taco reinvented from Frito-Lay's enormously popular Nacho Cheese Doritos®. The launch drove record sales of 375 million tacos in one year! Equally exciting was Taco Bell's launch of the Cantina Bell menu, inspired by celebrity chef Lorena Garcia. We are very proud that QSR Magazine ranked Taco Bell as the top performer in Cleanliness and the only QSR to rank in the Top 3 on Cleanliness, Hospitality, Accuracy and Speed in the 2012 Annual QSR Drive-Thru Study. The combination of innovation and strong operational capability gives us confidence Taco Bell will lead even greater growth in the future.


PizzaHut

150

Net new restaurants at Pizza Hut.


KFC

Product innovations helped KFC to reverse the past 4 years of negative same-store sales growth.


TACO BELL

Our long-term goal is for Taco Bell to go from about 5,000 to 8,000 units.

Pizza Hut is now leading the highly competitive pizza category in terms of both value and quality, winning with its pizza innovation and everyday $10 large pizza offers. Given its sales and unit margin success, Pizza Hut stepped up new unit development on Delco Lites, a smaller, more efficient building design focused in rural areas. While we still have a lot of wood to chop with KFC in the U.S., KFC successfully reversed the past 4 years of negative same-store sales growth with product innovation and improved franchise relations.

Overall in the U.S., we made very good progress with our development and were net-unit positive for the year. We added 150 net new units at Pizza Hut and over 30 net new units at Taco Bell.

With improved unit-level economics and strong growth at all three brands, our U.S. business is now firmly positioned for more consistent profit growth in the years ahead. Our long-term goal is for Taco Bell to go from about 5,000 to 8,000 units and Pizza Hut to expand from over 6,000 to 8,000 units.


KFC
FRESHLY PREPARED!


KFC Restaurant
2.5 mts

4 Drive industry-leading, long-term shareholder and franchisee value.

Our success executing our strategies has driven our Return on Invested Capital to 22%, placing us among industry leaders. We generated almost $2.3 billion in cash from operations in 2012. As I hope I've conveyed in this letter, we're fortunate to have many high-return, long-term growth opportunities. We are also fortunate to have a strong investment grade balance sheet and all the capital we need to grow our core business. At the same time, in addition to buying back stock ($985 million in 2012), we are paying shareholders a solid dividend that has increased at a double-digit rate the past 8 years.

Importantly, we are improving returns by executing our strategy of reducing ownership in highly penetrated markets like Pizza Hut UK and increasing our exposure in emerging and under-penetrated markets. We also build company units or increase our ownership in international markets where we can achieve scale, realize high growth and yield high returns. Our investments in India and past acquisitions in Russia (2010) and South Africa (2011) are great examples of this strategy. Along these lines, as we entered 2013, we agreed on terms to acquire the operations of our franchise partner in Turkey, a high-growth emerging market that has over 100 KFC and Pizza Hut restaurants.


WORLD
HUNGER
RELIEF

Lastly, I want you to know how proud I am of all the work we do across the globe to give back to local communities. Our employees and franchisees are fully committed to make a lasting impact on the world through corporate social responsibility. I'm especially proud of our global commitment to World Hunger Relief in partnership with the United Nations World Food Programme and many other hunger relief agencies. In the six years since we launched this program, we have raised nearly $150 million and volunteered millions of hours to move those less fortunate from hunger to hope. We are committed to demonstrating that we're a company with a huge heart and we recognize there is much more we can and will do to live up to that.

After reading this Annual Report, I hope you'll agree our plan to **STAY THE COURSE** is great news for 2013 and beyond. I want to thank all our team members, restaurant general managers, franchisees, community partners and restaurant support leaders who are giving their all to win customers and drive our growth around the world.

Yum! to You!

David C. Novak
Chairman & Chief Executive Officer,
Yum! Brands, Inc.

Yum! future back vision

the defining global company that feeds the world

famous recognition culture where everyone counts

- Drive HWWT^2 leadership principles every day!
- Make it a magnet for the best talent
- Be an "ABR black belt"...Be a "Know How junkie"

dynamic, vibrant brands everywhere with one system operational excellence as our foundation

- Make Customer Mania come alive for every customer in every restaurant
- Build dynasties in every country
- Always connect with customers, always reach, always lead

a company with a huge heart

- Open doors and grow each other
- Truly care about the world...and save lives with the World Food Programme

Yum! dynasty growth model

our future back vision

Be the Defining Global Company That Feeds the World.

our goal

Be the Best in the World at Building Great Restaurant Brands!

our passion

Customer Mania... put a YUM on customers' faces around the world

our formula for success

People Capability First... satisfied customers and profitability follow

how we lead (with intentionality)

Step Change Thinkers
Know How Builders
Action Drivers
People Growers

how we grow

Build leading brands in China in every significant category

Drive aggressive, International expansion and build strong brands everywhere

Dramatically improve U.S. brand positions, consistency and returns

Drive industry-leading, long-term shareholder and franchisee value

how we win together (HWWT)^2

Believe in All People
Be Restaurant and Customer Maniacs...NOW!
Recognize! Recognize! Recognize!
Go for Breakthrough
Build Know How
Take the Hill Teamwork

...with one system operational excellence as our foundation!


Yum!




Pizza Hut


TACO BELL



YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

April 5, 2013

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2013 Annual Meeting of Shareholders of YUM! Brands, Inc. The Annual Meeting will be held Wednesday, May 15, 2013, at 9:00 a.m., local time, in the YUM! Conference Center at 1900 Colonel Sanders Lane in Louisville, Kentucky.

This year we are pleased to once again take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of our Annual Meeting.

Whether or not you plan to attend the meeting, your vote is important and we encourage you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting are contained on the Notice or proxy card.

If you plan to attend the meeting, please bring your Notice, admission ticket from your proxy card or proof of your ownership of YUM common stock as of March 18, 2013 as well as a valid picture identification. Your vote is important. Whether or not you attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,

David C. Novak
Chairman of the Board and
Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 15, 2013—this Notice and the proxy statement are available at *www.yum.com/investors/investor_materials.asp.* The Annual Report on Form 10-K is available at *www.yum.com/annualreport.*

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Wednesday, May 15, 2013

9:00 a.m.

YUM! Conference Center, 1900 Colonel Sanders Lane, Louisville, Kentucky 40213

ITEMS OF BUSINESS:

(1) To elect twelve (12) directors to serve until the 2014 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.
(2) To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 28, 2013.
(3) To consider and hold an advisory vote on executive compensation.
(4) To consider and vote on re-approval of the performance measures available under the YUM! Brands, Inc. Long Term Incentive Plan for 162(m) purposes.
(5) To consider and vote on one (1) shareholder proposal, if properly presented at the meeting.
(6) To transact such other business as may properly come before the meeting.

WHO CAN VOTE:

You can vote if you were a shareholder of record as of the close of business on March 18, 2013.

ANNUAL REPORT:

A copy of our 2012 Annual Report on Form 10-K is included with this proxy statement.

WEBSITE:

You may also read the Company's Annual Report and this Notice and proxy statement on our website at *www.yum.com/annualreport* and *www.yum.com/investors/investor_materials.asp.*

DATE OF MAILING:

This Notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 5, 2013.

By Order of the Board of Directors



Christian L. Campbell
Secretary

YOUR VOTE IS IMPORTANT

Under securities exchange rules, brokers cannot vote on your behalf for the election of directors or on executive compensation related matters without your instructions. Whether or not you plan to attend the Annual Meeting, please provide your proxy by following the instructions on your Notice or proxy card. On April 5, 2013, we mailed to our shareholders a Notice containing instructions on how to access the proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet. If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the Annual Meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

Table of Contents

YUM! BRANDS, INC.
1441 Gardiner Lane
Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On

May 15, 2013

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Daylight Saving Time), on Wednesday, May 15, 2013, in the YUM! Conference Center, at 1900 Colonel Sanders Lane, Louisville, Kentucky. This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

You received these materials because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. As a shareholder, you are invited to attend the Annual Meeting and are entitled to vote on the items of business described in this proxy statement.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the Internet. On April 5, 2013, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help lower the cost and reduce the environmental impact of the Annual Meeting.

Who may attend the Annual Meeting?

The Annual Meeting is open to all shareholders of record as of close of business on March 18, 2013, or their duly appointed proxies. Seating is limited and admission is on a first-come, first-served basis.

What do I need to bring to attend the Annual Meeting?

You will need a valid picture identification and either an admission ticket or proof of ownership of YUM's common stock to enter the Annual Meeting. If you are a registered owner, your Notice will be your admission ticket. If you received the proxy statement and Annual Report by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the Annual Meeting, please so indicate when you vote and bring the ticket with you to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, your admission ticket is the left side of your voting information form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the Annual Meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership.

If you arrive at the Annual Meeting without an admission ticket, we will admit you only if we are able to verify that you are a YUM shareholder. Your admittance to the Annual Meeting will depend upon availability of seating. All shareholders will be required to present valid picture identification prior to admittance. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN YUM COMMON STOCK, YOU MAY NOT BE ADMITTED INTO THE ANNUAL MEETING.

Please note that cameras, sound or video recording equipment, cellular telephones, blackberries and other similar devices, large bags, briefcases and packages will not be allowed in the meeting room.

May shareholders ask questions?

Yes. Representatives of the Company will answer shareholders' questions of general interest following the Annual Meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 18, 2013. Each share of YUM common stock is entitled to one vote. As of March 18, 2013, YUM had 449,870,916 shares of common stock outstanding.

What am I voting on?

You will be voting on the following five (5) items of business at the Annual Meeting:

- The election of twelve (12) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 28, 2013;
- An advisory vote on executive compensation;
- The re-approval of the performance measures available under the YUM! Brands, Inc. Long Term Incentive Plan for 162(m) purposes; and
- One (1) shareholder proposal.

We will also consider other business that properly comes before the meeting.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- **FOR** each of the nominees named in this proxy statement for election to the Board;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors;
- **FOR** the proposal regarding an advisory vote on executive compensation;
- **FOR** the proposal to re-approve the performance measures of the YUM! Brands, Inc. Long Term Incentive Plan for 162(m) purposes; and
- **AGAINST** the shareholder proposal.

How do I vote before the Annual Meeting?

There are three ways to vote before the meeting:

- By Internet—If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone—by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail—If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you are a participant in the Direct Stock Purchase Plan, the administrator of this program, as the shareholder of record, may only vote the shares for which it has received directions to vote from you.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), the trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from participants.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 14, 2013. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Daylight Saving Time, on May 13, 2013.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by telephone or the Internet depends on their voting processes. Please follow the directions on your notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank, or through the Internet at Broadridge's voting website (*www.proxyvote.com*). Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 14, 2013.

Can I vote at the Annual Meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Signing another proxy card with a later date and returning it to us prior to the Annual Meeting;
- Voting again by telephone or through the Internet prior to 11:59 p.m., Eastern Daylight Saving Time, on May 14, 2013;
- Giving written notice to the Secretary of the Company prior to the Annual Meeting; or
- Voting again at the Annual Meeting.

Your attendance at the Annual Meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of American Stock Transfer and Trust Company, LLC will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the twelve (12) nominees for director named in this proxy statement (Item 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2013 (Item 2);
- **FOR** the proposal regarding an advisory vote on executive compensation (Item 3);
- **FOR** the proposal to re-approve the performance measures available under the YUM! Brands, Inc. Long Term Incentive Plan for 162(m) purposes (Item 4); and
- **AGAINST** the shareholder proposal (Item 5).

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer and Trust Company, LLC, which may be reached at 1(888) 439-4986.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2013 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our Annual Meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our Annual Meeting, a majority of the outstanding shares of YUM common stock, as of March 18, 2013, must be present in person or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees or for all nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at *www.yum.com/investors/governance/principles.asp* and at page 8 under "What other significant Board practices does the Company have?—Majority Voting Policy."

How many votes are needed to approve the other proposals?

The other proposals must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the Annual Meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the Annual Meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals.

When will the Company announce the voting results?

The Company will announce the voting results of the Annual Meeting on a Current Report on Form 8-K filed within four business days of the Annual Meeting.

What if other matters are presented for consideration at the Annual Meeting?

As of the date of this proxy statement, our management knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters properly come before the Annual Meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to shareholders. The Board believes that its practices align management and shareholder interests.

The corporate governance section of the Company website makes available the Company's corporate governance materials, including the Corporate Governance Principles, the Company's Articles of Incorporation and By-Laws, the charters for each Board committee, the Company's Worldwide Code of Conduct, the Company's Political Contributions and U.S. Government Advocacy Policy, and information about how to report concerns about the Company. To access these documents on the Company's website, *www.yum.com*, click on "Investors" and then "Corporate Governance".

Highlights of our corporate governance practices are described below.


Governance Highlights
Corporate Governance
• 12 Director Nominees
• 9 Independent Director Nominees
• Directors with experience, qualifications and skills across a wide range of public and private companies
• Board Access to Senior Management and Independent Advisors
• Independent Lead Director
• Independent Committees:
- Audit
- Management Planning and Development
- Nominating and Governance
• Executive Sessions of Independent Directors at every regular Board and Committee meeting
• Risk Oversight by Board and its Committees
• Annual Board and Committee Self-Evaluations
• All Directors Attended at least 75% of Meetings Held
• YUM's Worldwide Code of Conduct Emphasizes Commitment to Highest Business Standards
• Political Contributions and U.S. Government Advocacy Policy
• Audit Committee Complaint Procedures Policy regarding Accounting Matters
KFC
Shareholder Rights
• Annual Election of Directors
• Majority Voting of Directors
• Shareholder Communication Process for communicating with Board
• Active Shareholder Engagement
Compensation
• Executive Compensation is Highly Performance Based to Align with Shareholder Interests and Promote Company Business Strategy
• Long Term Incentives Linked to Shareholder Value
• Strong Stock Ownership Guidelines
• No Employment Agreements or Guaranteed Bonuses
• At Risk Pay Tied to Performance
• Compensation Recovery Policy - "Clawback" Provisions are Included in Equity Awards

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 12 directors whose terms expire at this Annual Meeting.

As discussed in more detail later in this section, the Board has determined that 9 of the 12 current and continuing directors are independent under the rules of the New York Stock Exchange ("NYSE").

How often did the Board meet in fiscal 2012?

The Board of Directors met six times during fiscal 2012. Each director attended at least 75% of the meetings of the Board and the committees of which he or she was a member and that were held during the period he or she served as a director.

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Director's policy is that all directors should attend the Annual Meeting and 8 of the Company's 11 then directors attended the 2012 Annual Meeting.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time.

In accordance with our Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Board does not have a specific policy regarding director diversity. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any. In connection with this evaluation, it is expected that each Committee member will interview the prospective nominee in person or by telephone before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

We believe that each of our directors has met the guidelines set forth in the Governance Principles. As noted in the director biographies that follow this section, our directors have experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively.

Michael J. Cavanagh was appointed to the Board of Directors by our Board effective November 16, 2012. He is standing for election to the Board by our shareholders for the first time. The full Board is recommending his election as a director.

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary. To make a director nomination at the 2014 Annual Meeting, a shareholder must notify YUM's Secretary no later than February 14, 2014. Notices should be sent to: Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The nomination must contain the information described on page 64.

What is the Board's leadership structure?

The Company's Corporate Governance Principles provide that the CEO may also serve as Chairman of the Board, and our CEO, David Novak, serves as Chairman of the Board of the Company. The Board believes that combining these positions serves the best interests of the Company at this time. The Board believes that by serving as both Chairman and CEO, Mr. Novak is positioned to use his in-depth knowledge of our industry, our global business and its challenges as well as our key constituents including employees, franchisees and business partners to provide the Board with the leadership needed to set Board agendas, strategic focus and direction for the Company. Mr. Novak's combined role as Chairman and CEO also ensures that the Company presents its message and strategy to shareholders, employees, customers, franchisees and business partners with a unified voice. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

The Nominating and Governance Committee reviews the Board's leadership structure annually together with an evaluation of the performance and effectiveness of the Board of Directors. In August 2012, the Board created a new position of lead director, after its annual review which included engaging in dialogue and receiving input from a number of major shareholders. The lead director position is structured so that one independent Board member is empowered with sufficient authority to ensure independent oversight of the Company and its management. The lead director position has no term limit and is subject only to annual approval by the independent members of the Board. Prior to August 2012, the Board had a presiding director role, which rotated annually among the chairs of the independent committees of the Board. Robert Walter served as the presiding director until August 2012 when the Board's independent directors appointed Thomas Ryan to serve as the lead director, and have concluded that Mr. Ryan, who also chairs the Nominating & Governance Committee, has provided effective oversight in this role. In addition, to assure effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's governance policies and ethical guidelines?

- ***Board Committee Charters.*** The Audit, Management Planning and Development and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance, as well as comply with the Sarbanes-Oxley Act of 2002 and the rules issued there under, including the requirements of the NYSE. Each charter is available on the Company's website at *www.yum.com/investors/governance/charters.asp.*
- ***Corporate Governance Principles.*** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines as amended are available on the Company's website at *www.yum.com/investors/governance/principles.asp.*
- ***Code of Ethics.*** YUM's Worldwide Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report ethical or accounting concerns, misconduct or violations of the Code in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's website at *www.yum.com/investors/governance/conduct.asp.* The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this website.

What other significant Board practices does the Company have?

- ***Private Executive Sessions.*** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the lead director. Our independent directors meet in executive session at least once per year.
- ***Role of Lead Director.*** Our corporate governance guidelines require the election, by the independent directors, of a lead director. The lead director position is structured so that one independent Board member is empowered with sufficient authority to ensure independent oversight of the Company and its management. The lead director position has no term limit and is subject only to annual approval by the independent members of the Board. Based upon the recommendation of the Nominating and Governance Committee, the Board has determined that the lead director is responsible for:
  - (a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chairman is not present, and advising the Chairman and CEO of any decisions reached or suggestions made at any executive session,
  - (b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,
  - (c) If requested by major shareholders, being available for consultations and direct communication,
  - (d) Serving as a liaison between the Chairman and the independent directors, and
  - (e) Calling special meetings of the independent directors.
- ***Advance Materials.*** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board Committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.
- ***Board and Committees' Evaluations.*** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.
- ***Majority Voting Policy.*** Our Articles of Incorporation require majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." The Company's Corporate Governance Principles further provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation

from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the Board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to management and to outside advisors?

- ***Access to Management and Employees.*** Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.
- ***Access to Outside Advisors.*** The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to the Audit Committee and to the Management Planning and Development Committee. The Audit Committee engages in substantive discussions of risk management at its regular committee meetings held during the year. At these meetings, it receives functional risk review reports covering significant areas of risk from senior managers responsible for these functional areas, as well as receiving reports from the Company's Chief Auditor. Our Chief Auditor reports directly to the Chair of the Audit Committee and our Chief Financial Officer. The Audit Committee also receives reports at each meeting regarding legal and regulatory risks from management. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk related subjects discussed at the Audit Committee meeting. In addition, our Management Planning and Development Committee considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 33, the philosophy of our compensation programs is to reward performance by designing pay programs at all levels that align team performance, individual performance, customer satisfaction and shareholder return, emphasize long-term incentives and require executives to personally invest in Company stock.

In 2013, the Management Planning and Development Committee of the Board of Directors oversaw the performance of a risk assessment of our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded that our compensation policies and practices do not encourage our employees to take unnecessary or excessive risks.

As part of this assessment, the Committee concluded that the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our compensation system is balanced, rewarding both short-term and long-term performance.
- Long-term Company performance is emphasized. The majority of incentive compensation for the top level employees is associated with the long term performance of the Company.
- The annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan.
- Compensation is primarily determined by results of the business.
- Financial performance, which determines employee rewards, is closely monitored by and certified by the Audit Committee and the full Board.

- Compensation performance measures are set for each division, are transparent and are tied to multiple measurable factors, none of which exceeds a 50% weighting. The measures are both apparent to shareholders and drivers of their returns.
- Strong stock ownership guidelines for approximately 600 senior employees are enforced (discussed further at page 41).
- We have implemented a compensation recovery or "clawback" policy (discussed further at page 43).

How does the Board determine which directors are considered independent?

The Company's Corporate Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Principles can be found on the Company's website *(www.yum.com/investors/governance/principles.asp).*

Pursuant to the Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under NYSE rules, with the exception of David C. Novak, Jing-Shyh S. Su and Michael J. Cavanagh. Mr. Novak and Mr. Su are not considered independent directors because of their employment by the Company. Under NYSE rules, Mr. Cavanagh is not considered independent until May 2015 because Mr. Novak formerly served on the Compensation Committee of JPMorgan Chase & Co., where Mr. Cavanagh is an executive officer.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Dorman, Ferragamo, Grissom, Linen, Nelson, Ryan and Walter and Mses. Graddick-Weir and Hill had no other relationship with the Company other than their relationship as a director.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors' review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chair and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chair of the Management Planning and Development Committee.

What are the Company's policies on reporting of concerns regarding accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our General Counsel, Christian Campbell. If any person believes that he or she should communicate with our Audit Committee Chair, Thomas C. Nelson, he or she may do so by writing him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting The Network at 1 (800) 241-5689. The Network is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our website at *www.yum.com/investors/governance/complaint.asp.*

What are the committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development, Nominating and Governance and Executive/ Finance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2012
Audit: Thomas C. Nelson, *Chair* Mirian M. Graddick-Weir J. David Grissom Bonnie G. Hill Jonathan S. Linen	• Possesses sole authority regarding the selection and retention of independent auditors • Reviews and has oversight over the Company's internal audit function • Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors • Reviews the independence, qualification and performance of the independent auditors • Reviews the adequacy of the Company's internal systems of accounting and financial control • Reviews the annual audited financial statements and results of the audit with management and the independent auditors • Reviews the Company's accounting and financial reporting principles and practices including any significant changes • Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Worldwide Code of Conduct and Policy on Conflicts of Interest • Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's role in risk oversight?" set forth on page 9.	9

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Nelson, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Nelson has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2012
Management Planning and Development: Robert D. Walter, *Chair* David W. Dorman Massimo Ferragamo Thomas M. Ryan	• Oversees the Company's executive compensation plans and programs and reviews and recommends changes to these plans and programs • Monitors the performance of the chief executive officer and other senior executives in light of corporate goals set by the Committee • Reviews and approves the compensation of the chief executive officer and other senior executive officers • Reviews management succession planning	5

The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2012
Nominating and Governance: Thomas M. Ryan, *Chair* David W. Dorman Massimo Ferragamo Robert D. Walter	• Identifies and proposes to the Board suitable candidates for Board membership • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Prepares and supervises the Board's annual review of director independence	3

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2012
Executive/Finance: David C. Novak, *Chair* Thomas C. Nelson Thomas M. Ryan Robert D. Walter	• Exercises all of the powers of the Board in the management of the business and affairs of the Company consistent with applicable law while the Board is not in session	—

How are directors compensated?

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. The annual compensation for each director who is not an employee of YUM is discussed under "Director Compensation" beginning on page 58.

What are the Company's policies and procedures with respect to related person transactions?

The Board of Directors has adopted policies and procedures for the review of related person transactions.

Under these policies and procedures, the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $100,000. These transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company's total revenues and the related person is not an executive officer of the other company.

Does the Company require stock ownership by directors?

Yes, the Company requires stock ownership by directors. The Board of Directors expects non-management directors to hold a meaningful number of shares of Company common stock and expects non-management directors to retain shares acquired as compensation as a director until at least 12 months following their departure from the Board. YUM directors receive a significant portion of their annual compensation in stock. The Company believes that the emphasis on the equity component of director compensation serves to further align the interests of directors with those of our shareholders.

How much YUM stock do the directors own?

Stock ownership information for each director nominee is shown in the table on page 28.

Does the Company have stock ownership guidelines for executives and senior management?

The Management Planning and Development Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 41. The Company has maintained an ownership culture among its executive and senior managers since its formation. Substantially all executive officers and members of senior management, hold stock well in excess of the guidelines.

MATTERS REQUIRING SHAREHOLDER ACTION

ITEM 1 Election of Directors (Item 1 on the Proxy Card)

Who are this year's nominees?

The twelve (12) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2014 Annual Meeting and until their respective successors are elected and qualified are provided below. The biographies of each of the nominees below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

There are no family relationships among any of the directors and executive officers of the Company. See"What are the Company's policies and procedures with respect to related person transactions?" at page 12. Director ages are as of the date of this proxy statement.



Michael J. Cavanagh

Age 47
Director since 2012
Co-Chief Executive Officer
Corporate & Investment Bank,
JPMorgan Chase & Co.

Michael J. Cavanagh is Co-Chief Executive Officer of the Corporate & Investment Bank of JPMorgan Chase & Co., a position he has held since 2012. Mr. Cavanagh is also a member of JPMorgan Chase & Co.'s Operating Committee. From 2010 to 2012, he was the Chief Executive Officer of JPMorgan Chase & Co.'s Treasury & Securities Services business, one of the world's largest cash management providers and a leading global custodian. From 2004 to 2010, Mr. Cavanagh was Chief Financial Officer of JPMorgan Chase & Co.

Specific qualifications, experience, skills and expertise

- Operating and management experience, including as executive vice president and chief financial officer of a financial services and retail banking firm
- Expertise in finance and strategic planning



David W. Dorman

Age 59
Director since 2005
Non-Executive Chairman,
CVS Caremark Corporation

David W. Dorman is the Non-Executive Chairman of the Board of CVS Caremark Corporation, a pharmacy healthcare provider. He has held this position since May 2011. Until May 2011, he was the Non-Executive Chairman of Motorola Solutions, Inc. (formerly known as Motorola Inc.), a leading provider of business and mission critical communication products and services for enterprise and government customers. He served as Non-Executive Chairman of the Board of Motorola, Inc. from May 2008 until the separation of its mobile devices and home businesses in January 2011. From October 2006 to May 2008, he was Senior Advisor and Managing Director to Warburg Pincus, a global private equity firm. From November 2005 until January 2006, he was President of AT&T Inc., a company that provides Internet and transaction-based voice and data services (formerly known as SBC Communications). He was Chairman of the Board and Chief Executive Officer of the company previously known as AT&T Corp. from November 2002 until November 2005. Prior to this, he was President of AT&T Corp. from 2000 to 2002 and the Chief Executive Officer of Concert, a former global venture created by AT&T Corp. and British Telecommunications plc, from 1999 to 2000. Mr. Dorman serves on the board of Motorola Solutions, Inc. and Georgia Tech Foundation. He served as a director of AT&T Corp. from 2002 to 2006.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chief executive officer of global telecommunications-related businesses
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company



Massimo Ferragamo

Age 55
Director since 1997
Chairman, Ferragamo USA, Inc.

Massimo Ferragamo is Chairman of Ferragamo USA, Inc., a subsidiary of Salvatore Ferragamo Italia, which controls sales and distribution of Ferragamo products in North America. Mr. Ferragamo has held this position since 1985. Mr. Ferragamo served as a director of Birks & Mayors, Inc. from 2005 until 2007.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chairman of international sales and distribution business
- Expertise in branding, marketing, sales and international business development
- Public company directorship and committee experience
- Independent of Company



Mirian M. Graddick-Weir

Age 58
Director Since 2012
Executive Vice President,
Human Resources Merck & Co., Inc.

Mirian M. Graddick-Weir serves as Executive Vice President of Human Resources for Merck & Co., Inc., a pharmaceutical company. She has held this position since 2008. From 2006 until 2008, she was Senior Vice President of Human Resources of Merck & Co., Inc. Prior to this position, she served as Executive Vice President of Human Resources and Employee Communications of AT&T Corp from 2004 to 2006. Ms. Graddick-Weir served as the Executive Vice President of Human Resources of AT&T Corp. from 1999 to 2004. Ms. Graddick-Weir held various executive positions throughout her career with AT&T, which began in 1981. Ms. Graddick-Weir served as a director of Harleysville Group Inc. from 2000 until 2012.

Specific qualifications, experience, skills and expertise:

- Management experience, including as executive vice president of human resources for a pharmaceutical company and a global communications services provider
- Expertise in global human resources, corporate governance and public company compensation
- Public company directorship and committee experience
- Financially literate
- Independent of Company



J. David Grissom

Age 74
Director since 2003
Chairman, Mayfair Capital, Inc.
Chairman, The Glenview Trust Company

J. David Grissom is Chairman of Mayfair Capital, Inc., a private investment firm formed by Mr. Grissom in 1989. In addition, Mr. Grissom has been Chairman of The Glenview Trust Company, a private trust and investment management company, since 2001. From 1973 to 1989, he held various senior positions, including Chairman and CEO of Citizens Fidelity Bank & Trust and Vice Chairman of its successor, PNC Financial Corp. He served as a director of Churchill Downs Incorporated from 1979 to 2010.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chairman of private investment firms and chief executive officer of a financial institution
- Expertise in finance, accounting and public company leadership
- Public company directorship and committee experience
- Independent of Company



Bonnie G. Hill

Age 71
Director since 2003
President, B. Hill Enterprises, LLC

Bonnie G. Hill is President of B. Hill Enterprises, LLC, a consulting company. She has held this position since 2001. She is also co-founder of Icon Blue, Inc., a brand marketing company. She served as President and Chief Executive Officer of Times Mirror Foundation, a charitable foundation affiliated with the Tribune Company from 1997 to 2001 and Senior Vice President, Communications and Public Affairs, of the Los Angeles Times from 1998 to 2001. From 1992 to 1996, she served as Dean of the McIntire School of Commerce at the University of Virginia. Ms. Hill currently serves as a director of AK Steel Holding Corporation, The Home Depot, Inc., California Water Service Group and The Rand Corporation. She serves as the Lead Director of the Board of Directors of The Home Depot, Inc. She also served on the boards of Hershey Foods Corporation from 1993 to 2007 and Albertson's, Inc. from 2002 to 2006.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as president of a consulting firm and as dean of the school of commerce at a large public university
- Expertise in corporate governance, succession planning and public company compensation
- Public company directorship and committee experience
- Financially literate
- Independent of Company



Jonathan S. Linen

Age 69
Director since 2005
Advisor to the Chairman, American Express Company

Jonathan S. Linen has been an advisor to the Chairman of American Express Company, a diversified worldwide travel and financial services company, since January 2006. From August 1993 until December 2005, he served as Vice Chairman of American Express Company. From 1992 to 1993, Mr. Linen served as President and Chief Operating Officer of American Express Travel Related Services Company, Inc. From 1989 to 1992, Mr. Linen served as President and Chief Executive Officer of Shearson Lehman Brothers. Mr. Linen is a director of Modern Bank, N.A. and The Intercontinental Hotels Group.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as president and chief executive officer of global travel-related services company
- Expertise in finance, marketing and international business development
- Public company directorship and committee experience
- Independent of Company



Thomas C. Nelson

Age 50
Director since 2006
Chairman, Chief Executive Officer and President, National Gypsum Company

Thomas C. Nelson has served as the President and Chief Executive Officer of National Gypsum Company, a building products manufacturer, since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum Company. He is also a General Partner of Wakefield Group, a North Carolina based venture capital firm. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and White House Fellow. He also serves as a Lead Director of Belk, Inc. and as a director of Carolinas Healthcare System.

Specific qualifications, experience, skills and expertise:

- Operational and management experience, including as president and chief executive officer of a building products manufacturer
- Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience
- Independent of Company



David C. Novak

Age 60
Director since 1997
Chairman and Chief Executive Officer, YUM! Brands, Inc.

David C. Novak has been Chairman of the Board since 2001, and Chief Executive Officer of YUM since 2000. He served as President of YUM from October 1997 to April 2012. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997, at which time he became acting Vice Chairman of YUM. Mr. Novak served as a director of Bank One Corporation from 2001 until its merger with JPMorgan Chase & Co. in 2004. He continued serving as a director of JPMorgan Chase & Co. from 2004 to 2012.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chairman and chief executive officer of the Company
- Expertise in strategic planning, global branding, franchising, and corporate leadership
- Public company directorship and committee experience



Thomas M. Ryan

Age 60
Director since 2002
Former Chairman and CEO, CVS Caremark Corporation

Thomas M. Ryan is the former Chairman and Chief Executive Officer of the Board of CVS Caremark Corporation ("CVS"), a pharmacy healthcare provider. He served as Chairman from April 1999 to May 2011. He was Chief Executive Officer of CVS from May 1998 to February 2011 and also served as President from May 1998 to May 2010. Mr. Ryan serves on the boards of Five Below, Inc. and Vantiv, Inc., and is an Operating Partner of Advent International. Mr. Ryan was a director of Reebok International Ltd from 1998 to 2005 and Bank of America Corporation from 2004 to 2010.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chief executive officer of global pharmacy healthcare business
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company



Jing-Shyh S. Su

Age 60
Director since 2008
Vice Chairman, YUM! Brands, Inc., Chairman and Chief Executive Officer of YUM's China Division

Jing-Shyh S. Su has been Vice Chairman of the Board since 2008. He is also Chairman and Chief Executive Officer of YUM's China Division, a position he has held since May 2010. From 1997 to May 2010, he was President of YUM's China Division. Prior to this position, he was the Vice President of North Asia for both KFC and Pizza Hut.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as president of the Company's China Division
- Expertise in marketing and brand development
- Expertise in strategic planning and international business development



Robert D. Walter

Age 67
Director since 2008
Founder and Retired Chairman/CEO Cardinal Health, Inc.

Robert D. Walter is the founder of Cardinal Health, Inc., a company that provides products and services supporting the health care industry. Mr. Walter retired from Cardinal Health in June 2008. Prior to his retirement from Cardinal Health, he served as Executive Director from November 2007 to June 2008. From April 2006 to November 2007, he served as Executive Chairman of the Board of Cardinal Health. From 1979 to April 2006, he served as Chairman and Chief Executive Officer of Cardinal Health. Mr. Walter also serves as a director of American Express Company and Nordstrom, Inc. From 2000 to 2007, he was a director of CBS Corporation and its predecessor, Viacom, Inc.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chief executive officer, of global healthcare and service provider business
- Expertise in finance, business development, business integrations, financial reporting, compliance and controls
- Public company directorship and committee experience
- Independent of Company

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2014 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. Based on the recommendation of the Nominating and Governance Committee, all of the aforementioned nominees are standing for re-election except for Michael J. Cavanagh, who is standing for election for the first time.

What is the recommendation of the Board of Directors?

The Board of Directors recommends that you vote FOR the election of these nominees.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What vote is required to elect directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes.

Our policy regarding the election of directors can be found in our Corporate Governance Principles at *www.yum.com/investors/governance/principles.asp* and at page 8 under "What other significant Board practices does the Company have?—Majority Voting Policy."

ITEM 2 Ratification of Independent Auditors (Item 2 on the Proxy Card)

What am I voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2013. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2012, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a representative of KPMG be present at the meeting?

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the recommendation of the Board of Directors?

The Board of Directors recommends that you vote FOR approval of this proposal.

What were KPMG's fees for audit and other services for fiscal years 2012 and 2011?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2012 and 2011, and fees billed for audit-related services, tax services and all other services rendered by KPMG for 2012 and 2011.

	2012	2011
Audit fees[1]	$ 5,660,000	$ 5,650,000
Audit-related fees[2]	1,180,000	310,000
Audit and audit-related fees	6,840,000	5,960,000
Tax fees[3]	790,000	950,000
All other fees[4]	40,000	—
TOTAL FEES	**$ 7,670,000**	**$ 6,910,000**

(1) *Audit fees include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting, statutory audits and services rendered in connection with the Company's securities offerings.*

(2) *Audit-related fees include due diligence assistance, audits of financial statements of certain employee benefit plans, agreed upon procedures and other attestations.*

(3) *Tax fees consist principally of fees for international tax compliance, VAT services and tax audit assistance.*

(4) *All other fees consist of fees for advisory services related to the Company's expansion in an international market.*

What is the Company's policy regarding the approval of audit and non-audit services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members, and has currently delegated pre-approval authority up to certain amounts to its Chair.

Pre-approvals for services are granted at the January Audit Committee meeting each year. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must be pre-approved.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chair of the Audit Committee.

The complete policy is available on the Company's website at *www.yum.com/investors/governance/media/gov_auditpolicy.pdf.*

ITEM 3 Advisory Vote On Executive Compensation (Item 3 on the Proxy Card)

What am I voting on?

In accordance with SEC rules, we are asking shareholders to approve, on a non-binding basis, the compensation of the Company's named executive officers ("Named Executive Officers") as disclosed in this proxy statement under the Compensation Discussion and Analysis beginning at page 30, the compensation tables beginning at page 44 and the narrative discussion following the compensation tables.

We Continued to Deliver Strong Business Results in 2012

In 2012, our global portfolio of leading brands once again delivered strong results highlighted by the following:

- Achieved strong year-over-year growth in earnings per share (excluding special items) of 13%—marking the eleventh consecutive year that we exceeded our annual target of at least 10%
- Opened a record 1,976 new restaurants outside the United States
- Grew operating profits by 12% (prior to special items and foreign currency translation)
- Generated $1.6 billion in net income—a new high

Our Performance-Based Executive Compensation Program Attracts and Retains Strong Leaders and Closely Aligns with Our Shareholders' Interests

Our performance-based executive compensation program is designed to attract, reward and retain the talented leaders necessary for our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. This approach has made our management team a key driver in the Company's strong performance over both the long and short term. We believe that our compensation program has attracted and retained strong leaders, and is closely aligned with the interests of our shareholders.

We urge you to read the Compensation Discussion and Analysis section of this proxy statement, beginning on page 30, which discusses in detail how our compensation policies and procedures operate and are designed to meet our compensation goals and how we make our compensation decisions.

We Considered Your Feedback After Our 2012 Say On Pay Vote and Made Changes to Our Executive Compensation Program for 2013

As described in the Compensation Discussion and Analysis, our Management Planning and Development Committee (the "Committee") considered the say-on-pay voting results at the 2012 Annual Meeting of Shareholders and, as a result, reached out to many of our major institutional shareholders for feedback, which the Committee considered during its 2012 year-end review of our executive compensation program. The Committee's review led to significant changes, described below, in our executive compensation program, which we believe reflect the feedback we received from shareholders. Because our compensation program for 2012 had already been put in place before the 2012 Annual Meeting, these changes could not be implemented until 2013. Specifically, changes made by the Committee include:

- **Updating Executive Peer Group to Enhance Alignment with Company's Executive Peer Group -** updating the Company's executive compensation peer group by removing Coca-Cola, Kraft and PepsiCo to enhance alignment of the Company and other members of its peer group in terms of company size;
- **Re-designing Performance Share Plan to Measure Average Relative Total Shareholder Return -** implementing average total shareholder return of the Company for a three-year period compared to the S&P 500 as the sole performance measure for the Company's Performance Share Plan, beginning with the 2013-2015 performance period;
- **Changing CEO's Long-Term Incentive Compensation Mix -** changing the long-term incentive compensation mix for the Company's Chief Executive Officer to 75% stock appreciation rights and 25% performance share plan units (from approximately 90% stock appreciation rights and 10% performance share plan units in 2012);
- **Eliminating CEO's Accruals under Company's Pension Equalization Plan -** eliminating our Chief Executive Officer's accruing nonqualified pension benefits and replacing that benefit with a benefit based on our Leadership Retirement Plan, a non-qualified unfunded defined contribution plan. Our Chief Executive Officer will receive an annual allocation equal to 9.5% of his salary and target bonus and will receive an annual interest allocation on his balance equal to 120% of the applicable federal rate (this change is discussed in more detail at footnote (5) to the Summary Compensation Table at page 45);
- **Eliminating Excise Tax Gross-Ups -** eliminating the tax gross-up provisions contained in Change in Control Severance Agreements with executives, including the Named Executive Officers, with respect to excess parachute payments under Section 4999 of the Internal Revenue Code; and
- **Implementing "Double Trigger" Vesting Upon a Change in Control -** implementing "double trigger" vesting of equity awards made in 2013 and beyond upon a change in control of the Company.

We believe these changes will further align our executive compensation program with best practices, enhance shareholder value, and enable us to better achieve our business goals.

Accordingly, we ask our shareholders to vote in favor of the following resolution at the Annual Meeting:

RESOLVED, that the shareholders approve the compensation awarded to our Named Executive Officers, as disclosed pursuant to SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related materials included in this proxy statement.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will review the voting results and consider shareholder concerns in their continuing evaluation of the Company's compensation program.

What is the recommendation of the Board of Directors?

The Board of Directors recommends that you vote FOR approval of this proposal.

ITEM 4 Re-Approval of YUM! Brands, Inc. Long Term Incentive Plan Performance Measures (Item 4 on the Proxy Card)

What am I voting on?

A proposal to re-approve the material terms of the performance measures available under the YUM! Brands, Inc. Long Term Incentive Plan ("LTIP"), as required by the performance-based compensation rules under Section 162(m) of the Internal Revenue Code ("Section 162(m)").

IMPORTANT: This proposal does not seek to increase the number of shares of common stock that may be issued under the LTIP or to amend any performance objectives or other existing provisions under the LTIP, and approval will not result in any additional cost to the Company.

Why am I voting on this?

To preserve the Company's ability to grant performance-based compensation awards under the LTIP which may be exempt from Section 162(m)'s $1 million limit on tax deductible compensation. If shareholders do not approve the proposal, the Company will thereafter be unable to structure awards (other than options and stock appreciation rights) that may be exempt from Section 162(m)'s $1 million limit on tax deductible compensation. It is important to note that we reserve the right to make awards under the LTIP (and otherwise) that may not be deductible, in whole or in part, under Section 162(m).

Generally, Section 162(m) limits the deductibility of compensation paid to the Company's Chief Executive Officer and three additional most highly compensated employees, other than the Chief Financial Officer, to $1 million per year. This limit does not apply, however, to compensation that qualifies as performance-based compensation within the meaning of Section 162(m) (sometimes referred to as "qualified performance-based compensation"). One of the requirements that must be met in order to satisfy the qualified performance-based compensation exception is that the material terms of the performance measures that would apply to compensation that is intended to be qualified performance-based compensation must be disclosed to and approved by the Company's shareholders at least once every five years. Shareholder approval is only one of several requirements under Section 162(m) which must be met in order to satisfy the qualified performance-based compensation exception. Even if our shareholders approve the proposal, there is no guarantee that awards granted under the LTIP will be treated as qualified performance-based compensation and we reserve the right to make awards of compensation that do not qualify for the qualified performance-based compensation exception of Section 162(m) (whether under the LTIP or otherwise).

What are the material terms that must be approved?

For purposes of Section 162(m), the material terms include: (i) the individuals eligible to receive compensation; (ii) a description of the business criteria on which the performance goal is based; and (iii) the maximum amount of compensation that can be paid to an individual under the performance measure. Disclosure regarding each of these material terms is included in the summary of the LTIP below and is qualified in its entirety by reference to the full text of the LTIP set forth on Appendix A of this proxy statement.

Summary of the LTIP

Plan Administration. The LTIP is administered by a committee (the "Committee") selected by the Board and consisting solely of two or more outside members of the Board. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the LTIP that would otherwise be the responsibility of the Committee. The Management Planning and Development Committee of the Company's Board currently serves as the Committee under the LTIP.

Committee Authority. The Committee has the authority and discretion to select from among the eligible individuals those persons who shall receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such awards, and subject to certain limits, to cancel or suspend awards. To the extent that the Committee determines that the restrictions imposed by the LTIP preclude the achievement of the material purposes of the

Proxy Statement

awards in jurisdictions outside the United States, the Committee has the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States. The Committee has the authority and discretion to interpret the LTIP, to establish, amend, and rescind any rules and regulations relating to the LTIP, to determine the terms and provisions of any award agreement made pursuant to the LTIP, and to make all other determinations that may be necessary or advisable for the administration of the LTIP. Any interpretation of the LTIP by the Committee and any decision made by it under the LTIP is final and binding on all persons. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Until action to the contrary is taken by the Board or the Committee, the Committee's authority with respect to matters concerning participants below the Executive Officer level is delegated to the Chief Executive Officer and Chief People Officer of the Company.

Eligibility. The Committee may grant one or more awards to any employee of the Company or its subsidiaries (determined in accordance with the LTIP) and to any director of the Company (the "Participants"). Awards may be granted to an eligible individual in connection with hiring, retention or otherwise and prior to the first day on which the eligible individual provides services to the Company or its subsidiaries (provided that the award may not vest until the individual first performs services). As of December 29, 2012, the Company and its subsidiaries had approximately 523,000 employees. The specific Participants who are granted awards under the LTIP and the type and amount of any such award is determined and designated by the Committee.

Awards.

- OPTIONS. The Committee may grant options under the LTIP to purchase stock which options may be either non-qualified stock options or incentive stock options. The purchase price of a share of stock under each option shall not be less than the closing price of a share of stock on the date the option is granted. The option shall be exercisable in accordance with the terms established by the Committee. In general, the Committee intends that the option terms will provide that options will become exercisable in equal proportions on the four anniversary dates after grant and will require the Participant to be employed up until the date of exercise. From time to time, the Committee may award "Chairman's Awards" for superlative performance. These grants may vest over four or five years as determined by the Committee. In any event, the Committee reserves the right to grant options with other terms that are in accordance with the terms of the LTIP. The full purchase price of each share of stock purchased upon the exercise of any option shall be paid at the time of exercise. Except as otherwise determined by the Committee, the purchase price shall be payable in cash, in stock (valued at closing price as of the day of exercise), or in any combination thereof. The Committee may impose such conditions, restrictions, and contingencies on stock acquired pursuant to the exercise of an option as the Committee determines to be desirable. Except as provided in the LTIP with respect to adjustment to shares in the event of a corporate transaction, the exercise price for any outstanding stock option may not be decreased after the date of grant nor may an outstanding stock option be surrendered to the Company as consideration in exchange for the grant of a new stock option with a lower exercise price.
- STOCK APPRECIATION RIGHTS. The Committee may grant a stock appreciation right ("SAR") in connection with any portion of a previously or contemporaneously granted option or independent of any option grant. A SAR entitles the Participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Committee. The exercise price may not be less than the closing price of a share of the stock on the date the SAR is granted. Such excess amount shall be payable in stock, in cash, or in any combination thereof, as determined by the Committee.
- OTHER STOCK AWARDS. The Committee may grant stock units (a right to receive stock in the future), performance shares (a right to receive stock or stock units contingent upon achievement of performance or other objectives), performance units (a right to receive a designated dollar amount of stock contingent on achievement of performance or other objectives) and restricted stock and restricted stock units (a grant of stock and the right to receive stock in the future, respectively, with such shares or rights subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the Participant or the achievement of performance or other objectives, as determined by the Committee). Any such award shall be subject to such conditions, restrictions and contingencies as the Committee determines.

Vesting. Vesting of restricted shares, restricted stock units, performance shares or performance units granted to Participants is based on achievement of performance objectives, completion of a specified period of service, or both. In the case of awards to employees, the LTIP requires that, if vesting is contingent solely on completion of a period of service (and is not granted in lieu of other compensation), the minimum service required will be three years (subject to acceleration for death, disability, retirement, change in control, and certain involuntary termination), except in the case of annual incentive deferrals where the minimum vesting period is two years for awards granted in the form of restricted shares. These awards are granted as a settlement of earned annual cash incentives and are designed to encourage employee stock ownership. In addition, employees are permitted to defer their salary or annual cash incentive into stock units payable at a date elected by the employee. This feature is also designed to encourage employee stock ownership.

Performance Goals. The Committee may designate whether any award being granted to any Participant is intended to be qualified performance-based compensation. Any such awards designated as intended to be qualified performance-based compensation shall be conditioned on the achievement of one or more performance measures to the extent required by Section 162(m). The performance goals that may be used by the Committee for the awards described above may be based on any one or more of the following Company, subsidiary, operating unit or division performance measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; return on equity; return on investment; revenues; stock price; total shareholder return; customer satisfaction metrics; or restaurant unit development. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity, shares outstanding, investments, assets or net assets.

Authorized Shares. The LTIP provides for 70,600,000 shares that may be delivered under the LTIP (subject to the adjustment for any future stock splits or other capital transactions as described below). To the extent any shares of stock covered by an award are not delivered to a Participant or beneficiary because the award is forfeited or canceled, or the shares of stock are not delivered because the award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the LTIP. If the exercise price of any stock option granted under the LTIP is satisfied by tendering shares of stock to the Company (by either actual delivery or by attestation), only the number of shares of stock issued net of the shares of stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of stock available for delivery under the LTIP. For purposes of applying the limit of the number of shares of stock available under the LTIP, each share of stock delivered to a Participant or beneficiary pursuant to the grant of other stock awards (including stock units, restricted stock units, performance shares, performance units, and restricted stock) would be counted as covering two shares of stock, and would reduce the total number of shares of stock available for delivery under the LTIP by two shares; except, however, restricted shares or restricted units granted as settlement of earned annual incentives or base salary will be counted as covering one share and will reduce the total number of shares of stock available for delivery under the LTIP by one share.

Maximum Amount of Compensation. The following maximums apply to grants of awards:

- a maximum of 9,000,000 shares of stock may be issued for options and SARs granted to any one individual in any five calendar-year period;
- a maximum of 3,000,000 shares of stock may be issued for stock unit, restricted stock, restricted stock unit, and performance share awards that are intended to be qualified performance-based compensation (for Section 162(m) purposes) granted to any one individual during any five calendar-year period;
- a maximum of 12,000,000 shares of stock may be issued for stock units, restricted stock, restricted stock units, performance shares, and performance units awards (except that stock units and restricted stock granted with respect to the deferral of salary or annual cash incentive awards and in lieu of the receipt of such awards will not count toward this maximum); and
- a maximum of $10,000,000 may be covered by performance unit awards that are intended to be qualified performance-based compensation (for Section 162(m) purposes) granted to any one individual during any one calendar-year period.

Adjustments. In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Committee will make equitable adjustments to awards to preserve the benefits or potential benefits of the awards as the Committee determines to be necessary and appropriate. Action by the Committee may include: (i) adjustment of the number and kind of shares (or other property) which may be delivered; (ii) adjustment of the number and kind of shares subject to outstanding awards; (iii) adjustment of the grant or exercise price of outstanding options and SARs; and (iv) the terms, conditions or restrictions of outstanding awards and/or award agreements.

Change in Control. Generally, the Committee may provide under the terms of any award that upon a change in control, as defined in the LTIP, all outstanding options and SARs will become fully exercisable and all stock units, restricted stock, restricted stock units and performance shares will become fully vested. Under current practice, any restricted shares attributable to deferrals under the Company's income deferral plan shall become fully vested upon a change of control. Effective for awards granted in 2013 and beyond, outstanding options and SARs will become fully exercisable and other stock awards will fully vest immediately if the Participant is employed on the date of a change in control of the Company and the Participant's employment is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control ("double trigger" vesting).

Amendments. The Board may, at any time, amend or terminate the LTIP, provided that no amendment or termination may, in the absence of consent to the change by the affected Participant, adversely affect the rights of any Participant or beneficiary under any award granted under the LTIP prior to the date such amendment is adopted by the Board. In addition, without shareholder approval, no amendment may increase the limits on shares reserved for issuance under the LTIP or the maximum individual limits described above, decrease the minimum option or SAR exercise price or modify the restrictions on repricing, expand the class of persons eligible to receive awards under the LTIP, or decrease the minimum vesting provisions for service-based awards (described above). Adjustments in the event of a corporate transaction or reorganization are not subject to the foregoing restrictions.

Tax Treatment of Awards. The following is a brief description of the U.S. federal income tax treatment that will generally apply to awards under the LTIP based on current U.S. federal income tax rules.

- NON-QUALIFIED STOCK OPTIONS. The grant of a non-qualified stock option will not result in taxable income to the Participant. Except as described below, the Participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the stock acquired over the exercise price for those shares, and the Company will be entitled to a corresponding tax deduction. Gains or losses realized by the

Participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

- INCENTIVE STOCK OPTIONS. The grant of an incentive stock option will not result in taxable income to the Participant. The exercise of an incentive stock option will not result in taxable income to the Participant provided that the Participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the Participant is disabled, as that term is defined in the Internal Revenue Code). The excess of the fair market value of the stock at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the Participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. If the Participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the Participant, then, upon disposition of such stock, any amount realized in excess of the exercise price will be taxed to the Participant as capital gain and the Company will not be entitled to a corresponding tax deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the Participant will generally realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and the Company will be entitled to a corresponding tax deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the Participant will recognize no ordinary income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.
- STOCK APPRECIATION RIGHTS. The grant of a SAR will not result in taxable income to the Participant. Upon exercise of a SAR, the amount of cash or the fair market value of stock received will be taxable to the Participant as ordinary income and the Company will be entitled to a corresponding deduction. Gains and losses realized by the Participant upon disposition of any such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.
- PERFORMANCE SHARES AND PERFORMANCE UNITS. A Participant who has been granted a performance share award or performance unit award will not realize taxable income at the time of grant. The Participant will have compensation income at the time of distribution equal to the amount of cash received and the then fair market value of the distributed shares. The Company will be entitled to a corresponding tax deduction.
- RESTRICTED AND OTHER STOCK. A Participant who has been granted a restricted stock award will not realize taxable income at the time of grant and the Company will not be entitled to a corresponding deduction, assuming that the restrictions constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the vesting of stock subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and the Company will be entitled to a corresponding tax deduction. Gains or losses realized by the Participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the Participant and the Company will be entitled to a corresponding tax deduction. A Participant may elect pursuant to Section 83(b) of the Internal Revenue Code to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date. If the Participant makes this election, the Company will be entitled to a corresponding tax deduction.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the recommendation of the Board of Directors?

The Board of Directors Recommends That You Vote FOR Approval of This Proposal.

ITEM 5 Shareholder Proposal Regarding Packaging Recycling (Item 5 on the Proxy Card)

What am I voting on?

As You Sow has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request.

Packaging Recycling

WHEREAS discarded food service and product packaging is a source of waste and greenhouse gas (GHG) emissions, a significant consumer of natural resources and energy, and implicated in the impairment and death of marine animals. More than half of U.S. product packaging is discarded rather than recycled. Only a negligible amount of food service packaging is recycled in the U.S. Just 12% of all plastic packaging is recycled. The value of wasted packaging is estimated at $11billion annually.

Packaging waste is a large component of marine debris which has impacted 663 species, according to a report by the Convention on Biological Diversity. Nine of the top 10 reported beach debris items are packaging or containers: caps/lids, plastic bags, food wrappers, plastic utensils, plastic straws, paper bags, plastic bottles, glass bottles and metal cans. Ingestion can be fatal, but also compromise the ability of marine animals to capture and digest food, sense hunger, escape from predators, and reproduce. Ingestion of micro-plastics is also of concern as it could provide a pathway for transport of harmful chemicals. Recycling of food service packaging could reduce the volume of materials that ends up as ocean debris.

YUM! Brands 2010 corporate social responsibility report states that understanding and addressing the impact of packaging on the environment is a long-term imperative for the sustainability of its business, yet the company has no comprehensive packaging recycling strategy or stated goals for collecting and recycling the containers that its food and beverages are sold in.

Our competitor Starbucks has committed to recycle all post-consumer paper and plastic cups left in its cafes by 2015. It offers a discount for customers who provide reusable beverage containers and pledged to serve 25% of beverages from reusable containers by 2015. Its beverage cups have 10% recycled content.

YUM! Brands pledged in its 2010 report to recycle its packaging, but has not provided a specific goal or timeline. The company said it would educate consumers and stakeholders about its approach to environmental sustainability and corporate social responsibility related to packaging, yet has not responded to numerous inquiries from proponent seeking information on program activities.

Increased recycling can also reduce reliance on virgin raw materials, make more materials available to provide recycled content in new packaging, and reduce carbon footprint and energy usage.

BE IT RESOLVED THAT Shareowners of YUM! Brands request that the board of directors adopt a comprehensive on-premises recycling strategy for food and beverage packaging. The strategy should include aggressive recycling goals for all food service packaging as feasible and development of recycled content goals for packaging. The board shall prepare a report by September 1, 2013 on the company's efforts to implement this strategy. The report, to be prepared at reasonable cost, may omit confidential information.

SUPPORTING STATEMENT

We believe the requested report is in the best interest of YUM! and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.

Management Statement in Opposition to Shareholder Proposal

What is the Company's position regarding this proposal?

The Board of Directors recommends that shareholders vote AGAINST this proposal.

YUM is committed to being a responsible global citizen and developing a long-term strategy to reduce our impact on the environment and in our communities. An important component of our long-term strategy is providing environmentally-preferable food packaging to our consumers, while maintaining our ability to serve food safely, quickly and conveniently through the use of disposable packaging. Our food packaging is consistent with standardized packaging available in our industry; however, we want to go even further. We recognize that addressing our packaging impact is important to our shareholders and imperative for the long-term sustainability of our business.

We have published Sustainable Sourcing and Waste Recovery Principles that articulate our move toward sustainable sourcing of paper and paper-based packaging products and increasing the amount of recycled contents in our packaging, as permitted by regulatory authorities and technical efficiencies. To show our commitment, we are working with the Food Packaging Institute (FPI) on its paper recovery efforts. We are also a founding member of the Paper Recovery Alliance (PRA) and in this role we have the opportunity to influence the infrastructures of, and build scale for, future paper recovery projects. We also work with key waste providers on recovery/recycling market tests. Our Brands continue to work with our suppliers on innovation in sustainable packaging that, where allowable by law, would increase the amount of recycled content.

In addition, our Brands inside and outside of the U.S. are developing initiatives directed specifically toward sustainable food packaging and including greater recycled content:

- Pizza Hut U.S.'s, packaging includes 95% fiber sourced from certified forests or recycled sources by weight and, after its packaging is used, 98% of the materials are capable of being recycled.
- Our KFC United Kingdom team has increased the recyclability of the KFC bucket by eliminating the bucket's plastic coating, moved to napkins that are made from 100% recycled fiber sources and changed foil wrappers for certain food products to paper wrappers that are 100% recyclable and biodegradable.
- KFC U.S., in 2011, reduced plastic packaging in the KFC U.S. system from 40% to 28% by weight, purchased 78% of all new wood fiber products from third-party certified sources and made 25% of all paper packaging from recycled content.

More information on our recycling, packaging and other sustainability and corporate social responsibility efforts in general may be found in our 2012 Corporate Social Responsibility report at **www.yum.com/CSR.**

Why does the Company oppose the proposal?

The proponent's shareholder proposal requests a comprehensive on-premises recycling strategy for packaging as well as aggressive recycling and recycled content goals. YUM does not believe in "green washing" and, unfortunately, there is currently insufficient infrastructure to support recycling of food-service packaging. FDA regulations limit the amount of recycled content within food packaging in the U.S. and in some of our large foreign markets recycled content is not permitted in food service packaging. In addition, there is insufficient education within the U.S. around proper recycling. The waste within our restaurants has to be properly sorted by consumers to prevent contamination and the product mix of restaurant waste has a level of contamination that most material recovery facilities cannot process currently. YUM is actively doing its part to work through these challenges but, ultimately, proper food-service recycling is an industry-wide challenge that we believe needs to be worked on collectively. As a founding member of Paper Recovery Alliance, YUM is helping shape that conversation. We oppose this proposal because as described above YUM already is developing goals and implementing initiatives related to recycling as part of its long-term strategy. Adoption of the proponent's proposal will cost the Company money and resources but would be duplicative of YUM's continued efforts and will not further YUM's strategy in any meaningful way.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the recommendation of the Board of Directors?

The Board of Directors Recommends That You Vote AGAINST This Proposal.

STOCK OWNERSHIP INFORMATION

Who are our largest shareholders?

As of December 31, 2012 the Company did not know of any shareholder that was the owner of more than 5% of YUM common stock.

How much YUM common stock is owned by our directors and executive officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2012 by

- each of our directors,
- each of the executive officers named in the Summary Compensation Table on page 44, and
- all directors and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members has sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table holds in excess of one percent of the outstanding YUM common stock. Directors and executive officers as a group beneficially own approximately 2%. Our internal stock ownership guidelines call for the Chairman to own 336,000 shares of YUM common stock or stock equivalents. Guidelines for our other Named Executive Officers call for them to own 50,000 shares of YUM common stock or stock equivalents within five years following their appointment to their current position.

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2012. Included are shares that could have been acquired within 60 days of December 31, 2012 through the exercise of stock options, stock appreciation rights ("SARs") or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote (4) to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

Name	Beneficial Ownership				Additional Underlying Stock Units[4]	Total
	Number of Shares Beneficially Owned[1]	Options/ SARS Exercisable within 60 Days[2]	Deferral Plans Stock Units[3]	Total Beneficial Ownership		
David C. Novak	314,077	1,725,672	1,375,417	3,415,166	1,039,865	4,455,031
Michael J. Cavanagh[5]	0	0	0	0	2,645	2,645
David W. Dorman	41,691	19,591	0	61,282	5,254	66,536
Massimo Ferragamo	56,829	9,115	43,130	109,074	29,798	138,872
Mirian M. Graddick-Weir	0	88	0	88	4,947	5,035
J. David Grissom	107,933[6]	9,115	2,055	119,103	0	119,103
Bonnie G. Hill	1,748	20,473	11,961	34,182	14,896	49,078
Jonathan S. Linen	14,438[7]	19,591	0	34,029	30,907	64,936
Thomas C. Nelson	8,288	4,560	0	12,848	30,761	43,609
Thomas M. Ryan	27,811[8]	20,473	1,712	49,996	30,862	80,858
Robert D. Walter	52,003	5,783	0	57,786	18,435	76,221
Patrick Grismer	18,214[9]	105,126	0	123,340	9,126	132,466
Jing-Shyh S. Su	351,632[10]	1,275,561	17,233	1,644,426	233,166	1,877,592
Richard T. Carucci	26,833[11]	515,374	12,509	554,716	127,686	682,402
Muktesh Pant	9,529	334,372	7,782	351,683	89,458	441,141
All Directors and Executive Officers as a Group (22 persons)	1,135,607	5,407,166	1,622,761	8,165,534	2,030,781	10,196,315

(1) *Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan as to which each named person has sole voting power:*

- *Mr. Novak, 31,913 shares*
- *Mr. Grismer, 6,614 shares*
- *Mr. Pant, 1,941 shares*
- *all directors and executive officers as a group, 43,050 shares*

(2) *The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to stock options and SARs awarded under our employee or director incentive compensation plans. For stock options, we report shares equal to the number of options exercisable within 60 days. For SARs we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).*

(3) *These amounts reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Director Deferred Compensation Plan or our Executive Income Deferral Program. Amounts payable under these plans will be paid in shares of YUM common stock at termination of directorship/employment or within 60 days if so elected. This amount also includes performance share unit awards granted in 2010 by the Management Planning and Development Committee that vested on December 29, 2012 and to which performance was certified in January 2013. The distribution amounts are the following: Mr. Novak 41,137; Mr. Su 17,233; Mr. Carucci 12,509; and Mr. Pant 7,782. All executive officers as a group received distributions in total of 108,406 awards.*

(4) *Amounts include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) other than at termination of employment or (b) after March 1, 2013. For Mr. Novak, those amounts also include restricted stock units awarded in 2008 that vested in 2012. For Mr. Su, amounts also include restricted stock units awarded in 2010 that will vest in 2015.*

(5) *Mr. Cavanagh joined the Board effective November 16, 2012.*

(6) *This amount includes 26,000 shares held in trusts.*

(7) *This amount includes 10,000 shares held in a trust.*

(8) *These shares are held in a trust.*

(9) *These shares are held in trusts.*

(10) *This amount includes 278,361 shares held indirectly.*

(11) *These shares are held in trusts.*

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes our executive compensation philosophy and program, the decisions the Management Planning and Development Committee (the "Committee") has made under this program and factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of the following Named Executive Officers for 2012:

Name	Title
David C. Novak	Chairman of the Board and Chief Executive Officer
Patrick J. Grismer	Chief Financial Officer
Jing-Shyh S. Su	Vice Chairman of the Board and Chairman and Chief Executive Officer – China Division
Richard T. Carucci	President
Muktesh Pant	Chief Executive Officer – Yum Restaurants International

Proxy Statement

2012 Business Highlights

The power of YUM lies in our ability to deliver consistently strong results. In 2012, our global portfolio of leading brands once again delivered strong results highlighted by the following:

- Achieved strong year-over-year growth in earnings per share (excluding special items) of 13%—marking the eleventh consecutive year that we exceeded our annual target of at least 10%
- Opened a record 1,976 new restaurants outside the United States
- Grew operating profits by 12% (prior to special items and foreign currency translation)
- Generated $1.6 billion in net income—a new high

Our shareholders benefited from our strong year as our total shareholder return during the 2012 calendar year was 15%.

Relationship Between Company Pay and Performance

Our compensation programs are designed to:

- Serve the long-term interests of our shareholders
- Support our vision to be the Defining Global Company That Feeds the World
- Pay for performance
- Attract, reward and retain talented leaders

We believe our management team has been a distinctive driver in YUM's strong performance over both the short and long term. Therefore, we provide a very competitive compensation package to our executives and tie a significant portion of their pay to performance in order to ensure alignment with the interests of our shareholders.

For 2012, we highlighted four major growth strategies we have communicated to investors for several years:

- Build leading brands in China in every significant category
- Drive aggressive international expansion and build strong brands everywhere
- Dramatically improve U.S. brand positions, consistency and returns
- Drive industry-leading long-term shareholder and franchisee value

Our compensation program is designed to support these growth strategies which drive Company profitability and shareholder value.

The success of our strategy is evidenced by our consistent year-over-year EPS growth and the related increase in our stock price and Total Shareholder Return ("TSR") over the past ten years.

EARNINGS PER SHARE* - TEN YEAR GROWTH


+534% Total Shareholder Return
$66.06
$10.43
13%
13%
15%
13%
14%
15%
14%
13%
17%
14%
13%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

For purposes of calculating the year-over-year growth in EPS in the chart above, EPS excludes special items believed to be distortive of consolidated results on a year-over-year basis and the initial impact of expensing stock options in 2005. The special items excluded are the same as those excluded in the Company's annual earnings releases. EPS growth is calculated based on YUM's fiscal year end which ends the last Saturday of each calendar year. The total shareholder return reflects a calendar year end of December 31, 2012.

In addition to EPS growth, our strategy's success is demonstrated by our one-, three-, five- and ten-year results for TSR as compared to our executive compensation peer group ("Executive Peer Group") and the S&P 500. Consistently strong total shareholder return, especially over the long term, means not only are we creating value for shareholders but our superior relative results suggests we are exceeding shareholder expectations compared to the market generally.


TOTAL SHAREHOLDER RETURN
ONE-YEAR PERIOD ENDING DECEMBER 31, 2012
15%
13%
16%
Yum!
Yum!'s Executive Peer Group
S&P 500
THREE-YEAR PERIOD ENDING DECEMBER 31, 2012
101%
37%
36%
Yum!
Yum!'s Executive Peer Group
S&P 500
FIVE-YEAR PERIOD ENDING DECEMBER 31, 2012
93%
40%
9%
Yum!
Yum!'s Executive Peer Group
S&P 500
TEN-YEAR PERIOD ENDING DECEMBER 31, 2012
534%
167%
99%
Yum!
Yum!'s Executive Peer Group
S&P 500

Proxy Statement

As the chart below demonstrates, our Chief Executive Officer's total direct compensation, comprised of base salary, bonus paid and annual long-term incentive award value has remained relatively flat from 2009-2012. Since the beginning of 2008, the cumulative total shareholder return for our investors was 93%.


CEO DIRECT COMPENSATION(1)
in $
20 000
15 000
10 000
5 000
0
2008(2)
2009
2010
2011
2012

(1) *Represents our CEO's base salary, stock options/SARS, non-equity incentive plan compensation for each year (see columns c, d, e, and f from Summary Compensation Table) and excludes income attributable to pension and other compensation (see columns g and h from Summary Compensation Table).*

(2) *In 2008, Mr. Novak received a special retention award of $7,000,000 granted after the expiration of his employment agreement. Mr. Novak's total direct compensation in 2008 before consideration of this special one-time award was $11,500,000 and relatively consistent with the total direct compensation he received in 2009 through 2012.*

Shareholder Outreach and Engagement

At our 2012 Annual Meeting of Shareholders, over 70% of votes cast were in favor of our Named Executive Officers' compensation program as disclosed in our 2012 Proxy Statement. While these results represented a substantial majority support, we initiated an extensive shareholder outreach program to better understand our investors' opinions on our compensation practices. Members of our board of directors and management were directly involved in this effort, including engaging in a dialogue with two proxy advisory firms, to explain why we believe our pay for performance philosophy has benefited shareholders over the long term. We appreciate the feedback from our shareholders and the proxy advisory firms.

Changes Made After Committee Consideration of Feedback

After review and consideration of the shareholder vote and feedback, the Committee unanimously approved and we made the following changes to our compensation program for 2013:

- Updated the Company's Executive Peer Group to better align the size of the peer group companies with YUM
- Eliminated use of similar metrics in short-term incentive ("STI") and long-term incentive ("LTI") programs by re-designing 2013-2015 performance share plan to measure relative total shareholder return vs. the S&P 500
- Increased use of performance criteria in LTI by changing the CEO's mix from 90% Stock Appreciation Rights and 10% Performance Shares to 75% Stock Appreciation Rights and 25% Performance Shares
- Discontinued Mr. Novak's accruing nonqualified pension benefits under the Pension Equalization Plan (PEP) effective January 1, 2012 and, effective January 1, 2013, replaced his PEP benefit with a pension account determined under the Leadership Retirement Plan. The Committee made this change to provide Mr. Novak a long term benefit that is similar to what he would have received under PEP assuming historically normal interest rates, and to provide him an annual benefit amount that will not fluctuate from year-to-year due to interest rate volatility. Beginning in 2013, Mr. Novak will receive an allocation to his pension account equal to 9.5% of his salary and target bonus and will receive an annual interest allocation on his account balance equal to 120% of the applicable federal rate. (See footnote (5) to the Summary Compensation Table at page 45 for further details)
- Consistent with the dominant governance model, eliminated excise tax gross-ups upon a change in control for current and future agreements and implemented double trigger vesting upon a change in control of the Company for equity awards made in 2013 and beyond

The changes described above reinforce our longstanding commitment to an executive compensation philosophy that emphasizes performance while at the same time is a direct response to the feedback we received.

YUM's Compensation Philosophy

YUM's compensation philosophy for the Named Executive Officers is reviewed annually by the Committee, and has the following key principles:

- Reward performance
- Pay our executives like owners
- Design pay programs that align team and individual performance, customer satisfaction and shareholder return
- Emphasize long-term incentive compensation
- Require Named Executive Officers and other executives to personally invest in Company stock

Key Elements of Our Executive Compensation Program

- **Pay for Performance** – The majority of Named Executive Officer pay is performance based. We establish annual division, corporate and individual performance targets designed to achieve our annual EPS growth target of at least 10%.
- **Retain and Reward the Best Talent to Achieve Superior Shareholder Results** – To be *consistently* better than our competitors, we need to recruit and retain superior talent who are able to drive superior results. We have structured our compensation programs to motivate and reward these results.
- **Long-Term Incentives are Linked to Our Shareholder Value** – Our belief is simple, if we create value for shareholders then we share a portion of that value with those responsible for the results. If no value is created then there is little or no reward from our long-term incentive structure. Stock Appreciation Rights and Performance Shares are designed to align the interests of the Company's executives with those of shareholders by encouraging executives to grow the value of the Company.
- **Strong Stock Ownership Guidelines** – We have always required our Named Executive Officers (and top 600 employees) to meet stock ownership guidelines. All Named Executive Officers exceed their guidelines.

In addition, we have established the following policies for our programs:

- Compensation recovery (i.e., "clawback")
- Limit on future severance agreements
- Double trigger vesting of equity awards upon change in control
- No employment agreements
- No re-pricing of stock appreciation rights or stock options
- No excise tax gross-ups upon change in control
- No hedging or pledging of Company stock
- No inclusion of the value of equity awards in pension calculations
- No tax gross-ups
- Independent compensation consultant to advise Management Planning and Development Committee

2012 Executive Compensation Program and Decisions

Our annual compensation program has three primary pay components:

- Base salary
- Annual performance-based cash bonuses
- Long-term equity performance-based incentives

Our target pay philosophy for these components as compared to the market is (see page 35 for discussion on comparator group):

- Chief Executive Officer total cash and total compensation at the 75th percentile
- Named Executive Officer base salary between the 50th and 75th percentile, bonus target at 75th percentile and long-term incentives at the 50th percentile

The Committee reviews the pay mix at several specific companies in our Executive Peer Group, and also considers the pay mix of the Executive Peer Group as a whole.

As the graph below shows, and consistent with our philosophy to reward performance, the performance-based bonus and equity incentives constitute by far the largest portion of target direct compensation for our Named Executive Officers:

CHIEF EXECUTIVE OFFICER TARGET PAY MIX—2012


13%
21%
66%
Base Salary
Annual Bonus
Long-Term Equity Incentive

ALL OTHER NAMED EXECUTIVE OFFICERS TARGET PAY MIX—2012


21%
58%
21%
Base Salary
Annual Bonus
Long-Term Equity Incentive

Details regarding compensation decisions follow.

How Compensation Decisions Are Made

Role of the Committee and Chief Executive Officer

In January of each year, the Committee reviews the performance and total compensation package of our Chief Executive Officer and the other Named Executive Officers. The Committee reviews and establishes each Named Executive Officers' total compensation target for the current year which includes base salary, annual bonus opportunities and long-term incentive awards. The Committee's decisions impacting our Chief Executive Officer are also reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee relies on the Chief Executive Officer's in-depth review of the performance of the other Named Executive Officers as well as competitive market information. Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on each Named Executive Officer's performance against his or her financial and strategic objectives, qualitative factors and the Company's overall performance. In making its decisions, the Committee also considers the total compensation of each Named Executive Officer and retains discretion to make compensation decisions that are reflective of overall business performance.

Role of the Independent Consultant

The Committee's charter states the Committee may retain outside compensation consultants, lawyers or other advisors. The Committee retains an independent consultant, Meridian Compensation Partners, LLC, to advise it on certain compensation matters. The Committee has instructed Meridian that:

- they are to act independently of management and at the direction of the Committee
- their ongoing engagement will be determined by the Committee
- they are to inform the Committee of relevant trends and regulatory developments
- they are to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to the Company for the Named Executive Officers
- they are to assist the Committee in its determination of the annual compensation package for our Chief Executive Officer and our Named Executive Officers

The Company considered the following factors, among others, in determining that Meridian meets the criteria to serve as the Committee's independent compensation consultant:

- Meridian did not provide any services to the Company unrelated to executive compensation
- Meridian has no business or personal relationship with any member of the Management Planning and Development Committee or management
- Meridian's partners and employees who provide services to the Committee are prohibited from owning YUM stock per Meridian's firm policy

Use of Comparator Compensation Peer Group

Companies Included in the Executive Peer Group

The Executive Peer Group for all Named Executive Officers is made up of retail, hospitality and nondurable consumer product companies. The Committee established the current Executive Peer Group for the Chief Executive Officer and other Named Executive Officer compensation at the end of 2011 for pay actions in 2012. The group was chosen because the companies are reflective of the market in which we compete for executive talent, based on each company's relative leadership position in their sector, relative size as measured by revenues, relative complexity of their business, and in some cases their global reach.

The peer group used for executive benchmarking is comprised of companies from the retail, food, beverage, nondurable consumer goods and quick service restaurant sectors as these represent the sectors with which the Company is most likely to compete for executive talent.

Company Name	2010 Revenues ($billions)	Company Name	2010 Revenues ($billions)
Autozone Inc.	$ 7.4	Kimberly-Clark Corporation	$ 19.1
Avon Products Inc.	$ 10.4	Kraft Foods Inc.	$ 40.4
Campbell Soup Company	$ 7.7	Macy's Inc.	$ 23.5
Coca-Cola Company	$ 31.0	Marriott International	$ 10.9
Colgate Palmolive Company	$ 15.3	McDonald's Corporation	$ 22.7
Darden Restaurants Inc.	$ 7.1	Nike Inc.	$ 19.0
Gap Inc.	$ 14.2	Officemax Inc.	$ 7.2
General Mills Inc.	$ 14.8	PepsiCo Inc.	$ 43.2
H.J. Heinz Company	$ 10.5	Staples Inc.	$ 24.3
J C Penney Company Inc.	$ 17.6	Starbucks Corporation	$ 9.8
Kellogg Company	$ 12.6	Unilever USA	data not publicly available
Kohl's Corporation	$ 17.2	YUM! Brands, Inc.	$ 18.3(1)

(1) 2011 estimated Company sales + 25% of estimated franchisee and licensee sales

Periodically the Committee, with Meridian's assistance, reviews the composition of the Executive Peer Group to ensure the companies remain relevant for comparative purposes. For 2013 benchmarking, the Committee removed Coca-Cola, PepsiCo and Kraft from the Executive Peer Group in order to better align the size of the peer group companies with YUM.

Revenue size often correlates with the market value of compensation for senior executive positions. For companies with significant franchise operations, measuring size is a more involved undertaking. This is because there are added complexities and responsibilities for managing the relationships, arrangements, and overall scope of the enterprise franchising introduces, in particular, managing product introductions, marketing, driving new unit development, and driving customer satisfaction and overall operations improvements across the entire franchise system. Accordingly, in calibrating size-adjusted market values, our philosophy is to add 25% of estimated franchisee and licensee sales to the Company's estimated sales in any particular year to establish an appropriate revenue benchmark to determine the market value of various components of compensation for the following year. The reason for this approach is based on our belief that the correct calibration of complexity and responsibility (and therefore market values) lies between corporate-reported (or divisional) revenues and system wide revenues. The application of this philosophy means that, for purposes of the 2012 benchmarking, the Company, when considering franchisee sales, was viewed as having estimated revenues of $18.3 billion. Specifically, this amount was determined by adding 2011 estimated Company sales of $10.7 billion and 25% of estimated franchisee and licensee sales (from which the Company derives revenues in the form of royalties) of $30.5 billion. (Revenue from 2010 was used for peer companies since the benchmarking was prepared at the end of 2011 for making pay decisions in 2012 and at that time the most recent publicly available information for all of the peer companies dated from year-end 2010.)

Comparator Compensation Data

One of the factors our Committee uses in setting executive compensation is an evaluation of how our target and actual compensation levels compare to those of similarly situated executives in our Executive Peer Group. The Company has a philosophy for its Named Executive Officers (other than for the CEO) to target the 50th to 75th percentile for base salary, 75th percentile for target bonus and 50th percentile for long-term incentives. For the Chief Executive Officer, the Company generally attempts to deliver pay at the 75th percentile of the market if he and the Company have superior performance, specifically, 75th percentile total cash and total direct compensation. For 2012, his total compensation was slightly below the 75th percentile.

Meridian provided the Executive Peer Group compensation data to the Committee and it was used as a frame of reference for establishing compensation targets for base salary, annual bonus and long-term incentives for all of the Named Executive Officers. The Committee uses this market information as a point of reference in considering potential compensation decisions. However, this is not the only factor considered for our Named Executive Officers' compensation, and it does not supplant the analyses of the individual performance of all of the Named Executive Officers. Because the comparative compensation information is one of several factors used in the setting of executive compensation, the Committee applies discretion in determining the nature and extent of its use.

Decisions Impacting Chief Executive Officer 2012 Pay

For 2012, the Committee determined that our Chief Executive Officer's base salary, target bonus and long-term incentive target were competitive as compared to our Executive Peer Group and it did not increase any of these elements.

In January 2012, the Committee made the following changes for the Chief Executive Officer in order to ensure actual pay reflects our target pay philosophy:

- **Consideration of Actual Bonus Paid** – Used actual bonus paid rather than target bonus when benchmarking pay opportunities with the Executive Peer Group.
- **Determination of Stock Appreciation Rights** – Determined the amount of his stock appreciation rights using an expected grant date fair value based on the full term rather than the expected term as this reflected the actual historical holding periods for stock appreciation rights grants to our Chief Executive Officer and, therefore, a more appropriate method of determining the award amount.

Effective January 1, 2012, the Committee discontinued Mr. Novak's accruing nonqualified pension benefits under the Pension Equalization Plan (PEP) and, effective January 1, 2013, replaced his PEP benefit with a pension account determined under the Leadership Retirement Plan. The Committee made this change to provide Mr. Novak a long term benefit that is similar to what he would have received under PEP assuming historically normal interest rates, and to provide him an annual benefit amount that will not fluctuate from year-to-year due to interest rate volatility. Beginning in 2013, Mr. Novak will receive an allocation to his pension account equal to 9.5% of his salary and target bonus and will receive an annual interest allocation on his account balance equal to 120% of the applicable federal rate. (See footnote (5) to the Summary Compensation Table at page 45 for more detail.)

Base Salary

We pay base salary to compensate our Named Executive Officers for their primary roles and responsibilities and to provide a stable level of annual compensation. A Named Executive Officer's actual salary varies based on the role, level of his responsibility, experience, individual performance, future potential and market value. Specific salary increases take into account these factors. In addition, salary increases may be warranted based on a promotion or change in the responsibilities of the Named Executive Officer. The Committee reviews the Named Executive Officers' salary and performance annually.

Based on the Committee's review, the following actions were taken regarding base salary for 2012:

Named Executive Officer	2012 Base Salary	Action	Reason
Novak	$ 1,450,000	No increase	No increase since existing total cash compensation is slightly above our target philosophy
Grismer	$ 550,000	36% increase	Increase for promotion to Chief Financial Officer; adjustment placed his base salary below our target philosophy based on recent move to new role
Su	$ 1,100,000	10% increase	Increase for merit based on delivering sustained long-term results and for his leadership in running the China division; adjustment placed his base salary significantly above our target philosophy
Carucci	$ 900,000	12% increase	Increase for merit and promotion to President; adjustment placed his base salary slightly above our target philosophy
Pant	$ 750,000	No increase	No increase since existing base salary slightly above our target philosophy

Annual Performance-Based Cash Bonuses

Our performance-based annual bonus program, the Yum Leaders' Bonus Program, is a cash-based plan. The principal purpose of the Yum Leaders' Bonus Program is to motivate and reward strong team and individual performance that drives shareholder value.

The formula for calculating the performance-based annual bonus, under the Yum Leaders' Bonus Program is:

Base Salary	×	Annual Target Bonus Percentage	×	Team Performance (0 – 200%)	×	Individual Performance (0 – 150%)	=	Bonus Payout (0 – 300%)

Bonus Targets

Based on the Committee's review, the following actions were taken regarding bonus targets for 2012:

Named Executive Officer	2012 Bonus Target Percentage	Action	Reason
Novak	160%	No change	Unchanged because total target cash is at our target philosophy
Grismer	75%	Increase from 60%	Increase due to promotion to Chief Financial Officer and to be more consistent with our target philosophy
Su	115%	No change	Unchanged because existing annual incentive target opportunity is above our target philosophy
Carucci	120%	Increase from 100%	Increase due to promotion to President and to be more consistent with our target philosophy
Pant	100%	No change	Unchanged because existing annual incentive target opportunity is at our target philosophy

Determining Team Performance Measures, Targets and Weighting

The Committee established team performance measures, targets and weighting in January 2012 based on recommendations from management. The objectives were also reviewed by the Board to ensure the goals support the Company's overall strategic objectives.

The performance targets were developed through the Company's annual financial planning process, which takes into account division growth strategies, historical performance, and the future operating environment. These projections include profit growth to achieve our EPS growth target of at least 10%. The Committee has maintained our EPS growth target of at least 10% for over 10 years to optimize the long term and short term perspective on managing the business and believes this consistent year after year level of growth is a hallmark of a great company.

When setting targets for each specific team performance measure, the Company takes into account overall business goals and structures the target to motivate achievement of desired performance consistent with our EPS growth commitment to shareholders.

A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance target will have on the calculation of annual bonus. This leverage increases the payouts when targets are exceeded and reduces payouts when performance is below target. There is a threshold level of performance for all measures that must be met in order for any bonus dollars to be paid. Additionally, all measures have a cap on the level of performance over which no additional bonus dollars will be paid regardless of performance above the cap.

The performance targets are the same as those we disclose to our investors and when determined to be appropriate by our committee may be slightly above or below disclosed guidance. Division targets may be adjusted during the year when doing so is consistent with the objectives and intent at the time the targets were originally set. In 2012, some division operating profit growth targets were adjusted to reflect certain Company-approved investments and restaurant divestitures not reflective of annual operating performance. These adjustments had no material impact on our Named Executive Officers' compensation.

Summary of Earned Annual Incentives for 2012

The table below summarizes how the formula was applied and the actual amounts earned for 2012 performance.

Named Executive Officer	Base Salary Year End 2012		Annual Target Bonus Percentage		Team Performance		Individual Performance		Bonus Paid for 2012 Performance
Novak	$ 1,450,000	X	160%	X	152%	X	130%	=	$ 4,584,320
Grismer	$ 550,000	X	75%	X	152%	X	130%	=	$ 760,760
Su	$ 1,100,000	X	115%	X	129%	X	125%	=	$ 2,039,813
Carucci	$ 900,000	X	120%	X	155%	X	115%	=	$ 1,846,785
Pant	$ 750,000	X	100%	X	160%	X	135%	=	$ 1,620,000

Note: Mr. Carucci's team factor is based on his role as CFO, as well as responsibility for KFC in the U.S. for 4 months at a blend of 90% YUM and 10% KFC team performance and for his role as President for 8 months at 100% YUM team performance.

Detailed Breakdown of 2012 Team Performance

The team performance targets, actual results, weights and overall performance for each measure for our Named Executive Officers are outlined below.

TEAM PERFORMANCE

Named Executive Officer	Measures	Target	Actual	Earned Award as % of Target	Weighting	Final Team Performance
Novak, Grismer and Carucci	Weighted Average Divisions' Team Factors [1]			150	50%	75
	Earnings Per Share Growth (excluding special items)	10%	13%	153	50%	77
	TOTAL WEIGHTED TEAM PERFORMANCE - YUM BRANDS					**152**
Su	Operating Profit Growth (excluding impact of foreign exchange)	12%	9%	48	50%	24
	System Sales Growth	15%	20%	200	20%	40
	System Gross New Builds	550	889	200	20%	40
	System Customer Satisfaction	100	165	165	10%	17
	TOTAL WEIGHTED TEAM PERFORMANCE - CHINA DIVISION					**121**
	75% Division/25% YUM TP Factor					**129**
Pant	Operating Profit Growth (excluding impact of foreign exchange)[2]	10%	12%	148	50%	74
	System Sales Growth[3]	5.5%	7%	163	20%	33
	System Net Builds	370	515	200	20%	40
	System Customer Satisfaction	Blended	Blended	154	10%	15
	TOTAL WEIGHTED TEAM PERFORMANCE - YRI DIVISION					**162**
	75% Division/25% YUM TP Factor					**160**

(1) Weighted average based on Division's contribution to overall operating profit of YUM in 2012.

(2) Actual operating profit growth was adjusted for the impact of certain non-recurring costs within our Pizza Hut U.K. market.

(3) Actual system sales growth was adjusted for the impact of the 53rd week and the divestiture of LJS/A&W in 2011.

Note: Mr. Carucci's team factor is based on his role as CFO, as well as responsibility for KFC in the U.S. for 4 months at a blend of 90% YUM and 10% KFC team performance and for his role as President for 8 months at 100% YUM team performance. Due to KFC's performance this resulted in a 155 team performance for Mr. Carucci.

Individual Performance

Our Board, under the leadership of the Management Planning and Development Committee Chair, approved Mr. Novak's written goals at the beginning of the year and conducted a mid-year and year-end evaluation of his performance. These evaluations included a review of his leadership pertaining to the achievement of written goals that included business results, leadership in the development and implementation of Company strategies, and development of Company culture and talent.

The Committee determined that Mr. Novak's overall performance for 2012 was above target and awarded him an individual performance factor of 130. This determination was based on the Committee's assessment of Mr. Novak's performance against his written goals including (without assigning a weight to any particular item):

- 13% EPS growth by delivering above-plan profit performance;
- Breakthrough product innovation that drove same-store sales growth in every division;
- Record number of units developed in China and YRI;
- His development of strong leaders and fostering the employee culture in the Company; and
- His continued commitment to corporate social responsibility through the World Food Programme and other hunger-related organizations

Individual performance of the Named Executive Officers (other than the Chief Executive Officer) is based upon the Committee's subjective assessment of each Named Executive Officer's performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. The Chief Executive Officer provides the Committee with his evaluation of each of the Named Executive Officer's performance and recommends an individual performance rating to the Committee.

For Mr. Grismer, the Committee determined his performance as the Chief Financial Officer was above target and approved a 130 individual performance factor. This was based upon the overall strong financial results of the Company, success with our supply chain process improvement and leadership of growth initiatives.

For Mr. Su, the Committee determined his overall individual performance for 2012 was above target and approved a 125 individual performance factor. This was based upon the China Division achieving over $1 billion in operating profit for the first time, significantly exceeding its development and system sales growth targets and exceeding its customer satisfaction target.

For Mr. Carucci, the Committee determined his overall individual performance for 2012 was on target and approved a 115 individual performance factor. This determination was based upon his leadership of the Taco Bell, Pizza Hut and KFC US Divisions and Yum! Restaurants International Division along with the successful transition of Mr. Grismer to the Chief Financial Officer role.

For Mr. Pant, the Committee determined his overall individual performance for 2012 was above target and approved a 135 individual performance factor. This was based upon the Yum! Restaurants International Division significantly exceeding its development target and exceeding its operating profit growth, system sales growth and customer satisfaction targets.

Long-Term Equity Performance-Based Incentives

We provide performance-based long-term equity compensation to our Named Executive Officers to encourage long-term decision making which creates shareholder value. This means using vehicles that motivate and balance the tradeoffs between short-term and long-term performance. Performance-based long-term equity compensation also serves as a retention tool.

Our Named Executive Officers are awarded long-term incentives annually based on the Committee's subjective assessment of the following items for each Named Executive Officer (without assigning weight to any particular item):

- Prior year individual and team performance
- Expected contribution in future years
- Consideration of market value for these roles compared with similar roles in our Executive Peer Group
- Achievement of stock ownership guidelines

In general, our stock options and SARs have ten-year terms and vest 25% per year over four years. Each SAR and stock option was granted with an exercise price based on the closing market price of the underlying YUM common stock on the date of grant.

Each year, the Committee reviews the mix of long-term incentives to determine if it is appropriate to continue predominantly using stock options and SARs as the long-term incentive vehicle. The Committee continues to choose stock options and SARs because they emphasize the Company's focus on long-term growth and they reward employees only if the stock price increases. For each Named Executive Officer, the breakdown between SARs/stock option award and performance share unit award values can be found under the Summary Compensation Table, page 44 at columns d and e.

Performance Share Units

The Performance Share Unit, or "PSU", awards granted in 2012 can be earned based on a 3-year EPS growth over the period 2012-2014. The target, threshold and maximum shares that may be paid out under these awards for each Named Executive Officer are described at page 47.

For the performance period covering 2012 – 2014 fiscal years, each Named Executive Officer will earn a percentage of their target PSU award based on the achieved level of three-year EPS compound annual growth rate as set forth in the chart below:

EPS Growth	<7%	7%	8.5%	10%	11.5%	13%	14.5%	16%
Payout as % of Target	0%	50%	75%	100%	125%	150%	175%	200%

Dividend equivalents will accrue during the performance period and will be distributed as incremental shares but only in the same proportion and at the same time as the original PSUs are earned. If no PSUs are earned, no dividend equivalents will be paid. The PSUs are eligible for deferral under the Executive Income Deferral Plan. The target, threshold and maximum shares that may be paid out under these awards for each Named Executive Officer are described at page 47.

As discussed at page 33, the Committee changed the design of the Performance Share Unit awards granted in 2013. Awards for the 2013-2015 period will be earned based on 3-year average TSR relative to the companies in the S&P 500. The target grant value for the Chief Executive Officer is 25% of the LTI award value and for all other Named Executive Officers is set based on a value equal to 9 – 16% of the LTI award value.

For the performance period covering 2013-2015 fiscal years, each Named Executive Officer will earn a percentage of their target PSU award based on the achieved TSR percentile ranking as set forth in the chart below:

TSR Percentile Ranking	<40%	40%	50%	70%	90%
Payout as % of Target	0%	50%	100%	150%	200%

2012 Long-term Incentive Awards

Based on the Committee's assessment as described above, the Committee set the following 2012 values for long-term incentive awards for each Named Executive Officer:

Named Executive Officer	2012 Grant Value	Reason
Novak	$ 7,195,000	This award brought his total direct compensation to slightly below the total direct compensation philosophy for our Chief Executive Officer
Grismer	$ 544,000	This award was made to Mr. Grismer prior to his promotion to CFO and reflected his prior role
Su	$ 3,105,000	Awarded significantly above our target philosophy based on delivering sustained long-term results and importance of his leadership in running the China Division
Carucci	$ 2,169,000	Awarded at our target philosophy based on his sustained long-term results in the CFO role
Pant	$ 2,154,000	Awarded significantly above our target philosophy based on delivering sustained long-term results in the YRI Division

Additional Compensation Elements

Retirement Benefits

We offer competitive retirement benefits through the YUM! Brands Retirement Plan ("Retirement Plan"). This is a broad-based qualified plan designed to provide a retirement income based on years of service with the Company and average annual earnings. In addition, the YUM! Brands, Inc. Pension Equalization Plan ("Pension Equalization Plan"), which is offered to employees at all levels who meet the eligibility requirements, is a "restoration plan" intended to restore benefits otherwise lost under the qualified plan due to various governmental limits. This plan is based on the same underlying formula as theRetirement Plan. The annual benefit payable under these plans to U.S.-based employees hired prior to October 1, 2001 is discussed following the Pension Benefits Table on page 51. Messrs. Novak and Carucci participate in the Retirement Plan and Mr. Carucci participates in the Pension Equalization Plan. As described at page 52, Mr. Novak ceased participating in the Pension Equalization Plan in 2012.

The Company provides retirement benefits for certain international employees designated by the Company as third country nationals through the YUM! Brands International Retirement Plan ("YIRP"). The YIRP is an unfunded, non-qualified defined benefit plan that provides benefits similar to, and pursuant to the same terms and conditions as, the Retirement Plan without regard to Internal Revenue Service limitations on amounts of includible compensation and maximum benefits. Mr. Su is the only Named Executive Officer who participates in the YIRP. The benefit payable under the YIRP is described following the Pension Benefits Table beginning at page 51.

For executives hired or re-hired after September 30, 2001, the Company implemented the Leadership Retirement Plan. This is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the later to occur of the executive's retirement from the Company or attainment of age 65. For 2012, Messrs. Grismer and Pant were the only Named Executive Officers eligible for the Leadership Retirement Plan. Under this plan they receive an annual allocation to their account equal to a percentage of their base salary and target bonus (9.5% for Mr. Grismer and 28% for Mr. Pant).

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each Named Executive Officer through benefit plans, which are also provided to all eligible U.S.-based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. In 2010, our broad-based employee disability plan was changed to limit the annual benefit coverage to $300,000. For all Named Executive Officers whose coverage was reduced as a result of the change, the Company purchased individual disability coverage through 2012 (provided employment continues) to restore the lost coverage resulting from the cap placed on the broad-based employee plan. Effective January 1, 2013, the Company no longer provides this individual disability coverage to our Named Executive Officers. This coverage is provided to each Named Executive Officer and the incremental cost of the additional coverage is included in the "All Other Compensation" table at footnote 3 on page 46.

Perquisites

Mr. Novak is required to use the Company aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. The Board's security program also covers Mrs. Novak. The Board has considered past instances of potential safety concerns for the Chief Executive Officer and his family and consequently decided to require Mr. Novak to use the corporate aircraft for personal travel. We do not provide tax gross-ups on the personal use of the Company aircraft.

The Company pays for the cost of the transmission of home security information from Mr. Novak's and Mr. Carucci's homes to our security department.

Mr. Su receives perquisites related to his overseas assignment which were part of his original compensation package and ratified by the Committee. The Committee reviewed these benefits during 2012 and has elected to continue to provide them noting that it is consistent with how we treat other executives on foreign assignment. Mr. Su's agreement stipulates that the following will be provided:

- Housing, commodities and utilities allowances
- Tax preparation services
- Tax equalization to Hong Kong with respect to income attributable to certain stock option and stock appreciation rights exercises and to distributions of deferred income

Upon retirement from the Company, Mr. Su will be required to reimburse the Company for the tax reimbursements for certain stock option and stock appreciation rights exercises, if any, made within six months of his retirement.

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for our top 600 employees, including the Named Executive Officers. If a Named Executive Officer or other executive does not meet his or her ownership guidelines, he or she is not eligible for a long-term equity incentive award. In 2012, all Named Executive Officers and all other employees subject to guidelines met or exceeded their ownership guidelines.

Named Executive Officer	Ownership Guidelines	Shares Owned[1]	Value of Shares[2]	Multiple of Salary
Novak	336,000	2,729,359	$ 181,229,438	125
Grismer	20,000[3]	27,340	$ 1,815,376	3
Su	50,000	422,334	$ 28,042,978	25
Carucci	50,000	167,028	$ 11,090,659	12
Pant	50,000	106,769	$ 7,089,462	9

(1) Calculated as of December 31, 2012 and represents shares owned outright and vested RSUs granted to Mr. Novak in 2008 and all RSUs acquired under the Company's Executive Income Deferral Program.

(2) Based on YUM closing stock price of $66.40 as of December 31, 2012.

(3) Mr. Grismer's ownership guidelines will increase by 10,000 shares each of the next three years until 50,000 shares are reached.

Payments Upon Termination of Employment

The Company does not have agreements with its executives concerning payments upon termination of employment except in the case of a change in control of the Company. The Committee believes these are appropriate agreements for retaining Named Executive Officers and other executive officers to preserve shareholder value in case of a potential change in control. The Committee periodically reviews these agreements and other aspects of the Company's change in control program.

The Company's change in control agreements, in general, entitle Named Executive Officers terminated other than for cause within two years of the change in control, to receive a benefit of two times salary and bonus and provide for a tax gross-up in case of any excise tax. The terms of these change in control agreements are described beginning on page 56.

Effective March 15, 2013, the Company eliminated tax gross-ups for executives, including the Named Executive Officers, for any excise tax due under Section 4999 of the Internal Revenue Code and implemented a "best net after-tax" approach to address any potential excise tax imposed on executives. If any excise tax is due, the Company will not make a gross-up payment, and instead will reduce payments to an executive only if the reduction will provide the Named Executive Officer the best net after-tax result. If full payment to a Named Executive Officer will result in the best net after-tax result, the Named Executive Officer will be solely responsible for any potential excise tax payment. Also, effective for equity awards made in 2013 and beyond, outstanding awards will fully and immediately vest if the executive is employed on the date of a change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control ("double trigger" vesting).

In case of retirement, the Company does provide pension and life insurance benefits, the continued ability to exercise vested stock appreciation rights and stock options and the ability to vest in performance share units on a pro-rata basis.

With respect to consideration of how these benefits fit into the overall compensation policy, the change-in-control benefits are reviewed from time to time by the Committee for competitiveness. The Committee believes the benefits provided in case of a change in control are appropriate, support shareholder interests and are consistent with the policy of attracting and retaining highly qualified employees.

YUM's Stock Option and SARS Granting Practices

Historically, we have awarded non-qualified stock option and stock appreciation rights grants annually at the Committee's January meeting. This meeting date is set by the Board of Directors more than six months prior to the actual meeting. The Committee sets the annual grant date as the second business day after our fourth quarter earnings release. The exercise price of awards granted under our LTIP is set as the closing price on the date of grants. We make grants at the same time other elements of annual compensation are determined so that we can consider all elements of compensation in making the grants. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information.

Grants may also be made on other dates the Board of Directors meets. These grants generally are Chairman's Awards, which are made in recognition of superlative performance and extraordinary impact on business results. Over the last four years, we have averaged four Chairman's Award grants per year outside of the January time frame. In 2012, we made four Chairman's Awards grants on Board of Director meeting dates other than the January meeting. No Named Executive Officers received Chairman's Award grants during 2012.

Management recommends the awards be made pursuant to our LTIP to the Committee, however, the Committee determines whether and to whom it will issue grants and determines the amount of the grant. The Board of Directors has delegated to Mr. Novak and Anne Byerlein, our Chief People Officer, the ability to make grants to employees who are not executive officers and whose grant is less than approximately 17,000 options or stock appreciation rights annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of stock appreciation rights or options, which is determined by Mr. Novak and Ms. Byerlein pursuant to guidelines approved by the Committee in January of each year.

Limits on Future Severance Agreement Policy

The Committee has adopted a policy to limit future severance agreements with Named Executive Officers or our other executives. The policy requires the Company to seek shareholder approval for future severance payments to a Named Executive Officer if such payments would exceed 2.99 times the sum of (a) the Named Executive Officer's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the Named Executive Officer by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the Named Executive Officers or that predate the implementation of the policy, as well as any payment the Committee determines is a reasonable settlement of a claim that could be made by the Named Executive Officer.

Compensation Recovery Policy

The Committee has adopted a Compensation Recovery Policy (i.e., "clawback") for stock awards and annual bonuses awarded after 2008. Pursuant to this policy, executive officers (including the Named Executive Officers) may be required to return compensation paid based on financial results that were later restated. This policy applies only if the executive officers engaged in knowing misconduct that contributed to the need for a material restatement, or contributed to the use of inaccurate metrics in the calculation of incentive compensation. Under this policy, when the Board determines in its sole discretion that recovery of compensation is appropriate, the Company could require repayment of all or a portion of any bonus, incentive payment, equity-based award or other compensation, to the fullest extent permitted by law.

Hedging and Pledging of Company Stock

Under our Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company stock price. Similarly, no employee or director may enter into hedging transactions in the Company's stock. Such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g. puts, calls, swaps, or collars) or other speculative transactions related to YUM's stock. Pledging of Company stock is also prohibited.

Deductibility of Executive Compensation

The provisions of Section 162(m) of the Internal Revenue Code limit the tax deduction for compensation in excess of one million dollars paid to certain Named Executive Officers. However, performance-based compensation is excluded from the limit so long as it meets certain requirements. The Committee believes that the annual bonus, stock option, SAR, RSU and PSU grants satisfy the requirements for exemption under Internal Revenue Code Section 162(m). Payments made under these plans qualify as performance-based compensation.

For 2012, the annual salary paid to Mr. Novak exceeded one million dollars. The Committee sets Mr. Novak's salary as described under "Base Salary" above. The other Named Executive Officers were in each case paid salaries of one million dollars or less, except for Mr. Su whose salary exceeded $1 million; however, the Committee noted that Mr. Su's compensation is not subject to United States tax rules and, therefore, the one million dollar limitation does not apply in his case. The 2012 annual bonuses were all paid pursuant to our annual bonus program and, therefore, we expect will be deductible. In this regard, the Committee set the maximum 2012 individual annual bonus for all executives based on 2012 EPS (adjusted as described above) growth of up to 10%, which would produce an award opportunity up to $10 million. Based on 2012 EPS growth of 13%, the maximum 2012 award opportunity for each executive officer was $10 million. The Committee then exercised its negative discretion in determining actual incentive awards based on team performance and individual performance measures as described above.

Due to the Company's focus on performance-based compensation plans and the deferral of compensation by certain executive officers, we expect to continue to qualify most compensation paid to the Named Executive Officers as tax deductible.

Management Planning and Development Committee Report

The Management Planning and Development Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement headed "Compensation Discussion and Analysis," and, on the basis of that review and discussion, recommended that section be incorporated by reference into our Annual Report on Form 10-K and included in this proxy statement.

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE

Robert D. Walter, *Chair*
David W. Dorman
Massimo Ferragamo
Thomas M. Ryan

The following tables provide information on the compensation of the Named Executive Officers for our 2012 fiscal year. The Company's Named Executive Officers are our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated officers for our 2012 fiscal year determined in accordance with SEC rules.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)	(i)
David C. Novak Chairman, Chief Executive Officer and President	2012	1,450,000	—	773,022	5,625,960	4,584,320	1,345,665	389,388	14,168,355
	2011	1,474,038	—	773,024	5,807,028	4,541,400	7,507,185	309,177	20,411,852
	2010	1,400,000	—	740,005	5,029,877	5,066,880	2,038,361	338,783	14,613,906
Patrick J. Grismer Chief Financial Officer, YUM! Brands[7]	2012	500,308	—	1,014,347	493,551	—	6,115	104,652	2,118,973
Jing-Shyh S. Su Vice Chairman, Yum! Brands, Inc. Chairman and Chief Executive Officer, YUM's China Division	2012	1,088,462	—	385,029	2,467,739	2,039,813	5,537,865	5,042,547	16,561,455
	2011	1,007,692	—	324,986	1,668,280	3,105,000	4,556,233	1,842,530	12,504,721
	2010	815,000	—	7,106,211	1,387,559	2,628,986	1,470,360	909,904	14,318,020
Richard T. Carucci President, YUM! Brands	2012	877,692	—	265,042	1,727,413	1,846,785	687,438	55,820	5,460,190
	2011	810,769	—	235,013	2,621,573	1,566,000	4,764,483	18,798	10,016,636
	2010	715,000	—	225,023	1,387,559	1,589,445	361,071	58,213	4,336,311
Muktesh Pant Chief Executive Officer, Yum! Restaurants International[8]	2012	750,000	—	250,027	1,727,413	1,620,000	25,225	313,092	4,685,757
	2011	644,231	—	169,986	2,418,782	1,110,038	14,005	308,786	4,665,828

(1) *The amounts reflect compensation for 53 weeks in 2011 compared to 52 weeks in fiscal 2012 and 2010 due to timing of fiscal period end. Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan.*

(2) *Amounts shown in column (d) represent the grant date fair values for performance share units (PSUs) granted in 2012, 2011 and 2010 and restricted stock units (RSUs) granted in 2012 and 2010. Further information regarding the 2012 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables later in this proxy statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the PSUs is 200% of target. For 2012, Mr. Novak's PSU maximum value at grant date fair value would be $1,546,044; Mr. Su's PSU maximum value would be $770,058; Mr. Carucci's PSU maximum value would be $530,084; and Mr. Pant's PSU maximum value would be $500,054. Mr. Grismer did not receive a PSU award for 2012 since he became a Named Executive Officer after PSU awards were granted for that year. Mr. Grismer was instead permitted to defer his annual incentive award into RSUs under the Company's EID Program. Under the EID Program (which is described in more detail beginning on page 53), an executive may defer his or her annual incentive award and invest that deferral into stock units, RSUs, or other investment alternatives offered under the program. An executive who elects to defer his or her annual incentive award into RSUs receives additional RSUs equal to 33% of the RSUs acquired with the deferral of the annual incentive award ("matching contribution"). For Mr. Grismer, the amount in this column represents the deferral of 100% of his annual incentive award ($760,760) for 2012, plus his matching contribution ($253,587). In 2010, Mr. Su was the only Named Executive Officer to receive an RSU grant. Mr. Su's RSU grant vests after five years and Mr. Su may not sell the shares until 12 months following retirement from the Company. The expense of Mr. Su's award is recognized over the vesting period.*

(3) *The amounts shown in column (e) represent the grant date fair values of the stock options and stock appreciation rights (SARs) awarded in 2012, 2011 and 2010, respectively. For a discussion of the assumptions and methodologies used to value the awards reported in column (d) and column (e), please see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2012 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."*

(4) *Except as provided below and in footnote (2) above, amounts in column (f) reflect the annual incentive awards earned for the 2012, 2011 and 2010 fiscal year performance periods, which were awarded by our Management Planning and Development Committee in January 2013, January 2012 and January 2011, respectively, under the Yum Leaders' Bonus Program, which is described further in our Compensation Discussion and Analysis beginning at page 30 under the heading "Annual Performance-Based Cash Bonuses". Pursuant to SEC rules, annual incentives deferred into RSUs under the EID Program and subject to a risk of forfeiture are reported in column (d). If the deferral or a portion of the deferral is not subject to a risk of forfeiture, it is reported in column (f). For 2012, Mr. Grismer elected to defer 100% of his annual incentive ($760,760) into RSUs resulting in nothing to report for him in column (f).*

(5) *The amount listed under "Change In Pension Value", column (g) for Mr. Novak, represents his annual accrual from the Retirement Plan for 2012 of $257,215 plus his 2012 nonqualified pension benefit of $1,088,450. As discussed in the Compensation Discussion and Analysis, effective January 1, 2012, the Committee discontinued Mr. Novak's accruing nonqualified pension benefits under the Pension Equalization Plan ("PEP") and, effective January 1, 2013, replaced his PEP benefit with a pension account determined under the Leadership Retirement Plan ("LRP"). The $1,088,450 reflects the approximate amount Mr. Novak would have accrued during 2012 under the LRP, including both benefit and interest allocations. The amount transferred to his LRP-based pension account effective January 1, 2013 was $27,600,000 (representing his December 31, 2012 estimated lump amount under PEP). Going forward, he will receive a market rate of interest on his pension account plus an annual benefit allocation equal to 9.5% of his salary plus target bonus.*

For Messrs. Su and Carucci, amounts in column (g) reflect the aggregate increase in actuarial present value of age 62 accrued benefits under all actuarial pension plans during the 2012 fiscal year (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). The change in pension value for 2012 is mainly the result of a significantly lower discount rate applied to calculate the present value of the benefit. See the Pension Benefits Table at page 51 for a detailed discussion of the Company's pension benefits. Mr. Grismer and Mr. Pant were hired after September 30, 2001, and were ineligible for the Company's pension plan.

For Messrs. Grismer and Pant, amounts in column (g) represent the above market earnings as established pursuant to SEC rules which have accrued under each of their accounts under the LRP, which is described in more detail beginning at page 53 under the heading "Nonqualified Deferred Compensation".

(6) *Amounts in column (h) are explained in the All Other Compensation Table and footnotes to that table, which follows.*

(7) *Mr. Grismer became a Named Executive Officer in May 2012. No amounts are reported for Mr. Grismer for the years 2011 and 2010 since he was not a Named Executive Officer for those years.*

(8) *No amounts are reported for Mr. Pant for 2010 since he was not a Named Executive Officer for that year.*

All Other Compensation Table

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2012.

Name	Perquisites and other personal benefits ($)[1]	Tax Reimbursements ($)[2]	Insurance premiums ($)[3]	Other ($)[4]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Novak	292,922	—	93,587	2,879	389,388
Grismer	—	—	3,622	101,030	104,652
Su	215,745	4,767,479	31,742	27,581	5,042,547
Carucci	29,996	—	25,824	—	55,820
Pant	—	—	13,092	300,000	313,092

(1) *Amounts in this column include for Mr. Novak: incremental cost for the personal use of Company aircraft ($292,922)—we calculate the incremental cost to the Company of any personal use of Company aircraft based on the cost of fuel, trip-related maintenance, crew travel, on board catering, landing and license fees, "dead head" costs of flying planes to and from locations for personal use, and contract labor; for Mr. Su: expatriate spendables/housing allowance ($215,745); and for Mr. Carucci: home security service and equipment expenses ($29,996).*

(2) *Amounts in this column reflect payments to the executive of tax reimbursements. For Mr. Su, as explained at page 41, this amount represents the Company-provided tax reimbursement for China income taxes incurred on deferred income distributions and stock option exercises which exceed the marginal Hong Kong tax rate.*

(3) *These amounts reflect the income each executive was deemed to receive from IRS tables related to Company provided life insurance in excess of $50,000 and from premiums paid by the Company for additional long term disability insurance for each executive as described in more detail at page 41. Effective January 1, 2013, the Company no longer provides individual disability coverage to our Named Executive Officers. With respect to the life insurance, the Company provides every salaried employee with life insurance coverage up to one times the employee's salary plus target bonus. The amount of income deemed received with respect to the life insurance for Messrs. Novak, Grismer, Su, Carucci and Pant was $26,796, $3,622, $19,092, $9,829 and $9,198, respectively. The additional long term disability premiums made on behalf of Messrs. Novak, Grismer, Su, Carucci and Pant were $66,791, $0, $12,650, $15,995 and $3,894, respectively.*

(4) *Except in the case of Mr. Grismer and Mr. Pant, this column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits and the perquisites and other personal benefits shown in column (b) for each Named Executive Officer. These other benefits include: home security expense, relocation expenses, and tax preparation assistance. For Mr. Grismer and Mr. Pant, this column also includes Company annual allocations of $91,438 and $300,000 respectively to an unfunded, unsecured account based retirement plan called the Leadership Retirement Plan. For Mr. Grismer, this amount also includes a car and perquisite allowance for the portion of 2012 during which he was not a Named Executive Officer. The Company discontinued providing several perquisites including a car allowance and perquisite allowance to its Named Executive Officers in 2011.*

Grants of Plan-Based Awards

The following table provides information on stock options, SARs, RSUs and PSUs granted for 2012 to each of the Company's Named Executive Officers. The amount of these awards that were expensed is shown in the Summary Compensation Table at page 44.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)[3]**	**($/Sh)[4]**	**Value($)[5]**
(a)	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**	**(h)**	**(i)**	**(j)**	**(k)**
Novak	2/8/2012	0	2,320,000	6,960,000						
	2/8/2012							377,328	64.44	5,625,960
	2/8/2012				—	11,996	23,992			773,022
Grismer	2/8/2012	0	385,000	1,155,000						
	2/8/2012							33,102	64.44	493,551
	2/8/2012				—	—	—			—
Su	2/8/2012	0	1,265,000	3,795,000						
	2/8/2012							165,509	64.44	2,467,739
	2/8/2012				—	5,975	11,950			385,029
Carucci	2/8/2012	0	1,050,000	3,150,000						
	2/8/2012							115,856	64.44	1,727,413
	2/8/2012				—	4,113	8,226			265,042
Pant	2/8/2012	0	750,000	2,250,000						
	2/8/2012							115,856	64.44	1,727,413
	2/8/2012				—	3,880	7,760			250,027

(1) *Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amounts payable as annual incentive compensation under the YUM Leaders' Bonus Program based on the Company's performance and on each executive's individual performance during 2012. The actual amount of annual incentive compensation awarded for 2012 are shown in column (f) (column (d) for Mr. Grismer) of the Summary Compensation Table on page 44. The performance measurements, performance targets, and target bonus percentages are described in the Compensation Discussion and Analysis beginning on page 30 under the discussion of annual incentive compensation.*

(2) *Reflects grants of PSUs subject to performance-based vesting conditions under the Long Term Incentive Plan in 2012. The PSUs vest on December 27, 2014, subject to the Company's achievement of specified earnings per share ("EPS") growth during the performance period ending on December 27, 2014. The performance target for all the PSU awards granted to the Named Executive Officers in 2012 is compounded annual EPS growth of 10%, determined by comparing EPS as measured at the end of the performance period to base EPS (2011 EPS). Both base EPS and EPS for the performance period are adjusted to exclude certain items as described on page 40 of this proxy statement. If the 10% growth target is achieved, 100% of the PSUs will pay out in shares of Company stock. If less than 7% compounded EPS growth is achieved, there will be no payout. If EPS growth is at or above 16%, PSUs pay out at the maximum, which is 200% of target. If EPS growth is at or above the 7% threshold but below the 16% maximum, the awards will pay out in proportion to the level of EPS growth achieved between the threshold and the target and between the target and the maximum, as applicable. The terms of the PSUs provide that in case of a change in control during the first year of the award shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.*

(3) *Amounts in this column reflect the number of 2012 stock appreciation rights ("SARs") and stock options granted to executives during the Company's 2012 fiscal year. For each executive, the grants were made February 8, 2012. SARs/stock options become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR/stock option grant provide that, in case of a change in control, all outstanding awards become exercisable immediately. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise.*

Participants who have attained age 55 with 10 years of service who terminate employment may exercise SARs/stock options that were vested on their date of termination through the expiration date of the SAR/stock option (generally, the tenth anniversary following the SARs/stock options grant date). Vested SARs/stock options of grantees who die may also be exercised by the grantee's beneficiary through the expiration date of the vested SARs/stock options and the grantees unvested SARs/stock options expire on the grantees' death. If a grantee's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all SARs/stock options expire upon termination of employment.

(4) *The exercise price of the SARs/stock options granted in 2012 equals the closing price of YUM common stock on the grant date, February 8, 2012.*

(5) *Amounts in this column reflect the full grant date fair value of the PSUs shown in column (g) and the SARs/stock options shown in column (i). These amounts reflect the amounts to be recognized by the Company as accounting expense and do not correspond to the actual value that will be recognized by the Named Executive Officers. The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. For PSUs, fair value was calculated using the closing price of the Company's common stock on the date of grant. For SARs/stock options, fair value was calculated using the Black-Scholes value on the February 8, 2012 grant date of $14.91. For additional information regarding valuation assumptions of SARs/stock options, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2012 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."*

There can be no assurance that the SARs/stock options will ever be exercised or PSUs paid out (in which case no value will be realized by the executive) or that the value upon exercise or payout will equal the grant date fair value.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable and unexercisable stock options, SARs, and unvested RSUs and PSUs held by the Company's Named Executive Officers on December 31, 2012.

		Option/SAR Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[3]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Novak	1/28/2005	334,272	—	$22.53	1/28/2015				
	1/26/2006	517,978	—	$24.47	1/26/2016				
	1/19/2007	490,960	—	$29.61	1/19/2017				
	1/24/2008	428,339	—	$37.30	1/24/2018				
	2/5/2009	431,326	143,776(i)	$29.29	2/5/2019				
	2/5/2010	311,962	311,963(ii)	$32.98	2/5/2020				
	2/4/2011	124,063	372,191(iii)	$49.30	2/4/2021				
	2/8/2012	—	377,328(iv)	$64.44	2/8/2022				
						—	—	55,352	3,675,373
Grismer	1/28/2005	10,840	—	$22.53	1/28/2015				
	11/18/2005	20,190	—	$24.11	11/18/2015				
	1/26/2006	18,856	—	$24.47	1/26/2016				
	1/19/2007	19,938	—	$29.61	1/19/2017				
	5/17/2007	16,262	—	$33.20	5/17/2017				
	1/24/2008	20,079	—	$37.30	1/24/2018				
	2/5/2009	25,372	8,458(i)	$29.29	2/5/2019				
	5/21/2009	—	15,853(vi)	$33.21	5/21/2019				
	2/5/2010	17,212	17,212(ii)	$32.98	2/5/2020				
	2/5/2010	—	43,030(viii)	$32.98	2/5/2020				
	2/4/2011	6,110	18,330(iii)	$49.30	2/4/2021				
	2/8/2012	—	33,102(iv)	$64.44	2/8/2022				
						9,126	605,966	—	—
Su	1/27/2004	58,040	—	$17.23	1/27/2014				
	1/27/2004	117,188	—	$17.23	1/27/2014				
	1/28/2005	130,078	—	$22.53	1/28/2015				
	1/26/2006	124,316	—	$24.47	1/26/2016				
	1/19/2007	132,918	—	$29.61	1/19/2017				
	1/24/2008	107,085	—	$37.30	1/24/2018				
	1/24/2008	—	267,712(v)	$37.30	1/24/2018				
	2/5/2009	152,232	50,745(i)	$29.29	2/5/2019				
	2/5/2010	86,059	86,059(ii)	$32.98	2/5/2020				
	2/4/2011	35,641	106,926(iii)	$49.30	2/4/2021				
	2/8/2012	—	165,509(iv)	$64.44	2/8/2022				
						179,697	11,931,881	25,134	1,668,898

Proxy Statement

Name	Grant Date	Option/SAR Awards(1) Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Carucci	1/28/2005	78,048	—	$22.53	1/28/2015				
	1/26/2006	124,316	—	$24.47	1/26/2016				
	1/19/2007	116,302	—	$29.61	1/19/2017				
	1/24/2008	107,085	—	$37.30	1/24/2018				
	1/24/2008	—	133,856(v)	$37.30	1/24/2018				
	2/5/2009	152,232	50,745(i)	$29.29	2/5/2019				
	2/5/2010	86,059	86,059(ii)	$32.98	2/5/2020				
	2/4/2011	30,550	91,650(iii)	$49.30	2/4/2021				
	2/4/2011	—	101,833(vii)	$49.30	2/4/2021				
	2/8/2012	—	115,856(iv)	$64.44	2/8/2022				
						—	—	17,760	1,179,264
Pant	7/21/2005	38,596	—	$26.53	7/21/2015				
	1/26/2006	41,440	—	$24.47	1/26/2016				
	1/26/2006	49,726	—	$24.47	1/26/2016				
	1/19/2007	49,844	—	$29.61	1/19/2017				
	1/24/2008	—	133,856(v)	$37.30	1/24/2018				
	1/24/2008	53,543	—	$37.30	1/24/2018				
	2/5/2009	101,488	33,830(i)	$29.29	2/5/2019				
	2/5/2010	57,372	57,373(ii)	$32.98	2/5/2020				
	2/4/2011	25,458	76,375(iii)	$49.30	2/4/2021				
	11/18/2011	—	94,949(ix)	$53.84	11/18/2021				
	2/8/2012	—	115,856(iv)	$64.44	2/8/2022				
						—	—	14,656	973,158

(1) *Except as follows, all options and SARs listed above vest at a rate of 25% per year over the first four years of the ten-year option term. The first grant expiring on January 27, 2014 for Mr. Su and the grants listed as expiring on November 18, 2015 and May, 17, 2017 for Mr. Grismer were granted with 100% vesting after four years*

The actual vesting dates for unexercisable award grants are as follows:

(i) All the unexercisable shares will vest on February 5, 2013.

(ii) One-half of the unexercisable shares will vest on each of February 5, 2013 and 2014.

(iii) One-third of the unexercisable shares will vest on each of February 4, 2013, 2014 and 2015.

(iv) One-fourth of the unexercisable shares will vest on each of February 8, 2013, 2014, 2015 and 2016.

(v) All unexercisable shares will vest on January 24, 2013.

(vi) All unexercisable shares will vest on May 21, 2013.

(vii) All unexercisable shares will vest on February 4, 2016.

(viii) All unexercisable shares will vest on February 5, 2015.

(ix) All unexercisable shares will vest on November 18, 2016.

(2) *Amounts in this column represent RSUs that have not vested. In the case of Mr. Su, the 179,697 RSUs represent a 2010 retention award (including accrued dividends) that vests after five years.*

(3) *The market value of these awards are calculated by multiplying the number of shares covered by the award by $66.40, the closing price of YUM stock on the NYSE on December 31, 2012.*

(4) *The awards reflected in this column are unvested performance-based PSUs with three-year performance periods that are scheduled to vest on December 28, 2013 or December 27, 2014 if the performance targets are met. In accordance with SEC rules, the PSU awards are reported at their maximum payout value. The PSUs for the performance period ending on December 29, 2012 are not included in the table as they vested on December 29, 2012; instead, these PSUs are reported in the Option Exercises and Stock Vested table on page 50.*

Option Exercises and Stock Vested

The table below shows the number of shares of YUM common stock acquired during 2012 upon exercise of stock options and vesting of stock awards in the form of RSUs and PSUs, each including accumulated dividends and before payment of applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)(2)	Value realized on Vesting ($)(3)
(a)	(b)	(c)	(d)	(e)
Novak	585,934	28,697,580	247,730	15,596,047
Grismer	—	—	—	—
Su	171,128	8,924,376	17,234	1,144,328
Carucci	153,310	7,866,942	12,509	830,610
Pant	—	—	7,783	516,775

(1) The amounts in column (d) represent RSUs and PSUs that became vested in 2012. The shares represented by RSUs and PSUs will be distributed in accordance with the deferral election, if any, made by the Named Executive Officer under the EID Program. See page 53 for a discussion of the EID Program.

(2) For Mr. Novak, the amount in this column reflects (i) the vesting of a RSU award (206,592 shares) on January 24, 2012 that was granted to him in 2008, and (ii) the vesting of performance share units (41,138 shares) for the 2010-2012 performance period that ended on December 29, 2012 because performance was met and certified. Mr. Novak may not sell the shares representing his RSU award until six months following his retirement from the Company and elected to defer receipt of the shares attributable to the PSUs until retirement.

For Messrs. Su, Carucci and Pant, amounts in this column reflect the vesting of performance share units for the 2010-2012 performance period that ended on December 29, 2012 because performance was met and certified.

Mr. Grismer was not eligible for a PSU award for the 2010-2012 performance period and, therefore, there is nothing to report for him.

(3) The amounts in column (e) represent the value realized on RSUs and PSUs that became vested in 2012. The value realized for the PSUs of each Named Executive Officer was calculated based on the closing price of $66.40 for YUM common stock on December 31, 2012 (December 29, 2012 was a Saturday). The value realized for Mr. Novak's RSU award was calculated based on a closing price of $62.27 for YUM common stock on January 24, 2012.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each such Named Executive Officer, under the YUM! Brands Retirement Plan ("Retirement Plan") and the YUM! Brands, Inc. Pension Equalization Plan ("Pension Equalization Plan") or the YUM! Brands International Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

2012 FISCAL YEAR PENSION BENEFITS TABLE

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit[4] ($) (d)	Payments During Last Fiscal Year ($) (e)
Novak	Qualified Retirement Plan[1]	26	1,378,645	—
	Pension Equalization Plan[2]	26	27,600,000	—
Grismer*	Qualified Retirement Plan		—	
	Pension Equalization Plan		—	
Su	International Retirement Plan[3]	23	17,776,317	—
Carucci	Qualified Retirement Plan	28	1,039,616	—
	Pension Equalization Plan	28	8,521,082	—
Pant*	Qualified Retirement Plan		—	—
	Pension Equalization Plan		—	—

* *Mr. Grismer and Mr. Pant are not accruing a benefit under these plans because each was hired after September 30, 2001 and are therefore ineligible for these benefits. Mr. Grismer and Mr. Pant participate in an unfunded, unsecured account based retirement plan called the Leadership Retirement Plan to which the Company made allocations in 2012.*

(1) YUM! Brands Retirement Plan

The Retirement Plan and the Pension Equalization Plan (discussed below) provide an integrated program of retirement benefits for salaried employees who were hired by the Company prior to October 1, 2001. Both plans apply the same formulas (except as noted below), and together they replace the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's Final Average Earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's Normal Retirement Benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. .43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction, the numerator of which is actual service as of date of termination, and the denominator of which is the participant's Projected Service. Projected Service is the service that the participant would have earned if he had remained employed with the Company until his Normal Retirement Age (generally age 65).

If a participant leaves employment after becoming eligible for Early or Normal Retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's Final Average Earnings is determined based on his highest five consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the Yum Leaders' Bonus Program. In general base pay includes salary, vacation pay, sick pay and short term disability payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he has been credited with at least five years of vesting service. Upon attaining five years of vesting service, a participant becomes 100% vested. All Named Executive Officers eligible for the Retirement Plan or YIRP are 100% vested.

Normal Retirement Eligibility

A participant is eligible for Normal Retirement following the later of age 65 or 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for Early Retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for Early Retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the Named Executive Officers became eligible for Early Retirement and the estimated lump sum value of the benefit each participant would receive from the YUM plans (both qualified and non-qualified) if he retired from the Company on December 31, 2012 and received a lump sum payment.

Name	Earliest Retirement Date	Estimated Lump Sum from the Qualified Plan[1]	Estimated Lump Sum from the Non-Qualified Plan[2]	Total Estimated Lump Sum
David C. Novak	November 1, 2007	1,478,888.77	27,600,000.00	29,078,888.77
Jing-Shyh S. Su	May 1, 2007	—	18,854,370.11	18,854,370.11
Richard T. Carucci	July 1, 2012	1,328,780.53	11,107,751.51	12,436,532.04

(1) The YUM! Brands Retirement Plan

(2) Mr. Su's benefit is paid solely from the YUM! Brands International Retirement Plan. All other non-qualified benefits are paid from the YUM! Brands Inc. Pension Equalization Plan.

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest rate assumptions in the YUM! Brands Retirement Plan. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for Early or Normal Retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3) (currently this is the annual 30-year Treasury rate for the 2nd month preceding the date of distribution and the gender blended 1994 Group Annuity Reserving Table as set forth in Revenue Ruling 2001-62).

(2) YUM! Brands Inc. Pension Equalization Plan

The YUM! Brands Inc. Pension Equalization Plan is an unfunded, non-qualified plan that complements the YUM! Brands Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

Participants who earned at least $75,000 during calendar year 1989 are eligible to receive benefits calculated under the Retirement Plan's pre-1989 formula, if this calculation results in a larger benefit from the YUM! Brands Inc. Pension Equalization Plan. Messrs. Novak and Carucci qualify for benefits under this formula. This formula is similar to the formula described above under the Retirement Plan except that part C of the formula is calculated as follows:

C. $1\frac{2}{3}$% of an estimated primary Social Security amount multiplied by Projected Service up to 30 years

Retirement distributions are always paid in the form of a lump sum. In the case of a participant whose benefits are payable based on the pre-1989 formula, the lump sum value is calculated as the actuarial equivalent to the participant's 50% Joint and Survivor Annuity with no reduction for survivor coverage. In all other cases, lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

As described in the Compensation Discussion and Analysis, the Management Planning and Development Committee discontinued Mr. Novak's accruing pension benefits under the Pension Equalization Plan effective January 1, 2012 and replaced this benefit, effective January 1, 2013, with a benefit determined under the Leadership Retirement Plan. See footnote (5) to the Summary Compensation Table at page 45 for more detail.

(3) YUM! Brands International Retirement Plan

The YUM! Brands International Retirement Plan (the "YIRP") is an unfunded, non-qualified defined benefit plan that covers certain international employees who are designated by the Company as third country nationals. Mr. Su is eligible for benefits under this plan. The YIRP provides a retirement benefit similar to the Retirement Plan except that part C of the formula is calculated as the sum of:

a) Company financed State benefits or Social Security benefits if paid periodically

b) The actuarial equivalent of all State paid or mandated lump sum benefits financed by the Company

c) Any other Company financed benefits that are attributable to periods of pensionable service and that are derived from a plan maintained or contributed to by the Company or one or more of the group of corporations that is controlled by the Company.

Benefits are payable under the same terms and conditions as the Retirement Plan without regard to Internal Revenue Service limitations on amounts of includible compensation and maximum benefits.

(4) Present Value of Accumulated Benefits

As noted at footnote (5) of the Summary Compensation Table on page 45, the change in pension value for the 2012 fiscal year is mainly the result of a significantly lower discount rate applied to calculate the present value of the benefit. For all plans, the Present Value of Accumulated Benefits (determined as of December 31, 2012) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. In Mr. Novak's case, the Present Value of Accumulated Benefits is calculated assuming he is eligible to receive an unreduced benefit payable in the form of a single lump sum on January 1, 2016. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations.

Nonqualified Deferred Compensation

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's Executive Income Deferral ("EID") Program and Leadership Retirement Plan ("LRP"). Both plans are unfunded, unsecured deferred, account based compensation plans. For each calendar year, participants are permitted under the EID program to defer up to 85% of their base pay and up to 100% of their annual incentive award. As discussed beginning at page 40, Messrs. Grismer and Pant are eligible to participate in the LRP. The LRP provides an annual allocation to Mr. Grismer's account equal to 9.5% of his salary plus target bonus and to Mr. Pant's account equal to 28% of his salary plus target bonus.

Deferred Investments under the EID Program. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives (12 month investment returns are shown in parentheses):

- YUM! Stock Fund (12.52%*)
- YUM! Matching Stock Fund (12.52%*)
- S&P 500 Index Fund (15.97%)
- Bond Market Index Fund (4.13%)
- Stable Value Fund (1.48%)

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the YUM! Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the Matching Stock Fund, participants who defer their annual incentive into this fund acquire additional phantom shares (called restricted stock units ("RSUs")) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the YUM! Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Amounts attributable to the matching contribution under the YUM! Matching Stock Fund are reflected in column (c) below as contributions by the Company (and represent amounts actually credited to the Named Executive Officer's account during 2012). Beginning with their 2009 annual incentive award, Named Executive Officers are no longer eligible to participate in the Matching Stock Fund. Mr. Grismer deferred his 2012 annual incentive award into the YUM! Matching Stock Fund since he was ineligible for a performance share unit award upon his promotion to Chief Financial Officer in May 2012.

RSUs attributable to annual incentive deferrals into the YUM! Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or upon a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's Matching Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the portion of the account attributable to the matching contributions is forfeited and the participant will receive an amount equal to the amount of the original amount deferred. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. RSUs held by a participant who has attained age 65 with five years of service vest immediately. In the case of a participant who has attained age 55 with 10 years of service, RSUs attributable to pre-2009 bonus deferrals into the YUM! Matching Stock Fund vest immediately and RSUs attributable to the matching contribution vest on a pro rata basis during the period beginning on the date of grant and ending on the first anniversary of the grant and are fully vested on the first anniversary.

LRP Account Returns. The LRP provides an annual earnings credit to each participant's account based on the value of participant's account at the end of each year. Under the LRP, Mr. Grismer and Mr. Pant each receive an annual earnings credit equal to 5%.

Distributions under EID Program. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year—whether or not employment has then ended—or at a time that begins at or after the executive's retirement or separation or termination of employment.

Distributions can be made in a lump sum or up to 20 annual installments. Initial deferrals are subject to a minimum two year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
  - A participant must make an election at least one year before the distribution otherwise would be made, and
  - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Distributions under LRP. Under the LRP, participants receive a distribution of their vested account balance following the later to occur of their attainment of age 55 or retirement from the Company.

* *Assumes dividends are not reinvested.*

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
(a)	(b)	(c)	(d)	(e)	(f)
Novak	7,520,126	—	19,411,049	214,219	169,819,580
Grismer	441,090	238,468	40,687	1,985	1,008,048
Su	4,352,906	—	403,086	1,940,443	7,646,877
Carucci	2,471,683	—	1,631,382	199,426	15,509,055
Pant	—	300,000	832,361	6,692	7,882,711

(1) *Amounts in column (b) reflect amounts that were also reported as compensation in our Summary Compensation Table filed last year or would have been reported as compensation in our Summary Compensation Table last year if the executive were a Named Executive Officer.*

(2) *Amounts in column (c) reflect Company contributions for EID Program matching contribution and/or LRP allocation as follows: Mr. Grismer, $147,030 EID matching contribution and $91,438 LRP allocation; and Mr. Pant, $300,000 LRP allocation.*

(3) *Amounts in column (d) reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program or the earnings credit provided under the LRP described in the narrative above this table. The EID Program earnings are market based returns and, therefore, are not reported in the Summary Compensation Table. For Messrs. Grismer and Pant, of their earnings reflected in this column, $6,115 and $25,225 respectively were deemed above market earnings accruing to each of their accounts under the LRP. For above market earnings on nonqualified deferred compensation, see the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.*

(4) *All amounts shown in column (e) were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon their account balance under the EID Program or the LRP for 2012.*

Novak	139,572
Grismer	1,985
Carucci	30,102
Pant	6,692

(5) *Amounts reflected in column (f) are the year-end balances for each executive under the EID Program and the LRP. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2012 and prior years or would have been reported as compensation if the executive had been a Named Executive Officer in those previous years.*

Novak	51,240,041
Grismer	954,858
Su	6,981,892
Carucci	9,118,919
Pant	4,324,564

The difference between these amounts and the amount of the year-end balance for each executive represents the total aggregate earnings accumulated under the program with respect to that compensation.

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2012, given the Named Executive Officer's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Stock Options and SAR Awards. If one or more Named Executive Officers terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2012, they could exercise the stock options and SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Fiscal Year-End table on page 48, otherwise all options and SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the Named Executive Officer had retired, died or become disabled as of December 31, 2012, exercisable stock options and SARs would remain exercisable through the term of the award. Except in the case of a change in control, described below, no stock options or SARs become exercisable on an accelerated basis. Benefits a Named Executive Officer may receive on a change of control are discussed below.

Deferred Compensation. As described in more detail beginning at page 53, the Named Executive Officers participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 54 reports each Named Executive Officer's aggregate balance at December 31, 2012. The Named Executive Officers are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 54.

The amounts they would have been entitled to in case of a voluntary or involuntary termination as of December 31, 2012 are as follows:

	Voluntary Termination ($)	Involuntary Termination ($)
Novak	169,819,580	169,819,580
Grismer	—	441,090
Su	7,646,877	7,646,877
Carucci	15,509,055	15,509,055
Pant	6,334,147	6,334,147

Payouts to the executive under the EID Program would occur in accordance with the executive's elections. In the case of amounts deferred after 2002, such payments deferred until termination of employment or retirement will not begin prior to six months following the executive's termination of employment. Executives may receive their benefit in a lump sum payment or in installment payments for up to 20 years. Each of the Named Executive Officers has elected to receive payments in a lump sum.

Leadership Retirement Plan. Under the LRP, participants age 55 are entitled to a lump sum distribution of their account balance following their termination of employment. Participants under age 55 who terminate with more than five years of service will receive their account balance at their 55th birthday. In case of termination of employment as of December 31, 2012, Mr. Grismer would receive $393,730 when he attains age 55 and Mr. Pant would have received $1,548,564.

Performance Share Unit Awards. If one or more Named Executive Officers terminated employment for any reason other than retirement, death, disability or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the Named Executive Officer had retired, become disabled or had died as of December 31, 2012, the PSU award will be paid out based on actual performance for the performance period, subject to a pro rata reduction reflecting the portion of the performance period not worked by the Named Executive Officer. If any of these terminations had occurred on December 31, 2012, Messrs. Novak, Su, Carucci and Pant would have been entitled to $1,250,912, $546,784, $390,748 and $302,920, respectively, assuming target performance. As described under footnote (2) of the Summary Compensation Table, Mr. Grismer did not receive a performance share unit award for 2012.

Pension Benefits. The Pension Benefits Table on page 51 describes the general terms of each pension plan in which the Named Executive Officers participate, the years of credited service and the present value of the annuity payable to each Named Executive Officer assuming termination of employment as of December 31, 2012. The table on page 52 provides the present value of the lump sum benefit payable to each Named Executive Officer when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the Named Executive Officers, see the All Other Compensation Table on page 46. If the Named Executive Officers had died on December 31, 2012, the survivors of Messrs. Novak, Grismer, Su, Carucci and Pant would have received Company-paid life insurance of $3,360,000; $1,100,000; $2,365,000; $1,980,000; and $1,500,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3.5 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Novak, Grismer, Su, Carucci and Pant). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination,
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company,
- outplacement services for up to one year following termination, and
- a "tax gross-up payment" which, in the event an executive becomes entitled to receive a severance payment and other severance benefits and such severance payment and benefits are subject to an excise tax, ensures the executive will be in the same after-tax position as if no excise tax had been imposed. (Except, however, where the severance payment to the executive will generate an excise tax but the total severance payment does not exceed by more than 10% the threshold for which the excise tax becomes payable, then no gross-up payment will be made and the executive's severance payment will be reduced to the threshold to ensure no excise tax is payable.)

In addition to the payments described above under the agreements, upon a change in control:

- All stock options and SARs held by the executive will automatically vest and become exercisable.
- All RSUs under the Company's EID Program held by the executive will automatically vest.
- All PSU awards under the Company's Performance Share Plan awarded in the year in which the change in control occurs will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that begin before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change in control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(i) if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii) if a majority of the Directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii) upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's Directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

If a change in control had occurred as of December 31, 2012, the following payments, or other benefits would have been made.

	Novak $	Grismer $	Su $	Carucci $	Pant $
Severance Payment	$ 11,982,800	$ 1,982,180	$ 8,410,000	$ 4,932,000	$ 3,720,076
Annual Incentive	4,584,320	760,760	2,039,813	1,846,785	1,620,000
Accelerated Vesting of Stock Options and SARs	22,865,360	3,231,648	14,702,490	12,190,085	9,793,696
Accelerated Vesting of RSUs	—	614,319	11,931,947	—	—
Acceleration of PSU Performance/Vesting	1,250,912	—	546,784	390,748	302,920
Outplacement	25,000	25,000	25,000	25,000	25,000
Forfeiture due to Modified Cap	—	(62,357)	—	—	—
Excise Tax and Gross-Up	—	—(1)	—	—	1,933,480
TOTAL	**40,708,392**	**6,551,550**	**37,656,034**	**19,384,618**	**17,395,172**

(1) Mr. Grismer would not be subject to an excise tax since his total severance payment does not exceed the threshold for which excise tax is payable by more than 10%. In accordance with the Company's change in control severance agreements, Mr. Grismer's severance payment would be reduced by the "Forfeiture due to Modified Cap" amount to the threshold amount.

Effective March 15, 2013, the Company eliminated excise tax gross-ups and implemented a best net after-tax method. See the Company's Compensation Discussion and Analysis on page 30 for more detail. In addition, effective for equity awards made in 2013 and beyond, outstanding awards will fully and immediately vest if the executive is employed on the date of the change in control of the Company and is is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control ("double trigger" vesting).

DIRECTOR COMPENSATION

As described more fully below, this table summarizes compensation paid to each non-employee director during 2012.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[1] (c)	Option/SAR Awards ($)[2][3] (d)	All Other Compensation ($)[4] (e)	Total ($) (f)
Cavanagh, Michael	—	180,833	32,290	—	213,123
Dorman, David	—	170,000	36,696	—	206,696
Ferragamo, Massimo	—	170,000	36,696	—	206,696
Graddick-Weir, Mirian	—	322,500	65,381	—	387,881
Grissom, David	—	170,000	36,696	10,000	216,696
Hill, Bonnie	85,000	85,000	36,696	8,400	215,096
Holland, Robert[5]	—	—	—	20,000	20,000
Langone, Kenneth[5]	—	—	—	10,000	10,000
Linen, Jonathan	—	170,000	36,696	10,000	216,696
Nelson, Thomas	—	190,000	36,696	—	226,696
Ryan, Thomas	—	195,000	36,696	—	231,696
Walter, Robert	—	185,000	36,696	10,000	231,696

(1) Amounts in column (c) represent the grant date fair value for annual stock retainer awards granted to directors in 2012.

(2) Amounts in column (d) represent the grant date fair value for annual SARs granted in fiscal 2012. These amounts do not reflect amounts paid to or realized by the director for fiscal 2012. For a discussion of the assumptions used to value the awards, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2012 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."

(3) At December 31, 2012, the aggregate number of options and SARs awards outstanding for each non-management director was:

Name	Options	SARs
Cavanagh, Michael	—	1,981
Dorman, David	10,476	23,879
Ferragamo, Massimo	—	23,879
Graddick-Weir, Mirian	—	4,120
Grissom, David	—	23,879
Hill, Bonnie	11,358	23,879
Linen, Jonathan	10,476	23,879
Nelson, Thomas	—	15,462
Ryan, Thomas	11,358	23,879
Walter, Robert	—	17,446

Mr. Novak's and Mr. Su's outstanding awards are set forth on page 48.

(4) Represents amount of matching charitable contributions made on behalf of the director under the Company's matching gift program and/or the amount charitable contribution made in the director's name.

(5) Mr. Holland and Mr. Langone retired from the Board effective as of the date of the Company's 2012 annual meeting held on May 17, 2012.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board.

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. Each director who is not an employee of YUM receives an annual stock grant retainer with a fair market value of $170,000 and an annual grant of vested SARs with respect to $150,000 worth of YUM common stock ("face value") with an exercise price equal to the fair market value of Company stock on the date of grant. Directors may request to receive up to one-half of their stock retainer in cash. The request must be submitted to the Chair of the Management Planning and Development Committee. For 2012, Bonnie Hill requested and received approval by the Committee Chair for a cash payment equal to one-half of her stock retainer. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years. In recognition of their added duties, the Lead Director of the Board (Mr. Ryan in 2012) receives an additional $25,000 stock retainer annually, the Chair of the Audit Committee (Mr. Nelson in 2012) receives an additional $20,000 stock retainer annually and the Chair of the Management

Planning and Development Committee (Mr. Walter in 2012) receives an additional $15,000 stock retainer annually.

Initial Stock Grant upon Joining Board. Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.

Stock Ownership Requirements. Similar to executive officers, directors are subject to share ownership requirements. The directors' requirements provide that directors will not sell any of the Company's common stock received as compensation for service on the Board until the director has ceased being a member of the Board for one year (sales are permitted to cover income taxes attributable to any stock retainer payment or exercise of a stock option or SAR).

Matching Gifts. To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as YUM's employees. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000. For Mr. Holland, in recognition of his long term service on the Board, the Company made an additional matching contribution that exceeded $10,000.

Insurance. We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage was approximately $2 million. This is not included in the tables above as it is not considered compensation to the directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2012, the equity compensation plans under which we may issue shares of stock to our directors, officers and employees under the 1999 Long Term Incentive Plan ("1999 Plan"), the 1997 Long Term Incentive Plan (the "1997 Plan"), SharePower Plan and Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	19,484,207[1]	37.03[2]	10,417,997[3]
Equity compensation plans not approved by security holders[4]	628,915	37.94[2]	7,609,509
TOTAL	**20,113,122[1]**	**37.07[2]**	**18,027,506[3]**

(1) Includes 5,516,637 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding options and SARs only.

(3) Includes 5,208,998 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the 1999 Plan.

(4) Awards are made under the RGM Plan.

What are the key features of the 1999 Plan?

The 1999 Plan provides for the issuance of up to 70,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the 1999 Plan. The purpose of the 1999 Plan is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The 1999 Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option grant or SAR under the 1999 Plan may not be less than the average market price of our stock on the date of grant for years prior to 2008 or the closing price of our stock on the date of the grant beginning in 2008, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the 1999 Plan generally vest over a one to four year period and expire ten years from the date of the grant. Our shareholders approved the 1999 Plan in May 1999, and the plan as amended in 2003 and again in 2008.

Proxy Statement

What are the key features of the 1997 Plan?

The 1997 Plan provides for the issuance of up to 90,000,000 shares of stock. Effective January 1, 2002, only restricted shares could be issued under this plan. This plan is utilized with respect to payouts on shares from our deferral plans and was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the SharePower Plan?

The SharePower Plan provides for the issuance of up to 28,000,000 shares of stock. The SharePower Plan allows us to award non-qualified stock options, SARs, restricted stock and restricted stock units. Employees, other than executive officers, are eligible to receive awards under the SharePower Plan. The SharePower Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option or SAR grant under the SharePower Plan may not be less than the closing price of our stock on the date of the grant and no option or SAR may have a term of more than ten years. The options that are currently outstanding under the SharePower Plan generally vest over a one to four year period beginning on the date of grant. The SharePower Plan was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the RGM Plan?

The RGM Plan provides for the issuance of up to 30,000,000 shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allows us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, are eligible to receive awards under the RGM Plan. The purpose of the RGM Plan is (i) to give restaurant general managers ("RGMs") the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees are eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four year vesting and expire after ten years. The RGM Plan is administered by the Management Planning and Development Committee of the Board of Directors, and the Management Planning and Development Committee has delegated its responsibilities to the Chief People Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee are Mirian M. Graddick-Weir, J. David Grissom, Bonnie G. Hill, Jonathan S. Linen and Thomas C. Nelson, Chair.

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Nelson, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Nelson has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the NYSE listing standards.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective November 16, 2012. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our website at *www.yum.com/investors/governance/charters.asp.*

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee met 9 times during 2012. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. During 2012, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussions with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax and other services), on the amount of fees and scope of audit, audit-related, tax and other services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee also reviews and discusses legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2012?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Thomas C. Nelson, *Chair*
Mirian M. Graddick-Weir
J. David Grissom
Bonnie G. Hill
Jonathan S. Linen

ADDITIONAL INFORMATION

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by us. Proxies are being solicited principally by mail, by telephone and through the Internet. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience, to reduce our environmental impact and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.amstock.com,* click on Shareholder Account Access, log in and locate the option to receive Company mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, American Stock Transfer and Trust Company, LLC, 59 Maiden Lane, New York, NY 10038 or by logging onto our Transfer Agent's website at *www.amstock.com* and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail American Stock Transfer and Trust Company, LLC.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 298-6986 or by sending an e-mail to *yum.investor@yum.com*.

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2014 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 by December 6, 2013. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders that is not included in our proxy statement. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices and you must include information set forth in our bylaws. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2014 Annual Meeting no later than the date specified in our bylaws. If the 2014 Annual Meeting is not held within 30 days before or after the anniversary of the date of this year's Annual Meeting, then the nomination or item of business must be received by the tenth day following the earlier of the date of mailing of the notice of the meeting or the public disclosure of the date of the meeting. Our Annual Meeting of Shareholders is generally held on the third Thursday of May. Assuming that our 2014 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 14, 2014.

The Board is not aware of any matters that are expected to come before the 2013 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairman of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Appendix A YUM! Brands Inc. Long Term Incentive Plan

(As Amended Through the Fourth Amendment)

Section 1 General

1.1 Purpose. YUM! Brands, Inc. Long Term Incentive Plan (the "Plan") has been established by YUM! Brands, Inc. (the "Company" or "YUM!") to (i) attract and retain persons eligible to participate in the Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) align the interests of Participants with those of the Company's shareholders.

1.2 Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3 Operation, Administration, and Definitions. The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 4 (relating to operation and administration). Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of Section 8 of the Plan).

Proxy Statement

Section 2 Options and Sars

2.1 Definitions.

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price and during a specified time established by the Committee. Any Option granted under this Section 2 may be either a non-qualified option (an "NQO") or an incentive stock option (an "ISO"), as determined in the discretion of the Committee. An "NQO" is an Option that is not intended to be an "incentive stock option" as that term is described in section 422(b) of the Code. An "ISO" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in section 422(b) of the Code.

(b) A stock appreciation right (a "SAR") entitles the Participant to receive, in cash or Stock (as determined in accordance with subsection 2.5), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) an Exercise Price established by the Committee.

2.2 Exercise Price. The "Exercise Price" of each Option and SAR granted under this Section 2 shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted; except that the Exercise Price shall not be less than the closing price of a share of Stock on the date of grant as reported on the composite tape for securities listed on the New York Stock Exchange (or if no sales of stock were made on said exchange on such date, on the next preceding day on which sales were made on such exchange).

2.3 Exercise. An Option and a SAR shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee.

2.4 Payment of Option Exercise Price. The payment of the Exercise Price of an Option granted under this Section 2 shall be subject to the following:

(a) Subject to the following provisions of this subsection 2.4, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in paragraph 2.4(c), payment may be made as soon as practicable after the exercise).

(b) The Exercise Price shall be payable in cash or by tendering, by either actual delivery of shares or by attestation, shares of Stock acceptable to the Committee, and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee.

(c) The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

2.5 Settlement of Award. Settlement of Options and SARs is subject to subsection 4.7.

2.6 Grants of Options and Sars. An Option may but need not be in tandem with a SAR, and a SAR may but need not be in tandem with an Option (in either case, regardless of whether the original award was granted under this Plan or another plan or arrangement). If an Option is in tandem with a SAR, the exercise price of both the Option and SAR shall be the same, and the exercise of the Option or SAR with respect to a share of Stock shall cancel the corresponding tandem SAR or Option right with respect to such share. If a SAR is in tandem with an Option but is granted after the grant of the Option, or if an Option is in tandem with a SAR but is granted after the grant of the SAR, the later granted tandem Award shall have the same exercise price as the earlier granted Award, but the exercise price for the later granted Award may be less than the Fair Market Value of the Stock at the time of such grant; provided, however, that an exercise price below the Fair Market Value at the time of such grant shall not be permitted in the case of a 409A Award if this would cause the award to be subject Code section 409A.

2.7 No Repricing, Cancellation, or Re-Grant of Options. Except for adjustments pursuant to subsection 4.2(f) (relating to adjustment of shares), the Exercise Price for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration in exchange for the grant of a new Option with a lower exercise price.

Section 3 Other Stock Awards

3.1 Definitions.

(a) A "Stock Unit" Award is the grant of a right to receive shares of Stock in the future.

(b) A "Performance Share" Award is a grant of a right to receive shares of Stock or Stock Units which is contingent on the achievement of performance or other objectives during a specified period.

(c) A "Performance Unit" Award is a grant of a right to receive a designated dollar value amount of Stock which is contingent on the achievement of performance or other objectives during a specified period.

(d) A "Restricted Stock" Award is a grant of shares of Stock, and a "Restricted Stock Unit" Award is the grant of a right to receive shares of Stock in the future, with such shares of Stock or right to future delivery of such shares of Stock subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by the Committee.

3.2 Restrictions on Awards. Each Stock Unit Award, Restricted Stock Award, Restricted Stock Unit Award, Performance Share Award, and Performance Unit Award shall be subject to the following:

(a) Any such Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine.

(b) If the right to become vested in a Restricted Stock Award, Restricted Stock Unit Award, Performance Share Award or Performance Unit Award is conditioned on the completion of a specified period of service with the Company or the Subsidiaries, without achievement of Performance Measures or other performance objectives being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting of the Award shall be not less than three years (provided that the required period for full vesting shall, instead, not be less than two years in the case of annual incentive deferrals payable in restricted shares) (subject to acceleration of vesting, to the extent permitted by the Committee, in the event of the Participant's death, disability, retirement, change in control or involuntary termination). Awards to Directors may vest immediately.

(c) The Committee may designate whether any such Award being granted to any Participant is intended to be "performance-based compensation" as that term is used in section 162(m) of the Code. Any such Awards designated as intended to be "performance-based compensation" shall be conditioned on the achievement of one or more Performance Measures, to the extent required by Code section 162(m). The Performance Measures that may be used by the Committee for such Awards shall be based on any one or more of the following Company, Subsidiary, operating unit or division performance measures, as selected by the Committee: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; return on equity; return on investment; revenues; stock price; total shareholder return; customer satisfaction metrics; or restaurant unit development. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding, investments or to assets or net assets. For Awards under this Section 3 intended to be "performance-based compensation," the grant of the Awards and the establishment of the Performance Measures shall be made during the period required under Code section 162(m).

(d) To the extent an Award is a 409A Award (as defined in Section 8) and is subject to a substantial risk of forfeiture within the meaning of Code section 409A (or will be granted upon the satisfaction of a condition that constitutes such a substantial risk of forfeiture), any compensation due under the Award (or pursuant to a commitment to grant an Award) shall be provided in full not later than the 60th day following the date there is no longer such a substantial risk of forfeiture with respect to the Award, unless the Committee shall clearly and expressly provide otherwise with respect to the Award in the Award agreement.

Section 4 Operation and Administration

4.1 Effective Date. The Plan shall be effective as of May 20, 1999 (the "Effective Date"). The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan on or after the ten-year anniversary of May 15, 2008, the date on which the Plan was amended by the Third Amendment.

4.2 The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares (to the extent permitted by law), including shares purchased in the open market or in private transactions.

(b) Subject to the following provisions of this subsection 4.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 70,600,000 (which number includes all shares delivered under the Plan since its establishment in 1999, determined in accordance with the terms of the Plan); and for purposes of applying the limitations of this paragraph (b), each share of Stock delivered pursuant to Section 3 (relating to Other Stock Awards) shall be counted as covering two shares of Stock, and shall reduce the number of shares of Stock available for delivery under this paragraph (b) by two shares except, however, in the case of restricted shares or restricted units delivered pursuant to the settlement of earned annual incentives or base salary, each share of Stock shall be counted as covering one share of Stock and shall reduce the number of shares of Stock available for delivery by one share.

(c) To the extent provided by the Committee, any Award may be settled in cash rather than Stock. To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(d) If the exercise price of any stock option granted under the Plan is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(e) Subject to paragraph 4.2(f), the following additional maximums are imposed under the Plan.

(i) The maximum number of shares that may be covered by Awards granted to any one individual pursuant to Section 2 (relating to Options and SARs) shall be 9,000,000 shares during any five calendar-year period. If an Option is in tandem with a SAR, such that the exercise of the Option or SAR with respect to a share of Stock cancels the tandem SAR or Option right, respectively, with respect to such share, the tandem Option and SAR rights with respect to each share of Stock shall be counted as covering one share of Stock for purposes of applying the limitations of this paragraph (i).

(ii) For Stock Unit Awards, Restricted Stock Awards, Restricted Stock Unit Awards and Performance Share Awards that are intended to be "performance-based compensation" (as that term is used for purposes of Code section 162(m)), no more than 3,000,000 shares of Stock may be subject to such Awards granted to any one individual during any five-calendar-year period (regardless of when such shares are deliverable). If, after shares have been earned, the delivery is deferred, any additional shares attributable to dividends during the deferred period shall be disregarded.

(iii) The maximum number of shares of Stock that may be issued in conjunction with Awards granted pursuant to Section 3 (relating to Other Stock Awards) shall be 12,000,000 shares except that Stock Units or Restricted Shares granted with respect to the deferral of annual cash incentive awards under the Company's deferral plan will not count towards this maximum.

(iv) For Performance Unit Awards that are intended to be "performance-based compensation" (as that term is used for purposes of Code section 162(m)), no more than $10,000,000 may be subject to such Awards granted to any one individual during any one-calendar-year period (regardless of when such amounts are deliverable). If, after amounts have been earned with respect to Performance Unit Awards, the delivery of such amounts is deferred, any additional amounts attributable to earnings during the deferral period shall be disregarded.

(f) If any change in corporate capitalization, such as a stock split, reverse stock split, or stock dividend; or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off, of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to shareholders (other than a cash dividend that is not an extraordinary cash dividend) results in the outstanding shares of Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation (or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding shares of Stock), or a material change in the market value of the outstanding shares of Stock as a result of the change, transaction or distribution, then equitable adjustments shall be made by the Committee, as it determines are necessary and appropriate, in:

(i) the number and type of Shares (or other property) with respect to which Awards may be granted;

(ii) the number and type of Shares (or other property) subject to outstanding Awards;

(iii) the grant or Exercise Price with respect to outstanding Awards; and

(iv) the terms, conditions or restrictions of outstanding Awards and/or Award agreements;

provided, however, that all such adjustments made in respect of each ISO shall be accomplished so that such Option shall continue to be an incentive stock option within the meaning of Section 422 of the Code. However, in no event shall this paragraph (f) be construed to permit a modification (including a replacement) of an Option or SAR if such modification either: (i) would result in accelerated recognition of income or imposition of additional tax under Code section 409A; or (ii) would cause the Option or SAR subject to the modification (or cause a replacement Option or SAR) to be subject to Code section 409A, provided that the restriction of this clause (ii) shall not apply to any Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Code section 409A.

4.3 General Restrictions. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

4.4 Tax Restrictions.

(a) All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan.

(b) Subsections 4.5, 4.6 and 4.7 shall be subject to the following:

(i) Subsection 4.5 shall not be construed to permit the grant of a replacement Option or SAR if such action would cause the Option or SAR being granted or the option or stock appreciation right being replaced to be subject to Code section 409A, provided that this paragraph (i) shall not apply to any Option or SAR (or option or stock appreciation right granted under another plan) being replaced that, at the time it is granted, is clearly and expressly designated as being deferred compensation subject to Code section 409A.

(ii) Except with respect to an Option or SAR that, at the time it is granted, is clearly and expressly designated as being deferred compensation subject to Code section 409A, no Option or SAR shall condition the receipt of dividends (including dividend equivalents) with respect to an Option or SAR on the exercise of such Award, or otherwise provide for payment of such dividends in a manner that would cause the payment to be treated as an offset to or reduction of the exercise price of the Option or SAR (or an increase to the compensation payable under the Option or SAR) pursuant Treas. Reg. §1.409A-1(b)(5)(i)(E).

(iii) Neither subsection 4.5, 4.6 nor 4.7 shall be construed to permit a modification of an Award, or to permit the payment of a dividend or dividend equivalent, if such actions would result in accelerated recognition of taxable income or imposition of additional tax under Code section 409A.

(iv) Except for Options and SARs clearly and expressly designated at the time of grant as intended to be subject to Code section 409A, subsections 4.5, 4.6, and 4.7 shall not be construed to permit the deferred settlement of Options or SARs, if such settlement would result in deferral of compensation under Treas. Reg. §1.409A-1(b)(5)(i)(A)(3).

(c) At all times, this Plan shall be interpreted and operated (i) with respect to 409A Awards (as defined in Section 8 below), in accordance with the requirements of Code section 409A, unless an exemption from Code section 409A is available and applicable, (ii) to maintain the exemptions from Code section 409A of Options, SARs and Restricted Stock, unless any such Award is expressly and clearly designated as deferred compensation at the time of its grant, and any Awards designed to meet the short-term deferral exception under Code section 409A, and (iii) to preserve the status of deferrals of compensation that were earned and vested prior to January 1, 2005 as exempt from Code section 409A, i.e., to preserve the grandfathered status of such deferrals. To the extent there is a conflict between the provisions of the Plan relating to compliance with Code section 409A and the provisions of any Award agreement issued under the Plan, the provisions of the Plan control. Moreover, any discretionary authority that the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Code section 409A to the extent such discretionary authority would conflict with Code section 409A. In addition, to the extent required to avoid a violation of the applicable rules under Code section 409A by reason of Code section 409A(a)(2)(B)(i), any payment under an Award shall be delayed until the earliest date of payment that will result in compliance with the rules of Code section 409A(a)(2)(B)(i) (regarding the required six-month delay for distributions to specified employees that are related to a separation from service). In the event that any Award shall be deemed not to comply with Code section 409A, then neither the Company, the Board of Directors, the Committee nor its or their designees or agents, nor any of their affiliates, assigns or successors (each a "protected party") shall be liable to any Award recipient or other person for actions, inactions, decisions, indecisions or any other role in relation to the Plan by a protected party if made or undertaken in good faith or in reliance on the advice of counsel (who may be counsel for the Company), or made or undertaken by someone other than a protected party.

4.5 Grant and Use of Awards. Subject to subsection 4.4: In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations. Notwithstanding the provisions of subsection 2.2, Options and SARs granted under the Plan in replacement for awards under plans and arrangements of the Company, Subsidiaries, or other companies that are assumed in business combinations may provide for exercise prices that are less than the Fair Market Value of the Stock at the time of the replacement grants, if the Committee determines that such exercise price is appropriate to preserve the economic benefit of the award and that it will not impair the exemption of the Options or SAR from Code section 409A (unless the Committee clearly and expressly foregoes such exemption at the time the Options or SARs are granted).

4.6 Dividends and Dividend Equivalents. Subject to subsection 4.4: An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

4.7 Settlement and Payments. Subject to subsection 4.4: Awards may be settled through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Any Award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

4.8 Transferability. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

4.9 Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

4.10 Agreement with Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Participant signature is required.

4.11 Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more non-employee members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company, or by any employee of the Company or any Subsidiary who is delegated by the board of directors authority to take such action.

4.12 Gender and Number. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.13 Limitation of Implied Rights.

(a) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of the Company or any Subsidiary or the right to continue to provide services to the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

4.14 **Evidence.** Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 5 Change in Control

Subject to the provisions of paragraph 4.2(f) (relating to the adjustment of shares), and except as otherwise provided in the Plan or the Award Agreement reflecting the applicable Award, the Committee may provide under the terms of any Award that upon the occurrence of a Change in Control:

(a) All outstanding Options (regardless of whether in tandem with SARs) shall become fully exercisable.

(b) All outstanding SARs (regardless of whether in tandem with Options) shall become fully exercisable.

(c) All Stock Units, Restricted Stock, Restricted Stock Units, and Performance Shares (including any Award payable in Stock which is granted in conjunction with a Company deferral program) shall become fully vested.

Notwithstanding anything in this Plan or any Award agreement to the contrary, to the extent any provision of this Plan or an Award agreement would cause a payment of deferred compensation that is subject to Code section 409A to be made upon the occurrence of a Change in Control, then such payment shall not be made unless such Change in Control also constitutes a "change in ownership", "change in effective control" or "change in ownership of a substantial portion of the Company's assets" within the meaning of Code section 409A. Any payment that would have been made except for the application of the preceding sentence shall be made in accordance with the payment schedule that would have applied in the absence of a Change in Control.

Section 6 Committee

6.1 **Administration.** The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 6. The Committee shall be selected by the Board, and shall consist solely of two or more non-employee members of the Board. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. As of the date this Plan is adopted, the Committee shall mean the Compensation Committee of the Board of Directors.

6.2 **Powers of Committee.** The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 7) to cancel or suspend Awards.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

6.3 **Delegation by Committee.** Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Until action to the contrary is taken by the Board or the Committee, the Committee's authority with respect to Awards and other matters concerning Participants below the Partners Council or Executive Officer level is delegated to the Chief Executive Officer or the Chief People Officer of the Company.

6.4 Information to be Furnished to Committee. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

6.5 Misconduct. If the Committee determines that a present or former employee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of YUM!; (ii) breached any contract with or violated any fiduciary obligation to YUM!; or (iii) engaged in any conduct which the Committee determines is injurious to the Company, the Committee may cause that employee to forfeit his or her outstanding awards under the Plan, provided, however, that during the pendency of a Potential Change in Control and as of and following the occurrence a Change in Control, no outstanding awards under the Plan shall be subject to forfeiture pursuant to this Section 6.5.

A "Potential Change in Control" shall exist during any period in which the circumstances described in items (i), (ii), (iii) or (iv), below, exist (provided, however, that a Potential Change in Control shall cease to exist not later than the occurrence of a Change in Control):

(i) The Company or any successor or assign thereof enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; provided that a Potential Change in Control described in this item (i) shall cease to exist upon the expiration or other termination of all such agreements.

(ii) Any Person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change in Control; provided that a Potential Change in Control described in this item (ii) shall cease to exist upon the withdrawal of such intention, or upon a reasonable determination by the Board that there is no reasonable chance that such actions would be consummated.

(iii) Any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 15% or more of the combined voting power of the Company's then outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or any of its affiliates). However, a Potential Change in Control shall not be deemed to exist by reason of ownership of securities of the Company by any person, to the extent that such securities of the Company are acquired pursuant to a reorganization, recapitalization, spin-off or other similar transactions (including a series of prearranged related transactions) to the extent that immediately after such transaction or transactions, such securities are directly or indirectly owned in substantially the same proportions as the proportions of ownership of the Company's securities immediately prior to the transaction or transactions.

(iv) The Board adopts a resolution to the effect that, for purposes of this Plan, a potential change in control exists; provided that a Potential Change in Control described in this item (iv) shall cease to exist upon a reasonable determination by the Board that the reasons that give rise to the resolution providing for the existence of a Potential Change in Control have expired or no longer exist.

Section 7 Amendment and Termination

The Board may, at any time, amend or terminate the Plan, provided that (i) no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board; (ii) no amendments may increase the limitations on the number of shares set forth in subsections 4.2(b) and 4.2(e) or decrease the minimum Option or SAR Exercise Price set forth in subsection 2.2 unless any such amendment is approved by the Company's shareholders; (iii) the provisions of subsection 2.6 (relating to Option repricing) may not be amended, unless any such amendment is approved by the Company's shareholders; (iv) no amendment may expand the definition of Eligible Individual in subsection 8(e), unless any such amendment is approved by the Company's shareholders; (v) no amendment may decrease the minimum restriction or performance period set forth in subsection 3.2(b), unless any such amendment is approved by the Company's shareholders; (vi) adjustments pursuant to subsection 4.2(f) shall not be subject to the foregoing limitations of this Section 7; and (vii) no amendment or termination shall be adopted or effective if it would result in accelerated recognition of income or imposition of additional tax under Code section 409A or, except as otherwise provided in the amendment, would cause amounts that were not otherwise subject to Code section 409A to become subject to Code section 409A.

Section 8 Defined Terms

In addition to the other definitions contained herein, the following definitions shall apply:

(a) **409A Award.** The term "409A Award" shall mean each Plan Award that was not both earned and vested as of December 31, 2004, and all other Plan Awards that were materially modified after October 3, 2004, determined in each case within the meaning of Code section 409A.

(b) **Award.** The term "Award" shall mean any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Stock Unit Awards, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Unit Awards, and Performance Share Awards.

(c) **Board.** The term "Board" shall mean the Board of Directors of the Company.

(d) **Change in Control.** Except as otherwise provided by the Committee, a "Change in Control" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of paragraph (iii) below; or

(ii) the following individuals' cease for any reason to constitute a majority of the number of directors then serving; individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company), whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation, other than (I) a merger or consolidation immediately following which those individuals who immediately prior to the consummation of such merger or consolidation, constituted the Board, constitute a majority of the board of directors of the Company or the surviving or resulting entity or any parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

"Affiliate" shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act.

"Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are properly filed on a Form 13-G.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) YUM! or any of its Affiliates; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of YUM! or any of its subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of YUM! in substantially the same proportions as their ownership of stock of YUM!.

(e) **Code.** The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(f) **Eligible Individual.** For purposes of the Plan, the term "Eligible Individual" shall mean any employee of the Company or a Subsidiary, and any director of the Company. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the employee first performs such services.

(g) **Fair Market Value.** For purposes of determining the "Fair Market Value" of a share of Stock as of any date, Fair Market Value shall mean the average between the lowest and highest reported sale prices of the Stock on that date on the principal exchange on which the Stock is then listed or admitted to trading. If the day is not a business day, the Fair Market Value of the Stock shall be determined as of the last preceding business day.

(h) **Subsidiaries.** The term "Subsidiary" means any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee; provided, however, that except for options and SARs designated as intended to be subject to Code section 409A, options and SARs shall not be granted to employees or directors of Subsidiaries unless the ownership of the Subsidiary satisfies Treas. Reg. §1.409A-1(b)(5)(iii).

(i) **Stock.** The term "Stock" shall mean shares of common stock of the Company.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 29, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____________ to ____________

Commission file number 1-13163


Yum!

YUM! BRANDS, INC.

(Exact name of Registrant as specified in its charter)

NORTH CAROLINA	**13-3951308**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	*(Zip Code)*

(502) 874-8300

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:	
Title of each class	Name of Each Exchange on Which Registered
Common Stock, no par value	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark	YES	NO
• Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days..	☑	☐
• Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑	☐
• Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	☑	
• Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐		
• Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 16, 2012 computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was approximately $29,700,000,000. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 12, 2013 was 450,729,244 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 15, 2013 are incorporated by reference into Part III.

Table of Contents

Forward-Looking Statements

In this Form 10-K, as well as in other written reports and oral statements that we make from time to time, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as "may," "will," "estimate," "intend," "seek," "expect," "project," "anticipate," "believe," "plan" or other similar terminology. These forward-looking statements are based on current expectations and assumptions and upon data available at the time of the statements and are neither predictions nor guarantees of future events or circumstances. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected. Factors that could cause our actual results to differ materially from our expectations and forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. In making these statements, we are not undertaking to address or update any of our forward-looking statements set forth herein in future filings or communications regarding our business results.

PART I

ITEM 1 Business

YUM! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300. Our website address is *http://www.yum.com*.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably. While YUM! Brands, Inc., referred to as the Company, does not directly own or operate any restaurants, throughout this document we may refer to restaurants as being Company-owned.

(A) Financial Information about Operating Segments

YUM consists of six operating segments: YUM Restaurants China ("China" or "China Division"), YUM Restaurants International ("YRI" or "International Division"), Taco Bell U.S., KFC U.S., Pizza Hut U.S. and YUM Restaurants India ("India" or "India Division"). The China Division includes mainland China, and the India Division includes India, Bangladesh, Mauritius, Nepal and Sri Lanka. YRI includes the remainder of our international operations.

For financial reporting purposes, management considers the three U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). In 2012, our India Division began being reported as a standalone reporting segment separate from YRI as a result of changes to our management reporting structure. While our consolidated results are not impacted, our historical segment information has been restated to be consistent with the current period presentation. In December 2011, the Company sold the Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W") brands to key franchisee leaders and strategic investors in separate transactions. Financial information prior to these transactions reflects our ownership of these brands.

Operating segment information for the years ended December 29, 2012, December 31, 2011 and December 25, 2010 for the Company is included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 15 through 34 and in the related Consolidated Financial Statements in Part II, Item 8, pages 36 through 70.

(B) Narrative Description of Business

General

YUM is the world's largest quick service restaurant ("QSR") company based on number of system units, with over 39,000 units in more than 125 countries and territories. Primarily through the three concepts of KFC, Pizza Hut and Taco Bell (the "Concepts"), the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. Units are operated by a Concept or by independent franchisees or licensees under the terms of franchise or license agreements. Franchisees can range in size from individuals owning just one restaurant to large publicly traded companies.

The China Division, based in Shanghai, China, comprises approximately 5,700 system restaurants, primarily Company-owned KFCs and Pizza Huts. In 2012, the China Division recorded revenues of approximately $6.9 billion and Operating Profit of approximately $1 billion. On February 1, 2012, we acquired a controlling interest in Little Sheep Group Limited ("Little Sheep"), a casual dining concept headquartered in Inner Mongolia, China. See Note 4 for details. The Company also owns non-controlling interests in Chinese entities who operate in a manner similar to KFC franchisees. YRI, based in Plano, Texas, comprises approximately 14,600 system restaurants, primarily franchised KFCs and Pizza Huts, operating in over 120 countries outside the U.S., China and India. In 2012 YRI recorded revenues of approximately $3.3 billion and Operating Profit of $715 million. We have approximately 18,000 system restaurants, primarily franchised restaurants, in the U.S. and recorded revenues of approximately $3.4 billion and Operating Profit of $666 million in 2012. The India Division, based in Delhi, India, comprises approximately 600 system restaurants. In 2012, India recorded revenues of approximately $100 million.

Restaurant Concepts

Most restaurants in each Concept offer consumers the ability to dine in and/or carry out food. In addition, Taco Bell and KFC offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis. Pizza Hut and, on a much more limited basis, KFC offer delivery service.

Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices.

The franchise programs of the Company are designed to assure consistency and quality, and the Company is selective in granting franchises. Under standard franchise agreements, franchisees supply capital – initially by paying a franchise fee to YUM, purchasing or leasing the land, building, equipment, signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. Franchisees contribute to the Company's revenues on an ongoing basis through the payment of royalties based on a percentage of sales.

The Company believes that it is important to maintain strong and open relationships with its franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on key aspects of the business, including products, equipment, operational improvements and standards and management techniques.

The Company and its franchisees also operate multibrand units, primarily in the U.S., where two or more of the Concepts are operated in a single unit.

Following is a brief description of each Concept:

KFC

- KFC was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952.
- KFC operates in 120 countries and territories throughout the world. As of year end 2012, KFC had 4,260 units in China, 9,040 units in YRI, 4,618 units in the U.S. and 280 units in India. Approximately 79 percent of the China units, 11 percent of the YRI units, 5 percent of the U.S. units and 40 percent of the India units are Company-owned.
- As of year end 2012, KFC was the leader in the U.S. chicken QSR segment among companies featuring chicken-on-the-bone as their primary product offering, with a 38 percent market share in that segment, which is over twice as large as that of its closest national competitor. (Source: The NPD Group, Inc./CREST®, year ending December 2012, based on consumer spending)
- KFC restaurants across the world offer fried and non-fried chicken products such as sandwiches, chicken strips, chicken-on-the-bone and other chicken products marketed under a variety of names. KFC restaurants also offer a variety of side items suited to local preferences and tastes. Restaurant decor throughout the world is characterized by the image of the Colonel.

Form 10-K

Pizza Hut

- The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products.
- Pizza Hut operates in 97 countries and territories throughout the world. As of year end 2012, Pizza Hut had 987 units in China, 5,304 units in YRI, 7,756 units in the U.S. and 310 units in India. Nearly 100 percent of the China units and approximately 4 percent of the YRI units, 6 percent of the U.S. units, and 1 percent of the India units are Company-owned.
- Pizza Hut operates in the delivery and casual dining segments around the world. Outside of the U.S., Pizza Hut often uses unique branding to differentiate its delivery and casual dining businesses.
- As of year end 2012, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 16 percent market share in that segment. (Source: The NPD Group, Inc./CREST®, year ending December 2012, based on consumer spending)
- Pizza Hut features a variety of pizzas which are marketed under varying names. Each of these pizzas is offered with a variety of different toppings suited to local preferences and tastes. Many Pizza Huts also offer pasta and chicken wings, including over 3,800 stores offering wings under the brand WingStreet, primarily in the U.S. Pizza Hut units feature a distinctive red roof logo on their signage.

Taco Bell

- The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold.
- Taco Bell operates in 27 countries and territories throughout the world. As of year end 2012, there were 5,695 Taco Bell units in the U.S., 282 units in YRI and 3 units in India. Approximately 18 percent of the U.S. units, none of the YRI units and 100 percent of the India units are Company-owned.
- As of year end 2012, Taco Bell was the leader in the U.S. Mexican QSR segment, with a 49 percent market share in that segment. (Source: The NPD Group, Inc./CREST®, year ending December 2012, based on consumer spending)
- Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, quesadillas, salads, nachos and other related items. Taco Bell units feature a distinctive bell logo on their signage.

Restaurant Operations

Through its Concepts, YUM develops, operates, franchises and licenses a worldwide system of both traditional and non-traditional QSR restaurants. Traditional units feature dine-in, carryout and, in some instances, drive-thru or delivery services. Non-traditional units, which are typically licensed outlets, include express units and kiosks which have a more limited menu, usually lower sales volumes and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Restaurant management structure varies by Concept and unit size. Generally, each Concept-owned restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. Most of the employees work on a part-time basis. Each Concept issues detailed manuals, which may then be customized to meet local regulations and customs, covering all aspects of restaurant operations, including food handling and product preparation procedures, food safety and quality, equipment maintenance, facility standards and accounting control procedures. The restaurant management teams are responsible for the day-to-day operation of each unit and for ensuring compliance with operating standards. CHAMPS – which stands for Cleanliness, Hospitality, Accuracy, Maintenance, Product Quality and Speed of Service – is our proprietary core systemwide program for training, measuring and rewarding employee performance against key customer measures. CHAMPS is intended to align the operating processes of our entire system around one set of standards. RGMs' efforts, including CHAMPS performance measures, are monitored by Area Coaches. Area Coaches typically work with approximately six to twelve restaurants. Various senior operators visit Concept-owned restaurants from time to time to help ensure adherence to system standards and mentor restaurant team members.

Supply and Distribution

The Company's Concepts, including Concept units operated by its franchisees, are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, paper and packaging materials.

The Company is committed to conducting its business in an ethical, legal and socially responsible manner. All restaurants, regardless of their ownership structure or location, must adhere to strict food quality and safety standards. The guidelines are translated to local market requirements and regulations where appropriate and without compromising the standards. The Company has not experienced any significant continuous shortages of supplies, and alternative sources for most of these products are generally available. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done practically.

China Division In China, we work with approximately 650 independent suppliers, mostly China-based, providing a wide range of products. We own most of the distribution system which includes approximately 20 logistics centers. We also own a non-controlling interest in a meat processing facility in Inner Mongolia that supplies meat to our Little Sheep business.

International and India Divisions Outside China and the U.S., we and our franchisees use decentralized sourcing and distribution systems involving many different global, regional, and local suppliers and distributors. In our YRI markets and India Division, we have approximately 3,000 and 150 suppliers, respectively, including U.S.-based suppliers that export to many countries.

U.S. Division The Company, along with the representatives of the Company's KFC, Pizza Hut and Taco Bell franchisee groups, are members in the Unified FoodService Purchasing Co-op, LLC (the "Unified Co-op") which was created for the purpose of purchasing certain restaurant products and equipment in the U.S. The core mission of the Unified Co-op is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Company-owned and franchisee restaurants in the U.S. which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that the Unified Co-op fosters closer alignment of interests and a stronger relationship with its franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third-party distribution companies. McLane Company, Inc. ("McLane") is the exclusive distributor for the majority of items used in Company-owned restaurants and for a substantial number of franchisee and licensee stores. The Company entered into an agreement with McLane effective January 1, 2011 relating to distribution to Company-owned restaurants. This agreement extends through December 31, 2016 and generally restricts Company-owned restaurants from using alternative distributors for most products.

Trademarks and Patents

The Company and its Concepts own numerous registered trademarks and service marks. The Company believes that many of these marks, including its Kentucky Fried Chicken®, KFC®, Pizza Hut®, Taco Bell® and Little Sheep marks, have significant value and are materially important to its business. The Company's policy is to pursue registration of its important marks whenever feasible and to oppose vigorously any infringement of its marks.

The use of these marks by franchisees and licensees has been authorized in our franchise and license agreements. Under current law and with proper use, the Company's rights in its marks can generally last indefinitely. The Company also has certain patents on restaurant equipment which, while valuable, are not material to its business.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7, pages 15 through 34 and the Consolidated Statements of Cash Flows in Part II, Item 8, page 40.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Competition

The retail food industry, in which our Concepts compete, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including the QSR segment), and is intensely competitive with respect to food quality, price, service, convenience, location and concept. The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the Concepts competes with international, national and regional restaurant chains as well as locally-owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. Given the various types and vast number of competitors, our Concepts do not constitute a significant portion of the retail food industry in terms of number of system units or system sales, either on a worldwide or individual country basis.

Research and Development ("R&D")

The Company operates R&D facilities in Shanghai, China (China Division); Plano, Texas (Pizza Hut U.S. and YRI); Irvine, California (Taco Bell); Louisville, Kentucky (KFC U.S.) and several other locations outside the U.S. The Company expensed $30 million, $34 million and $33 million in 2012, 2011 and 2010, respectively, for R&D activities. From time to time, independent suppliers also conduct research and development activities for the benefit of the YUM system.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect its earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on its operations of possible future environmental legislation or regulations. During 2012, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Division. The Company and its U.S. Division are subject to various federal, state and local laws affecting its business. Each of the Concepts' restaurants in the U.S. must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety, fire and zoning agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, the Company has not been materially adversely affected by such licensing and regulation or by any difficulty, delay or failure to obtain required licenses or approvals.

The Company and each Concept are also subject to federal and state laws governing such matters as immigration, employment and pay practices, overtime, tip credits and working conditions. The bulk of the Concepts' employees are paid on an hourly basis at rates related to the federal and state minimum wages. The Company has not been materially adversely affected by such laws to date.

The Company and each Concept are also subject to federal and state child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees younger than 18 years of age. The Company has not been materially adversely affected by such laws to date.

The Company and each Concept are also subject to laws relating to information security, privacy, cashless payments, and consumer credit, protection and fraud. The Company has not been materially adversely affected by such laws to date.

The Company and each Concept are also subject to laws relating to nutritional content, nutritional labeling, product safety and menu labeling. The Company has not been materially adversely affected by such laws to date.

The Company and each Concept, as applicable, continue to monitor their facilities for compliance with the Americans with Disabilities Act ("ADA") in order to conform to its requirements. Under the ADA, the Company or the relevant Concept could be required to expend funds to modify its restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons. The Company has not been materially adversely affected by such laws to date.

International, China and India Divisions. The Company's restaurants outside the U.S. are subject to national and local laws and regulations which are similar to those affecting U.S. restaurants, including laws and regulations concerning information security, labor, health, sanitation and safety. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on the Company's results of operations, capital expenditures or competitive position.

See Item 1A "Risk Factors" on page 6 for a discussion of risks relating to federal, state, local and international regulation of our business.

Employees

As of year end 2012, the Company and its Concepts employed approximately 523,000 persons, approximately 85 percent of whom were part-time. The Company believes that it provides working conditions and compensation that compare favorably with those of its principal competitors. The majority of employees are paid on an hourly basis. Some employees are subject to labor council relationships that vary due to the diverse cultures in which the Company operates. The Company and its Concepts consider their employee relations to be good.

(C) Financial Information about Geographic Areas

Financial information about our significant geographic areas (China Division, International Division, the U.S. and India) is incorporated herein by reference from Selected Financial Data in Part II, Item 6, pages 14 and 15; MD&A in Part II, Item 7, pages 15 through 34; and in the related Consolidated Financial Statements in Part II, Item 8, pages 36 through 70.

(D) Available Information

The Company makes available through the Investor Relations section of its internet website at www.yum.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC"). Our Corporate Governance Principles and our Code of Conduct are also located within this section of the website. The reference to the Company's website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document. These documents, as well as our SEC filings, are available in print to any shareholder who requests a copy from our Investor Relations Department.

ITEM 1A Risk Factors

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from our forward-looking statements and historical trends.

Food safety and food-borne illness concerns may have an adverse effect on our business.

Food-borne illnesses, such as E. coli, hepatitis A, trichinosis or salmonella, and food safety issues have occurred in the past, and could occur in the future. Any report or publicity linking us or one of our Concept restaurants, including restaurants operated by our franchisees, to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our Concepts' brands and reputations as well as our revenues and profits. If a customer of our Concepts or franchisees becomes ill from food-borne illnesses, we and our franchisees may temporarily close some restaurants, which would decrease our revenues. In addition, instances of food-borne illness, food tampering or food contamination solely involving our suppliers or distributors or solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally. Such instances of food-borne illness, food tampering and food contamination may not be within our control. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

Our China operations subject us to risks that could negatively affect our business.

A significant and growing portion of our restaurants are located in China. As a consequence, our financial results are increasingly dependent on our results in China, and our business is increasingly exposed to risks there. These risks include changes in economic conditions (including consumer spending, unemployment levels and wage and commodity inflation), income and non-income based tax rates and laws and consumer preferences, as well as changes in the regulatory environment and increased competition. In addition, our results of operations in China and the value of our Chinese assets are affected by fluctuations in currency exchange rates, which may adversely affect reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

In addition, any significant or prolonged deterioration in U.S.-China relations could adversely affect our China business. Certain risks and uncertainties of doing business in China are solely within the control of the Chinese government, and Chinese law regulates the scope of our foreign investments and business conducted within China. There are also uncertainties regarding the interpretation and application of laws and regulations and the enforceability of intellectual property and contract rights in China. If we were unable to enforce our intellectual property or contract rights in China, our business would be adversely impacted.

Our foreign operations subject us to risks that could negatively affect our business.

A significant portion of our Concepts' restaurants are operated in countries and territories outside of the U.S., and we intend to continue expansion of our international operations. As a result, our business is increasingly exposed to risks inherent in foreign operations. These risks, which can vary substantially by country, include political instability, corruption, social and ethnic unrest, changes in economic conditions (including consumer spending, unemployment levels and wage and commodity inflation), the regulatory environment, income and non-income based tax rates and laws and consumer preferences as well as changes in the laws and policies that govern foreign investment in countries where our restaurants are operated.

In addition, our results of operations and the value of our foreign assets are affected by fluctuations in currency exchange rates, which may adversely affect reported earnings. More specifically, an increase in the value of the U.S. Dollar relative to other currencies, such as the Australian Dollar, the British Pound, the Canadian Dollar and the Euro, could have an adverse effect on our reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

We may not attain our target development goals, and aggressive development could cannibalize existing sales.

Our growth strategy depends in large part on our ability to increase our net restaurant count in markets outside the U.S., especially China and other emerging markets. The successful development of new units will depend in large part on our ability and the ability of our franchisees to open new restaurants and to operate these restaurants on a profitable basis. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new restaurants will be operated profitably. Further, there is no assurance that any new restaurant will produce operating results similar to those of our existing restaurants. Other risks which could impact our ability to increase our net restaurant count include prevailing economic conditions and our, or our franchisees' ability to obtain suitable restaurant locations, negotiate acceptable lease or purchase terms for the locations, obtain required permits and approvals in a timely manner, hire and train qualified personnel and meet construction schedules.

Expansion into target markets could also be affected by our franchisees' ability to obtain financing to construct and open new restaurants. If it becomes more difficult or expensive for our franchisees to obtain financing to develop new restaurants, our planned growth could slow and our future revenue and operating cash flows could be adversely impacted.

In addition, the new restaurants could impact the sales of our existing restaurants nearby. There can be no assurance that sales cannibalization will not occur or become more significant in the future as we increase our presence in existing markets.

Changes in commodity and other operating costs could adversely affect our results of operations.

Any increase in certain commodity prices, such as food, supply and energy costs, could adversely affect our operating results. Because our Concepts and their franchisees provide competitively priced food, our ability to pass along commodity price increases to our customers is limited. Significant increases in gasoline prices could also result in a decrease of customer traffic at our restaurants or the imposition of fuel surcharges by our distributors, each of which could adversely affect our profit margins. Our operating expenses also include employee wages and benefits and insurance costs (including workers' compensation, general liability, property and health) which may increase over time. Any such increase could adversely affect our profit margins.

Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

The products sold by our Concepts and their franchisees are sourced from a wide variety of domestic and international suppliers. We are also dependent upon third parties to make frequent deliveries of food products and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items and other supplies to our restaurants could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, political instability in the countries in which foreign suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers' or distributors' failure to meet our standards, product quality issues, inflation, other factors relating to the suppliers and distributors and the countries in which they are located, food safety warnings or advisories or the prospect of such pronouncements or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to restaurant operations. In addition, failure by a principal distributor for our Concepts and/or our franchisees to meet its service requirements could lead to a disruption of service or supply until a new distributor is engaged, and any disruption could have an adverse effect on our business.

Our operating results are closely tied to the success of our Concepts' franchisees.

A significant portion of our restaurants are operated by franchisees from whom we derive a significant portion of our revenue in the form of royalty payments. As a result, the success of our business depends in part upon the operational and financial success of our franchisees. We have limited control over how our franchisees' businesses are run, and the inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments.

If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress, including insolvency or bankruptcy. If a significant franchisee or a significant number of our franchisees become financially distressed, our operating results could be impacted through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to significant monetary damages and other remedies.

We are involved in a number of legal proceedings, which include consumer, employment, tort and other litigation. We are currently a defendant in cases containing class action allegations in which the plaintiffs have brought claims under federal and state wage and hour, disability and other laws. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert resources away from our operations and negatively impact reported earnings. With respect to insured claims, a judgment for monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some customers. We may also be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick service and fast-casual segments of the industry) may harm our reputation and adversely affect our results.

Health concerns arising from outbreaks of viruses or other diseases may have an adverse effect on our business.

Outbreaks of Avian Flu have occurred in the past, and it is possible that further outbreaks could occur and reach pandemic levels. Future outbreaks could adversely affect the price and availability of poultry and cause customers to eat less chicken, which could negatively impact our profit margins, sales and revenues. Widespread outbreaks could also affect our ability to attract and retain employees.

Furthermore, other viruses such as H1N1 or "swine flu" may be transmitted through human contact, and the risk of contracting viruses could cause employees or guests to avoid gathering in public places, which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations of restaurants. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or health risk may affect our business.

Our success depends substantially on the value and perception of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands and our customers' connection to our brands. Brand value is based in part on consumer perceptions on a variety of subjective qualities, and even isolated business incidents can erode brand value and consumer trust, particularly if the incidents receive considerable publicity or result in litigation. For example, our brands could be damaged by claims or perceptions about the quality of our products regardless of whether such claims or perceptions are accurate. Consumer demand for our products and our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products, which would likely result in lower sales and, ultimately, profits.

Our results and financial condition could be affected by the success of our refranchising program.

We are in the process of refranchising restaurants in the U.S., which has reduced and is expected to continue to reduce the percentage of Company ownership of KFCs, Pizza Huts, and Taco Bells in the U.S. Once executed, the success of the refranchising program will depend on, among other things, buyers effectively operating these restaurants, the impact of contingent liabilities incurred in connection with refranchising, and whether the resulting ownership mix of Company-operated and franchisee-operated restaurants allows us to meet our financial objectives. In addition, refranchising activity could vary significantly from quarter-to-quarter and year-to-year and that volatility could impact our reported earnings.

Our business may be adversely impacted by general economic conditions.

Our results of operations are dependent upon discretionary spending by consumers, which may be affected by general economic conditions globally or in one or more of the markets we serve. Some of the factors that impact discretionary consumer spending include unemployment, disposable income and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales mix, profitability or development plans, which could harm our financial condition and operating results.

Changes in governmental regulations may adversely affect our business operations.

Our Concepts and their franchisees are subject to numerous laws and regulations around the world. These laws change regularly and are increasingly complex. For example, we are subject to:

- The Americans with Disabilities Act in the U.S. and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas.
- The U.S. Fair Labor Standards Act, which governs matters such as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters.
- Anti-bribery and corruption laws such as the Foreign Corrupt Practices Act, the UK Bribery Act and similar laws.
- New or changing laws and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling.
- New or changing laws relating to state and local licensing.
- New or changing laws and regulations relating to health, sanitation, food, workplace safety and fire safety and prevention.
- New or changing laws and regulations relating to union organizing rights and activities.
- New or changing laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud.
- New or changing environmental regulations.
- New or changing federal and state immigration laws and regulations in the U.S.

New laws or changes in law could result in increased taxes, and compliance with new or existing laws and regulations could impact our operations. In addition, the compliance costs associated with these laws and regulations could be substantial, and any failure or alleged failure to comply with these laws or regulations could increase our exposure to litigation and governmental investigations or proceedings, which could increase our expenses and adversely affect our reputation and financial condition. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability.

Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact the Company's results of operations and financial condition.

A significant percentage of our profits are earned outside the U.S. and taxed at lower rates than the U.S. statutory rates. Historically, the cash we generate outside the U.S. has principally been used to fund our international development. However, if the cash generated by our U.S. business is not sufficient to meet the Company's need for cash in the U.S., we may need to repatriate a greater portion of our international earnings to the U.S. in the future. Such international earnings would be subject to U.S. tax at the point in time we did not believe they were permanently invested outside the U.S. This could cause our worldwide effective tax rate to increase materially.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, withholding and franchise taxes in both the U.S. and various foreign jurisdictions. We are also subject to regular reviews, examinations and audits by the Internal Revenue Service and other taxing authorities with respect to such income and non-income based taxes inside and outside of the U.S. If the IRS or another taxing authority disagrees with our tax positions, we could face additional tax liability, including interest and penalties. Payment of such additional amounts upon final settlement or adjudication of any disputes could have a material impact on our results of operations and financial position.

In addition, we are directly and indirectly affected by new tax legislation and regulation and the interpretation of tax laws and regulations worldwide. Such changes could increase our taxes and have an adverse effect on our operating results and financial condition.

Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation.

We receive and maintain certain personal information about our customers and employees. The use of this information by us is regulated by applicable law, as well as by certain third-party contracts. If our security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as our restaurant operations and results of operations and financial condition. Additionally, we could be subject to litigation or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance.

The retail food industry in which we operate is highly competitive.

The retail food industry in which we operate is highly competitive with respect to price and quality of food products, new product development, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If consumer or dietary preferences change, or our restaurants are unable to compete successfully with other retail food outlets in new and existing markets, our business could be adversely affected. We also face growing competition as a result of convergence in grocery, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. In addition, in the retail food industry, labor is a primary operating cost component. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees, which could adversely impact our profit margins.

Certain aspects of the recently-acquired Little Sheep business could create additional risk.

On February 1, 2012 we acquired an additional 66% interest in Little Sheep Group Limited ("Little Sheep") increasing our ownership to 93%. We have limited or no experience with certain aspects of the Little Sheep business, including the methods of cooking involved in "hot pot" restaurants, the manufacturing of soup base seasoning for store and retail use as well as the minority ownership by Little Sheep of a meat processing facility in Inner Mongolia. Risks related to these aspects of Little Sheep's business could have a material adverse impact on our business, results of operations and financial condition.

ITEM 1B Unresolved Staff Comments

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2012 fiscal year and that remain unresolved.

ITEM 2 Properties

As of year end 2012, the Company's Concepts owned nearly 900 units and leased land, building or both for nearly 6,700 units worldwide. These units are further detailed as follows:

- The China Division leased land, building or both in more than 4,500 units.
- The International Division owned more than 100 units and leased land, building or both in more than 1,000 units.
- The U.S. Division owned more than 700 units and leased land, building or both in more than 1,000 units.
- The India Division leased land, building or both in more than 100 units.

Company restaurants in China are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Historically, the Company has either been able to renew its China Division leases or enter into competitive leases at replacement sites without a significant impact on our operations, cash flows or capital resources. Company restaurants in the U.S. with leases are generally leased for initial terms of 15 or 20 years and generally have renewal options; however, Pizza Hut delivery/carryout units in the U.S. generally are leased for significantly shorter initial terms with shorter renewal options. Company restaurants outside of China and the U.S. with leases have initial lease terms and renewal options that vary by country. The Company currently has approximately 800 units worldwide that it leases or subleases to franchisees, principally in the U.S., U.K. and Mexico.

The China Division leases their corporate headquarters and research facilities in Shanghai, China. The Pizza Hut U.S. and YRI corporate headquarters and a research facility in Plano, Texas are owned by Pizza Hut. Taco Bell leases its corporate headquarters and research facility in Irvine, California. The KFC U.S. and YUM corporate headquarters and a research facility in Louisville, Kentucky are owned by the Company. In addition, YUM leases office facilities for the U.S. Division shared service center in Louisville, Kentucky. Additional information about the Company's properties is included in the Consolidated Financial Statements in Part II, Item 8, pages 36 through 70.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

ITEM 3 Legal Proceedings

The Company is subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. The following is a brief description of the more significant of the categories of lawsuits and other matters we face from time to time. Descriptions of specific claims and contingencies appear in Note 19, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

Franchisees

A substantial number of the restaurants of each of the Concepts are franchised to independent businesses operating under arrangements with the Concepts. In the course of the franchise relationship, occasional disputes arise between the Company and its Concepts' franchisees relating to a broad range of subjects, including, without limitation, marketing, operational standards, quality, service, and cleanliness issues, grants, transfers or terminations of franchise rights, territorial disputes and delinquent payments.

Suppliers

The Company purchases food, paper, equipment and other restaurant supplies as well as certain services from numerous independent suppliers throughout the world. These suppliers are required to meet and maintain compliance with the Company's standards and specifications. On occasion, disputes arise between the Company and its suppliers on a number of issues, including, but not limited to, general performance, compliance with product specifications and terms of procurement and service requirements.

Employees

At any given time, the Company or its Concepts employ hundreds of thousands of persons, primarily in its restaurants. In addition, each year thousands of persons seek employment with the Company and its restaurants. From time to time, disputes arise regarding employee hiring, compensation, termination and promotion practices.

Like other retail employers, the Company has been faced with allegations of class-wide wage and hour, employee classification and other labor law violations.

Customers

The Company's restaurants serve a large and diverse cross-section of the public and in the course of serving so many people, disputes arise regarding products, service, accidents and other matters typical of large restaurant systems such as those of the Company.

Intellectual Property

The Company has registered trademarks and service marks, many of which are of material importance to the Company's business. From time to time, the Company may become involved in litigation to defend and protect its use and ownership of its registered marks.

ITEM 4 Mine Safety Disclosures

Not applicable

Executive Officers of the Registrant

The executive officers of the Company as of February 19, 2013, and their ages and current positions as of that date are as follows:

David C. Novak, 60, is Chairman of the Board and Chief Executive Officer of YUM. He has served in this position since January 2001.

Jing-Shyh S. Su, 60, is Vice-Chairman of the Board of YUM and Chairman and Chief Executive Officer of YUM Restaurants China. He has served in this position since May 2010. He has served as Vice-Chairman of the Board of YUM since March 2008, and he served as President of YUM Restaurants China from 1997 to May 2010.

Scott O. Bergren, 66, is Chief Executive Officer of Pizza Hut U.S. and YUM Chief Innovation Officer. He has served in this position since February 2011. Prior to this position, Mr. Bergren served as President and Chief Concept Officer of Pizza Hut, a position he held beginning in November 2006. Mr. Bergren served as Chief Marketing Officer of KFC and YUM from August 2003 to November 2006.

Jonathan D. Blum, 54, is Senior Vice President, Chief Public Affairs Officer and Global Nutrition Officer of YUM. He has served as Senior Vice President and Chief Public Affairs Officer since July 1997. In March of 2012, his title and job responsibilities were expanded to include Global Nutrition Officer.

Anne P. Byerlein, 54, is Chief People Officer of YUM. She has served in this position since December 2002.

Christian L. Campbell, 62, is Senior Vice President, General Counsel, Secretary and Chief Franchise Policy Officer of YUM. He has served as Senior Vice President, General Counsel and Secretary since September 1997 and Chief Franchise Policy Officer since January 2003.

Richard T. Carucci, 55, is President of YUM. He has served in this position since May 2012. Prior to this position, Mr. Carucci served as Chief Financial Officer of YUM, a position he held beginning in March 2005.

Greg Creed, 55, is Chief Executive Officer of Taco Bell. He has served in this position since February 2011. Prior to this position, Mr. Creed served as President and Chief Concept Officer of Taco Bell, a position he held beginning in December 2006.

Roger Eaton, 52, is YUM Chief Operations Officer. He has served in this position since November 2011. Prior to this position, Mr. Eaton served as Chief Executive Officer of KFC U.S. and YUM Operational Excellence Officer from February 2011 to November 2011. He was President and Chief Concept Officer of KFC from June 2008 to February 2011. Mr. Eaton served as Chief Operating and Development Officer of YUM from April 2008 to June 2008 and as Chief Operating and Development Officer - Designate of YUM from January 2008 until April 2008. From 2000 until January 2008, he was Senior Vice President/Managing Director of YUM Restaurants International South Pacific.

Patrick Grismer, 51, is Chief Financial Officer of YUM. He has served in this position since May 2012. Prior to this position, Mr. Grismer served as Chief Planning and Control Officer, a position he held beginning January 2011. Previously, he served in a series of domestic and international finance positions including: Chief Financial Officer of YRI from June 2008 to January 2011; Vice President of Corporate Strategy and Investor Relations of YUM from September 2007 to June 2008; and Chief Financial Officer of Pizza Hut UK from May 2005 to September 2007.

Muktesh Pant, 58, is Chief Executive Officer of YRI. He has served in this position since December 2011. Prior to this position he served as President of YRI from May 2010 to December 2011 and as President of Global Brand Building for YUM from February 2009 to December 2011. He served as the Chief Marketing Officer of YRI from July 2005 to May 2010. Mr. Pant was the Global Chief Concept Officer of YUM and President of Taco Bell International from February 2008 to January 2009. From December 2006 to January 2008 he was the Chief Concept Officer of Taco Bell International.

David E. Russell, 43, is Vice President, Finance and Corporate Controller of YUM. He has served in this position since December 2012. He has been Vice President and Corporate Controller since February 2011. Effective December 2012, his duties and title were expanded to include Vice President, Finance. From November 2010 to February 2011, Mr. Russell served as Vice President, Controller-Designate. From January 2008 to November 2010, he served as Vice President and Assistant Controller and from 2005 to 2008 he served as Senior Director, Finance.

Executive officers are elected by and serve at the discretion of the Board of Directors.

PART II

ITEM 5 Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE"). The following sets forth the high and low NYSE composite closing sale prices by quarter for the Company's Common Stock and dividends per common share.

2012

Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 70.72	$ 58.57	$ 0.285	$ 0.285
Second	73.93	62.86	0.285	0.285
Third	67.53	61.95	—	0.285
Fourth	74.47	63.88	0.67	0.335

2011

Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 52.85	$ 46.40	$ —	$ 0.25
Second	56.69	49.42	0.50	0.25
Third	56.75	47.82	—	0.25
Fourth	59.58	48.12	0.57	0.285

In 2012, the Company declared two cash dividends of $0.285 per share and two cash dividends of $0.335 per share of Common Stock, one of which had a distribution date of February 1, 2013. In 2011, the Company declared two cash dividends of $0.25 per share and two cash dividends of $0.285 per share of Common Stock, one of which had a distribution date of February 3, 2012. The Company targets an annual dividend payout ratio of 35% to 40% of net income.

As of February 12, 2013, there were 65,133 registered holders of record of the Company's Common Stock.

Issuer Purchases of Equity Securities

The following table provides information as of December 29, 2012 with respect to shares of Common Stock repurchased by the Company during the quarter then ended:

Fiscal Periods	Total number of shares purchased *(thousands)*	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs *(thousands)*	Approximate dollar value of shares that may yet be purchased under the plans or programs *(millions)*
Period 10 9/9/12 – 10/6/12	436	$ 66.55	436	$ 207
Period 11 10/7/12 - 11/3/12	1,204	$ 69.76	1,204	$ 123
Period 12 11/4/12 - 12/1/12	—	N/A	—	$ 1,123
Period 13 12/2/12 - 12/29/12	2,478	$ 68.59	2,478	$ 953
TOTAL	**4,118**	**$ 68.72**	**4,118**	**$ 953**

On November 18, 2011, our Board of Directors authorized share repurchases through May 2013 of up to $750 million (excluding applicable transaction fees) of our outstanding Common Stock. On November 16, 2012, our Board of Directors authorized additional share repurchases through May 2014 of up to $1 billion (excluding applicable transaction fees) of our outstanding Common Stock. For the quarter ended December 29, 2012, all share repurchases were made pursuant to the November 2011 and November 2012 authorizations. As of December 29, 2012, we have remaining capacity to repurchase up to $953 million of Common Stock under the November 2012 authorization.

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Discretionary Sector, a peer group that includes YUM, for the period from December 28, 2007 to December 28, 2012, the last trading day of our 2012 fiscal year. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 28, 2007 and that all dividends were reinvested.


In $
200
150
100
50
2007
2008
2009
2010
2011
2012
YUM!
S&P 500
S&P Consumer Discretionary

	12/28/2007	12/26/2008	12/24/2009	12/23/2010	12/30/2011	12/28/2012
YUM!	$ 100	$ 79	$ 92	$ 129	$ 153	$ 168
S&P 500	$ 100	$ 59	$ 76	$ 85	$ 85	$ 95
S&P Consumer Discretionary	$ 100	$ 63	$ 91	$ 114	$ 119	$ 142

Form 10-K

ITEM 6 Selected Financial Data

SELECTED FINANCIAL DATA

YUM! BRANDS, INC. AND SUBSIDIARIES

	Fiscal Year				
(in millions, except per share and unit amounts)	**2012**	**2011**	**2010**	**2009**	**2008**
Summary of Operations					
Revenues					
Company sales	$ 11,833	$ 10,893	$ 9,783	$ 9,413	$ 9,843
Franchise and license fees and income	1,800	1,733	1,560	1,423	1,461
Total	13,633	12,626	11,343	10,836	11,304
Closures and impairment income (expenses)[a]	(37)	(135)	(47)	(103)	(43)
Refranchising gain (loss)[a]	78	(72)	(63)	26	5
Operating Profit[b]	2,294	1,815	1,769	1,590	1,517
Interest expense, net	149	156	175	194	226
Income before income taxes	2,145	1,659	1,594	1,396	1,291
Net Income – including noncontrolling interest	1,608	1,335	1,178	1,083	972
Net Income – YUM! Brands, Inc.	1,597	1,319	1,158	1,071	964
Basic earnings per common share	3.46	2.81	2.44	2.28	2.03
Diluted earnings per common share	3.38	2.74	2.38	2.22	1.96
Diluted earnings per common share before Special Items[b]	3.25	2.87	2.53	2.17	1.91
Cash Flow Data					
Provided by operating activities	$ 2,294	$ 2,170	$ 1,968	$ 1,404	$ 1,521
Capital spending, excluding acquisitions and investments	1,099	940	796	797	935
Proceeds from refranchising of restaurants	364	246	265	194	266
Repurchase shares of Common Stock	965	752	371	—	1,628
Dividends paid on Common Stock	544	481	412	362	322
Balance Sheet					
Total assets	$ 9,011	$ 8,834	$ 8,316	$ 7,148	$ 6,527
Long-term debt	2,932	2,997	2,915	3,207	3,564
Total debt	2,942	3,317	3,588	3,266	3,589
Other Data					
Number of stores at year end					
Company	7,578	7,437	7,271	7,666	7,568
Unconsolidated Affiliates	660	587	525	469	645
Franchisees	28,608	26,928	27,852	26,745	25,911
Licensees	2,168	2,169	2,187	2,200	2,168
System	39,014	37,121	37,835	37,080	36,292
China system sales growth[c]					
Reported	23%	35%	18%	11%	33%
Local currency[d]	20%	29%	17%	10%	22%
YRI system sales growth[c]					
Reported	2%	12%	9%	(4)%	10%
Local currency[d]	5%	7%	4%	5%	8%
India system sales growth[c]					
Reported	13%	36%	43%	10%	23%
Local currency[d]	29%	35%	36%	24%	23%
U.S. same store sales growth[c]	5%	(1)%	1%	(5)%	2%
Shares outstanding at year end	451	460	469	469	459
Cash dividends declared per Common Stock	$ 1.24	$ 1.07	$ 0.92	$ 0.80	$ 0.72
Market price per share at year end	$ 64.72	$ 59.01	$ 49.66	$ 35.38	$ 30.28

(a) *See Note 4 for discussion of Refranchising Gain (Loss) and Store Closure and Impairment Activity.*

(b) *In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") throughout this document, the Company has provided non-GAAP measurements which present operating results on a basis before Special Items. The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items that the Company does not believe are indicative of our ongoing operations due to their size and/or nature.*

2012, 2011 and 2010 Special Items are described in further detail within our MD&A. Special Items in 2009 and 2008 include the U.S. refranchising net gain of $34 million in 2009 and U.S. refranchising net loss of $5 million in 2008, charges of $16 million in 2009 and $49 million in 2008 relating to U.S. General and Administrative ("G&A") productivity initiatives and realignment of resources, investments in our U.S. Brands of $32 million in 2009 and $7 million in 2008, a 2009 U.S. Goodwill impairment charge of $26 million, the 2009 loss of $10 million recognized as a result of our decision to offer to refranchise an equity market outside the U.S., the 2009 gain of $68 million upon our acquisition of additional ownership in, and consolidation of, the operating entity that owns the KFCs in Shanghai, China, and the 2008 gain of $100 million related to the sale of our unconsolidated affiliate in Japan. The items above resulted in cumulative net tax benefits of $5 million in 2009 and net tax expense of $14 million in 2008.

(c) *System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants that operate our concepts, except for non-company-owned restaurants for which we do not receive a sales-based royalty. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same-store sales as well as net unit development. Same-store sales growth includes the estimated growth in sales of all restaurants that have been open and in the YUM system one year or more.*

(d) *Local currency represents the percentage change excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.*

Fiscal years 2012, 2010, 2009 and 2008 include 52 weeks and fiscal year 2011 includes 53 weeks. See Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for discussion of the impact of the 53rd week in fiscal year 2011.

The selected financial data should be read in conjunction with the Consolidated Financial Statements.

ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements on pages 36 through 70 ("Financial Statements") and the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A. Throughout the MD&A, YUM! Brands, Inc. ("YUM" or the "Company") makes reference to certain performance measures as described below.

- The Company provides the percentage changes excluding the impact of foreign currency translation ("FX" or "Forex"). These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.
- System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants that operate our Concepts, except for non-company-owned restaurants for which we do not receive a sales-based royalty. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same-store sales as well as net unit development.
- Same-store sales is the estimated growth in sales of all restaurants that have been open and in the YUM system one year or more.
- Company restaurant profit is defined as Company sales less expenses incurred directly by our Company restaurants in generating Company sales. Company restaurant margin as a percentage of sales is defined as Company restaurant profit divided by Company sales.
- Operating margin is defined as Operating Profit divided by Total revenue.

All Note references herein refer to the Notes to the Financial Statements on pages 43 through 70. Tabular amounts are displayed in millions of U.S. dollars except per share and unit count amounts, or as otherwise specifically identified. Percentages may not recompute due to rounding.

Description of Business

YUM is the world's largest quick-service restaurant company in terms of system restaurants with over 39,000 restaurants in more than 125 countries and territories operating primarily under the KFC, Pizza Hut or Taco Bell brands. In December of 2011 we sold our Long John Silver's ("LJS") and A&W All American Food Restaurants ("A&W") brands to key franchise leaders and strategic investors in separate transactions. The results for these businesses through the sale dates are included in the Company's results for 2011 and 2010. The Company's primary restaurant brands – KFC, Pizza Hut and Taco Bell – are the global leaders in the chicken, pizza and Mexican-style food categories, respectively. Of the over 39,000 restaurants, 19% are operated by the Company, 75% are operated by franchisees and unconsolidated affiliates and 6% are operated by licensees.

YUM's business consists of four reporting segments: YUM China ("China" or "China Division"), YUM Restaurants International ("YRI" or "International Division"), United States ("U.S.") and YUM Restaurants India ("India" or "India Division"). The China Division includes mainland China and the India Division includes India, Bangladesh, Mauritius, Nepal and Sri Lanka. YRI includes the remainder of our international operations. The China Division, YRI and Taco Bell U.S. now represent approximately 85% of the Company's operating profits, excluding Corporate and unallocated income and expenses.

In 2012, our India Division began being reported as a standalone reporting segment separate from YRI as a result of changes to our management reporting structure. While our consolidated results are not impacted, our historical segment information has been restated to be consistent with the current period presentation.

Strategies

The Company continues to focus on four key strategies:

Build Leading Brands in China in Every Significant Category – The Company has developed the KFC and Pizza Hut brands into the leading quick service and casual dining restaurant brands, respectively, in mainland China. Additionally, the Company owns and operates the distribution system for its restaurants in China which we believe provides a significant competitive advantage. Given this strong competitive position, a growing economy and a population of 1.3 billion in mainland China, the Company is rapidly adding KFC and Pizza Hut Casual Dining restaurants and testing the additional restaurant concepts of Pizza Hut Home Service (pizza delivery) and East Dawning (Chinese food). Additionally, on February 1, 2012 we acquired an additional 66% interest in Little Sheep Group Ltd. ("Little Sheep"), a leading casual dining concept in China. This acquisition brought our total ownership to approximately 93% of the business. Our ongoing earnings growth model in China includes double-digit percentage unit growth, mid-teen system sales growth, mid-single digit same-store sales growth and moderate leverage of our General and Administrative ("G&A") infrastructure, which we expect to drive Operating Profit growth of 15%.

Drive Aggressive International Expansion and Build Strong Brands Everywhere – Outside the U.S. and China the Company and its franchisees opened over 1,000 new restaurants in 2012, representing 13 straight years of opening over 700 restaurants, and the Company is one of the leading international retail developers in terms of units opened. The Company expects to continue to experience strong growth by building out existing markets and growing in new markets including India, France, Germany, Russia and across Africa. The International Division's Operating Profit has experienced a 10-year compound annual growth rate of 12%. Our ongoing earnings growth model for YRI includes Operating Profit growth of 10% driven by 3-4% unit growth, system sales growth of 6%, at least 2-3% same-store sales growth, margin improvement and leverage of our G&A infrastructure.

Dramatically Improve U.S. Brand Positions, Consistency and Returns – The Company continues to focus on improving its U.S. position through differentiated products and marketing and an improved customer experience. The Company also strives to provide industry-leading new product innovation which adds sales layers and expands day parts. We continue to evaluate our returns and ownership positions with an earn-the-right-to-own philosophy on Company-owned restaurants. Our ongoing earnings growth model for the U.S. calls for Operating Profit growth of 5% driven by same-store sales growth of at least 2%, margin improvement and leverage of our G&A infrastructure.

Drive Industry-Leading, Long-Term Shareholder and Franchisee Value – The Company is focused on delivering high returns and returning substantial cash flows to its shareholders via dividends and share repurchases. The Company has one of the highest returns on invested capital in the Quick Service Restaurants ("QSR") industry. The Company's dividend and share repurchase programs have returned over $2.6 billion and $7.6 billion to shareholders, respectively, since 2004. The Company targets an annual dividend payout ratio of 35% to 40% of net income and has increased the quarterly dividend at a double-digit percentage rate each year since first initiating a dividend in 2004. Shares are repurchased opportunistically as part of our regular capital structure decisions.

The ongoing earnings growth rates referenced above represent our average annual targets for the next several years. Consistent with these ongoing earnings growth rates, in December 2012 we indicated our expectation of at least 10% EPS growth for 2013. However, KFC China same-store sales turned sharply negative during the last two weeks in December as a result of adverse publicity from a poultry supply situation. We have made the assumptions that it will take time to restore consumer confidence and KFC China same-store sales will improve as the year progresses and will be positive in the fourth quarter. With these assumptions, for the full year, we estimate that China Restaurant margin will be in the mid-teens, China Operating Profit will be negative versus prior year and EPS, excluding Special Items, will decline by a mid-single digit percentage in 2013. This includes an expectation for a significant decline in EPS performance in the first half of the year followed by EPS growth in the second half. We expect to open at least 700 new units in China, which is unchanged from our previous guidance. See the China Results of Operations paragraph within the Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results section of this MD&A for further discussion of the poultry supply situation's impact to the China Division's results of operations.

2012 Highlights

- Worldwide system sales grew 5%, prior to foreign currency translation.
  - Worldwide system sales growth was 8%, excluding the 2011 divestiture of LJS and A&W, the 53rd-week impact and the acquisition of Little Sheep, including 17% in China, 7% at YRI and 5% in the U.S.
- Same-store sales grew 4% in China, 3% at YRI and 5% in the U.S.
- Worldwide restaurant margin increased 0.6 percentage points to 16.6%.
- Worldwide operating profit grew 12%, prior to foreign currency translation.
- Record International development with 1,976 new restaurants opened, including 889 new units in China, 949 new units at YRI and 138 in the India Division; 83% of this development occurred in emerging markets.

All preceding comparisons are versus the same period a year ago and exclude the impact of Special Items. See the Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results section of this MD&A for a description of Special Items.

Results of Operations

	Amount			% B/(W)	
	2012	2011	2010	2012	2011
Company sales	$ 11,833	$ 10,893	$ 9,783	9	11
Franchise and license fees and income	1,800	1,733	1,560	4	11
TOTAL REVENUES	**$ 13,633**	**$ 12,626**	**$ 11,343**	8	11
COMPANY RESTAURANT PROFIT	**$ 1,981**	**$ 1,753**	**$ 1,663**	13	6
% OF COMPANY SALES	**16.7%**	**16.1%**	**17.0%**	0.6 ppts.	(0.9) ppts.
OPERATING PROFIT	**$ 2,294**	**$ 1,815**	**$ 1,769**	26	3
Interest expense, net	149	156	175	5	11
Income tax provision	537	324	416	(66)	22
Net Income – including noncontrolling interest	1,608	1,335	1,178	20	13
Net Income – noncontrolling interest	11	16	20	35	18
NET INCOME – YUM! BRANDS, INC.	**$ 1,597**	**$ 1,319**	**$ 1,158**	21	14
DILUTED EPS[(a)]	**$ 3.38**	**$ 2.74**	**$ 2.38**	23	15
DILUTED EPS BEFORE SPECIAL ITEMS[(a)]	**$ 3.25**	**$ 2.87**	**$ 2.53**	13	14
REPORTED EFFECTIVE TAX RATE	**25.0%**	**19.5%**	**26.1%**		
EFFECTIVE TAX RATE BEFORE SPECIAL ITEMS	**25.8%**	**24.2%**	**25.3%**		

(a) *See Note 3 for the number of shares used in these calculations.*

Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

Special Items

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") above and throughout this document, the Company has provided non-GAAP measurements which present operating results in 2012, 2011 and 2010 on a basis before Special Items. Included in Special Items are the U.S. Refranchising gain (loss), the YUM Retirement Plan settlement charge in 2012, the gain upon acquisition of Little Sheep in 2012, the losses associated with refranchising equity markets outside the U.S. and the losses, other costs and tax benefits in 2011 relating to our divestiture of the LJS and A&W brands. Other Special Items Income (Expense) includes the depreciation reductions from Pizza Hut UK and KFC U.S. restaurants impaired upon our decision or offer to refranchise that remained Company stores for some or all of the periods presented, gains from real estate sales related to our previously refranchised Mexico business and charges relating to U.S. G&A productivity initiatives and realignment of resources.

The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally, and Special Items are not included in our China, YRI, U.S. or India segment results. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items in 2012, 2011 and 2010 that the Company does not believe are indicative of our ongoing operations due to their size and/or nature.

	Year		
	2012	2011	2010
Detail of Special Items			
U.S. Refranchising gain (loss)	$ 122	$ (17)	$ (18)
YUM Retirement Plan settlement charge	(84)	—	—
Gain upon acquisition of Little Sheep	74	—	—
Losses associated with refranchising equity markets outside the U.S.	(70)	(76)	(59)
Losses and other costs relating to the LJS and A&W divestitures	—	(86)	—
Other Special Items Income (Expense)	16	(8)	—
Special Items Income (Expense)	58	(187)	(77)
Tax Benefit (Expense) on Special Items[(a)]	1	123	7
Special Items Income (Expense), net of tax	$ 59	$ (64)	$ (70)
Average diluted shares outstanding	473	481	486
Special Items diluted EPS	$ 0.13	$ (0.13)	$ (0.15)
Reconciliation of Operating Profit Before Special Items to Reported Operating Profit			
Operating Profit before Special Items	$ 2,236	$ 2,002	$ 1,846
Special Items Income (Expense)	58	(187)	(77)
REPORTED OPERATING PROFIT	**$ 2,294**	**$ 1,815**	**$ 1,769**
Reconciliation of EPS Before Special Items to Reported EPS			
Diluted EPS before Special Items	$ 3.25	$ 2.87	$ 2.53
Special Items EPS	0.13	(0.13)	(0.15)
REPORTED EPS	**$ 3.38**	**$ 2.74**	**$ 2.38**
Reconciliation of Effective Tax Rate Before Special Items to Reported Effective Tax Rate			
Effective Tax Rate before Special Items	25.8%	24.2%	25.3%
Impact on Tax Rate as a result of Special Items[(a)]	(0.8)%	(4.7)%	0.8%
REPORTED EFFECTIVE TAX RATE	**25.0%**	**19.5%**	**26.1%**

(a) The tax benefit (expense) was determined based upon the impact of the nature, as well as the jurisdiction of the respective individual components within Special Items.

U.S. Business Transformation

We took several measures in 2012, 2011 and 2010 to transform our U.S. business including refranchising and G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs).

In the year ended December 29, 2012, we recorded pre-tax refranchising gains of $122 million in the U.S., primarily due to gains on sales of Taco Bells. In the years ended December 31, 2011 and December 25, 2010, we recorded pre-tax losses of $17 million and $18 million from refranchising in the U.S., respectively. The losses recorded in the years ended December 31, 2011 and December 25, 2010 were primarily the net result of gains from restaurants sold and non-cash impairment charges related to our offers to refranchise restaurants in the U.S., principally a substantial portion of our Company-operated KFC restaurants. The non-cash impairment charges that we recorded related to our offers to refranchise these Company-operated KFC restaurants in the U.S. decreased depreciation expense versus what we would have otherwise recorded by $3 million, $10 million and $9 million in the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively. This depreciation reduction was recorded as a Special Item, resulting in depreciation expense in the U.S. segment results continuing to be recorded at the rate at which it was prior to the impairment charges being recorded for these restaurants. This depreciation reduction is classified within Other Special Items Income (Expense) in the table above. Refranchising gains and losses are more fully discussed in Note 4 and the Store Portfolio Strategy Section of the MD&A.

In connection with our G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs), we recorded pre-tax charges of $5 million, $21 million and $9 million in the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively. These charges are classified within Other Special Items in the above table.

YUM Retirement Plan Settlement Charge

During the fourth quarter of 2012, the Company allowed certain former employees with deferred vested balances in the YUM Retirement Plan ("the Plan") an opportunity to voluntarily elect an early payout of their pension benefits. We paid out $227 million, all of which was funded from existing pension plan assets.

As a result of settlement payments exceeding the sum of service and interest costs within the Plan in 2012, pursuant to our policy, we recorded a pre-tax settlement charge of $84 million in General and administrative expenses. See Note 14 for further discussion of our pension plans.

Little Sheep Acquisition

On February 1, 2012 we acquired an additional 66% interest in Little Sheep for $540 million, net of cash acquired of $44 million, increasing our ownership to 93%. The acquisition was driven by our strategy to build leading brands across China in every significant category. Prior to our acquisition of this additional interest, our 27% interest in Little Sheep was accounted for under the equity method of accounting. As a result of the acquisition we obtained voting control of Little Sheep, and thus we began consolidating Little Sheep upon acquisition. As required by GAAP, we remeasured our previously held 27% ownership in the entity, which had a recorded value of $107 million at the date of acquisition, at fair value based on Little Sheep's traded share price immediately prior to our offer and recognized a non-cash gain of $74 million, which resulted in no related income tax expense.

Under the equity method of accounting, we previously reported our 27% share of the net income of Little Sheep as Other (income) expense in the Consolidated Statements of Income. Since the acquisition, we have reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income - noncontrolling interest. In 2012, the consolidation of Little Sheep increased China Division Revenues by 4%, decreased China Division Restaurant Margin by 0.4 percentage points and did not have a significant impact on China Division Operating Profit.

Refranchising of Equity Markets Outside the U.S.

During the fourth quarter of 2012, we refranchised our remaining 331 Company-owned Pizza Hut dine-in restaurants in the United Kingdom. The newly signed franchise agreement for these stores allows the franchisee to pay continuing franchise fees in the initial years of the agreement at a reduced rate. We agreed to allow the franchisee to pay these reduced fees in part as consideration for their assumption of lease liabilities related to underperforming stores that we anticipate they will close that were part of the refranchising. We recognize the estimated value of terms in franchise agreements entered into concurrently with a refranchising transaction that are not consistent with market terms as part of the upfront refranchising gain (loss). Accordingly, upon the closing of this refranchising we recognized a loss of $53 million representing the estimated value of these reduced continuing fees. The associated deferred credit is recorded within Other liabilities and deferred credits in our Consolidated Balance Sheet as of December 29, 2012 and will be amortized into YRI's Franchise and license fees and income over the next four years, including $16 million in 2013. This upfront loss largely contributed to a $70 million Refranchising loss we recognized in Special Items during 2012 as a result of this refranchising. Also included in that loss was the write-off of $14 million in goodwill allocated to the Pizza Hut UK reporting unit. The remaining carrying value of goodwill allocated to our Pizza Hut UK business of $87 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Pizza Hut UK reporting unit exceeded its carrying amount. An income tax benefit of $9 million was recorded in Special Items in 2012 as a result of this $70 million refranchising loss.

During 2011, we recorded a $76 million charge in Refranchising gain (loss) as a result of our decision to refranchise or close all of our remaining company-owned Pizza Hut UK dine-in restaurants, primarily to write down these restaurants' long-lived assets to their then estimated fair value. Impairment charges of Pizza Hut UK long-lived assets incurred as a result of this decision, including the charge mentioned in the previous sentence, reduced depreciation expense versus what would have otherwise been recorded by $13 million and $3 million for the years ended December 29, 2012 and December 31, 2011, respectively. The depreciation reduction is classified within Other Special Items Income (Expense) in the table above.

In 2010, we recorded a $52 million loss on the refranchising of our Mexico equity market as we sold all of our Company-owned restaurants, comprised of 222 KFC and 123 Pizza Huts, to an existing Latin American franchise partner. The buyer is also serving as the master franchisee for Mexico which had 102 KFC and 53 Pizza Hut franchise restaurants at the time of the transaction. The write-off of goodwill included in this loss was minimal as our Mexico reporting unit included an insignificant amount of goodwill. This loss did not result in a related income tax benefit. In 2012, within Other Special Items Income (Expense), we recorded gains of $3 million from real estate sales related to our previously refranchised business.

In 2010, we refranchised all of our remaining Company-owned restaurants in Taiwan, which consisted of 124 KFCs. We included in our December 25, 2010 financial statements a write-off of $7 million of goodwill in determining the loss on refranchising of Taiwan. This loss did not result in a related income tax benefit. We believe the terms of the franchise agreement entered into in connection with the Taiwan refranchising were substantially consistent with market. The remaining carrying value of goodwill related to our Taiwan business of $30 million, was determined not to be impaired subsequent to the refranchising as the fair value of the Taiwan reporting unit exceeded its carrying amount.

The amount of goodwill write-off for the Pizza Hut UK and Taiwan reporting units was based on the relative fair values of the businesses disposed of and the portion of the businesses that were retained. The fair value of the businesses disposed of was determined by reference to the discounted value of the future cash flows expected to be generated by the restaurants and retained by the franchisee, which include a deduction for the anticipated royalties the franchisee will pay the Company associated with the franchise agreements entered into in connection with these refranchising transactions. The fair value retained by the Company includes future royalties to be received from the refranchised businesses. For Pizza Hut UK, the fair value retained also includes the anticipated future cash flows from our Pizza Hut UK delivery business, which is part of the Pizza Hut UK reporting unit, and was not impacted by the dine-in refranchising.

LJS and A&W Divestitures

In 2011, we sold the Long John Silver's and A&W All American Food Restaurants brands to key franchise leaders and strategic investors in separate transactions. In 2011, we recognized $86 million of pre-tax losses and other costs primarily in Closures and impairment (income) expenses as a result of our decision to sell these businesses. Additionally, we recognized $104 million of tax benefits related to these divestitures. In 2012, System sales and Franchise and license fees and income in the U.S. were negatively impacted by 5% and 6%, respectively, due to these divestitures while YRI's system sales and Franchise and license fees and income were both negatively impacted by 1%. While these divestitures negatively impacted both the U.S. and YRI segments' Operating Profit by 1% in 2012, the impact on our consolidated Operating Profit was not significant.

China Results of Operations

China Division same-store sales declined 6% in the fourth quarter of 2012. KFC China sales in the last two weeks of the year were significantly impacted by the intense media attention surrounding an investigation by the Shanghai FDA (SFDA) into poultry supply management at our China Division. The investigation was prompted by a report broadcast on China's national television, which showed that a few poultry farmers were ignoring laws and regulations by using excessive levels of antibiotics in chicken. Some of this chicken was purchased by two poultry suppliers of KFC China. On January 25, 2013, the SFDA concluded its investigation and released its recommendations to Yum! China to strengthen our poultry supply chain practices including refined voluntary self testing procedures, improved reporting and communications and enhanced supplier management. Our team in China has taken a comprehensive review of our current system and is in the process of incorporating all of the SFDA's recommendations.

January 2013 estimated same-store sales declined 37% for the China Division, including a 41% decline at KFC China. We estimate that the timing of Chinese New Year had a negative mid-teen impact on the China Division's January same-store sales growth and we expect the negative impact of Chinese New Year to reverse in February resulting in a decline of approximately 25% for January and February combined (China's first quarter). See the Strategies section of this MD&A for a discussion of the expected impact of this situation on China Division's results of operations for the full year 2013 and on YUM's 2013 EPS growth.

Extra Week in 2011

Our fiscal calendar results in a 53rd week every five or six years. Fiscal year 2011 included a 53rd week in the fourth quarter for all our U.S. businesses and certain of our YRI businesses that report on a period, as opposed to a monthly, basis. Our China and India Divisions report on a monthly basis and thus did not have a 53rd week in 2011.

See the System Sales Growth section within our MD&A for further discussion on the impact of 53rd week in 2011 on system sales. The following table summarizes the estimated impact of the 53rd week in 2011 on revenues and operating profit:

	U.S.	YRI	Unallocated	Total
Revenues				
Company sales	$ 43	$ 29	$ —	$ 72
Franchise and license fees	13	6	—	19
Total Revenues	$ 56	$ 35	$ —	$ 91
Operating profit				
Franchise and license fees	$ 13	$ 6	$ —	$ 19
Restaurant profit	9	6	—	15
General and administrative expenses	(4)	(4)	(1)	(9)
OPERATING PROFIT[(a)]	**$ 18**	**$ 8**	**$ (1)**	**$ 25**

(a) The $25 million benefit was offset throughout 2011 by investments, including franchise development incentives, as well as higher-than-normal spending, such as restaurant closures in the U.S. and YRI.

YRI Acquisitions

In 2011, YRI acquired 68 KFC restaurants from an existing franchisee in South Africa for $71 million.

In 2010, we completed the exercise of our option with our Russian partner to purchase their interest in the co-branded Rostik's-KFC restaurants across Russia and the Commonwealth of Independent States. As a result, we acquired company ownership of 50 restaurants and gained full rights and responsibilities as franchisor of 81 restaurants, which our partner previously managed as master franchisee. We paid cash of $60 million, net of settlement of a long-term note receivable of $11 million, and assumed long-term debt of $10 million which was subsequently repaid. Of the remaining balance of the purchase price of $12 million, a payment of $9 million was made in July 2012 and the remainder is expected to be paid in cash during 2013.

The impact of consolidating these businesses on all line-items within our Consolidated Statement of Income was insignificant to the comparison of our year-over-year results and is not expected to materially impact our results going forward.

Store Portfolio Strategy

From time to time we sell Company restaurants to existing and new franchisees where geographic synergies can be obtained or where franchisees' expertise can generally be leveraged to improve our overall operating performance, while retaining Company ownership of strategic U.S. and international markets in which we choose to continue investing capital. In the U.S., we are targeting Company ownership of KFC, Pizza Hut and Taco Bell restaurants of about 10%, down from its current level of 11%, with our primary remaining focus being refranchising at Taco Bell to about 16% Company ownership from its current level of 20%. Consistent with this strategy, 468, 404 and 404 Company restaurants in the U.S. were sold to franchisees in the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively. Additionally, in December 2012 we refranchised 331 remaining Company-owned dine-in restaurants in the Pizza Hut UK business and during 2010, we refranchised all Company-owned KFCs and Pizza Huts in Mexico (345 restaurants) and KFCs in Taiwan (124 restaurants).

The following table summarizes our worldwide refranchising activities:

	2012	2011	2010
Number of units refranchised	897	529	949
Refranchising proceeds, pre-tax	$ 364	$ 246	$ 265
Refranchising (gain) loss, pre-tax	$ (78)	$ 72	$ 63

Refranchisings reduce our reported revenues and restaurant profits and increase the importance of system sales growth as a key performance measure. Additionally, G&A expenses will decline and franchise and license expense can increase over time as a result of these refranchising activities. The timing of G&A declines will vary and often lag the actual refranchising activities as the synergies are typically dependent upon the size and geography of the respective deals. G&A expenses included in the tables below reflect only direct G&A that we no longer incurred as a result of stores that were operated by us for all or a portion of the respective previous year and were no longer operated by us as of the last day of the respective current year.

The impact on Operating Profit arising from refranchising is the net of (a) the estimated reductions in restaurant profit and G&A expenses and (b) the increase in franchise fees and expenses from the restaurants that have been refranchised. The tables presented below reflect the impacts on Total revenues and on Operating Profit from stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year. In these tables, Decreased Company sales and Decreased Restaurant profit represents the amount of Company sales or restaurant profit earned by the refranchised restaurants during the period we owned them in the prior year but did not own them in the current year. Increased Franchise and license fees and income represents the franchise and license fees and rent income from the refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year. Increased Franchise and license expenses represent primarily rent and depreciation where we continue to own or lease the underlying property for the refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year.

The following table summarizes the impact of refranchising on Total revenues as described above:

2012	China	YRI	U.S.	India	Worldwide
Decreased Company sales	$ (54)	$ (113)	$ (606)	$ —	$ (773)
Increased Franchise and license fees and income	9	10	43	—	62
DECREASE IN TOTAL REVENUES	**$ (45)**	**$ (103)**	**$ (563)**	**$ —**	**$ (711)**

2011	China	YRI	U.S.	India	Worldwide
Decreased Company sales	$ (36)	$ (311)	$ (404)	$ —	$ (751)
Increased Franchise and license fees and income	6	25	27	—	58
DECREASE IN TOTAL REVENUES	**$ (30)**	**$ (286)**	**$ (377)**	**$ —**	**$ (693)**

The following table summarizes the impact of refranchising on Operating Profit as described above:

2012	China	YRI	U.S.	India	Worldwide
Decreased Restaurant profit	$ (8)	$ (7)	$ (46)	$ —	$ (61)
Increased Franchise and license fees and income	9	10	43	—	62
Increased Franchise and license expenses	(4)	(4)	(6)	—	(14)
Decreased G&A	—	2	12	—	14
INCREASE (DECREASE) IN OPERATING PROFIT	**$ (3)**	**$ 1**	**$ 3**	**$ —**	**$ 1**

2011	China	YRI	U.S.	India	Worldwide
Decreased Restaurant profit	$ (5)	$ (25)	$ (43)	$ —	$ (73)
Increased Franchise and license fees and income	6	25	27	—	58
Increased Franchise and license expenses	(2)	(2)	(2)	—	(6)
Decreased G&A	—	21	6	—	27
INCREASE (DECREASE) IN OPERATING PROFIT	**$ (1)**	**$ 19**	**$ (12)**	**$ —**	**$ 6**

Internal Revenue Service Proposed Adjustments

On June 23, 2010, the Company received a Revenue Agent Report (RAR) from the Internal Revenue Service (the "IRS") relating to its examination of our U.S. federal income tax returns for fiscal years 2004 through 2006. The IRS has proposed an adjustment to increase the taxable value of rights to intangibles used outside the U.S. that YUM transferred to certain of its foreign subsidiaries. The proposed adjustment would result in approximately $700 million of additional taxes plus net interest to date of approximately $220 million for fiscal years 2004-2006. On January 9, 2013, the Company received an RAR from the IRS for fiscal years 2007 and 2008. As expected, the IRS proposed an adjustment similar to their proposal for 2004-2006 that would result in approximately $270 million of additional taxes plus net interest to date of approximately $30 million for fiscal years 2007 and 2008. Furthermore, the Company expects the IRS to make similar claims for years subsequent to fiscal 2008. The potential additional taxes for 2009 through 2012, computed on a similar basis to the 2004-2008 additional taxes, would be approximately $130 million plus net interest to date of approximately $5 million.

We believe that the Company has properly reported taxable income and paid taxes in accordance with applicable laws and that the proposed adjustments are inconsistent with applicable income tax laws, Treasury Regulations and relevant case law. We intend to defend our position vigorously and have filed a protest with the IRS. As the final resolution of the proposed adjustments remains uncertain, the Company will continue to provide for its position in accordance with GAAP. There can be no assurance that payments due upon final resolution of this issue will not exceed our currently recorded reserve and such payments could have a material, adverse effect on our financial position. Additionally, if increases to our reserves are deemed necessary due to future developments related to this issue, such increases could have a material, adverse effect on our results of operations as they are recorded. The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution.

China Value Added Tax Regulation

A tax regulation was issued in November 2011 in China which addresses the imposition of a Value Added Tax on certain food sales where the food is not consumed on the premises where sold. The applicability of the regulation, if any, to the sales under certain of our restaurant distribution methods is unclear at this time. While we do not anticipate that the regulation will have a material impact on our results of operations or cash flows, we currently cannot quantify the potential impact, if any, until we have further clarity as to its applicability.

Restaurant Unit Activity

Worldwide	Franchisees	Company	Unconsolidated Affiliates	Total Excluding Licensees[a]
Balance at end of 2010	27,852	7,271	525	35,648
New Builds	1,058	749	73	1,880
Acquisitions	(137)	137	—	—
Refranchising	529	(529)	—	—
Closures	(743)	(191)	(11)	(945)
LJS & A&W Divestitures[b]	(1,633)	—	—	(1,633)
Other	2	—	—	2
Balance at end of 2011	26,928	7,437	587	34,952
New Builds	1,274	989	82	2,345
Acquisitions[c]	268	204	—	472
Refranchising	897	(897)	—	—
Closures	(756)	(155)	(9)	(920)
Other	(3)	—	—	(3)
BALANCE AT END OF 2012	**28,608**	**7,578**	**660**	**36,846**
% of Total	78%	20%	2%	100%

China	Franchisees	Company	Unconsolidated Affiliates	Total Excluding Licensees[a]
Balance at end of 2010	153	3,228	525	3,906
New Builds	4	579	73	656
Refranchising	47	(47)	—	—
Closures	(3)	(55)	(11)	(69)
Balance at end of 2011	201	3,705	587	4,493
New Builds	25	782	82	889
Acquisitions[c]	273	199	—	472
Refranchising	53	(53)	—	—
Closures	(33)	(86)	(9)	(128)
BALANCE AT END OF 2012	**519**	**4,547**	**660**	**5,726**
% of Total	9%	79%	12%	100%

YRI	Franchisees	Company	Unconsolidated Affiliates	Total Excluding Licensees[a]
Balance at end of 2010	12,421	1,505	—	13,926
New Builds	735	53	—	788
Acquisitions	(86)	86	—	—
Refranchising	78	(78)	—	—
Closures	(329)	(55)	—	(384)
LJS & A&W Divestitures[b]	(346)	—	—	(346)
Other	3	—	—	3
Balance at end of 2011	12,476	1,511	—	13,987
New Builds	873	76	—	949
Acquisitions	(2)	2	—	—
Refranchising	376	(376)	—	—
Closures	(400)	(35)	—	(435)
Other	(1)	—	—	(1)
BALANCE AT END OF 2012	**13,322**	**1,178**	**—**	**14,500**
% of Total	92%	8%	—%	100%

U.S.	Franchisees	Company	Unconsolidated Affiliates	Total Excluding Licensees[(a)]
Balance at end of 2010	14,977	2,484	—	17,461
New Builds	231	88	—	319
Acquisitions	(51)	51	—	—
Refranchising	404	(404)	—	—
Closures	(407)	(80)	—	(487)
LJS & A&W Divestitures[(b)]	(1,286)	—	—	(1,286)
Other	(1)	—	—	(1)
Balance at end of 2011	13,867	2,139	—	16,006
New Builds	273	96	—	369
Refranchising	468	(468)	—	—
Closures	(312)	(34)	—	(346)
Other	(2)	—	—	(2)
BALANCE AT END OF 2012	**14,294**	**1,733**	**—**	**16,027**
% of Total	89%	11%	—%	100%

India	Franchisees	Company	Unconsolidated Affiliates	Total Excluding Licensees[(a)]
Balance at end of 2010	301	54	—	355
New Builds	88	29	—	117
Closures	(4)	(1)	—	(5)
LJS & A&W Divestitures[(b)]	(1)	—	—	(1)
Other	—	—	—	—
Balance at end of 2011	384	82	—	466
New Builds	103	35	—	138
Acquisitions	(3)	3	—	—
Closures	(11)	—	—	(11)
BALANCE AT END OF 2012	**473**	**120**	**—**	**593**
% of Total	80%	20%	—%	100%

(a) The Worldwide, YRI and U.S. totals exclude 2,168, 126 and 2,042 licensed units, respectively, at December 29, 2012. While there are no licensed units in China, we have excluded from the Worldwide and China totals 7 Company-owned units that are similar to licensed units. There are no licensed units in India. The units excluded offer limited menus and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums and amusement parks where a full scale traditional outlet would not be practical or efficient. As licensed units have lower average unit sales volumes than our traditional units and our current strategy does not place a significant emphasis on expanding our licensed units, we do not believe that providing further detail of licensed unit activity provides significant or meaningful information at this time.

(b) The reductions to Worldwide, YRI, U.S. and India totals of 1,633, 346,1,286 and 1, respectively during 2011 represent the number of LJS and A&W units as of the beginning of 2011. Therefore, 2011 New Builds and Closures exclude any activity related to LJS and A&W.

(c) Includes 472 Little Sheep units acquired on February 1, 2012.

Multibrand restaurants are included in the totals above. Multibrand conversions increase the sales and points of distribution for the second brand added to a restaurant but do not result in an additional unit count. Similarly, a new multibrand restaurant, while increasing sales and points of distribution for two brands, results in just one additional unit count.

System Sales Growth

The following tables detail the key drivers of system sales growth for each reportable segment by year. Net unit growth represents the net impact of actual system sales growth due to new unit openings and historical system sales lost due to closures as well as any necessary rounding.

	2012 vs. 2011				
	China	YRI	U.S.	India	Worldwide
Same store sales growth (decline)	4%	3%	5%	5%	4%
Net unit growth and other[(a)]	16	3	(4)	24	2
Foreign currency translation	3	(3)	N/A	(16)	(1)
53rd week in 2011	N/A	(1)	(2)	N/A	(1)
% CHANGE	**23%**	**2%**	**(1)%**	**13%**	**4%**
% CHANGE, EXCLUDING FOREX AND 53RD WEEK IN 2011	**20%**	**6%**	**—%**	**29%**	**6%**

	2011 vs. 2010				
	China	YRI	U.S.	India	Worldwide
Same store sales growth (decline)	19%	2%	(1)%	10%	3%
Net unit growth and other	10	4	(1)	25	3
Foreign currency translation	6	5	N/A	1	3
53rd week in 2011	N/A	1	2	N/A	1
% CHANGE	**35%**	**12%**	**—%**	**36%**	**10%**
% CHANGE, EXCLUDING FOREX AND 53RD WEEK IN 2011	**29%**	**6%**	**(2)%**	**35%**	**6%**

(a) For the year ended December 29, 2012, system sales growth includes a 1% and 5% negative impact for YRI and the U.S., respectively, related to the LJS and A&W divestitures and a 3% positive impact for China related to the acquisition of Little Sheep. Combined these items had a 2% net negative impact for Worldwide system sales for the year to date ended December 29, 2012.

Company-Operated Store Results

The following tables detail the key drivers of the year-over-year changes of Company sales and Restaurant profit for each reportable segment by year. Store portfolio actions represent the net impact of new unit openings, acquisitions, refranchisings and store closures on Company sales or Restaurant profit. The impact of new unit openings and acquisitions represent the actual Company sales or Restaurant profit for the periods the Company operated the restaurants in the current year but did not operate them in the prior year. The impact of refranchisings and store closures represent the actual Company sales or Restaurant profit for the periods in the prior year while the Company operated the restaurants but did not operate them in the current year.

The dollar changes in Company Restaurant profit by year were as follows:

China

	2012 vs. 2011				
Income/(Expense)	2011	Store Portfolio Actions	Other	FX	2012
Company sales	$ 5,487	$ 910	$ 249	$ 151	$ 6,797
Cost of sales	(1,947)	(318)	3	(50)	(2,312)
Cost of labor	(890)	(207)	(134)	(28)	(1,259)
Occupancy and other	(1,568)	(336)	(45)	(44)	(1,993)
RESTAURANT PROFIT	**$ 1,082**	**$ 49**	**$ 73**	**$ 29**	**$ 1,233**
Restaurant margin	19.7%				18.1%

	2011 vs. 2010				
Income/(Expense)	2010	Store Portfolio Actions	Other	FX	2011
Company sales	$ 4,081	$ 436	$ 720	$ 250	$ 5,487
Cost of sales	(1,362)	(150)	(346)	(89)	(1,947)
Cost of labor	(587)	(96)	(166)	(41)	(890)
Occupancy and other	(1,231)	(159)	(107)	(71)	(1,568)
RESTAURANT PROFIT	**$ 901**	**$ 31**	**$ 101**	**$ 49**	**$ 1,082**
Restaurant margin	22.1%				19.7%

In 2012, the increase in China Company sales associated with store portfolio actions was primarily driven by new unit development and the acquisition of Little Sheep, partially offset by restaurant closures. The increase in China Restaurant profit associated with store portfolio actions was primarily driven by new unit development, partially offset by restaurant closures. Significant other factors impacting Company sales and/or Restaurant profit were Company same-store sales growth of 4%, which was partially offset by wage rate inflation of 10% and higher rent and utilities.

In 2011, the increase in China Company sales and Restaurant profit associated with store portfolio actions was primarily driven by the development of new units partially offset by lapping the benefit of our participation in the World Expo in 2010. Significant other factors impacting Company sales and/or Restaurant profit were Company same-store sales growth of 18% which was driven by transaction growth partially offset by a negative impact from sales mix shift and a new business tax that took effect December 2010, wage rate inflation of 20% as well as commodity inflation of $90 million, or 8%.

YRI

	2012 vs. 2011					
Income/(Expense)	**2011**	**Store Portfolio Actions**	**Other**	**FX**	**53rd Week in 2011**	**2012**
Company sales	$ 2,341	$ 100	$ 72	$ (82)	$ (29)	$ 2,402
Cost of sales	(743)	(65)	(18)	30	9	(787)
Cost of labor	(608)	(3)	(15)	19	8	(599)
Occupancy and other	(700)	(16)	(18)	23	6	(705)
RESTAURANT PROFIT	**$ 290**	**$ 16**	**$ 21**	**$ (10)**	**$ (6)**	**$ 311**
Restaurant margin	12.4%					12.9%

	2011 vs. 2010					
Income/(Expense)	**2010**	**Store Portfolio Actions**	**Other**	**FX**	**53rd Week in 2011**	**2011**
Company sales	$ 2,310	$ (171)	$ 57	$ 116	$ 29	$ 2,341
Cost of sales	(738)	77	(35)	(38)	(9)	(743)
Cost of labor	(587)	38	(21)	(30)	(8)	(608)
Occupancy and other	(711)	60	(10)	(33)	(6)	(700)
RESTAURANT PROFIT	**$ 274**	**$ 4**	**$ (9)**	**$ 15**	**$ 6**	**$ 290**
Restaurant margin	11.8%					12.4%

In 2012, the increase in YRI Company sales and Restaurant profit associated with store portfolio actions was driven by the acquisition of restaurants in South Africa in the fourth quarter of 2011 and new unit development, partially offset by refranchising. Significant other factors impacting Company sales and/or Restaurant profit were Company same-store sales growth of 3%, which was offset by the combination of higher labor costs and commodity inflation.

In 2011, the decrease in YRI Company sales associated with store portfolio actions was driven by refranchising, primarily Mexico, partially offset by new unit development. Significant other factors impacting Company sales and/or Restaurant profit were Company same-store sales growth of 3% offset by commodity inflation and higher labor costs.

U.S.

	2012 vs. 2011				
Income/(Expense)	**2011**	**Store Portfolio Actions**	**Other**	**53rd Week in 2011**	**2012**
Company sales	$ 3,000	$ (535)	$ 128	$ (43)	$ 2,550
Cost of sales	(917)	177	(13)	13	(740)
Cost of labor	(912)	165	(16)	12	(751)
Occupancy and other	(809)	164	(7)	9	(643)
RESTAURANT PROFIT	**$ 362**	**$ (29)**	**$ 92**	**$ (9)**	**$ 416**
Restaurant margin	12.1%				16.3%

	2011 vs. 2010				
Income/(Expense)	**2010**	**Store Portfolio Actions**	**Other**	**53rd Week in 2011**	**2011**
Company sales	$ 3,355	$ (322)	$ (76)	$ 43	$ 3,000
Cost of sales	(976)	95	(23)	(13)	(917)
Cost of labor	(994)	101	(7)	(12)	(912)
Occupancy and other	(908)	95	13	(9)	(809)
RESTAURANT PROFIT	**$ 477**	**$ (31)**	**$ (93)**	**$ 9**	**$ 362**
Restaurant margin	14.2%				12.1%

In 2012, the decrease in U.S. Company sales and Restaurant profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company sales and/or Restaurant profit were same-store sales growth of 5%, including the positive impact of less discounting, combined with the positive impact of sales mix shifts as well as supply chain efficiencies, partially offset by higher restaurant-level incentive compensation costs.

In 2011, the decrease in U.S. Company sales and Restaurant profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company sales and/or Restaurant profit were commodity inflation of $55 million, or 6%, Company same-store sales declines of 3%, including a negative impact from sales mix shift, and higher self-insurance costs.

Franchise and License Fees and Income

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation		% Increase (Decrease) excluding foreign currency translation and 53rd week	
	2012	**2011**	**2010**	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
China	$ 101	$ 79	$ 54	29	45	25	38	25	38
YRI	879	851	729	3	17	7	12	8	11
U.S.	802	786	765	2	3	N/A	N/A	4	1
India	18	17	12	6	39	18	39	18	39
WORLDWIDE	**$ 1,800**	**$ 1,733**	**$ 1,560**	4	11	6	8	7	7

China Franchise and license fees and income increased 25% and 38% in 2012 and 2011, respectively, excluding the impact of foreign currency translation. The increases were driven by refranchising, new unit development and positive franchise same-store sales.

YRI Franchise and license fees and income increased 8% in 2012, excluding the impacts of foreign currency translation and the 53rd week in 2011. The increase was driven by new unit development and positive franchise same-store sales. YRI Franchise and license fees and income increased 11% in 2011, excluding the impacts of foreign currency translation and the 53rd week. The increase was driven by new unit development, refranchising and positive franchise same-store sales.

U.S. Franchise and license fees and income increased 4% in 2012, excluding the 53rd week in 2011. The increase was driven by refranchising, positive franchise same-store sales and new unit development, partially offset by the LJS and A&W divestitures and franchise store closures. U.S. Franchise and license fees and income increased 1% in 2011, excluding the 53rd week. The increase was driven by refranchising and new unit development, partially offset by franchise store closures and franchise same-store sales declines.

General and Administrative Expenses

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation		% Increase (Decrease) excluding foreign currency translation and 53rd week	
	2012	**2011**	**2010**	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
China	$ 334	$ 275	$ 216	21	27	19	22	19	22
YRI	414	400	361	3	11	6	7	7	6
U.S.	467	450	492	4	(8)	N/A	N/A	5	(9)
India	24	22	17	9	28	25	29	25	29
Unallocated	271	225	191	21	18	N/A	N/A	22	17
WORLDWIDE	**$ 1,510**	**$ 1,372**	**$ 1,277**	10	7	11	5	11	5

The increase in China G&A expenses for 2012, was driven by increased compensation costs due to higher headcount and wage inflation and additional G&A as a result of consolidating Little Sheep.

The increase in China G&A expenses for 2011 was driven by increased compensation costs due to wage inflation and higher headcount.

The increase in YRI G&A expenses for 2012 was driven by increased investment in strategic growth markets, including the acquisition of restaurants in South Africa in 2011, and increased compensation costs in the remaining markets.

The increase in YRI G&A expenses for 2011 was driven by increased investment in strategic growth markets, including the acquisition of our Russia business in 2010, partially offset by G&A savings from refranchising all of our remaining company restaurants in Mexico.

The increase in U.S. G&A expenses for 2012 was driven by higher pension costs, incentive compensation costs and litigation costs, partially offset by the LJS and A&W divestitures and our restaurant refranchising initiatives.

The decrease in U.S. G&A expenses for 2011 was driven by lapping of higher litigation and incentive compensation costs in 2010 and G&A savings from the actions taken as part of our U.S. business transformation measures.

The increase in Unallocated G&A expenses for 2012 was driven primarily by higher pension costs, including the YUM Retirement Plan settlement charge of $84 million, partially offset by lapping costs related to the actions taken as part of our U.S. business transformation measures, lower litigation costs and costs related to the LJS and A&W divestitures in 2011.

The increase in Unallocated G&A expenses for 2011 was driven primarily by actions taken as part of our U.S. business transformation measures and costs related to the LJS and A&W divestitures.

Franchise and License Expenses

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation		% Increase (Decrease) excluding foreign currency translation and 53rd week	
	2012	2011	2010	2012	2011	2012	2011	2012	2011
China	$ 9	$ 4	$ 1	NM	NM	NM	NM	NM	NM
YRI	50	51	36	—	39	4	31	4	30
U.S.	74	92	70	(20)	32	N/A	N/A	(19)	32
India	—	—	—	—	—	—	—	—	—
Unallocated	—	(2)	3	78	NM	N/A	N/A	78	NM
WORLDWIDE	**$ 133**	**$ 145**	**$ 110**	(8)	32	(7)	30	(7)	29

China Franchise and license expenses for 2012 and 2011 increased due to higher franchise-related rent expense and depreciation as a result of refranchising.

YRI Franchise and license expenses for 2012, excluding foreign currency translation, were higher due to higher franchise rent expense and depreciation as a result of refranchising, partially offset by lapping bi-annual franchise convention costs.

YRI Franchise and license expenses for 2011 were higher due to higher franchise-related rent expense and depreciation as a result of refranchising and 2011 bi-annual franchise convention costs.

U.S. Franchise and license expenses for 2012 were positively impacted by 15% due to the LJS and A&W divestitures. The remaining decrease was driven by lower franchise development incentives, partially offset by higher franchise-related rent expense and depreciation as a result of refranchising.

U.S. Franchise and license expenses for 2011 were higher due to higher franchise development incentives, higher provision for past-due receivables and increased franchise-related rent expense and depreciation as a result of refranchising.

Worldwide Other (Income) Expense

	2012	2011	2010
Equity income from investments in unconsolidated affiliates	$ (47)	$ (47)	$ (42)
Gain upon acquisition of Little Sheep[(a)]	(74)	—	—
Foreign exchange net (gain) loss and other[(b)]	6	(6)	(1)
OTHER (INCOME) EXPENSE	**$ (115)**	**$ (53)**	**$ (43)**

(a) See Note 4 for further discussion of the acquisition of Little Sheep.

(b) Includes $6 million for the year ended December 29, 2012 of deal costs related to the acquisition of Little Sheep that were allocated to the China Division for performance reporting purposes.

Worldwide Closure and Impairment (Income) Expenses and Refranchising (Gain) Loss

See the Store Portfolio Strategy section for more detail of our refranchising activity and Note 4 for a summary of the Closure and impairment (income) expenses and Refranchising (gain) loss by reportable operating segment.

Operating Profit

	Amount			% B/(W)		% B/(W) excluding foreign currency translation	
	2012	2011	2010	2012	2011	2012	2011
China	$ 1,015	$ 908	$ 755	12	20	9	15
YRI	715	673	592	6	14	10	8
United States	666	589	668	13	(12)	N/A	N/A
India	(1)	—	(3)	NM	NM	NM	NM
Unallocated Occupancy and Other	16	14	9	14	58	N/A	N/A
Unallocated and corporate expenses	(271)	(223)	(194)	(22)	(15)	N/A	N/A
Unallocated Closures and impairment expense	—	(80)	—	NM	NM	N/A	N/A
Unallocated Other income (expense)	76	6	5	NM	NM	N/A	N/A
Unallocated Refranchising gain (loss)	78	(72)	(63)	NM	NM	N/A	N/A
OPERATING PROFIT	**$ 2,294**	**$ 1,815**	**$ 1,769**	26	3	26	(2)
China Operating margin	14.7%	16.3%	18.3%	(1.6) ppts.	(2.0) ppts.	(1.7) ppts.	(2.0) ppts.
YRI Operating margin	21.8%	21.1%	19.5%	0.7 ppts.	1.6 ppts.	0.7 ppts.	1.6 ppts.
United States Operating margin	19.9%	15.5%	16.2%	4.4 ppts.	(0.7) ppts.	N/A	N/A

China Division Operating Profit increased 9% in 2012, excluding foreign currency, driven by the impact of same-store sales growth and new unit development, partially offset by higher restaurant operating costs and higher G&A expenses. Leap year added an extra day in the year ended December 29, 2012 and resulted in an additional $5 million of Operating Profit. This was offset by deal costs related to the acquisition of Little Sheep.

China Division Operating Profit increased 15% in 2011, excluding foreign currency, driven by the impact of same-store sales growth and new unit development, partially offset by higher restaurant operating costs, higher G&A expenses, and lapping the effect of our brands' participation in the World Expo in 2010.

YRI Division Operating Profit increased 10% in 2012, excluding foreign currency, driven by the impact of same-store sales growth and new unit development, partially offset by higher restaurant operating costs and higher G&A expenses.

YRI Division Operating Profit increased 8% in 2011, excluding foreign currency, driven by the impact of same-store sales growth, new unit development and refranchising, partially offset by higher restaurant operating costs and G&A expenses.

U.S. Operating Profit increased 13% in 2012. The increase was driven by the impact of same-store sales growth and new unit development, partially offset by higher G&A expenses.

U.S. Operating Profit decreased 12% in 2011. The decrease was driven by higher restaurant operating costs, higher franchise and license expenses and same-store sales declines, partially offset by lower G&A expenses.

Unallocated and corporate expenses increased 22% in 2012. The increase was driven primarily by higher pension costs, including the YUM Retirement Plan settlement charge of $84 million, partially offset by lapping costs related to the actions taken as a part of our U.S. business transformation measures, higher litigation costs and costs related to the LJS and A&W divestitures in 2011.

Unallocated and corporate expenses increased 15% in 2011. The increase was driven by actions taken as part of our U.S. Business transformation measures, as well as costs incurred related to the LJS and A&W divestitures.

Unallocated Closures and impairment expense in 2011 includes $80 million of losses related to the LJS and A&W divestitures.

Unallocated Other income (expense) in 2012 includes a non-cash gain of $74 million related to our acquisition of Little Sheep. See Note 4.

Unallocated Refranchising gain (loss) in 2012, 2011 and 2010 is discussed in Note 4.

Interest Expense, Net

	2012	2011	2010
Interest expense	$ 169	$ 184	$ 195
Interest income	(20)	(28)	(20)
INTEREST EXPENSE, NET	**$ 149**	**$ 156**	**$ 175**

The decrease in Interest expense, net for 2012 was primarily driven by lower average borrowings outstanding versus 2011.

The decrease in Interest expense, net for 2011 was primarily driven by lower interest rates on outstanding borrowings in 2011 versus 2010. Additionally, interest income increased due to higher cash balances.

Income Taxes

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2012		2011		2010	
U.S. federal statutory rate	$ 751	35.0%	$ 580	35.0%	$ 558	35.0%
State income tax, net of federal tax benefit	4	0.2	2	0.1	12	0.7
Statutory rate differential attributable to foreign operations	(165)	(7.7)	(218)	(13.1)	(235)	(14.7)
Adjustments to reserves and prior years	(47)	(2.2)	24	1.4	55	3.5
Net benefit from LJS and A&W divestitures	—	—	(72)	(4.3)	—	—
Change in valuation allowances	14	0.6	22	1.3	22	1.4
Other, net	(20)	(0.9)	(14)	(0.9)	4	0.2
INCOME TAX PROVISION	**$ 537**	**25.0%**	**$ 324**	**19.5%**	**$ 416**	**26.1%**

Statutory rate differential attributable to foreign operations. This item includes local taxes, withholding taxes, and shareholder-level taxes, net of foreign tax credits. The favorable impact is primarily attributable to a majority of our income being earned outside of the U.S. where tax rates are generally lower than the U.S. rate.

In 2012, this benefit was negatively impacted by the repatriation of current year foreign earnings to the U.S. as we recognized additional tax expense, resulting from the related effective tax rate being lower than the U.S. federal statutory rate.

In 2011 and 2010, this benefit was positively impacted by the repatriation of current year foreign earnings as we recognized excess foreign tax credits, resulting from the related effective tax rate being higher than the U.S. federal statutory rate.

Adjustments to reserves and prior years. This item includes: (1) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position; and (2) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. The impact of certain effects or changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2012, this item was favorably impacted by the resolution of uncertain tax positions in certain foreign jurisdictions.

Net benefit from LJS and A&W divestitures. This item includes a one-time $117 million tax benefit, including approximately $8 million state benefit, recognized on the LJS and A&W divestitures in 2011, partially offset by $45 million of valuation allowance, including approximately $4 million state expense, related to capital loss carryforwards recognized as a result of the divestitures. In addition, we recorded $32 million of tax benefits on $86 million of pre-tax losses and other costs which resulted in $104 million of total net tax benefits related to the divestitures.

Change in valuation allowances. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. The impact of certain changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2012, $14 million of net tax expense was driven by $16 million for valuation allowances recorded against deferred tax assets generated during the current year, partially offset by a $2 million net tax benefit resulting from a change in judgment regarding the future use of certain deferred tax assets that existed at the beginning of the year.

In 2011, $22 million of net tax expense was driven by $15 million for valuation allowances recorded against deferred tax assets generated during the current year and $7 million of tax expense resulting from a change in judgment regarding the future use of certain foreign deferred tax assets that existed at the beginning of the year. These amounts exclude $45 million in valuation allowance additions related to capital losses recognized as a result of the LJS and A&W divestitures, which are presented within *Net Benefit from LJS and A&W divestitures*.

In 2010, the $22 million of net tax expense was driven by $25 million for valuation allowances recorded against deferred tax assets generated during the current year. This expense was partially offset by a $3 million tax benefit resulting from a change in judgment regarding the future use of certain deferred tax assets that existed at the beginning of the year.

Other. This item primarily includes the impact of permanent differences related to current year earnings as well as U.S. tax credits and deductions.

In 2012, this item was positively impacted by a one-time pre-tax gain of $74 million, with no related income tax expense, recognized on our acquisition of additional interest in, and consolidation of Little Sheep.

Consolidated Cash Flows

Net cash provided by operating activities was $2,294 million compared to $2,170 million in 2011. The increase was primarily driven by higher operating profit before Special Items, partially offset by timing of cash payments for operating expenses and higher income taxes paid.

In 2011, net cash provided by operating activities was $2,170 million compared to $1,968 million in 2010. The increase was primarily driven by higher operating profit before Special Items.

Net cash used in investing activities was $1,005 million versus $1,006 million in 2011. The acquisition of Little Sheep, increased capital spending in China and the lapping of proceeds from the 2011 divestitures of LJS and A&W were offset by the release of restricted cash related to the Little Sheep acquisition and higher proceeds from refranchising in 2012.

In 2011, net cash used in investing activities was $1,006 million versus $579 million in 2010. The increase was driven by an increase in Restricted cash and higher capital spending.

Net cash used in financing activities was $1,716 million versus $1,413 million in 2011. The increase was driven by increased share repurchases.

In 2011, net cash used in financing activities was $1,413 million versus $337 million in 2010. The increase was driven by lower net borrowings and an increase in share repurchases.

Consolidated Financial Condition

The changes in our Goodwill, Intangible assets, net, Restricted cash, Other liabilities and deferred credits, Investments in unconsolidated affiliates and Redeemable noncontrolling interest are primarily the result of the Little Sheep acquisition and related purchase price allocation. See Note 4.

The decrease in Short-term borrowings was primarily due to the maturity of $263 million of Senior Unsecured Notes in July 2012.

Liquidity and Capital Resources

Operating in the QSR industry allows us to generate substantial cash flows from the operations of our company stores and from our extensive franchise operations which require a limited YUM investment. Net cash provided by operating activities has exceeded $1 billion in each of the last eleven fiscal years, including over $2 billion in both 2012 and 2011. We expect these levels of net cash provided by operating activities to continue in the foreseeable future. However, unforeseen downturns in our business could adversely impact our cash flows from operations from the levels historically realized.

In the event our cash flows are negatively impacted by business downturns, we believe we have the ability to temporarily reduce our discretionary spending without significant impact to our long-term business prospects. Our discretionary spending includes capital spending for new restaurants, acquisitions of restaurants from franchisees, repurchases of shares of our Common Stock and dividends paid to our shareholders. As of December 29, 2012 we had approximately $1.2 billion in unused capacity under our revolving credit facility that expires in November 2017

China and YRI represented more than 70% of the Company's segment operating profit in 2012 and both generate a significant amount of positive cash flows that we have historically used to fund our international development. To the extent we have needed to repatriate international cash to fund our U.S. discretionary cash spending, including share repurchases, dividends and debt repayments, we have historically been able to do so in a tax-efficient manner. If we experience an unforeseen decrease in our cash flows from our U.S. business or are unable to refinance future U.S. debt maturities we may be required to repatriate future international earnings at tax rates higher than we have historically experienced.

We currently have investment-grade ratings from Standard & Poor's Rating Services (BBB) and Moody's Investors Service (Baa3). While we do not anticipate a downgrade in our credit rating, a downgrade would increase the Company's current borrowing costs and could impact the Company's ability to access the credit markets cost-effectively if necessary. Based on the amount and composition of our debt at December 29, 2012, which included no borrowings outstanding under our revolving credit facility, our interest expense would not materially increase on a full-year basis should we receive a one-level downgrade in our ratings.

Discretionary Spending

During 2012, we invested $1,099 million in capital spending, including $655 million in China, $251 million in YRI, $175 million in the U.S. and $18 million in India. For 2013, we estimate capital spending will be approximately $1.1 billion.

During the year ended December 29, 2012 we repurchased shares for $985 million, which includes the effect of $20 million in share repurchases with trade dates prior to the 2012 fiscal year end but cash settlement dates subsequent to the 2012 fiscal year. On November 18, 2011, our Board of Directors authorized share repurchases through May 2013 of up to $750 million (excluding applicable transaction fees) of our outstanding Common Stock, and on November 16, 2012, our Board of Directors authorized additional share repurchases through May 2014 of up to $1 billion (excluding applicable transaction fees) of our outstanding Common Stock. At December 29, 2012, we had remaining capacity to repurchase up to $953 million of outstanding Common Stock (excluding applicable transaction fees) under the 2012 authorization. Shares are repurchased opportunistically as part of our regular capital structure decisions.

During the year ended December 29, 2012, we paid cash dividends of $544 million. Additionally, on November 16, 2012 our Board of Directors approved cash dividends of $0.335 per share of Common Stock to be distributed on February 1, 2013 to shareholders of record at the close of business on January 11, 2013. The Company targets an ongoing annual dividend payout ratio of 35% to 40% of net income.

On February 1, 2012, we acquired a controlling interest in Little Sheep Group Limited ("Little Sheep"), a casual dining concept headquartered in Inner Mongolia, China for $540 million, net of $44 million cash assumed. See Note 4 for details.

Borrowing Capacity

On March 22, 2012, the Company executed a five-year syndicated senior unsecured revolving credit facility (the "Credit Facility") totaling $1.3 billion which replaced a syndicated senior unsecured revolving domestic credit facility in the amount of $1.15 billion and a syndicated revolving international credit facility of $350 million that were both set to expire in November of 2012. The Credit Facility includes 24 participating banks with commitments ranging from $23 million to $115 million and expires on March 31, 2017. We believe the syndication reduces our dependency on any one bank.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 29, 2012, our unused Credit Facility totaled $1.2 billion net of outstanding letters of credit of $63 million. There were no borrowings outstanding under the Credit Facility at December 29, 2012. The interest rate for most borrowings under the Credit Facility ranges from 1.00% to 1.75% over the "London Interbank Offered Rate" ("LIBOR"). The exact spread over LIBOR under the Credit Facility depends upon our performance against specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

The Credit Facility is unconditionally guaranteed by our principal domestic subsidiaries. This agreement contains financial covenants relating to maintenance of leverage and fixed-charge coverage ratios and also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's strong balance sheet and cash flows we were able to comply with all debt covenant requirements at December 29, 2012 with a considerable amount of cushion. Additionally, the Credit Facility contains cross-default provisions whereby our failure to make any payment on our indebtedness in a principal amount in excess of $125 million, or the acceleration of the maturity of any such indebtedness, will constitute a default under such agreement.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2014 through 2037 and interest rates ranging from 2.38% to 6.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes were $2.8 billion at December 29, 2012. Our Senior Unsecured Notes provide that the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million will constitute a default under the Senior Unsecured Notes if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after notice.

Contractual Obligations

In addition to any discretionary spending we may choose to make, our significant contractual obligations and payments as of December 29, 2012 included:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[(a)]	$ 4,361	$ 144	$ 586	$ 542	$ 3,089
Capital leases[(b)]	280	18	37	36	189
Operating leases[(b)]	5,674	678	1,226	1,056	2,714
Purchase obligations[(c)]	749	649	82	9	9
Other[(d)]	52	11	15	12	14
TOTAL CONTRACTUAL OBLIGATIONS	**$ 11,116**	**$ 1,500**	**$ 1,946**	**$ 1,655**	**$ 6,015**

(a) *Debt amounts include principal maturities and expected interest payments on a nominal basis. Rates utilized to determine interest payments for variable rate debt are based on the LIBOR forward yield curve. Debt amounts exclude a fair value adjustment of $22 million related to interest rate swaps that hedge the fair value of a portion of our debt. See Note 10.*

(b) *These obligations, which are shown on a nominal basis, relate to nearly 6,700 restaurants. See Note 11.*

(c) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancelable without penalty. Purchase obligations relate primarily to information technology, marketing, commodity agreements, purchases of property, plant and equipment as well as consulting, maintenance and other agreements.*

(d) *Other consists of projected payments for deferred compensation.*

We have not included in the contractual obligations table approximately $292 million of long-term liabilities for unrecognized tax benefits relating to various tax positions we have taken. These liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. These liabilities are presented net of potential payments that would be refunded in a future year and for which we anticipate that over time there will be no net cash outflow.

We sponsor noncontributory defined benefit pension plans covering certain salaried and hourly employees, the most significant of which are in the U.S. and UK. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. Our funding policy for the Plan is to contribute annually amounts that will at least equal the minimum amounts required to comply with the Pension Protection Act of 2006. However, additional voluntary contributions are made from time to time to improve the Plan's funded status. At December 29, 2012 the Plan was in a net underfunded position of $200 million. The UK pension plans are in a net overfunded position of $33 million at our 2012 measurement date.

Based on the current funding status of the Plan and our UK pension plans, we currently estimate that we will not be required to make any contributions in 2013. Investment performance and corporate bond rates have a significant effect on our net funding position as they drive our asset balances and discount rate assumption. Future changes in investment performance and corporate bond rates could impact our funded status and the timing and amounts of required contributions in 2013 and beyond.

Our post-retirement plan in the U.S. is not required to be funded in advance, but is pay as you go. We made post-retirement benefit payments of $5 million in 2012 and no future funding amounts are included in the contractual obligations table. See Note 14 for further details about our pension and post-retirement plans.

We have excluded from the contractual obligations table payments we may make for exposures for which we are self-insured, including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively "property and casualty losses") and employee healthcare and long-term disability claims. The majority of our recorded liability for self-insured property and casualty losses and employee healthcare and long-term disability claims represents estimated reserves for incurred claims that have yet to be filed or settled.

Off-Balance Sheet Arrangements

We have agreed to provide financial support, if required, to an entity that operates a franchisee lending program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs. We have provided guarantees of approximately $37 million in support of the franchisee loan program at December 29, 2012. The total loans outstanding under the loan pool were $53 million with an additional $27 million available for lending at December 29, 2012.

Our unconsolidated affiliates had approximately $60 million and $75 million of debt outstanding as of December 29, 2012 and December 31, 2011, respectively.

New Accounting Pronouncements Not Yet Adopted

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2013-2, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-2), that requires an organization to present the effects on the line items of net income of significant amounts reclassified out of Accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-2 is effective for fiscal years beginning after December 15, 2012. The Company currently believes there will be no significant impact on its consolidated financial statements as a result of adopting this standard.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets of restaurants (primarily PP&E and allocated intangible assets subject to amortization) semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are deemed to not be recoverable, we write down the impaired restaurant to its estimated fair value. Key assumptions in the determination of fair value are the future after-tax cash flows of the restaurant, which are reduced by future royalties a franchisee would pay, and discount rate. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions that would be used by a franchisee in the determination of a purchase price for the restaurant. Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

We perform an impairment evaluation at a restaurant group level if it is more likely than not that we will refranchise restaurants as a group. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows, reduced by future royalties a franchisee would pay, for the group of restaurants. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received. The after-tax cash flows used in determining the anticipated bids incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement as well as expectations as to the useful lives of the restaurant assets, including a deduction for the anticipated, future royalties we would receive under a franchise agreement with terms substantially at market entered into simultaneously with the refranchising transaction.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

At December 29, 2012 we had indefinite-lived intangible assets of $440 million, $409 million of which was attributable to the Little Sheep trademark we acquired in 2012. We evaluate indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter and no impairment was recorded.

See Note 2 for a further discussion of our policies regarding the impairment or disposal of property, plant and equipment and intangible assets.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment by determining whether the fair value of our reporting units exceed their carrying values. Our reporting units are our operating segments in the U.S., our YRI business units (which are aligned based on geography), our India Division and our China Division brands. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from company operations and franchise royalties.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth and margin improvement assumptions that we believe a buyer would assume when determining a purchase price for the reporting unit. The sales growth and margin improvement assumptions that factor into the discounted cash flows are highly correlated as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We perform our annual goodwill impairment review as of the beginning of our fourth quarter. As of that date, our most significant goodwill balance was attributed to our Little Sheep reporting unit in the amount of $376 million. This goodwill was recorded upon our 2012 acquisition of the Little Sheep business largely due to the value we expect to generate from applying YUM's processes and knowledge in China to expand the Concept. The fair values of each of our other reporting units were substantially in excess of their respective carrying values as of the 2012 goodwill impairment testing date.

When we refranchise restaurants, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising versus the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. Appropriate adjustments are made to the fair value determinations if such franchise agreement is determined to not be at prevailing market rates. When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world. The Company believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee is reduced by future royalties the franchisee will pay the Company. The Company thus considers the fair value of future royalties to be received under the franchise agreement as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit's fair value is disposed of in a refranchising transaction.

During 2012, the Company's reporting units with the most significant refranchising activity and recorded goodwill were our Taco Bell U.S. and KFC U.S. operating segments and our Pizza Hut United Kingdom ("U.K.") business unit. Within our Taco Bell U.S. operating segment, 181 restaurants were refranchised (representing 15% of beginning-of-year company units) and $6 million in goodwill was written off (representing 5% of beginning-of-year goodwill). Within our KFC U.S. operating segment, 218 restaurants were refranchised (representing 47% of beginning-of-year company units) and $7 million in goodwill was written off (representing 5% of beginning-of-year goodwill). Within our Pizza Hut U.K. business unit, 359 dine-in and delivery restaurants were refranchised (representing 86% of beginning-of-year company units) and $16 million in goodwill was written off (representing 16% of beginning-of-year goodwill). See Note 4 for a further discussion of our refranchising of Pizza Hut U.K.

See Note 2 for a further discussion of our policies regarding goodwill.

Allowances for Franchise and License Receivables/Guarantees

Franchise and license receivable balances include continuing fees, initial fees and other ancillary receivables such as rent and fees for support services. Our reserve for franchisee or licensee receivable balances is based upon pre-defined aging criteria or upon the occurrence of other events that indicate that we may not collect the balance due. This methodology results in an immaterial amount of unreserved past due receivable balances at December 29, 2012. As such, we believe our allowance for franchise and license receivables is adequate to cover potential exposure from uncollectible receivable balances at December 29, 2012.

We issue certain guarantees on behalf of franchisees primarily as a result of 1) assigning our interest in obligations under operating leases, primarily as a condition to the refranchising of certain Company restaurants, 2) facilitating franchisee development and 3) equipment financing arrangements to facilitate the launch of new sales layers by franchisees. We recognize a liability for the fair value of such guarantees upon inception of the guarantee and upon any subsequent modification, such as franchise lease renewals, when we remain contingently liable. The fair value of a guarantee is the estimated amount at which the liability could be settled in a current transaction between willing unrelated parties.

The present value of the minimum payments of the assigned leases, discounted at our pre-tax cost of debt, is approximately $675 million, at December 29, 2012. Current franchisees are the primary lessees under the vast majority of these leases. Additionally, we have guaranteed approximately $54 million of franchisee loans for various programs. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under assigned leases and certain of the loan programs. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these guarantees and, historically, we have not been required to make significant payments for guarantees. If payment on these guarantees becomes probable and estimable, we record a liability for our exposure under these guarantees. At December 29, 2012 we have recorded an immaterial liability for our exposure under these guarantees which we consider to be probable and estimable. If we begin to be required to perform under these guarantees to a greater extent, our results of operations could be negatively impacted.

See Note 2 for a further discussion of our policies regarding franchise and license operations.

See Note 19 for a further discussion of our guarantees.

Self-Insured Property and Casualty Losses

We record our best estimate of the remaining cost to settle incurred self-insured workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively "property and casualty losses"). The estimate is based on the results of an independent actuarial study and considers historical claim frequency and severity as well as changes in factors such as our business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. Additionally, our reserve includes a risk margin to cover unforeseen events that may occur over the several years required to settle claims, increasing our confidence level that the recorded reserve is adequate.

See Note 19 for a further discussion of our insurance programs.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. The most significant of these plans are in the U.S. We have recorded the under-funded status of $345 million for these U.S. plans as a pension liability in our Consolidated Balance Sheet as of December 29, 2012. These U.S. plans had a projected benefit obligation ("PBO") of $1,290 million and a fair value of plan assets of $945 million at December 29, 2012.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBOs are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBOs using a discount rate of 4.40% at December 29, 2012. This discount rate was determined with the assistance of our independent actuary. The primary basis for our discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's or S&P with cash flows that mirror our expected benefit payment cash flows under the plan. We exclude from the model those corporate debt instruments flagged by Moody's or S&P for a potential downgrade (if the potential downgrade would result in a rating below Aa by both Moody's and S&P) and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit payment cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis-point increase in this discount rate would have decreased our U.S. plans' PBOs by approximately $93 million at our measurement date. Conversely, a 50 basis-point decrease in this discount rate would have increased our U.S. plans' PBOs by approximately $105 million at our measurement date.

The pension expense we will record in 2013 is also impacted by the discount rate we selected at our measurement date. We expect pension expense for our U.S. plans to decrease approximately $8 million in 2013. The decrease is primarily driven by a decrease in amortization of net loss due to lower net unrecognized losses in Accumulated other comprehensive income. A 50 basis-point change in our discount rate assumption at our measurement date would impact our 2013 U.S. pension expense by approximately $13 million.

The assumption we make regarding our expected long-term rates of return on plan assets also impacts our pension expense. Our estimated long-term rate of return on U.S. plan assets represents the weighted-average of historical returns for each asset category, adjusted for an assessment of current market conditions. Our expected long-term rate of return on U.S. plan assets, for purposes of determining 2013 pension expense, at December 29, 2012 was 7.25%. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A one percentage-point change in our expected long-term rate of return on plan assets assumption would impact our 2013 U.S. pension expense by approximately $8 million.

A decrease in discount rates over time along with actual asset returns below expected returns have largely contributed to an unrecognized pre-tax actuarial net loss of $421 million included in Accumulated other comprehensive income (loss) for the U.S. plans at December 29, 2012. For purposes of determining 2012 pension expense, our funded status was such that we recognized $63 million of net loss in net periodic benefit cost. We will recognize approximately $58 million of such loss in 2013.

See Note 14 for further discussion of our pension plans.

Stock Options and Stock Appreciation Rights Expense

Compensation expense for stock options and stock appreciation rights ("SARs") is estimated on the grant date using a Black-Scholes option pricing model. Our assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 15. Additionally, we estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

We have determined that it is appropriate to group our stock option and SAR awards into two homogeneous groups when estimating expected term and pre-vesting forfeitures. These groups consist of grants made primarily to restaurant-level employees under our Restaurant General Manager Stock Option Plan (the "RGM Plan") and grants made to executives under our other stock award plans. Historically, approximately 10% - 15% of total options and SARs granted have been made under the RGM Plan.

Stock option and SAR grants under the RGM Plan typically cliff-vest after four years and grants made to executives under our other stock award plans typically have a graded vesting schedule and vest 25% per year over four years. We use a single weighted-average expected term for our awards that have a graded vesting schedule. We re-evaluate our expected term assumptions using historical exercise and post-vesting employment termination behavior on a regular basis. We have determined that five years and six years are appropriate expected terms for awards to restaurant-level employees and to executives, respectively.

Upon each stock award grant we re-evaluate the expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options. We have estimated pre-vesting forfeitures based on historical data. Based on such data, we believe that approximately 50% of all awards granted under the RGM Plan will be forfeited and approximately 20% of all awards granted to above-store executives will be forfeited.

Income Taxes

At December 29, 2012, we had valuation allowances of $358 million to reduce our $1.2 billion of deferred tax assets to amounts that will more likely than not be realized. The net deferred tax assets primarily relate to temporary differences in currently profitable U.S. federal and state, and foreign jurisdictions as well as U.S. federal and state capital loss and tax credit carryovers that may be carried forward generally for five and ten years, respectively. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize deferred tax assets can significantly change based on future events, including our determinations as to feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income Tax Provision when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 29, 2012 we had $309 million of unrecognized tax benefits, $184 million of which, if recognized, would impact the effective tax rate. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Additionally, we have not provided deferred tax for investments in foreign subsidiaries where the carrying values for financial reporting exceed the tax basis, totaling approximately $2.6 billion at December 29, 2012, as we believe the excess is essentially permanently invested. If our intentions regarding the duration of these investments change, deferred tax may need to be provided on this excess that could materially impact the provision for income taxes.

See Note 17 for a further discussion of our income taxes.

ITEM 7A Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of financial and commodity derivative instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have processes in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in fair value associated with interest rate swaps is offset by the opposite impact on the related debt.

At December 29, 2012 and December 31, 2011 a hypothetical 100 basis-point increase in short-term interest rates would result, over the following twelve-month period, in a reduction of approximately $3 million and $5 million, respectively, in income before income taxes. The estimated reductions are based upon the current level of variable rate debt and assume no changes in the volume or composition of that debt and include no impact from interest income related to cash and cash equivalents. In addition, the fair value of our derivative financial instruments at December 29, 2012 and December 31, 2011 would decrease approximately $10 million and $16 million, respectively, as a result of the same hypothetical 100 basis-point increase and the fair value of our Senior Unsecured Notes at December 29, 2012 and December 31, 2011 would decrease approximately $225 million and $228 million, respectively. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration.

Foreign Currency Exchange Rate Risk

Changes in foreign currency exchange rates impact the translation of our reported foreign currency denominated earnings, cash flows and net investments in foreign operations and the fair value of our foreign currency denominated financial instruments. Historically, we have chosen not to hedge foreign currency risks related to our foreign currency denominated earnings and cash flows through the use of financial instruments. We attempt to minimize the exposure related to our net investments in foreign operations by financing those investments with local currency debt when practical. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany short-term receivables and payables. At times, we utilize forward contracts to reduce our exposure related to these intercompany short-term receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

The combined Operating Profits of China, YRI and India constitute more than 70% of our segment Operating Profit in 2012, excluding unallocated income (expenses). In addition, the Company's foreign currency net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $4.2 billion as of December 29, 2012. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. For the fiscal year ended December 29, 2012 Operating Profit would have decreased approximately $190 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. This estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

Commodity Price Risk

We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

ITEM 8 Financial Statements and Supplementary Data

Index to Financial Information

	Page Reference
Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	37
Consolidated Statements of Income for the fiscal years ended December 29, 2012, December 31, 2011 and December 25, 2010	38
Consolidated Statements of Comprehensive Income for the fiscal years ended December 29, 2012, December 31, 2011 and December 25, 2010	39
Consolidated Statements of Cash Flows for the fiscal years ended December 29, 2012, December 31, 2011 and December 25, 2010	40
Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011	41
Consolidated Statements of Shareholders' Equity (Deficit) for the fiscal years ended December 29, 2012, December 31, 2011 and December 25, 2010	42
Notes to Consolidated Financial Statements	43-70
Management's Responsibility for Financial Statements	70

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above-listed financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YUM! Brands, Inc.

We have audited the accompanying consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity (deficit) for each of the fiscal years in the three-year period ended December 29, 2012. We also have audited YUM's internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. YUM's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on these consolidated financial statements and an opinion on YUM's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YUM as of December 29, 2012 and December 31, 2011, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, YUM maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/KPMG LLP

Louisville, Kentucky

February 19, 2013

Consolidated Statements of Income

YUM! BRANDS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

(in millions, except per share data)	2012	2011	2010
Revenues			
Company sales	$ 11,833	$ 10,893	$ 9,783
Franchise and license fees and income	1,800	1,733	1,560
Total revenues	13,633	12,626	11,343
Costs and Expenses, Net			
Company restaurants			
Food and paper	3,874	3,633	3,091
Payroll and employee benefits	2,620	2,418	2,172
Occupancy and other operating expenses	3,358	3,089	2,857
Company restaurant expenses	9,852	9,140	8,120
General and administrative expenses	1,510	1,372	1,277
Franchise and license expenses	133	145	110
Closures and impairment (income) expenses	37	135	47
Refranchising (gain) loss	(78)	72	63
Other (income) expense	(115)	(53)	(43)
Total costs and expenses, net	11,339	10,811	9,574
Operating Profit	2,294	1,815	1,769
Interest expense, net	149	156	175
Income Before Income Taxes	2,145	1,659	1,594
Income tax provision	537	324	416
Net Income – including noncontrolling interest	1,608	1,335	1,178
Net Income – noncontrolling interest	11	16	20
NET INCOME – YUM! BRANDS, INC.	**$ 1,597**	**$ 1,319**	**$ 1,158**
BASIC EARNINGS PER COMMON SHARE	**$ 3.46**	**$ 2.81**	**$ 2.44**
DILUTED EARNINGS PER COMMON SHARE	**$ 3.38**	**$ 2.74**	**$ 2.38**
DIVIDENDS DECLARED PER COMMON SHARE	**$ 1.24**	**$ 1.07**	**$ 0.92**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

YUM! BRANDS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

	Year Ended		
(in millions)	**2012**	**2011**	**2010**
Net income - including noncontrolling interests	$ 1,608	$ 1,335	$ 1,178
Other comprehensive income, net of tax:			
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature	27	88	7
Tax (expense) benefit	(3)	3	5
Reclassifications of currency translation adjustments into Net income	3	—	—
Tax (expense) benefit	—	—	—
Net unrealized losses arising during the year on pension and post-retirement plans	(19)	(205)	(48)
Tax (expense) benefit	9	77	18
Reclassification of pension and post-retirement losses to net income	156	34	28
Tax (expense) benefit	(57)	(12)	(8)
Net unrealized gain (loss) on derivative instruments	—	1	(2)
Tax (expense) benefit	—	—	1
Other comprehensive income, net of tax	116	(14)	1
Comprehensive income - including noncontrolling interests	1,724	1,321	1,179
Comprehensive income - noncontrolling interests	12	22	24
COMPREHENSIVE INCOME - YUM! BRANDS, INC.	**$ 1,712**	**1,299**	**$ 1,155**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Statements of Cash Flows

YUM! BRANDS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

(in millions)	2012	2011	2010
Cash Flows – Operating Activities			
Net Income – including noncontrolling interest	$ 1,608	$ 1,335	$ 1,178
Depreciation and amortization	645	628	589
Closures and impairment (income) expenses	37	135	47
Refranchising (gain) loss	(78)	72	63
Contributions to defined benefit pension plans	(119)	(63)	(52)
YUM Retirement Plan settlement charge	84	—	—
Gain upon consolidation of a former unconsolidated affiliate in China	(74)	—	—
Deferred income taxes	28	(137)	(110)
Equity income from investments in unconsolidated affiliates	(47)	(47)	(42)
Distributions of income received from unconsolidated affiliates	41	39	34
Excess tax benefit from share-based compensation	(98)	(66)	(69)
Share-based compensation expense	50	59	47
Changes in accounts and notes receivable	(18)	(39)	(12)
Changes in inventories	9	(75)	(68)
Changes in prepaid expenses and other current assets	(14)	(25)	61
Changes in accounts payable and other current liabilities	9	144	61
Changes in income taxes payable	126	109	104
Other, net	105	101	137
NET CASH PROVIDED BY OPERATING ACTIVITIES	**2,294**	**2,170**	**1,968**
Cash Flows – Investing Activities			
Capital spending	(1,099)	(940)	(796)
Proceeds from refranchising of restaurants	364	246	265
Acquisitions	(543)	(81)	(62)
Changes in restricted cash	300	(300)	—
Other, net	(27)	69	14
NET CASH USED IN INVESTING ACTIVITIES	**(1,005)**	**(1,006)**	**(579)**
Cash Flows – Financing Activities			
Proceeds from long-term debt	—	404	350
Repayments of long-term debt	(282)	(666)	(29)
Revolving credit facilities, three months or less, net	—	—	(5)
Short-term borrowings by original maturity			
More than three months – proceeds	—	—	—
More than three months – payments	—	—	—
Three months or less, net	—	—	(3)
Repurchase shares of Common Stock	(965)	(752)	(371)
Excess tax benefit from share-based compensation	98	66	69
Employee stock option proceeds	62	59	102
Dividends paid on Common Stock	(544)	(481)	(412)
Other, net	(85)	(43)	(38)
NET CASH USED IN FINANCING ACTIVITIES	**(1,716)**	**(1,413)**	**(337)**
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	**5**	**21**	**21**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(422)**	**(228)**	**1,073**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	**1,198**	**1,426**	**353**
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 776**	**$ 1,198**	**$ 1,426**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

YUM! BRANDS, INC. AND SUBSIDIARIES

DECEMBER 29, 2012 AND DECEMBER 31, 2011

(in millions)		2012		2011
ASSETS				
Current Assets				
Cash and cash equivalents	$	776	$	1,198
Accounts and notes receivable, net		301		286
Inventories		313		273
Prepaid expenses and other current assets		272		338
Deferred income taxes		111		112
Advertising cooperative assets, restricted		136		114
Total Current Assets		1,909		2,321
Property, plant and equipment, net		4,250		4,042
Goodwill		1,034		681
Intangible assets, net		690		299
Investments in unconsolidated affiliates		72		167
Restricted cash		—		300
Other assets		575		475
Deferred income taxes		481		549
TOTAL ASSETS	**$**	**9,011**	**$**	**8,834**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and other current liabilities	$	1,945	$	1,874
Income taxes payable		97		142
Short-term borrowings		10		320
Advertising cooperative liabilities		136		114
Total Current Liabilities		2,188		2,450
Long-term debt		2,932		2,997
Other liabilities and deferred credits		1,579		1,471
Total Liabilities		6,699		6,918
Redeemable noncontrolling interest		59		—
Shareholders' Equity				
Common Stock, no par value, 750 shares authorized; 451 shares and 460 shares issued in 2012 and 2011, respectively		—		18
Retained earnings		2,286		2,052
Accumulated other comprehensive income (loss)		(132)		(247)
Total Shareholders' Equity – YUM! Brands, Inc.		2,154		1,823
Noncontrolling interests		99		93
Total Shareholders' Equity		2,253		1,916
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	**$**	**9,011**	**$**	**8,834**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit)

YUM! BRANDS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND DECEMBER 25, 2010

	Yum! Brands, Inc.					
	Issued Common Stock			Accumulated Other		
(in millions)	Shares	Amount	Retained Earnings	Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at December 26, 2009	469	$ 253	$ 996	$ (224)	$ 89	$ 1,114
Net income			1,158		20	1,178
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature (net of tax impact of $5 million)				8	4	12
Pension and post-retirement benefit plans (net of tax impact of $10 million)				(10)		(10)
Net unrealized loss on derivative instruments (net of tax impact of $1 million)				(1)		(1)
Comprehensive Income						1,179
Dividends declared			(437)		(20)	(457)
Repurchase of shares of Common Stock	(10)	(390)				(390)
Employee stock option and SARs exercises (includes tax impact of $73 million)	9	168				168
Compensation-related events (includes tax impact of $7 million)	1	55				55
Balance at December 25, 2010	469	$ 86	$ 1,717	$ (227)	$ 93	$ 1,669
Net Income			1,319		16	1,335
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature (net of tax impact of $3 million)				85	6	91
Pension and post-retirement benefit plans (net of tax impact of $65 million)				(106)		(106)
Net unrealized gain on derivative instruments (net of tax impact of less than $1 million)				1		1
Comprehensive Income						1,321
Dividends declared			(501)		(22)	(523)
Repurchase of shares of Common Stock	(14)	(250)	(483)			(733)
Employee stock option and SARs exercises (includes tax impact of $71 million)	5	119				119
Compensation-related events (includes tax impact of $5 million)	—	63				63
Balance at December 31, 2011	460	$ 18	$ 2,052	$ (247)	$ 93	$ 1,916
Net Income			1,597		11	1,608
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature (net of tax impact of $3 million)				23	1	24
Reclassification of translation adjustments into income				3		3
Pension and post-retirement benefit plans (net of tax impact of $48 million)				89		89
Comprehensive Income						1,724
Noncontrolling Interest - Little Sheep acquisition					16	16
Dividends declared			(569)		(22)	(591)
Repurchase of shares of Common Stock	(15)	(191)	(794)			(985)
Employee stock option and SARs exercises (includes tax impact of $89 million)	6	111				111
Compensation-related events (includes tax impact of $11 million)		62				62
BALANCE AT DECEMBER 29, 2012	**451**	**$ —**	**$ 2,286**	**$ (132)**	**$ 99**	**$ 2,253**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Tabular amounts in millions, except share data)

NOTE 1 Description of Business

YUM! Brands, Inc. and Subsidiaries (collectively referred to herein as "YUM" or the "Company") comprises primarily the worldwide operations of KFC, Pizza Hut and Taco Bell (collectively the "Concepts"). YUM is the world's largest quick service restaurant company based on the number of system units, with over 39,000 units of which approximately 54% are located outside the U.S. in more than 125 countries and territories. YUM was created as an independent, publicly-owned company on October 6, 1997 via a tax-free distribution by our former parent, PepsiCo, Inc., of our Common Stock to its shareholders. References to YUM throughout these Consolidated Financial Statements are made using the first person notations of "we," "us" or "our."

Through our widely-recognized Concepts, we develop, operate, franchise and license a system of both traditional and non-traditional quick service restaurants. Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru or delivery service. Non-traditional units, which are principally licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate multibrand units, where two or more of our Concepts are operated in a single unit.

YUM consists of six operating segments: YUM Restaurants China ("China" or "China Division"), YUM Restaurants International ("YRI" or "International Division"), KFC U.S., Pizza Hut U.S., Taco Bell U.S., and YUM Restaurants India ("India" or "India Division"). The China Division includes mainland China, and the India Division includes India, Bangladesh, Mauritius, Nepal and Sri Lanka. YRI includes the remainder of our international operations. For financial reporting purposes, management considers the three U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). As a result of changes to our management reporting structure, in 2012 we began reporting information for our India business as a standalone reporting segment separated from YRI. While our consolidated results are not impacted, our historical segment information has been restated to be consistent with the current period presentation. In December 2011 we sold our Long John Silver's ("LJS") and A&W All American Food Restaurants ("A&W") brands to key franchise leaders and strategic investors in separate transactions. The results for these businesses through the sale date are included in the Company's results for 2011 and 2010.

NOTE 2 Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in entities that operate restaurants under our Concepts' franchise and license arrangements. We do not generally have an equity interest in our franchisee or licensee businesses with the exception of certain entities in China as discussed below. Additionally, we do not typically provide significant financial support such as loans or guarantees to our franchisees and licensees. However, we do have variable interests in certain franchisees through real estate lease arrangements with them to which we are a party. At the end of 2012, YUM has future lease payments due from franchisees, on a nominal basis, of approximately $430 million. As our franchise and license arrangements provide our franchisee and licensee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might otherwise be considered a VIE.

See Note 19 for additional information on an entity that operates a franchise lending program that is a VIE in which we have a variable interest but for which we are not the primary beneficiary and thus do not consolidate.

Certain investments in entities that operate KFCs in China are accounted for by the equity method. These entities are not VIEs and our lack of majority voting rights precludes us from controlling these affiliates. Thus, we do not consolidate these affiliates, instead accounting for them under the equity method. Our share of the net income or loss of those unconsolidated affiliates is included in Other (income) expense. On February 1, 2012, we acquired an additional 66% interest in Little Sheep Group Limited ("Little Sheep"). As a result, we began consolidating this business, which was previously accounted for using the equity method. See Note 4 for a further description of the accounting upon acquisition of additional interest in Little Sheep.

We report Net income attributable to non-controlling interests, which include the minority shareholders of the entities that operate the KFCs in Beijing and Shanghai, China and the minority shareholders of Little Sheep, separately on the face of our Consolidated Statements of Income. The portion of equity not attributable to the Company is reported within equity, separately from the Company's equity on the Consolidated Balance Sheets. The shareholder that owns the remaining 7% ownership interest in Little Sheep holds an option that, if exercised, requires us to redeem their non-controlling interest. Redemption may occur any time after the third anniversary of the acquisition. This Redeemable non-controlling interest is classified outside permanent equity and recorded in the Consolidated Balance Sheet as the greater of the initial carrying amount adjusted for the non-controlling interest's share of net income (loss) or its redemption value.

We participate in various advertising cooperatives with our franchisees and licensees established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising cooperatives are required for both Company-owned and franchise restaurants and are generally based on a percent of restaurant sales. We maintain certain variable interests in these cooperatives. As the cooperatives are required to spend all funds collected on advertising and promotional programs, total equity at risk is not sufficient to permit the cooperatives to finance their activities without additional subordinated financial support. Therefore, these cooperatives are VIEs. As a result of our voting rights, we consolidate certain of these cooperatives for which we are the primary beneficiary. The Advertising cooperatives assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used to settle obligations of the respective cooperative. The Advertising cooperative liabilities represent the corresponding obligation arising from the receipt of the contributions to purchase advertising and promotional programs for which creditors do not have recourse to the general credit of the primary beneficiary. Therefore, we report all assets and liabilities of these advertising cooperatives that we consolidate as Advertising cooperative assets, restricted and Advertising cooperative liabilities in the Consolidated Balance Sheet. As the contributions to these cooperatives are designated and segregated for advertising, we act as an agent for the franchisees and licensees with regard to these contributions. Thus, we do not reflect franchisee and licensee contributions to these cooperatives in our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Fiscal Year. Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. The first three quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our subsidiaries operate on similar fiscal calendars except that China, India and certain other international subsidiaries operate on a monthly calendar, and thus never have a 53rd week, with two months in the first quarter, three months in the second and third quarters and four months in the fourth quarter. YRI closes one period earlier to facilitate consolidated reporting.

Fiscal year 2011 included 53 weeks for our U.S. businesses and a portion of our YRI business. The 53rd week in 2011 added $91 million to total revenues, $15 million to Restaurant profit and $25 million to Operating Profit in our 2011 Consolidated Statement of Income. The $25 million benefit was offset throughout 2011 by investments, including franchise development incentives, as well as higher-than-normal spending, such as restaurant closures in the U.S. and YRI.

Foreign Currency. The functional currency of our foreign entities is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions. The operations, assets and liabilities of our entities outside the United States are initially measured using the functional currency of that entity. Income and expense accounts for our operations of these foreign entities are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities of these foreign entities are then translated into U.S. dollars at exchange rates in effect at the balance sheet date. As of December 29, 2012, net cumulative translation adjustment gains of $166 million are recorded in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

As we manage and share resources at either the country level for all of our brands in a country or, for some countries in which we have more significant operations, at the individual brand level within the country, cumulative translation adjustments are recorded and tracked at the foreign-entity level that represents either our entire operations within a country or the operations of our individual brands within that country. Translation adjustments recorded in Accumulated other comprehensive income (loss) are subsequently recognized as income or expense generally only upon sale or upon complete or substantially complete liquidation of the related investment in a foreign entity. For purposes of determining whether a sale or complete or substantially complete liquidation of an investment in a foreign entity has occurred, we consider those same foreign entities for which we record and track cumulative translation adjustments. Restaurant closures and refranchising transactions during the periods presented constituted disposals or sales of assets within our foreign entities and thus did not result in any translation adjustments being recognized as income or expense.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statement of Income.

Reclassifications. We have reclassified certain items in the Consolidated Financial Statements for prior periods to be comparable with the classification for the fiscal year ended December 29, 2012. These reclassifications had no effect on previously reported Net Income - YUM! Brands, Inc.

Franchise and License Operations. We execute franchise or license agreements for each unit operated by third parties which set out the terms of our arrangement with the franchisee or licensee. Our franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

The internal costs we incur to provide support services to our franchisees and licensees are charged to General and Administrative ("G&A") expenses as incurred. Certain direct costs of our franchise and license operations are charged to franchise and license expenses. These costs include provisions for estimated uncollectible fees, rent or depreciation expense associated with restaurants we lease or sublease to franchisees, franchise and license marketing funding, amortization expense for franchise-related intangible assets and certain other direct incremental franchise and license support costs.

Revenue Recognition. Revenues from Company-owned restaurants are recognized when payment is tendered at the time of sale. The Company presents sales net of sales-related taxes. Income from our franchisees and licensees includes initial fees, continuing fees, renewal fees and rental income from restaurants we lease or sublease to them. We recognize initial fees received from a franchisee or licensee as revenue when we have performed substantially all initial services required by the franchise or license agreement, which is generally upon the opening of a store. We recognize continuing fees based upon a percentage of franchisee and licensee sales and rental income as earned. We recognize renewal fees when a renewal agreement with a franchisee or licensee becomes effective. We present initial fees collected upon the sale of a restaurant to a franchisee in Refranchising (gain) loss.

While the majority of our franchise agreements are entered into with terms and conditions consistent with those at a prevailing market rate, there are instances when we enter into franchise agreements with terms that are not at market rates (for example, below-market continuing fees) for a specified period of time. We recognize the estimated value of terms in franchise agreements entered into concurrently with a refranchising transaction that are not consistent with market terms as part of the upfront refranchising gain (loss) and amortize that amount into Franchise and license fees and income over the period such terms are in effect. The value of terms that are not considered to be at market within franchise agreements is estimated based upon the difference between cash expected to be received under the franchise agreement and cash that would have been expected to be received under a franchise agreement with terms substantially consistent with market.

Direct Marketing Costs. We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. To the extent we participate in advertising cooperatives, we expense our contributions as incurred which are generally based on a percentage of sales. Our advertising expenses were $608 million, $593 million and $557 million in 2012, 2011 and 2010, respectively. We report substantially all of our direct marketing costs in Occupancy and other operating expenses.

Research and Development Expenses. Research and development expenses, which we expense as incurred, are reported in G&A expenses. Research and development expenses were $30 million, $34 million and $33 million in 2012, 2011 and 2010, respectively.

Share-Based Employee Compensation. We recognize all share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), in the Consolidated Financial Statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest. We present this compensation cost consistent with the other compensation costs for the employee recipient in either Payroll and employee benefits or G&A expenses.

Legal Costs. Settlement costs are accrued when they are deemed probable and estimable. Anticipated legal fees related to self-insured workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses") are accrued when deemed probable and estimable. Legal fees not related to self-insured property and casualty losses are recognized as incurred.

Impairment or Disposal of Property, Plant and Equipment. Property, plant and equipment ("PP&E") is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for our restaurants, we have concluded that an individual restaurant is the lowest level of independent cash flows unless our intent is to refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily PP&E and allocated intangible assets subject to amortization) semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our semi-annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity-specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write-down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets and is determined by discounting the estimated future after-tax cash flows of the restaurant, which include a deduction we would receive under a franchise agreement with terms substantially at market. The after-tax cash flows incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement. The discount rate used in the fair value calculation is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

In executing our refranchising initiatives, we most often offer groups of restaurants for sale. When we believe a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets at the date it is considered more likely than not that they will be refranchised by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants, which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising (gain) loss. We classify restaurants as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise; (b) the restaurants can be immediately removed from operations; (c) we have begun an active program to locate a buyer; (d) the restaurant is being actively marketed at a reasonable market price; (e) significant changes to the plan of sale are not likely; and (f) the sale is probable within one year. Restaurants classified as held for sale are recorded at the lower of their carrying value or fair value less cost to sell. We recognize estimated losses on restaurants that are classified as held for sale in Refranchising (gain) loss.

Refranchising (gain) loss includes the gains or losses from the sales of our restaurants to new and existing franchisees, including impairment charges discussed above, and the related initial franchise fees. We recognize gains on restaurant refranchisings when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the franchisee can meet its financial obligations. If the criteria for gain recognition are not met, we defer the gain to the extent we have a remaining financial exposure in connection with the sales transaction. Deferred gains are recognized when the gain recognition criteria are met or as our financial exposure is reduced. When we make a decision to retain a store, or group of stores, previously held for sale, we revalue the store at the lower of its (a) net book value at our original sale decision date less normal depreciation and amortization that would have been recorded during the period held for sale or (b) its current fair value. This value becomes the store's new cost basis. We record any resulting difference between the store's carrying amount and its new cost basis to Closure and impairment (income) expense.

When we decide to close a restaurant, it is reviewed for impairment and depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income, if any. Any costs recorded upon store closure as well as any subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination or changes in estimates of sublease income are recorded in Closures and impairment (income) expenses. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Closures and impairment (income) expenses.

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Impairment of Investments in Unconsolidated Affiliates. We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. We recorded no impairment associated with our investments in unconsolidated affiliates during 2012, 2011 and 2010.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken. The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for the fair value of such lease guarantees upon refranchising and upon subsequent renewals of such leases when we remain contingently liable. The related expense and any subsequent changes in the guarantees are included in Refranchising (gain) loss. The related expense and subsequent changes in the guarantees for other franchise support guarantees not associated with a refranchising transaction are included in Franchise and license expense.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we consider the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions that are expected to affect future levels of taxable income. Where we determine that it is more likely than not that all or a portion of an asset will not be realized, we record a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. We evaluate these amounts on a quarterly basis to insure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. Changes in judgment that result in subsequent recognition, derecognition or a change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of its Income tax provision.

See Note 17 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
Level 3	Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months), including short-term, highly liquid debt securities.

Receivables. The Company's receivables are primarily generated as a result of ongoing business relationships with our franchisees and licensees as a result of franchise, license and lease agreements. Trade receivables consisting of royalties from franchisees and licensees are generally due within 30 days of the period in which the corresponding sales occur and are classified as Accounts and notes receivable on our Consolidated Balance Sheets. Our provision for uncollectible franchise and licensee receivable balances is based upon pre-defined aging criteria or upon the occurrence of other events that indicate that we may not collect the balance due. Additionally, we monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe it probable that our franchisees or licensees will be unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Uncollectible franchise and license trade receivables consisted of $1 million in net recoveries and $7 million and $3 million in net provisions which were included in Franchise and license expenses in 2012, 2011 and 2010, respectively. Trade receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts.

	2012	2011
Accounts and notes receivable	$ 313	$ 308
Allowance for doubtful accounts	(12)	(22)
Accounts and notes receivable, net	$ 301	$ 286

Our financing receivables primarily consist of notes receivables and direct financing leases with franchisees which we enter into from time to time. As these receivables primarily relate to our ongoing business agreements with franchisees and licensees, we consider such receivables to have similar risk characteristics and evaluate them as one collective portfolio segment and class for determining the allowance for doubtful accounts. We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe it probable that our franchisees or licensees will be unable to make their required payments. Balances of notes receivable and direct financing leases due within one year are included in Accounts and Notes Receivable while amounts due beyond one year are included in Other assets. Amounts included in Other assets totaled $18 million (net of an allowance of $3 million) and $15 million (net of an allowance of $4 million) at December 29, 2012 and December 31, 2011, respectively. Financing receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. Interest income recorded on financing receivables has traditionally been insignificant.

Inventories. We value our inventories at the lower of cost (computed on the first-in, first-out method) or market.

Property, Plant and Equipment. We state property, plant and equipment at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and improvements, 3 to 20 years for machinery and equipment and 3 to 7 years for capitalized software costs. As discussed above, we suspend depreciation and amortization on assets related to restaurants that are held for sale.

Leases and Leasehold Improvements. The Company leases land, buildings or both for nearly 6,700 of its restaurants worldwide. Lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as capital or operating and the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably assured at the inception of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property. Leasehold improvements, which are a component of buildings and improvements described above, are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease.

We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Additionally, certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the lease term. For leases with fixed escalating payments and/or rent holidays, we record rent expense on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments and are included in rent expense when attainment of the contingency is considered probable (e.g. when Company sales occur).

Internal Development Costs and Abandoned Site Costs. We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that it is probable a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

Goodwill and Intangible Assets. From time to time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our operating segments in the U.S. (see Note 18), our YRI business units (which are aligned based on geography), our India Division, and our China Division brands. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the combination even though other assets or liabilities acquired may not be assigned to that reporting unit. The amount of goodwill assigned to a reporting unit that has not been assigned any of the other assets acquired or liabilities assumed is determined by comparing the fair value of the reporting unit before the acquisition to the fair value of the reporting unit after the acquisition.

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using discounted expected future after-tax cash flows from Company operations and franchise royalties. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. If the restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which includes a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transition. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and includes the value of franchise agreements. Appropriate adjustments are made if such franchise agreement includes terms that are determined to not be at prevailing market rates. As such, the fair value of the reporting unit retained can include expected cash flows from future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and company restaurant operations. As a result, the percentage of a reporting unit's goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit's company restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants.

We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Intangible assets that are deemed to have a definite life are amortized on a straight-line basis to their residual value.

We evaluate our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. We also perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter.

Our definite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable on a undiscounted basis is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Derivative Financial Instruments. We use derivative instruments primarily to hedge interest rate and foreign currency risks. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the derivative instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 12 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Common Stock Share Repurchases. From time to time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, upon the trade date, against Common Stock on our Consolidated Balance Sheet except when to do so would result in a negative balance in such Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases as a reduction in retained earnings. Due to the large number of share repurchases and the increase in the market value of our stock over the past several years, our Common Stock balance is frequently zero at the end of any period. Accordingly, $794 million and $483 million in share repurchases were recorded as a reduction in Retained Earnings in 2012 and 2011, respectively. Our Common Stock balance was such that no share repurchases impacted Retained Earnings in 2010. See Note 16 for additional information.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligations and the fair value of plan assets. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the projected benefit obligations and the fair value of plan assets that has not previously been recognized in our Consolidated Statement of Income is recorded as a component of Accumulated other comprehensive income (loss).

We recognize settlement gains or losses only when the cost of all settlements in a year exceeds the sum of the service and interest costs within an individual plan.

NOTE 3 Earnings Per Common Share ("EPS")

	2012	2011	2010
NET INCOME – YUM! BRANDS, INC.	**$ 1,597**	**$ 1,319**	**$ 1,158**
Weighted-average common shares outstanding (for basic calculation)	461	469	474
Effect of dilutive share-based employee compensation	12	12	12
WEIGHTED-AVERAGE COMMON AND DILUTIVE POTENTIAL COMMON SHARES OUTSTANDING (FOR DILUTED CALCULATION)	**473**	**481**	**486**
BASIC EPS	**$ 3.46**	**$ 2.81**	**$ 2.44**
DILUTED EPS	**$ 3.38**	**$ 2.74**	**$ 2.38**
UNEXERCISED EMPLOYEE STOCK OPTIONS AND STOCK APPRECIATION RIGHTS (IN MILLIONS) EXCLUDED FROM THE DILUTED EPS COMPUTATION[(a)]	**3.1**	**4.2**	**2.2**

(a) *These unexercised employee stock options and stock appreciation rights were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.*

Form 10-K

NOTE 4 Items Affecting Comparability of Net Income and Cash Flows

U.S. Business Transformation

As part of our plan to transform our U.S. business we took several measures in 2012, 2011 and 2010 ("the U.S. business transformation measures"). These measures included: continuation of our U.S. refranchising; General and Administrative ("G&A") productivity initiatives and realignment of resources (primarily severance and early retirement costs).

For information on our U.S. refranchising, see the Refranchising (Gain) Loss section on page 50.

In connection with our G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs), we recorded pre-tax charges of $5 million, $21 million and $9 million in the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively. The unpaid current liability for the severance portion of these charges was $5 million and $18 million as of December 29, 2012 and December 31, 2011, respectively. Severance payments in the years ended December 29, 2012, December 31, 2011 and December 25, 2010 totaled approximately $14 million, $4 million and $7 million respectively.

We are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes as we do not believe they are indicative of our ongoing operations. Additionally, we did not include the depreciation reduction of $3 million, $10 million and $9 million for the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively, arising from the impairment of the KFCs offered for sale in the year ended December 25, 2010 within our U.S. segment for performance reporting purposes. Rather, we recorded such reduction as a credit within unallocated Occupancy and other operating expenses resulting in depreciation expense for the impaired restaurants we continued to own being recorded in the U.S. segment at the rate at which it was prior to the impairment charge being recorded.

YUM Retirement Plan Settlement Charge

During the fourth quarter of 2012, the Company allowed certain former employees with deferred vested balances in the YUM Retirement Plan ("the Plan") an opportunity to voluntarily elect an early payout of their pension benefits. We paid out $227 million, all of which was funded from existing pension plan assets.

As a result of settlement payments exceeding the sum of service and interest costs within the Plan, pursuant to our policy, we recorded a pre-tax settlement charge of $84 million in General and administrative expenses in the fourth quarter of 2012 which was not allocated for segment reporting purposes. See Note 14 for further discussion of our pension plans.

LJS and A&W Divestitures

In 2011 we sold the Long John Silver's and A&W All American Food Restaurants brands to key franchise leaders and strategic investors in separate transactions.

We recognized $86 million of pre-tax losses and other costs primarily in Closures and impairment (income) expenses during 2011 as a result of these transactions. Additionally, we recognized $104 million of tax benefits related to tax losses associated with the transactions.

We are not including the pre-tax losses and other costs in our U.S. and YRI segments for performance reporting purposes as we do not believe they are indicative of our ongoing operations. In 2012, System sales and Franchise and license fees and income in the U.S. were negatively impacted by 5% and 6%, respectively, due to these divestitures while YRI's system sales and Franchise and license fees and income were both negatively impacted by 1%. While these divestitures negatively impacted both the U.S. and YRI segments' Operating Profit by 1% in 2012, the impact on our consolidated Operating Profit was not significant.

Little Sheep Acquisition

On February 1, 2012 we acquired an additional 66% interest in Little Sheep Group Limited ("Little Sheep") for $540 million, net of cash acquired of $44 million, increasing our ownership to 93%. The acquisition was driven by our strategy to build leading brands across China in every significant category. Prior to our acquisition of this additional interest, our 27% interest in Little Sheep was accounted for under the equity method of accounting. As a result of the acquisition we obtained voting control of Little Sheep, and thus we began consolidating Little Sheep upon acquisition. As required by GAAP, we remeasured our previously held 27% ownership in Little Sheep, which had a recorded value of $107 million at the date of acquisition, at fair value based on Little Sheep's traded share price immediately prior to our offer to purchase the business and recognized a non-cash gain of $74 million. This gain, which resulted in no related income tax expense, was recorded in Other (income) expense on our Consolidated Statement of Income and was not allocated to any segment for performance reporting purposes.

We recorded the following assets acquired and liabilities assumed upon acquisition of Little Sheep as a result of our purchase price allocation:

Current assets, including cash of $44	$	109
Property, plant and equipment		64
Goodwill		376
Intangible assets, including indefinite-lived trademark of $404		421
Other assets		35
Total assets acquired		1,005
Deferred taxes		105
Other liabilities		60
Total liabilities assumed		165
Redeemable noncontrolling interest		59
Other noncontrolling interests		16
NET ASSETS ACQUIRED	**$**	**765**

The fair values of intangible assets were determined using an income approach based on expected cash flows. The goodwill recorded resulted from the value expected to be generated from applying YUM's processes and knowledge in China, including YUM's development capabilities, to the Little Sheep business. The goodwill is not expected to be deductible for income tax purposes and has been allocated to the China operating segment.

As part of the acquisition, YUM granted an option to the shareholder that holds the remaining 7% ownership interest in Little Sheep that would require us to purchase their remaining shares owned upon exercise, which may occur any time after the third anniversary of the acquisition. This noncontrolling interest has been recorded as a Redeemable noncontrolling interest in the Consolidated Balance Sheet. The Redeemable noncontrolling interest is reported at its fair value of $59 million at the date of acquisition, which is based on the Little Sheep traded share price immediately subsequent to our offer to purchase the additional interest.

Under the equity method of accounting, we previously reported our 27% share of the net income of Little Sheep as Other (income) expense in the Consolidated Statements of Income. From the date of the acquisition, we have reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income - noncontrolling interest. Little Sheep reports on a one month lag, and as a result, their consolidated results are included in the China Division from the beginning of the quarter ended June 16, 2012. In 2012, the consolidation of Little Sheep increased China Division revenues by 4% and did not have a significant impact on China Division Operating Profit.

The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2011 would not have been significant.

YRI Acquisitions

In 2011, YRI acquired 68 KFC restaurants from an existing franchisee in South Africa for $71 million.

In 2010, we completed the exercise of our option with our Russian partner to purchase their interest in the co-branded Rostik's-KFC restaurants across Russia and the Commonwealth of Independent States. As a result, we acquired company ownership of 50 restaurants and gained full rights and responsibilities as franchisor of 81 restaurants, which our partner previously managed as master franchisee. We paid cash of $60 million, net of settlement of a long-term note receivable of $11 million, and assumed long-term debt of $10 million which was subsequently repaid. Of the remaining balance of the purchase price of $12 million, a payment of $9 million was made in July 2012 and the remainder is expected to be paid in cash during 2013.

The impact of consolidating these businesses on all line-items within our Consolidated Statement of Income was insignificant to the comparison of our year-over-year results.

Refranchising (Gain) Loss

The Refranchising (gain) loss by reportable segment is presented below. We do not allocate such gains and losses to our segments for performance reporting purposes.

	Refranchising (gain) loss		
	2012	2011	2010
China	$ (17)	$ (14)	$ (8)
YRI[(a)(b)(c)]	61	69	53
U.S.[(d)]	(122)	17	18
India	—	—	—
WORLDWIDE	**$ (78)**	**$ 72**	**$ 63**

(a) *During the fourth quarter of 2012, we refranchised our remaining 331 Company-owned Pizza Hut dine-in restaurants in the United Kingdom. The newly signed franchise agreement for these stores allows the franchisee to pay continuing franchise fees in the initial years of the agreement at a reduced rate. We agreed to allow the franchisee to pay these reduced fees in part as consideration for their assumption of lease liabilities related to underperforming stores that we anticipate they will close that were part of the refranchising. We recognize the estimated value of terms in franchise agreements entered into concurrently with a refranchising transaction that are not consistent with market terms as part of the upfront refranchising gain (loss). Accordingly, upon the closing of this refranchising we recognized a loss of $53 million representing the estimated value of these reduced continuing fees. The associated deferred credit is recorded within Other liabilities and deferred credits in our Consolidated Balance Sheet as of December 29, 2012 and will be amortized into YRI's Franchise and license fees and income over the next 4 years, including $16 million in 2013. This upfront loss largely contributed to a $70 million Refranchising loss we recognized during 2012 as a result of this refranchising. Also included in that loss was the write-off of $14 million in goodwill allocated to the Pizza Hut UK reporting unit. The remaining carrying value of goodwill allocated to our Pizza Hut UK business of $87 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Pizza Hut UK reporting unit exceeded its carrying amount. An income tax benefit of $9 million was recorded in 2012 as a result of this $70 million refranchising loss.*

During 2011, we recorded a $76 million charge in Refranchising gain (loss) as a result of our decision to refranchise or close all of our remaining company-owned Pizza Hut UK dine-in restaurants, primarily to write down these restaurants' long-lived assets to their then estimated fair value. Impairment charges of Pizza Hut UK long-lived assets incurred as a result of this decision, including the charge mentioned in the previous sentence, reduced depreciation expense versus what would have otherwise been recorded by $13 million and $3 million for the years ended December 29, 2012 and December 31, 2011, respectively.

(b) *In the year ended December 25, 2010 we recorded a $52 million loss on the refranchising of our Mexico equity market as we sold all of our Company-owned restaurants, comprised of 222 KFCs and 123 Pizza Huts, to an existing Latin American franchise partner. The buyer is serving as the master franchisee for Mexico which had 102 KFC and 53 Pizza Hut franchise restaurants at the time of the transaction. The write-off of goodwill included in this loss was minimal as our Mexico reporting unit included an insignificant amount of goodwill. This loss did not result in any related income tax benefit.*

(c) *During the year ended December 25, 2010 we refranchised all of our remaining company restaurants in Taiwan, which consisted of 124 KFCs. We included in our December 25, 2010 financial statements a write-off of $7 million of goodwill in determining the loss on refranchising of Taiwan. This loss did not result in a related income tax benefit. The remaining carrying value of goodwill related to our Taiwan business of $30 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Taiwan reporting unit exceeded its carrying amount.*

(d) *U.S. Refranchising (gain) loss in the year ended December 29, 2012 is primarily due to gains on sales of Taco Bells. U.S. Refranchising (gain) loss in the years ended December 31, 2011 and December 25, 2010 is primarily due to losses on sales of and offers to refranchise KFCs in the U.S. The non-cash impairment charges that were recorded related to our offers to refranchise these company-operated KFC restaurants in the U.S. decreased depreciation expense versus what would have otherwise been recorded by $3 million, $10 million and $9 million in the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively. These depreciation reductions were not allocated to the U.S. segment resulting in depreciation expense in the U.S. segment results continuing to be recorded at the rate at which it was prior to the impairment charges being recorded for these restaurants.*

See Note 2 for our policy for writing off goodwill in a refranchising transaction.

Store Closure and Impairment Activity

Store closure (income) costs and Store impairment charges by reportable segment are presented below. These tables exclude $80 million of net losses recorded in 2011 related to the LJS and A&W divestitures. This amount was not allocated to any segment for performance reporting purposes:

	2012				
	China	YRI	U.S.	India	Worldwide
Store closure (income) costs[(a)]	$ (4)	$ 12	$ —	$ —	$ 8
Store impairment charges	13	7	9	—	29
CLOSURE AND IMPAIRMENT (INCOME) EXPENSES	**$ 9**	**$ 19**	**$ 9**	**$ —**	**$ 37**

	2011				
	China	YRI	U.S.	India	Worldwide
Store closure (income) costs[(a)]	$ (1)	$ 4	$ 4	$ —	$ 7
Store impairment charges	13	18	17	—	48
CLOSURE AND IMPAIRMENT (INCOME) EXPENSES	**$ 12**	**$ 22**	**$ 21**	**$ —**	**$ 55**

	2010				
	China	YRI	U.S.	India	Worldwide
Store closure (income) costs[(a)]	$ —	$ 2	$ 3	$ —	$ 5
Store impairment charges	16	12	14	—	42
CLOSURE AND IMPAIRMENT (INCOME) EXPENSES	**$ 16**	**$ 14**	**$ 17**	**$ —**	**$ 47**

(a) *Store closure (income) costs include the net gain or loss on sales of real estate on which we formerly operated a Company restaurant that was closed, lease reserves established when we cease using a property under an operating lease and subsequent adjustments to those reserves and other facility-related expenses from previously closed stores.*

The following table summarizes the 2012 and 2011 activity related to reserves for remaining lease obligations for closed stores.

		Beginning Balance	Amounts Used	New Decisions	Estimate/ Decision Changes	CTA/Other		Ending Balance
2012 Activity	$	34	(14)	3	3	1	$	27
2011 Activity	$	28	(12)	17	2	(1)	$	34

NOTE 5 Supplemental Cash Flow Data

		2012		2011		2010
Cash Paid For:						
Interest	$	166	$	199	$	190
Income taxes		417		349		357
Significant Non-Cash Investing and Financing Activities:						
Capital lease obligations incurred	$	17	$	58	$	16
Capital lease obligations relieved, primarily through divestitures		112		65		1
Increase (decrease) in accrued capital expenditures		35		55		51

NOTE 6 Franchise and License Fees and Income

		2012		2011		2010
Initial fees, including renewal fees	$	92	$	83	$	68
Initial franchise fees included in Refranchising (gain) loss		(24)		(21)		(15)
		68		62		53
Continuing fees and rental income		1,732		1,671		1,507
	$	**1,800**	**$**	**1,733**	**$**	**1,560**

NOTE 7 Other (Income) Expense

		2012		2011		2010
Equity income from investments in unconsolidated affiliates	$	(47)	$	(47)	$	(42)
Gain upon acquisition of Little Sheep[(a)]		(74)		—		—
Foreign exchange net (gain) loss and other[(b)]		6		(6)		(1)
Other (income) expense	$	(115)	$	(53)	$	(43)

(a) See Note 4 for further details on the acquisition of Little Sheep.

(b) Includes $6 million for the year ended December 29, 2012 of deal costs related to the acquisition of Little Sheep that were allocated to the China Division for performance reporting purposes.

Form 10-K

NOTE 8 Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets		2012		2011
Income tax receivable	$	55	$	150
Assets held for sale[(a)]		56		24
Other prepaid expenses and current assets		161		164
	$	**272**	**$**	**338**

(a) Primarily reflects restaurants we have offered for sale to franchisees.

Property, Plant and Equipment	2012	2011
Land	$ 469	$ 527
Buildings and improvements	4,093	3,856
Capital leases, primarily buildings	200	316
Machinery and equipment	2,627	2,568
Property, Plant and equipment, gross	7,389	7,267
Accumulated depreciation and amortization	(3,139)	(3,225)
PROPERTY, PLANT AND EQUIPMENT, NET	**$ 4,250**	**$ 4,042**

Depreciation and amortization expense related to property, plant and equipment was $629 million, $599 million and $565 million in 2012, 2011 and 2010, respectively.

Accounts Payable and Other Current Liabilities	2012	2011
Accounts payable	$ 684	$ 712
Accrued capital expenditures	264	229
Accrued compensation and benefits	487	440
Dividends payable	151	131
Accrued taxes, other than income taxes	103	112
Other current liabilities	256	250
	$ 1,945	**$ 1,874**

NOTE 9 Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	China	YRI	U.S.	India	Worldwide
Balance as of December 25, 2010					
Goodwill, gross	$ 85	$ 269	$ 348	$ —	$ 702
Accumulated impairment losses	—	(17)	(26)	—	(43)
Goodwill, net	85	252	322	—	659
Acquisitions[(a)]	—	32	—	—	32
Disposals and other, net[(b)]	3	(2)	(11)	—	(10)
Balance as of December 31, 2011[(c)]					
Goodwill, gross	88	299	311	—	698
Accumulated impairment losses	—	(17)	—	—	(17)
Goodwill, net	88	282	311	—	681
Acquisitions[(d)]	376	—	—	—	376
Disposals and other, net[(b)]	2	(11)	(14)	—	(23)
Balance as of December 29, 2012					
Goodwill, gross	466	288	297	—	1,051
Accumulated impairment losses	—	(17)	—	—	(17)
GOODWILL, NET	**$ 466**	**$ 271**	**$ 297**	**$ —**	**$ 1,034**

(a) *We recorded goodwill in our YRI segment related to the acquisition of 68 stores in South Africa. See Note 4.*

(b) *Disposals and other, net includes the impact of foreign currency translation on existing balances and goodwill write-offs associated with refranchising.*

(c) *As a result of the LJS and A&W divestitures in 2011, we disposed of $26 million of goodwill assigned to our LJS and A&W reporting unit that was previously fully impaired. Goodwill that was assigned to our KFC U.S. and Taco Bell U.S. reporting units upon the acquisition of LJS and A&W and that has not been previously included in the carrying amounts of restaurants disposed of was not impaired, totals approximately $130 million and remains on our Consolidated Balance Sheet at December 29, 2012.*

(d) *We recorded goodwill of $376 million related to our acquisition of Little Sheep. See Note 4.*

Form 10-K

Intangible assets, net for the years ended 2012 and 2011 are as follows:

	2012		2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets				
Reacquired franchise rights	$ 163	$ (47)	$ 167	$ (33)
Franchise contract rights	131	(84)	130	(77)
Lease tenancy rights	57	(12)	58	(12)
Favorable operating leases	21	(11)	29	(13)
Other	51	(19)	33	(14)
	$ 423	**$ (173)**	**$ 417**	**$ (149)**
Indefinite-lived intangible assets				
KFC trademark	$ 31		$ 31	
Little Sheep trademark	409		—	
	$ 440		**$ 31**	

Amortization expense for all definite-lived intangible assets was $28 million in 2012, $31 million in 2011 and $29 million in 2010. Amortization expense for definite-lived intangible assets will approximate $27 million in 2013, $24 million in 2014, $23 million annually in 2015 and 2016 and $21 million in 2017.

NOTE 10 Short-term Borrowings and Long-term Debt

	2012	2011
Short-term Borrowings		
Current maturities of long-term debt	$ 10	$ 315
Current portion of fair value hedge accounting adjustment (See Note 12)	—	5
	$ 10	**$ 320**
Long-term Debt		
Senior Unsecured Notes	$ 2,750	$ 3,012
Unsecured Revolving Credit Facility, expires March 2017	—	—
Capital lease obligations (See Note 11)	170	279
	2,920	3,291
Less current maturities of long-term debt	(10)	(315)
Long-term debt excluding long-term portion of hedge accounting adjustment	2,910	2,976
Long-term portion of fair value hedge accounting adjustment (See Note 12)	22	21
LONG-TERM DEBT INCLUDING HEDGE ACCOUNTING ADJUSTMENT	**$ 2,932**	**$ 2,997**

In 2012, the Company executed a five-year syndicated senior unsecured revolving credit facility (the "Credit Facility") totaling $1.3 billion which replaced a syndicated revolving domestic credit facility in the amount of $1.15 billion and a syndicated revolving international credit facility of $350 million that were both set to expire in November 2012. The Credit Facility includes 24 participating banks with commitments ranging from $23 million to $115 million and expires on March 31, 2017. Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 29, 2012, our unused Credit Facility totaled $1.2 billion net of outstanding letters of credit of $63 million. There were no borrowings outstanding under the Credit Facility at December 29, 2012. The interest rate for most borrowings under the Credit Facility ranges from 1.00% to 1.75% over the London Interbank Offered Rate ("LIBOR"). The exact spread over LIBOR under the Credit Facility depends upon our performance against specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

The Credit Facility is unconditionally guaranteed by our principal domestic subsidiaries. This agreement contains financial covenants relating to maintenance of leverage and fixed charge coverage ratios and also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's strong balance sheet and cash flows, we were able to comply with all debt covenant requirements at December 29, 2012 with a considerable amount of cushion. Additionally, the Credit Facility contains cross-default provisions whereby our failure to make any payment on our indebtedness in a principal amount in excess of $125 million, or the acceleration of the maturity of any such indebtedness, will constitute a default under such agreement.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2014 through 2037 and stated interest rates ranging from 2.38% to 6.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Our Senior Unsecured Notes provide that the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million will constitute a default under the Senior Unsecured Notes if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after notice.

During the third quarter of 2012 we repaid $263 million of Senior Unsecured Notes upon their maturity primarily with existing cash on hand.

The following table summarizes all Senior Unsecured Notes issued that remain outstanding at December 29, 2012:

Issuance Date[(a)]	Maturity Date	Principal Amount (in millions)	Interest Rate Stated	Interest Rate Effective[(b)]
April 2006	April 2016	$ 300	6.25%	6.03%
October 2007	March 2018	$ 600	6.25%	6.38%
October 2007	November 2037	$ 600	6.88%	7.29%
August 2009	September 2015	$ 250	4.25%	4.44%
August 2009	September 2019	$ 250	5.30%	5.59%
August 2010	November 2020	$ 350	3.88%	4.01%
August 2011	November 2021	$ 350	3.75%	3.88%
September 2011	September 2014	$ 56	2.38%	2.89%

(a) Interest payments commenced approximately six months after issuance date and are payable semi-annually thereafter.

(b) Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward-starting interest rate swaps utilized to hedge the interest rate risk prior to the debt issuance. Excludes the effect of any swaps that remain outstanding as described in Note 12.

The annual maturities of short-term borrowings and long-term debt as of December 29, 2012, excluding capital lease obligations of $170 million and fair value hedge accounting adjustments of $22 million, are as follows:

Year ended:	
2013	$ —
2014	56
2015	250
2016	300
2017	—
Thereafter	2,150
TOTAL	**$ 2,756**

Interest expense on short-term borrowings and long-term debt was $169 million, $184 million and $195 million in 2012, 2011 and 2010, respectively.

NOTE 11 Leases

At December 29, 2012 we operated nearly 7,600 restaurants, leasing the underlying land and/or building in nearly 6,700 of those restaurants with the vast majority of our commitments expiring within 20 years from the inception of the lease. Our longest lease expires in 2151. We also lease office space for headquarters and support functions, as well as certain office and restaurant equipment. We do not consider any of these individual leases material to our operations. Most leases require us to pay related executory costs, which include property taxes, maintenance and insurance.

Future minimum commitments and amounts to be received as lessor or sublessor under non-cancelable leases are set forth below:

	Commitments		Lease Receivables	
	Capital	Operating	Direct Financing	Operating
2013	$ 18	$ 678	$ 2	$ 57
2014	18	634	2	52
2015	19	592	2	49
2016	19	556	2	45
2017	17	500	2	41
Thereafter	189	2,714	12	185
	$ 280	**$ 5,674**	**$ 22**	**$ 429**

At December 29, 2012 and December 31, 2011, the present value of minimum payments under capital leases was $170 million and $279 million, respectively. At December 29, 2012, unearned income associated with direct financing lease receivables was $12 million.

The details of rental expense and income are set forth below:

	2012	2011	2010
RENTAL EXPENSE			
Minimum	$ 721	$ 625	$ 565
Contingent	290	233	158
	$ 1,011	**$ 858**	**$ 723**
RENTAL INCOME	**$ 77**	**$ 66**	**$ 44**

NOTE 12 Derivative Instruments

The Company is exposed to certain market risks relating to its ongoing business operations. The primary market risks managed by using derivative instruments are interest rate risk and cash flow volatility arising from foreign currency fluctuations.

We enter into interest rate swaps with the objective of reducing our exposure to interest rate risk and lowering interest expense for a portion of our fixed-rate debt. At December 29, 2012, our interest rate swaps outstanding had notional amounts of $300 million and have been designated as fair value hedges of a portion of our debt. These fair value hedges meet the shortcut method requirements and no ineffectiveness has been recorded.

We enter into foreign currency forward contracts with the objective of reducing our exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency denominated intercompany short-term receivables and payables. The notional amount, maturity date, and currency of these contracts match those of the underlying receivables or payables. For those foreign currency exchange forward contracts that we have designated as cash flow hedges, we measure ineffectiveness by comparing the cumulative change in the fair value of the forward contract with the cumulative change in the fair value of the hedged item. At December 29, 2012, foreign currency forward contracts outstanding had a total notional amount of $525 million.

The fair values of derivatives designated as hedging instruments for the years ended December 29, 2012 and December 31, 2011 were:

	Fair Value		
	2012	**2011**	**Consolidated Balance Sheet Location**
Interest Rate Swaps - Asset	$ —	$ 10	Prepaid expenses and other current assets
Interest Rate Swaps - Asset	24	22	Other assets
Foreign Currency Forwards - Asset	—	3	Prepaid expenses and other current assets
Foreign Currency Forwards - Liability	(5)	(1)	Accounts payable and other current liabilities
TOTAL	**$ 19**	**$ 34**	

The unrealized gains associated with our interest rate swaps that hedge the interest rate risk for a portion of our debt have been reported as an additional $22 million to Long-term debt at December 29, 2012 and as an additional $5 million and $21 million to Short-term borrowings and Long-term debt, respectively at December 31, 2011. During the years ended December 29, 2012 and December 31, 2011, Interest expense, net was reduced by $12 million and $24 million, respectively for recognized gains on these interest rate swaps.

Changes in fair value of derivative instruments:

	2012	**2011**
Beginning of Year Balance	$ 34	$ 45
Changes in fair value recognized into Other Comprehensive Income ("OCI")	(7)	(3)
Changes in fair value recognized into income	16	18
Cash receipts	(24)	(26)
ENDING BALANCE	**$ 19**	**$ 34**

For our foreign currency forward contracts the following effective portions of gains and losses were recognized into OCI and reclassified into income from OCI in the years ended December 29, 2012 and December 31, 2011.

	2012	**2011**
Gains (losses) recognized into OCI, net of tax	$ (4)	$ (2)
Gains (losses) reclassified from Accumulated OCI into income, net of tax	$ (4)	$ (3)

The gains/losses reclassified from Accumulated OCI into income were recognized as Other income (expense) in our Consolidated Statement of Income, largely offsetting foreign currency transaction losses/gains recorded when the related intercompany receivables and payables were adjusted for foreign currency fluctuations. Changes in fair values of the foreign currency forwards recognized directly in our results of operations either from ineffectiveness or exclusion from effectiveness testing were insignificant in the years ended December 29, 2012 and December 31, 2011.

Additionally, we had a net deferred loss of $12 million, net of tax, as of December 29, 2012 and December 31, 2011, respectively within Accumulated OCI due to treasury locks and forward-starting interest rate swaps that have been cash settled, as well as outstanding foreign currency forward contracts. The majority of this loss arose from the settlement of forward starting interest rate swaps entered into prior to the issuance of our Senior Unsecured Notes due in 2037, and is being reclassified into earnings through 2037 to interest expense. In each of 2012, 2011 and 2010 an insignificant amount was reclassified from Accumulated OCI to Interest expense, net as a result of these previously settled cash flow hedges.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 29, 2012 and December 31, 2011, all of the counterparties to our interest rate swaps and foreign currency forwards had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

NOTE 13 Fair Value Disclosures

Recurring Fair Value Measurements

The following table presents fair values for those assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall. No transfers among the levels within the fair value hierarchy occurred during the years ended December 29, 2012 or December 31, 2011.

		Fair Value	
	Level	2012	2011
Foreign Currency Forwards, net	2	$ (5)	$ 2
Interest Rate Swaps, net	2	24	32
Other Investments	1	17	15
TOTAL		**$ 36**	**$ 49**

The fair value of the Company's foreign currency forwards and interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration based upon observable inputs. The other investments include investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities that employees have chosen to invest in phantom shares of a Stock Index Fund or Bond Index Fund. The other investments are classified as trading securities in Other assets in our Consolidated Balance Sheets and their fair value is determined based on the closing market prices of the respective mutual funds as of December 29, 2012 and December 31, 2011.

At December 29, 2012 the carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The Company's debt obligations, excluding capital leases, were estimated to have a fair value of $3.3 billion (Level 2), compared to their carrying value of $2.8 billion. We estimated the fair value of debt using market quotes and calculations based on market rates.

Non-Recurring Fair Value Measurements

The following table presents (income) expense recognized from all non-recurring fair value measurements during the year ended December 29, 2012 for assets and liabilities that remained on our Consolidated Balance Sheet as of December 29, 2012 or for all non-recurring fair value measurements during the year ended December 31, 2011 that remained on our Consolidated Balance Sheet as of December 31, 2011. These assets and liabilities include restaurants or groups of restaurants that were impaired either as a result of our semi-annual impairment review or when it was more likely than not a restaurant or restaurant group would be refranchised.

	2012	2011
Pizza Hut UK refranchising impairment (Level 3)[a]	$ —	$ 74
Little Sheep acquisition gain (Level 2)[a]	(74)	—
Other refranchising impairment (Level 3)[b]	4	21
Restaurant-level impairment (Level 3)[b]	16	33
TOTAL	**$ (54)**	**$ 128**

(a) See Note 4 for further discussions of Refranchising (gain) loss, including the Pizza Hut UK dine-in refranchising and the acquisition of Little Sheep.

(b) The remaining net book value of these assets measured at fair value during the years ended December 29, 2012 and December 31, 2011 is not significant.

Refranchising impairment results from writing down the assets of restaurants or restaurant groups offered for refranchising, including certain instances where a decision has been made to refranchise restaurants that are deemed to be impaired. The fair value measurements used in our impairment evaluation are based on either actual bids received from potential buyers (Level 2), or on estimates of the sales prices we anticipated receiving from a buyer for the restaurant or restaurant groups (Level 3). To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. If the asset group meets held-for-sale criteria, estimated costs to sell are included in the impairment charge.

Restaurant-level impairment charges are recorded in Closures and impairment (income) expenses and resulted primarily from our semi-annual impairment evaluation of long-lived assets of individual restaurants that were being operated at the time of impairment and had not been offered for refranchising. The fair value measurements used in these impairment evaluations were based on discounted cash flow estimates using unobservable inputs (Level 3).

NOTE 14 Pension, Retiree Medical and Retiree Savings Plans

Pension Benefits

We sponsor noncontributory defined benefit pension plans covering certain full-time salaried and hourly U.S. employees. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. During 2001, the plans covering our U.S. salaried employees were amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in those plans. Benefits are based on years of service and earnings or stated amounts for each year of service. During the fourth quarter of 2012, the Company allowed certain former employees with deferred vested balances in the Plan an opportunity to voluntarily elect an early payout of their pension benefits. We recorded a settlement charge of $84 million as a result of settlement payments from the Plan. We also sponsor various defined benefit pension plans covering certain of our non-U.S. employees, the most significant of which are in the UK. Our plans in the UK have previously been amended such that new employees are not eligible to participate in these plans. Additionally, in 2011 one of our UK plans was frozen such that existing participants can no longer earn future service credits. This resulted in a curtailment of $10 million which was recorded as Other comprehensive income.

Obligation and Funded Status at Measurement Date:

The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our U.S. pension plans and significant International pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year ends.

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Change in benefit obligation				
Benefit obligation at beginning of year	$ 1,381	$ 1,108	$ 187	$ 187
Service cost	26	24	2	5
Interest cost	66	64	8	10
Participant contributions	—	—	1	1
Plan amendments	5	—	—	—
Curtailments	(10)	(7)	—	(10)
PBO reduction in excess of settlement payments	(74)	—	—	—
Special termination benefits	3	5	—	—
Exchange rate changes	—	—	5	1
Benefits paid	(14)	(11)	(4)	(2)
Settlement payments[(a)]	(278)	(29)	—	—
Actuarial (gain) loss	185	227	(6)	(5)
Benefit obligation at end of year	$ 1,290	$ 1,381	$ 193	$ 187
Change in plan assets				
Fair value of plan assets at beginning of year	$ 998	$ 907	$ 183	$ 164
Actual return on plan assets	144	83	21	10
Employer contributions	100	53	19	10
Participant contributions	—	—	1	1
Settlement payments[(a)]	(278)	(29)	—	—
Benefits paid	(14)	(11)	(4)	(2)
Exchange rate changes	—	—	6	—
Administrative expenses	(5)	(5)	—	—
Fair value of plan assets at end of year	$ 945	$ 998	$ 226	$ 183
FUNDED STATUS AT END OF YEAR	**$ (345)**	**$ (383)**	**$ 33**	**$ (4)**

Amounts recognized in the Consolidated Balance Sheet:

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Prepaid benefit asset - non-current	$ —	$ —	$ 33	$ 8
Accrued benefit liability – current	(19)	(14)	—	—
Accrued benefit liability – non-current	(326)	(369)	—	(12)
	$ (345)	**$ (383)**	**$ 33**	**$ (4)**

Losses recognized in Accumulated Other Comprehensive Income:

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Actuarial net loss	$ 421	$ 540	$ 14	$ 30
Prior service cost	7	3	—	—
	$ 428	**$ 543**	**$ 14**	**$ 30**

(a) *See Note 4 for discussion of the settlement payments and settlement loss related to the U.S. Plan's deferred vested benefit program.*

The accumulated benefit obligation for the U.S. and International pension plans was $1,426 million and $1,496 million at December 29, 2012 and December 31, 2011, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Projected benefit obligation	$ 1,290	$ 1,381	$ —	$ —
Accumulated benefit obligation	1,239	1,327	—	—
Fair value of plan assets	945	998	—	—

Information for pension plans with a projected benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Projected benefit obligation	$ 1,290	$ 1,381	$ —	$ 99
Accumulated benefit obligation	1,239	1,327	—	87
Fair value of plan assets	945	998	—	87

Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus such additional amounts from time to time as are determined to be appropriate to improve the U.S. Plan's funded status. We currently do not plan to make any contributions to the U.S. plan in 2013.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. We do not plan to make any significant contributions to any pension plan outside of the U.S. in 2013.

We do not anticipate any plan assets being returned to the Company during 2013 for any plans.

Components of net periodic benefit cost:

Net periodic benefit cost	U.S. Pension Plans			International Pension Plans		
	2012	2011	2010	2012	2011	2010
Service cost	$ 26	$ 24	$ 25	$ 2	$ 5	$ 6
Interest cost	66	64	62	8	10	9
Amortization of prior service cost[(a)]	1	1	1	—	—	—
Expected return on plan assets	(71)	(71)	(70)	(11)	(12)	(9)
Amortization of net loss	63	31	23	1	2	2
NET PERIODIC BENEFIT COST	**$ 85**	**$ 49**	**$ 41**	**$ —**	**$ 5**	**$ 8**
Additional loss recognized due to:						
Settlements[(b)]	$ 89	$ —	$ 3	$ —	$ —	—
Special termination benefits[(c)]	$ 3	$ 5	$ 1	$ —	$ —	—

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement losses result from benefit payments exceeding the sum of the service cost and interest cost for each plan during the year. See Note 4 for discussion of the settlement payments and settlement loss related to the U.S. Plan's deferred vested benefit project.

(c) Special termination benefits primarily related to the U.S. business transformation measures taken in 2012, 2011 and 2010.

Pension (gains) losses in Accumulated other comprehensive income (loss):

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Beginning of year	$ 543	$ 363	$ 30	$ 46
Net actuarial (gain) loss	117	219	(15)	(5)
Curtailments	(10)	(7)	—	(10)
Amortization of net loss	(63)	(31)	(1)	(2)
Amortization of prior service cost	(1)	(1)	—	—
Prior service cost	5	—	—	—
PBO reduction in excess of settlement payment	(74)	—	—	—
Settlement charges	(89)	—	—	—
Exchange rate changes	—	—	—	1
END OF YEAR	**$ 428**	**$ 543**	**$ 14**	**$ 30**

Form 10-K

The estimated net loss for the U.S. and International pension plans that will be amortized from Accumulated other comprehensive income (loss) into net periodic pension cost in 2013 is $58 million and less than $1 million, respectively. The estimated prior service cost for the U.S. pension plans that will be amortized from Accumulated other comprehensive income (loss) into net periodic pension cost in 2013 is $2 million.

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	U.S. Pension Plans		International Pension Plans	
	2012	2011	2012	2011
Discount rate	4.40%	4.90%	4.70%	4.75%
Rate of compensation increase	3.75%	3.75%	3.70%	3.85%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	U.S. Pension Plans			International Pension Plans		
	2012	2011	2010	2012	2011	2010
Discount rate	4.90%	5.90%	6.30%	4.75%	5.40%	5.50%
Long-term rate of return on plan assets	7.25%	7.75%	7.75%	5.55%	6.64%	6.66%
Rate of compensation increase	3.75%	3.75%	3.75%	3.85%	4.41%	4.42%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

Plan Assets

The fair values of our pension plan assets at December 29, 2012 by asset category and level within the fair value hierarchy are as follows:

	U.S. Pension Plans	International Pension Plans
Level 1:		
Cash[(a)]	$ —	$ 9
Level 2:		
Cash Equivalents[(a)]	42	—
Equity Securities – U.S. Large cap[(b)]	290	—
Equity Securities – U.S. Mid cap[(b)]	49	—
Equity Securities – U.S. Small cap[(b)]	49	—
Equity Securities – Non-U.S.[(b)]	100	131
Fixed Income Securities – U.S. Corporate[(b)]	247	—
Fixed Income Securities – Non-U.S. Corporate[(b)]	—	33
Fixed Income Securities – U.S. Government and Government Agencies[(c)]	153	—
Fixed Income Securities – Other[(d)]	30	16
Other Investments[(b)]	—	37
TOTAL FAIR VALUE OF PLAN ASSETS[(e)]	**$ 960**	**$ 226**

(a) Short-term investments in money market funds
(b) Securities held in common trusts
(c) Investments held directly by the Plan
(d) Includes securities held in common trusts and investments held directly by the Plan
(e) Excludes net payable of $15 million in the U.S. for purchases of assets included in the above that were settled after December 29, 2012

Our primary objectives regarding the investment strategy for the Plan's assets, which make up 81% of total pension plan assets at the 2012 measurement date, are to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future payment requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. Our equity securities, currently targeted at 55% of our investment mix, consist primarily of low-cost index funds focused on achieving long-term capital appreciation. We diversify our equity risk by investing in several different U.S. and foreign market index funds. Investing in these index funds provides us with the adequate liquidity required to fund benefit payments and plan expenses. The fixed income asset allocation, currently targeted at 45% of our mix, is actively managed and consists of long-duration fixed income securities that help to reduce exposure to interest rate variation and to better correlate asset maturities with obligations.

A mutual fund held as an investment by the Plan includes shares of YUM common stock valued at $0.7 million at December 29, 2012 and $0.7 million at December 31, 2011 (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	U.S. Pension Plans	International Pension Plans
2013	$ 87	$ 1
2014	54	1
2015	55	1
2016	55	1
2017	55	1
2018-2022	306	6

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated future employee service.

Retiree Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost-sharing provisions. During 2001, the plan was amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in this plan. Employees hired prior to September 30, 2001 are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of 2012 and 2011, the accumulated post-retirement benefit obligation was $83 million and $86 million, respectively. The actuarial loss recognized in Accumulated other comprehensive loss was $8 million at the end of 2012 and $12 million at the end of 2011. The net periodic benefit cost recorded in 2012, 2011 and 2010 was $6 million in each year, the majority of which is interest cost on the accumulated post-retirement benefit obligation. 2012, 2011 and 2010 costs each included less than $1 million of special termination benefits primarily related to the U.S. business transformation measures described in Note 4. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans. Our assumed heath care cost trend rates for the following year as of 2012 and 2011 are 7.4% and 7.5%, respectively, with expected ultimate trend rates of 4.5% reached in 2028.

There is a cap on our medical liability for certain retirees. The cap for Medicare-eligible retirees was reached in 2000 and the cap for non-Medicare eligible retirees is expected to be reached in 2014; once the cap is reached, our annual cost per retiree will not increase. A one-percentage-point increase or decrease in assumed health care cost trend rates would have less than a $1 million impact on total service and interest cost and on the post-retirement benefit obligation. The benefits expected to be paid in each of the next five years are approximately $6 million and in aggregate for the five years thereafter are $25 million.

Retiree Savings Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of multiple investment options or a self-managed account within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. We recognized as compensation expense our total matching contribution of $13 million in 2012, $14 million in 2011 and $15 million in 2010.

NOTE 15 Share-based and Deferred Compensation Plans

Overview

At year end 2012, we had four stock award plans in effect: the YUM! Brands, Inc. Long-Term Incentive Plan and the 1997 Long-Term Incentive Plan (collectively the "LTIPs"), the YUM! Brands, Inc. Restaurant General Manager Stock Option Plan ("RGM Plan") and the YUM! Brands, Inc. SharePower Plan ("SharePower"). Under all our plans, the exercise price of stock options and stock appreciation rights ("SARs") granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant.

Potential awards to employees and non-employee directors under the LTIPs include stock options, incentive stock options, SARs, restricted stock, stock units, restricted stock units ("RSUs"), performance restricted stock units, performance share units ("PSUs") and performance units. Through December 29, 2012, we have issued only stock options, SARs, RSUs and PSUs under the LTIPs. While awards under the LTIPs can have varying vesting provisions and exercise periods, outstanding awards under the LTIPs vest in periods ranging from immediate to 5 years. Stock options and SARs expire ten years after grant.

Potential awards to employees under the RGM Plan include stock options, SARs, restricted stock and RSUs. Through December 29, 2012, we have issued only stock options and SARs under this plan. RGM Plan awards granted have a four-year cliff vesting period and expire ten years after grant. Certain RGM Plan awards are granted upon attainment of performance conditions in the previous year. Expense for such awards is recognized over a period that includes the performance condition period.

Potential awards to employees under SharePower include stock options, SARs, restricted stock and RSUs. Through December 29, 2012, we have issued only stock options and SARs under this plan. These awards generally vest over a period of four years and expire no longer than ten years after grant.

At year end 2012, approximately 18 million shares were available for future share-based compensation grants under the above plans.

Our Executive Income Deferral ("EID") Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Investments in cash and phantom shares of both index funds will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or the depreciation, if any, of investments in cash and both of the index funds. Deferrals into the phantom shares of our Common Stock will be distributed in shares of our Common Stock, under the LTIPs, at a date as elected by the employee and therefore are classified in Common Stock on our Consolidated Balance Sheets. We do not recognize compensation expense for the appreciation or the depreciation, if any, of investments in phantom shares of our Common Stock. Our EID plan also allows participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to a RSU award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years from the date of deferral. We expense the intrinsic value of the match and the incentive compensation over the requisite service period which includes the vesting period.

Historically, the Company has repurchased shares on the open market in excess of the amount necessary to satisfy award exercises and expects to continue to do so in 2013.

Award Valuation

We estimated the fair value of each stock option and SAR award as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2012	2011	2010
Risk-free interest rate	0.8%	2.0%	2.4%
Expected term (years)	6.0	5.9	6.0
Expected volatility	29.0%	28.2%	30.0%
Expected dividend yield	1.8%	2.0%	2.5%

We believe it is appropriate to group our stock option and SAR awards into two homogeneous groups when estimating expected term. These groups consist of grants made primarily to restaurant-level employees under the RGM Plan, which cliff-vest after four years and expire ten years after grant, and grants made to executives under our other stock award plans, which typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our restaurant-level employees and our executives exercised the awards on average after 5 years and 6 years, respectively.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our traded options. The expected dividend yield is based on the annual dividend yield at the time of grant.

The fair values of RSU and PSU awards are based on the closing price of our stock on the date of grant.

Award Activity

Stock Options and SARs

	Shares *(in thousands)*	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value *(in millions)*
Outstanding at the beginning of the year	33,508	$ 31.28		
Granted	3,780	64.86		
Exercised	(7,192)	23.75		
Forfeited or expired	(1,484)	40.91		
OUTSTANDING AT THE END OF THE YEAR	**28,612(A)**	**$ 37.05**	**5.90**	**$ 793**
EXERCISABLE AT THE END OF THE YEAR	**16,813**	**$ 30.05**	**4.60**	**$ 583**

(a) Outstanding awards include 4,671 options and 23,941 SARs with average exercise prices of $28.31 and $38.75, respectively.

The weighted-average grant-date fair value of stock options and SARs granted during 2012, 2011 and 2010 was $15.00, $11.78 and $8.21, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 29, 2012, December 31, 2011 and December 25, 2010, was $319 million, $226 million and $259 million, respectively.

As of December 29, 2012, there was $82 million of unrecognized compensation cost related to stock options and SARs, which will be reduced by any forfeitures that occur, related to unvested awards that is expected to be recognized over a remaining weighted-average period of approximately 1.9 years. The total fair value at grant date of awards that vested during 2012, 2011 and 2010 was $42 million, $43 million and $47 million, respectively.

RSUs and PSUs

As of December 29, 2012, there was $8 million of unrecognized compensation cost related to 0.7 million unvested RSUs and PSUs.

Impact on Net Income

The components of share-based compensation expense and the related income tax benefits are shown in the following table:

	2012	2011	2010
Options and SARs	$ 42	$ 49	$ 40
Restricted Stock Units	5	5	5
Performance Share Units	3	5	2
TOTAL SHARE-BASED COMPENSATION EXPENSE	**$ 50**	**$ 59**	**$ 47**
DEFERRED TAX BENEFIT RECOGNIZED	**$ 15**	**$ 18**	**$ 13**
EID compensation expense not share-based	$ 5	$ 2	$ 4

Cash received from stock option exercises for 2012, 2011 and 2010, was $62 million, $59 million and $102 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with stock options and SARs exercised for 2012, 2011 and 2010 totaled $105 million, $72 million and $82 million, respectively.

NOTE 16 Shareholders' Equity

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2012, 2011 and 2010. All amounts exclude applicable transaction fees.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
November 2012	1,069	—	—	$ 47	$ —	$ —
November 2011	11,035	—	—	750	—	—
January 2011	2,787	10,864	—	188	562	—
March 2010	—	3,441	2,161	—	171	107
September 2009	—	—	7,598	—	—	283
TOTAL	**14,891**[(a)]	**14,305**[(b)]	**9,759**[(b)]	**$ 985**[(a)]	**$ 733**[(b)]	**$ 390**[(b)]

(a) 2012 amount includes the effect of $20 million in share repurchases (0.3 million shares) with trade dates prior to December 29, 2012 but with settlement dates subsequent to December 29, 2012.

(b) 2011 amount excludes and 2010 amount includes the effect of $19 million in share repurchases (0.4 million shares) with trade dates prior to the 2010 fiscal year end but cash settlement dates subsequent to the 2010 fiscal year.

On November 16, 2012, our Board of Directors authorized share repurchases through May 2014 of up to $1 billion (excluding applicable transaction fees) of our outstanding Common Stock. As of December 29, 2012, we have $953 million available for future repurchases under our November 2012 share repurchase authorization.

Accumulated Other Comprehensive Income (Loss) – Comprehensive income is Net Income plus certain other items that are recorded directly to Shareholders' Equity. The following table gives further detail regarding the composition of Accumulated other comprehensive loss at December 29, 2012 and December 31, 2011. Refer to Note 14 for additional information about our pension and post-retirement plan accounting and Note 12 for additional information about our derivative instruments.

	2012	2011
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature, net of tax	$ 166	$ 140
Pension and post-retirement losses, net of tax	(286)	(375)
Net unrealized losses on derivative instruments, net of tax	(12)	(12)
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS	**$ (132)**	**$ (247)**

Changes in translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature include current year additions of $26 million, net of tax effects of $3 million, and reclassifications of currency translation adjustments of $3 million.

NOTE 17 Income Taxes

U.S. and foreign income before taxes are set forth below:

	2012	2011	2010
U.S.	$ 504	$ 266	$ 345
Foreign	1,641	1,393	1,249
	$ 2,145	**$ 1,659**	**$ 1,594**

The details of our income tax provision (benefit) are set forth below:

			2012		2011		2010
Current:	Federal	$	160	$	78	$	155
	Foreign		314		374		356
	State		35		9		15
		$	**509**	**$**	**461**		**526**
Deferred:	Federal		91		(83)		(82)
	Foreign		(57)		(40)		(29)
	State		(6)		(14)		1
			28		(137)		(110)
		$	**537**	**$**	**324**	**$**	**416**

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

		2012			2011			2010	
U.S. federal statutory rate	$	751	35.0%	$	580	35.0%	$	558	35.0%
State income tax, net of federal tax benefit		4	0.2		2	0.1		12	0.7
Statutory rate differential attributable to foreign operations		(165)	(7.7)		(218)	(13.1)		(235)	(14.7)
Adjustments to reserves and prior years		(47)	(2.2)		24	1.4		55	3.5
Net benefit from LJS and A&W divestitures		—	—		(72)	(4.3)		—	—
Change in valuation allowances		14	0.6		22	1.3		22	1.4
Other, net		(20)	(0.9)		(14)	(0.9)		4	0.2
EFFECTIVE INCOME TAX RATE	**$**	**537**	**25.0%**	**$**	**324**	**19.5%**	**$**	**416**	**26.1%**

Statutory rate differential attributable to foreign operations. This item includes local taxes, withholding taxes, and shareholder-level taxes, net of foreign tax credits. The favorable impact is primarily attributable to a majority of our income being earned outside of the U.S. where tax rates are generally lower than the U.S. rate.

In 2012, this benefit was negatively impacted by the repatriation of current year foreign earnings to the U.S. as we recognized additional tax expense, resulting from the related effective tax rate being lower than the U.S. federal statutory rate.

In 2011 and 2010, this benefit was positively impacted by the repatriation of current year foreign earnings as we recognized excess foreign tax credits, resulting from the related effective tax rate being higher than the U.S. federal statutory rate.

Adjustments to reserves and prior years. This item includes: (1) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position; and (2) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. The impact of certain effects or changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2012, this item was favorably impacted by the resolution of uncertain tax positions in certain foreign jurisdictions.

Net benefit from LJS and A&W divestitures. This item includes a one-time $117 million tax benefit, including approximately $8 million U.S. state benefit, recognized on the LJS and A&W divestitures in 2011, partially offset by $45 million of valuation allowance, including approximately $4 million state expense, related to capital loss carryforwards recognized as a result of the divestitures. In addition, we recorded $32 million of tax benefits on $86 million of pre-tax losses and other costs, which resulted in $104 million of total net tax benefits related to the divestitures.

Change in valuation allowances. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. The impact of certain changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2012, $14 million of net tax expense was driven by $16 million for valuation allowances recorded against deferred tax assets generated during the current year, partially offset by a $2 million net tax benefit resulting from a change in judgment regarding the future use of certain deferred tax assets that existed at the beginning of the year.

In 2011, $22 million of net tax expense was driven by $15 million for valuation allowances recorded against deferred tax assets generated during the current year and $7 million of tax expense resulting from a change in judgment regarding the future use of certain foreign deferred tax assets that existed at the beginning of the year. These amounts exclude $45 million in valuation allowance additions related to capital losses recognized as a result of the LJS and A&W divestitures, which are presented within *Net Benefit from LJS and A&W divestitures*.

In 2010, the $22 million of net tax expense was driven by $25 million for valuation allowances recorded against deferred tax assets generated during the current year. This expense was partially offset by a $3 million tax benefit resulting from a change in judgment regarding the future use of U.S. state deferred tax assets that existed at the beginning of the year.

Other. This item primarily includes the impact of permanent differences related to current year earnings as well as U.S. tax credits and deductions.

In 2012, this item was positively impacted by a one-time pre-tax gain of $74 million, with no related income tax expense, recognized on our acquisition of additional interest in, and consolidation of Little Sheep.

The details of 2012 and 2011 deferred tax assets (liabilities) are set forth below:

	2012	2011
Operating losses and tax credit carryforwards	$ 495	$ 592
Employee benefits	251	260
Share-based compensation	108	106
Self-insured casualty claims	50	47
Lease-related liabilities	115	134
Various liabilities	82	75
Property, plant and equipment	39	55
Deferred income and other	57	35
Gross deferred tax assets	1,197	1,304
Deferred tax asset valuation allowances	(358)	(368)
Net deferred tax assets	$ 839	$ 936
Intangible assets, including goodwill	$ (256)	$ (167)
Property, plant and equipment	(95)	(121)
Other	(48)	(48)
Gross deferred tax liabilities	$ (399)	$ (336)
NET DEFERRED TAX ASSETS (LIABILITIES)	**$ 440**	**$ 600**
Reported in Consolidated Balance Sheets as:		
Deferred income taxes – current	$ 111	$ 112
Deferred income taxes – long-term	481	549
Accounts payable and other current liabilities	(5)	(16)
Other liabilities and deferred credits	(147)	(45)
	$ 440	**$ 600**

We have investments in foreign subsidiaries where the carrying values for financial reporting exceed the tax basis. We have not provided deferred tax on the portion of the excess that we believe is essentially permanent in duration. This amount may become taxable upon an actual or deemed repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. We estimate that our total temporary difference upon which we have not provided deferred tax is approximately $2.6 billion at December 29, 2012. A determination of the deferred tax liability on this amount is not practicable.

At December 29, 2012, the Company has foreign operating and capital loss carryforwards of $1.0 billion and U.S. state operating loss, capital loss and tax credit carryforwards of $1.0 billion and U.S. federal capital loss and tax credit carryforwards of $0.2 billion. These losses are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income and will expire as follows:

	Year of Expiration				
	2013	2014-2017	2018-2032	Indefinitely	Total
Foreign	$ 21	$ 66	$ 121	$ 836	$ 1,044
U.S. state	20	128	848	5	1,001
U.S. federal	—	107	103	—	210
	$ 41	**$ 301**	**$ 1,072**	**$ 841**	**$ 2,255**

We recognize the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

The Company had $309 million and $348 million of unrecognized tax benefits at December 29, 2012 and December 31, 2011, respectively, $184 million and $197 million of which, if recognized, would impact the effective income tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	2012	2011
Beginning of Year	$ 348	$ 308
Additions on tax positions - current year	50	85
Additions for tax positions - prior years	23	38
Reductions for tax positions - prior years	(90)	(58)
Reductions for settlements	(6)	(8)
Reductions due to statute expiration	(16)	(22)
Foreign currency translation adjustment	—	5
END OF YEAR	**$ 309**	**$ 348**

The Company believes it is reasonably possible its unrecognized tax benefits may decrease by approximately $43 million in the next twelve months, including approximately $28 million which, if recognized upon audit settlement or statute expiration, would affect the 2013 effective tax rate. Each of these positions is individually insignificant.

The Company's income tax returns are subject to examination in the U.S. federal jurisdiction and numerous foreign jurisdictions. The following table summarizes our major jurisdictions and the tax years that are either currently under audit or remain open and subject to examination:

Jurisdiction	Open Tax Years
U.S. Federal	2004–2012
China	2009–2012
United Kingdom	2003–2012
Mexico	2006–2012
Australia	2008–2012

In addition, the Company is subject to various U.S. state income tax examinations, for which, in the aggregate, we had significant unrecognized tax benefits at December 29, 2012, each of which is individually insignificant.

The accrued interest and penalties related to income taxes at December 29, 2012 and December 31, 2011 are set forth below:

	2012	2011
Accrued interest and penalties	$ 50	$ 53

During 2012, 2011 and 2010, a net benefit of $3 million, net benefit of $2 million and net expense of $13 million, respectively, for interest and penalties was recognized in our Consolidated Statements of Income as components of its income tax provision.

On June 23, 2010, the Company received a Revenue Agent Report (RAR) from the Internal Revenue Service (the "IRS") relating to its examination of our U.S. federal income tax returns for fiscal years 2004 through 2006. The IRS has proposed an adjustment to increase the taxable value of rights to intangibles used outside the U.S. that YUM transferred to certain of its foreign subsidiaries. The proposed adjustment would result in approximately $700 million of additional taxes plus net interest to date of approximately $220 million for fiscal years 2004-2006. On January 9, 2013, the Company received an RAR from the IRS for fiscal years 2007 and 2008. As expected, the IRS proposed an adjustment similar to their proposal for 2004-2006 that would result in approximately $270 million of additional taxes plus net interest to date of approximately $30 million for fiscal years 2007 and 2008. Furthermore, the Company expects the IRS to make similar claims for years subsequent to fiscal 2008. The potential additional taxes for 2009 through 2012, computed on a similar basis to the 2004-2008 additional taxes, would be approximately $130 million plus net interest to date of approximately $5 million.

We believe that the Company has properly reported taxable income and paid taxes in accordance with applicable laws and that the proposed adjustments are inconsistent with applicable income tax laws, Treasury Regulations and relevant case law. We intend to defend our position vigorously and have filed a protest with the IRS. As the final resolution of the proposed adjustments remains uncertain, the Company will continue to provide for its position in this matter based on the tax benefit that we believe is the largest amount that is more likely than not to be realized upon settlement of this issue. There can be no assurance that payments due upon final resolution of this issue will not exceed our currently recorded reserve and such payments could have a material, adverse effect on our financial position. Additionally, if increases to our reserves are deemed necessary due to future developments related to this issue, such increases could have a material, adverse effect on our results of operations as they are recorded. The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution.

NOTE 18 Reportable Operating Segments

We are principally engaged in developing, operating, franchising and licensing the worldwide KFC, Pizza Hut and Taco Bell concepts. KFC, Pizza Hut and Taco Bell operate in 120, 97, and 27 countries and territories, respectively. Our five largest international markets based on operating profit in 2012 are China, Asia Franchise, United Kingdom, Australia and Latin America Franchise.

We identify our operating segments based on management responsibility. The China Division includes mainland China and the India Division includes India, Bangladesh, Mauritius, Nepal and Sri Lanka. YRI includes the remainder of our international operations. We consider our KFC, Pizza Hut and Taco Bell operating segments in the U.S. to be similar and therefore have aggregated them into a single reportable operating segment. Our U.S. and YRI segment results also include the operating results of our LJS and A&W businesses prior to our disposal of those businesses in December 2011.

	Revenues		
	2012	2011	2010
China	$ 6,898	$ 5,566	$ 4,135
YRI	3,281	3,192	3,039
U.S.	3,352	3,786	4,120
India	102	82	49
	$ 13,633	**$ 12,626**	**$ 11,343**

	Operating Profit; Interest Expense, Net; and Income Before Income Taxes		
	2012	2011	2010
China[b]	$ 1,015	$ 908	$ 755
YRI	715	673	592
U.S.	666	589	668
India	(1)	—	(3)
Unallocated Occupancy and other[a][c]	16	14	9
Unallocated and corporate expenses[a][d]	(271)	(223)	(194)
Unallocated Closures and impairment expense[a][e]	—	(80)	—
Unallocated Other income (expense)[a][f]	76	6	5
Unallocated Refranchising gain (loss)[a][g]	78	(72)	(63)
Operating Profit	2,294	1,815	1,769
Interest expense, net	(149)	(156)	(175)
INCOME BEFORE INCOME TAXES	**$ 2,145**	**$ 1,659**	**$ 1,594**

	Depreciation and Amortization		
	2012	2011	2010
China	$ 332	$ 257	$ 225
YRI	162	181	156
U.S.	141	177	201
India	6	5	3
Corporate[c]	4	8	4
	$ 645	**$ 628**	**$ 589**

	Capital Spending		
	2012	2011	2010
China	$ 655	$ 405	$ 272
YRI	251	240	249
U.S.	173	256	241
India	18	16	10
Corporate	2	23	24
	$ 1,099	**$ 940**	**$ 796**

	Identifiable Assets		
	2012	2011	2010
China[h]	$ 3,752	$ 2,527	$ 2,289
YRI	2,663	2,847	2,606
U.S.	1,844	2,070	2,398
India	68	52	43
Corporate[i]	684	1,338	980
	$ 9,011	**$ 8,834**	**$ 8,316**

	Long-Lived Assets(j)		
	2012	2011	2010
China	$ 2,779	$ 1,546	$ 1,269
YRI	1,561	1,600	1,523
U.S.	1,555	1,805	2,095
India	47	35	25
Corporate	32	36	52
	$ 5,974	**$ 5,022**	**$ 4,964**

(a) *Amounts have not been allocated to the U.S., YRI or China Division segments for performance reporting purposes.*

(b) *Includes equity income from investments in unconsolidated affiliates of $47 million, $47 million and $42 million in 2012, 2011 and 2010, respectively, for China.*

(c) *2012, 2011 and 2010 include depreciation reductions arising from the impairment of KFC restaurants we offered to sell of $3 million, $10 million and $9 million, respectively. 2012 and 2011 include depreciation reductions arising from the impairment of Pizza Hut UK restaurants we decided to sell in 2011 of $13 million and $3 million, respectively. See Note 4.*

(d) *2012 includes the YUM Retirement Plan settlement charge of $84 million. 2012, 2011 and 2010 include approximately $5 million, $21 million and $9 million, respectively, of charges relating to U.S. general and administrative productivity initiatives and realignment of resources. See Note 4.*

(e) *2011 represents net losses resulting from the LJS and A&W divestitures. See Note 4.*

(f) *2012 includes gain upon acquisition of Little Sheep of $74 million. See Note 4.*

(g) *See Note 4 for further discussion of Refranchising gain (loss).*

(h) *China includes investments in 3 unconsolidated affiliates totaling $72 million for 2012 and 4 unconsolidated affiliates totaling $167 million and $154 million, for 2011 and 2010, respectively.*

(i) *Primarily includes cash, deferred tax assets and property, plant and equipment, net, related to our office facilities. 2011 includes $300 million of restricted cash related to the Little Sheep acquisition.*

(j) *Includes property, plant and equipment, net, goodwill, and intangible assets, net.*

See Note 4 for additional operating segment disclosures related to impairment and store closure (income) costs.

NOTE 19 Contingencies

Lease Guarantees

As a result of (a) assigning our interest in obligations under real estate leases as a condition to the refranchising of certain Company restaurants; (b) contributing certain Company restaurants to unconsolidated affiliates; and (c) guaranteeing certain other leases, we are frequently contingently liable on lease agreements. These leases have varying terms, the latest of which expires in 2066. As of December 29, 2012, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $750 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 29, 2012 was approximately $675 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, the liability recorded for our probable exposure under such leases at December 29, 2012 and December 31, 2011 was not material.

Franchise Loan Pool and Equipment Guarantees

We have agreed to provide financial support, if required, to a variable interest entity that operates a franchisee lending program used primarily to assist franchisees in the development of new restaurants in the U.S. and, to a lesser extent, in connection with the Company's refranchising programs. We have provided guarantees of approximately $37 million in support of the franchisee loan program at December 29, 2012. The total loans outstanding under the loan pool were $53 million at December 29, 2012 with an additional $27 million available for lending at December 29, 2012. We have determined that we are not required to consolidate this entity as we share the power to direct this entity's lending activity with other parties.

In addition to the guarantees described above, YUM has provided guarantees of $54 million on behalf of franchisees for several financing programs related to specific initiatives. The total loans outstanding under these financing programs were approximately $72 million at December 29, 2012.

Unconsolidated Affiliates Guarantees

From time to time we have guaranteed certain lines of credit and loans of unconsolidated affiliates. At December 29, 2012 there are no guarantees outstanding for unconsolidated affiliates. Our unconsolidated affiliates had total revenues of approximately $1.2 billion for the year ended December 29, 2012 and assets and debt of approximately $355 million and $60 million, respectively, at December 29, 2012.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including property and casualty losses. To mitigate the cost of our exposures for certain property and casualty losses, we self-insure the risks of loss up to defined maximum per occurrence retentions on a line-by-line basis. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

The following table summarizes the 2012 and 2011 activity related to our self-insured property and casualty reserves as of December 29, 2012.

	Beginning Balance	Expense	Payments	Ending Balance
2012 Activity	$ 140	58	(56)	$ 142
2011 Activity	$ 150	55	(65)	$ 140

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material to our growth in quarterly and annual Net income. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. An accrual is recorded with respect to claims or contingencies for which a loss is determined to be probable and reasonably estimable.

Beginning on January 24, 2013 four purported class actions were filed in the United States District Court for the Central District of California against the Company and certain of its executive officers. The complaints allege claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against defendants on behalf of a purported class of all persons who purchased or otherwise acquired the Company's publicly traded securities between October 9, 2012 and January 7, 2013, inclusive (the "class period"). Plaintiffs allege that during the class period, defendants purportedly made materially false and misleading statements concerning the Company's current and future business and financial condition, thereby inflating the prices at which the Company's securities traded. The complaints seek damages in an undefined amount. The Company denies liability and intends to vigorously defend against all claims in these complaints. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On January 24, 2013, a purported shareholder of the Company submitted a letter demanding that the board of directors initiate an investigation of alleged breaches of fiduciary duties by directors, officers and employees of the Company. The breaches of fiduciary duties are alleged to have arisen as a result of, among other alleged misconduct, the failure to implement proper controls in connection with the Company's purchases of poultry from suppliers to the Company's China operations. On February 8, 2013, another purported shareholder of the Company filed a derivative action in the United States District Court for the Central District of California against various officers and directors of the Company asserting breaches of fiduciary duty in connection with an alleged scheme to mislead investors about the Company's growth prospects in China. The shareholder plaintiff did not first submit a demand on the board of directors of the Company to bring this action as required under North Carolina law, and on February 13, 2013 the shareholder plaintiff requested voluntary dismissal of the complaint. The parties are awaiting the court's approval of this request.

Taco Bell was named as a defendant in a number of putative class action suits filed in 2007, 2008, 2009 and 2010 alleging violations of California labor laws including unpaid overtime, failure to timely pay wages on termination, failure to pay accrued vacation wages, failure to pay minimum wage, denial of meal and rest breaks, improper wage statements, unpaid business expenses, wrongful termination, discrimination, conversion and unfair or unlawful business practices in violation of California Business & Professions Code §17200. Some plaintiffs also seek penalties for alleged violations of California's Labor Code under California's Private Attorneys General Act as well as statutory "waiting time" penalties and allege violations of California's Unfair Business Practices Act. Plaintiffs seek to represent a California state-wide class of hourly employees.

On May 19, 2009 the court granted Taco Bell's motion to consolidate these matters, and the consolidated case is styled In Re Taco Bell Wage and Hour Actions. The In Re Taco Bell Wage and Hour Actions plaintiffs filed a consolidated complaint in June 2009, and in March 2010 the court approved the parties' stipulation to dismiss the Company from the action. Plaintiffs filed their motion for class certification on the vacation and final pay claims in December 2010, and on September 26, 2011 the court issued its order denying the certification of the vacation and final pay claims. Plaintiffs then sought to certify four separate meal and rest break classes. On January 2, 2013, the District Court rejected three of the proposed classes but granted certification with respect to the late meal break class.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On September 28, 2009, a putative class action styled Marisela Rosales v. Taco Bell Corp. was filed in Orange County Superior Court. The plaintiff, a former Taco Bell crew member, alleges that Taco Bell failed to timely pay her final wages upon termination and seeks restitution and late payment penalties on behalf of herself and similarly situated employees. This case appears to be duplicative of the In Re Taco Bell Wage and Hour Actions case described above. Taco Bell filed a motion to dismiss, stay or transfer the case to the same district court as the In Re Taco Bell Wage and Hour Actions case. The state court granted Taco Bell's motion to stay the Rosales case on May 28, 2010. After the September 2011 denial of class certification in the In Re Taco Bell Wage and Hour Actions, the court granted plaintiff leave to amend her lawsuit, which plaintiff filed and served on January 4, 2012. Taco Bell filed its responsive pleading on February 8, 2012, and plaintiff has since filed two additional amended complaints. Taco Bell has answered the Third Amended Complaint and commenced discovery.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 17, 2002, Taco Bell was named as the defendant in a class action lawsuit filed in the United States District Court for the Northern District of California styled Moeller, et al. v. Taco Bell Corp. On August 4, 2003, plaintiffs filed an amended complaint alleging, among other things, that Taco Bell has discriminated against the class of people who use wheelchairs or scooters for mobility by failing to make its approximately 200 Company-owned restaurants in California accessible to the class. Plaintiffs contend that queue rails and other architectural and structural elements of the Taco Bell restaurants relating to the path of travel and use of the facilities by persons with mobility-related disabilities do not comply with the U.S. Americans with Disabilities Act (the "ADA"), the Unruh Civil Rights Act (the "Unruh Act"), and the California Disabled Persons Act (the "CDPA"). Plaintiffs have requested: (a) an injunction from the District Court ordering Taco Bell to comply with the ADA and its implementing regulations; (b) that the District Court declare Taco Bell in violation of the

ADA, the Unruh Act, and the CDPA; and (c) monetary relief under the Unruh Act or CDPA. Plaintiffs, on behalf of the class, are seeking the minimum statutory damages per offense of either $4,000 under the Unruh Act or $1,000 under the CDPA for each aggrieved member of the class. Plaintiffs contend that there may be in excess of 100,000 individuals in the class. In February 2004, the District Court granted plaintiffs' motion for class certification. The class included claims for injunctive relief and minimum statutory damages.

In May 2007, a hearing was held on plaintiffs' Motion for Partial Summary Judgment seeking judicial declaration that Taco Bell was in violation of accessibility laws as to three specific issues: indoor seating, queue rails and door opening force. In August 2007, the court granted plaintiffs' motion in part with regard to dining room seating. In addition, the court granted plaintiffs' motion in part with regard to door opening force at some restaurants (but not all) and denied the motion with regard to queue lines.

On December 16, 2009, the court denied Taco Bell's motion for summary judgment on the ADA claims and ordered plaintiffs to select one restaurant to be the subject of a trial. The trial for the exemplar restaurant began on June 6, 2011, and on October 5, 2011 the court issued Findings of Fact and Conclusions of Law ruling that plaintiffs established that classwide injunctive relief was warranted with regard to maintaining compliance as to corporate Taco Bell restaurants in California. The court declined to order injunctive relief at the time, however, citing the pendency of Taco Bell's motions to decertify both the injunctive and damages class. The court also found that twelve specific items at the exemplar store were once out of compliance with applicable state and/or federal accessibility standards.

Taco Bell filed a motion to decertify the class in August 2011, and in July 2012, the court granted Taco Bell's motion to decertify the previously certified state law damages class but denied Taco Bell's motion to decertify the ADA injunctive relief class. On September 13, 2012, the court set a discovery and briefing schedule concerning the trials of the four individual plaintiffs' state law damages claims, which the court stated will be tried before holding further proceedings regarding the possible issuance of an injunction. On September 17, 2012, the court issued an order modifying its October 2011 Findings of Facts and Conclusions of Law deleting the statement that an injunction was warranted. Plaintiffs appealed that order. Briefing is complete, and the parties await a hearing date.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. Further, Taco Bell intends to vigorously oppose plaintiffs' appeal. Taco Bell has taken steps to address potential architectural and structural compliance issues at the restaurants in accordance with applicable state and federal disability access laws. The costs associated with addressing these issues have not significantly impacted our results of operations. It is not possible at this time to reasonably estimate the probability or amount of liability for monetary damages on a class wide basis to Taco Bell.

On July 9, 2009, a putative class action styled Mark Smith v. Pizza Hut, Inc. was filed in the United States District Court for the District of Colorado. The complaint alleged that Pizza Hut did not properly reimburse its delivery drivers for various automobile costs, uniforms costs, and other job-related expenses and seeks to represent a class of delivery drivers nationwide under the Fair Labor Standards Act (FLSA) and Colorado state law. On January 4, 2010, plaintiffs filed a motion for conditional certification of a nationwide class of current and former Pizza Hut, Inc. delivery drivers. However, on March 11, 2010, the court granted Pizza Hut's pending motion to dismiss for failure to state a claim, with leave to amend. On March 31, 2010, plaintiffs filed an amended complaint, which dropped the uniform claims but, in addition to the federal FLSA claims, asserted state-law class action claims under the laws of sixteen different states. Pizza Hut filed a motion to dismiss the amended complaint, and plaintiffs sought leave to amend their complaint a second time. On August 9, 2010, the court granted plaintiffs' motion to amend. Pizza Hut filed another motion to dismiss the Second Amended Complaint. On July 15, 2011, the Court granted Pizza Hut's motion with respect to plaintiffs' state law claims but allowed the FLSA claims to go forward. Plaintiffs filed their Motion for Conditional Certification on August 31, 2011, and the Court granted plaintiffs' motion April 21, 2012. The opt-in period closed on August 23, 2012, and the parties are working to finalize the list of opt-ins. The final number has yet to be determined but is expected to be approximately 6,000.

Pizza Hut denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On August 6, 2010, a putative class action styled Jacquelyn Whittington v. Yum Brands, Inc., Taco Bell of America, Inc. and Taco Bell Corp. was filed in the United States District Court for the District of Colorado. The plaintiff seeks to represent a nationwide class, with the exception of California, of salaried assistant managers who were allegedly misclassified and did not receive compensation for all hours worked and did not receive overtime pay after 40 hours worked in a week. The plaintiff also purports to represent a separate class of Colorado assistant managers under Colorado state law, which provides for daily overtime after 12 hours worked in a day. The Company has been dismissed from the case without prejudice. Taco Bell filed its answer on September 20, 2010, and the parties commenced class discovery, which is currently on-going. On September 16, 2011, plaintiffs filed their motion for conditional certification under the FLSA. The court heard plaintiffs' motion for conditional certification under the FLSA on January 10, 2012, granted conditional certification and ordered the notice of the opt-in class be sent to the putative class members. Approximately 488 individuals submitted opt-in forms. The court granted Taco Bell's request for written and deposition discovery of the class. After further discovery, Taco Bell plans to seek decertification of the class. The plaintiffs are no longer pursuing their alleged Colorado state law claims.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. We have provided for a reasonable estimate of the cost of this lawsuit. However, in view of the inherent uncertainties of litigation, there can be no assurance that this lawsuit will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On July 27, 2012, a putative class action lawsuit, styled Agustine Castillo v. Taco Bell of America, LLC and Taco Bell Corp., was filed in the United States District Court for the Eastern District of New York. The plaintiff seeks to represent a nationwide class of salaried assistant general managers who were allegedly misclassified and did not receive compensation for all hours worked and did not receive overtime pay after 40 hours worked in a week. The plaintiff also seeks to represent a statewide class of salaried assistant general managers who allegedly did not receive compensation for all hours worked. The plaintiff's counsel in this action is the same as plaintiffs' counsel in the Whittington lawsuit. On January 4, 2013, Taco Bell filed a motion to dismiss or stay the action.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

We are engaged in various other legal proceedings and have certain unresolved claims pending, the ultimate liability for which, if any, cannot be determined at this time. However, based upon consultation with legal counsel, we are of the opinion that such proceedings and claims are not expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial statements.

NOTE 20 Selected Quarterly Financial Data (Unaudited)

	2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 2,344	$ 2,762	$ 3,142	$ 3,585	$ 11,833
Franchise and license fees and income	399	406	427	568	1,800
Total revenues	2,743	3,168	3,569	4,153	13,633
Restaurant profit	440	423	599	519	1,981
Operating Profit[(a)]	645	473	671	505	2,294
Net Income – YUM! Brands, Inc.	458	331	471	337	1,597
Basic earnings per common share	0.99	0.71	1.02	0.74	3.46
Diluted earnings per common share	0.96	0.69	1.00	0.72	3.38
Dividends declared per common share	0.285	0.285	—	0.67	1.24

	2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 2,051	$ 2,431	$ 2,854	$ 3,557	$ 10,893
Franchise and license fees and income	374	385	420	554	1,733
Total revenues	2,425	2,816	3,274	4,111	12,626
Restaurant profit	360	386	494	513	1,753
Operating Profit[(b)]	401	419	488	507	1,815
Net Income – YUM! Brands, Inc.	264	316	383	356	1,319
Basic earnings per common share	0.56	0.67	0.82	0.77	2.81
Diluted earnings per common share	0.54	0.65	0.80	0.75	2.74
Dividends declared per common share	—	0.50	—	0.57	1.07

(a) Includes a non-cash gain recognized upon acquisition of Little Sheep of $74 million in the first quarter, refranchising losses associated with the Pizza Hut UK dine-in business of $24 million and $46 million in the first and fourth quarters, respectively, net U.S. refranchising gains of $45 million and $69 million in the first and fourth quarters, respectively and the YUM Retirement Plan settlement charge of $84 million in the fourth quarter. See Note 4 for further discussion.

(b) Includes losses related to the LJS and A&W divestitures of $68 million and $17 million in the first and third quarters, respectively and a refranchising loss associated with the Pizza Hut UK dine-in business of $76 million in the third quarter. The fourth quarter of 2011 also includes the $25 million impact of the 53rd week in 2011. See Note 4 for further discussion.

Management's Responsibility for Financial Statements

To Our Shareholders:

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the financial statements.

We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. We have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 29, 2012. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate. Additionally, the effectiveness of our internal control over financial reporting has been audited and reported on by KPMG LLP.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 29, 2012 provide reasonable assurance that our assets are reasonably safeguarded.

Patrick J. Grismer

Chief Financial Officer

ITEM 9 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 29, 2012.

KPMG LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 29, 2012.

ITEM 9B Other Information

None.

PART III

ITEM 10 Directors, Executive Officers and Corporate Governance

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors and Director biographies" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2012.

Information regarding executive officers of the Company is included in Part I.

ITEM 11 Executive Compensation

Information regarding executive and director compensation and the Compensation Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2012.

ITEM 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2012.

ITEM 13 Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2012.

ITEM 14 Principal Accountant Fees and Services

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 29, 2012.

PART IV

ITEM 15 Exhibits and Financial Statement Schedules

(a)	(1)	Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.
	(2)	Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements thereto filed as a part of this Form 10-K.
	(3)	Exhibits: The exhibits listed in the accompanying Index to Exhibits are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013

YUM! BRANDS, INC.
By: /s/DAVID C. NOVAK

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/DAVID C. NOVAK **David C. Novak**	*Chairman of the Board, Chief Executive Officer (principal executive officer)*	February 19, 2013
/s/PATRICK J. GRISMER **Patrick J. Grismer**	*Chief Financial Officer (principal financial officer)*	February 19, 2013
/s/DAVID E. RUSSELL **David E. Russell**	*Vice President, Finance and Corporate Controller (principal accounting officer)*	February 19, 2013
/s/MICHAEL J. CAVANAGH **Michael J. Cavanagh**	*Director*	February 19, 2013
/s/DAVID W. DORMAN **David W. Dorman**	*Director*	February 19, 2013
/s/MASSIMO FERRAGAMO **Massimo Ferragamo**	*Director*	February 19, 2013
/s/MIRIAN GRADDICK-WEIR **Mirian Graddick-Weir**	*Director*	February 19, 2013
/s/J. DAVID GRISSOM **J. David Grissom**	*Director*	February 19, 2013
/s/BONNIE G. HILL **Bonnie G. Hill**	*Director*	February 19, 2013
/s/JONATHAN S. LINEN **Jonathan S. Linen**	*Director*	February 19, 2013
/s/THOMAS C. NELSON **Thomas C. Nelson**	*Director*	February 19, 2013
/s/THOMAS M. RYAN **Thomas M. Ryan**	*Director*	February 19, 2013
/s/JING-SHYH S. SU **Jing-Shyh S. Su**	*Vice-Chairman of the Board*	February 19, 2013
/s/ROBERT D. WALTER **Robert D. Walter**	*Director*	February 19, 2013

Exhibit Index (Item 15)

Exhibit Number	Description of Exhibits
3.1	Restated Articles of Incorporation of YUM, effective May 26, 2011, which is incorporated herein by reference from Exhibit 3.1 to YUM's Report on Form 8-K filed on May 31, 2011.
3.2	Amended and restated Bylaws of YUM, effective May 26, 2011, which are incorporated herein by reference from Exhibit 3.2 to YUM's Report on Form 8-K filed on May 31, 2011.
4.1	Indenture, dated as of May 1, 1998, between YUM and J.P. Morgan Chase Bank, National Association, successor in interest to The First National Bank of Chicago, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
	(i) 6.25% Senior Notes due April 15, 2016 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on April 17, 2006.
	(ii) 6.25% Senior Notes due March 15, 2018 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on October 22, 2007.
	(iii) 6.875% Senior Notes due November 15, 2037 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.3 to YUM's Report on Form 8-K filed on October 22, 2007.
	(iv) 4.25% Senior Notes due September 15, 2015 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.
	(v) 5.30% Senior Notes due September 15, 2019 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.
	(vi) 3.875% Senior Notes due November 1, 2020 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on August 31, 2010.
	(vii) 3.750% Senior Notes due November 1, 2021 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed August 29, 2011.
10.1 +	Master Distribution Agreement between Unified Foodservice Purchasing Co-op, LLC, for and on behalf of itself as well as the Participants, as defined therein (including certain subsidiaries of Yum! Brands, Inc.) and McLane Foodservice, Inc., effective as of January 1, 2011 and Participant Distribution Joinder Agreement between Unified Foodservice Purchasing Co-op, LLC, McLane Foodservice, Inc., and certain subsidiaries of Yum! Brands, Inc., which are incorporated herein by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2010.
10.2	Credit Agreement, dated March 22, 2012 among YUM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, as Lead Arrangers and Bookrunners and HSBC Bank USA, National Association, US Bank, National Association and Fifth Third Bank, as Documentation Agents, which is incorporated herein by reference from Exhibit 10.26 to YUM's Quarterly Report on Form 10-Q for quarter ended March 24, 2012.
10.3†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.3.1†	YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through November 14, 2008, which is incorporated by reference from Exhibit 10.7.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.4†	YUM 1997 Long Term Incentive Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.8 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.5†	YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.
10.6†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.6.1†	YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through June 30, 2009, which is incorporated by reference from Exhibit 10.10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.7†	YUM! Brands Pension Equalization Plan, Plan Document for the Pre-409A Program, as effective January 1, 2005, and as Amended through December 31, 2010, which is incorporated by reference from Exhibit 10.7 to Yum's Quarterly Report on Form 10-Q for the quarter ended March 19, 2011.
10.7.1†	YUM! Brands, Inc. Pension Equalization Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December 30, 2008, which is incorporated by reference from Exhibit 10.13.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.8†	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.9†	Amended and restated form of Severance Agreement (in the event of a change in control), which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.9.1†	YUM! Brands, Inc. 409A Addendum to Amended and restated form of Severance Agreement, as effective December 31, 2008, which is incorporated by reference from Exhibit 10.17.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.

Exhibit Number	Description of Exhibits
10.10†	YUM Long Term Incentive Plan, as Amended through the Fourth Amendment, as effective November 21, 2008, which is incorporated by reference from Exhibit 10.18 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.11	Second Amended and Restated YUM Purchasing Co-op Agreement, dated as of January 1, 2012, between YUM and the Unified FoodService Purchasing Co-op, LLC, as filed herewith.
10.12†	YUM Restaurant General Manager Stock Option Plan, as effective April 1, 1999, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.22 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.13†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.14†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.15†	Form of YUM 1999 Long Term Incentive Plan Award Agreement, which is incorporated herein by reference from Exhibit 10.26 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.16†	YUM! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.17†	Letter of Understanding, dated July 13, 2004, and as amended on May 18, 2011, by and between the Company and Samuel Su, which is incorporated herein by reference from Exhibit 10.28 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004, and from Item 5.02 of Form 8-K on May 24, 2011.
10.18†	Form of 1999 Long Term Incentive Plan Award Agreement (Stock Appreciation Rights) which is incorporated by reference from Exhibit 99.1 to YUM's Report on Form 8-K as filed on January 30, 2006.
10.20†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.20.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December 2009, which is incorporated by reference from Exhibit 10.21.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.21†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and David C. Novak, dated as of January 24, 2008, which is incorporated herein by reference from Exhibit 10.33 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.22†	YUM! Performance Share Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.24 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.23†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.25 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.24†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010, which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.25†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and Jing-Shyh S. Su, dated as of May 20, 2010, which is incorporated by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2010.
12.1	Computation of ratio of earnings to fixed charges.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chairman and Chief Executive Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chairman and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

\+ *Confidential treatment has been granted for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.*

† *Indicates a management contract or compensatory plan.*

Form 10-K

Shareholder Information

Inquiries Regarding Your YUM Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: (888) 439-4986
International: (718) 921-8124
www.amstock.com
or
Shareholder Coordinator
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (888) 298-6986
E-mail: *yum.investor@yum.com*

In all correspondence or phone inquiries, please provide your name, the last 4 digits of your Social Security Number, and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the website of American Stock Transfer & Trust ("AST"): www.amstock.com.

- Access account balance and other general account information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held by AST
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held by AST

Access accounts online at the following URL:

https://secure.amstock.com/Shareholder/sh_login.asp. Your account number and Social Security Number are required. If you do not know your account number, please call AST at (888) 439-4986 or YUM Shareholder Coordinator at (888) 298-6986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

LONG TERM INCENTIVE PLAN (LTIP) AND YUMBUCKS PARTICIPANTS (employees with rights to LTIP and YUMBUCKS options and stock appreciation rights) should address all questions regarding their accounts, outstanding options/stock appreciation rights or shares received through option/stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 Merrill Lynch Drive
Mail Stop # NJ2-140-03-40
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S.A., Puerto Rico and Canada)
(609) 818-8156 (all other locations)

In all correspondence, please provide the last 4 digits of your account number (for U.S. citizens, this is your Social Security Number), your address, your telephone number and indicate that your inquiry relates to YUM holdings. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS
Capital Stock Purchase Program (888) 439-4986

YUM Savings Center (888) 875-4015
YUM Savings Center (904) 791-2005 (outside U.S.)
P.O. Box 5166
Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: DRIP Dept.
Phone: (888) 439-4986

FINANCIAL AND OTHER INFORMATION
Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Yum! Brands' performance are invited to contact:

Steve Schmitt
Vice President, Investor Relations
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (502) 874-8006

INDEPENDENT AUDITORS
KPMG LLP
400 West Market Street, Suite 2600
Louisville, KY 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL-YUM

The New York Stock Exchange is the principal market for YUM Common Stock, which trades under the symbol YUM.


YUM
LISTED
NYSE

Franchise Inquiries

ONLINE FRANCHISE INFORMATION
Information about potential franchise opportunities is available at *www.yumfranchises.com*

Yum! Brands' Annual Report contains many of the valuable trademarks owned and used by Yum! Brands and its subsidiaries and affiliates in the United States and worldwide.

Board of Directors

David C. Novak 60
Chairman and Chief Executive Officer,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 60
Vice Chairman, Yum! Brands, Inc.
Chairman and Chief Executive Officer,
Yum! Restaurants China

Michael J. Cavanagh 47
Co-Chief Executive Officer,
JP Morgan Chase and Co.'s
Corporate and Investment Bank

David W. Dorman 59
Non-Executive Chairman,
CVS Caremark Corporation

Massimo Ferragamo 55
Chairman, Ferragamo USA, Inc.,
a subsidiary of Salvatore Ferragamo Italia

Mirian M. Graddick-Weir 58
Executive Vice President Human Resources
Merck & Co., Inc.

J. David Grissom 74
Chairman, Mayfair Capital, Inc. and
Chairman, The Glenview Trust Company

Bonnie G. Hill 71
President, B. Hill Enterprises, LLC

Jonathan S. Linen 69
Advisor to Chairman, American Express Company

Thomas C. Nelson 50
Chairman, Chief Executive Officer and President,
National Gypsum Company

Thomas M. Ryan 60
Former Chairman and CEO,
CVS Caremark Corporation

Robert D. Walter 67
Founder and Retired Chairman/CEO,
Cardinal Health, Inc.

Senior Officers

David C. Novak 60
Chairman and Chief Executive Officer,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 60
Vice Chairman, Yum! Brands, Inc.
Chairman and Chief Executive Officer,
Yum! Restaurants China

Scott O. Bergren 66
Chief Executive Officer, Pizza Hut U.S. and
Chief Innovation Officer, Yum! Brands, Inc.

Jonathan D. Blum 54
Senior Vice President, Chief Public Affairs and
Global Nutrition Officer, Yum! Brands, Inc.

Anne P. Byerlein 54
Chief People Officer, Yum! Brands, Inc.

Christian L. Campbell 62
Senior Vice President, General Counsel, Secretary and
Chief Franchise Policy Officer, Yum! Brands, Inc.

Richard T. Carucci 55
President, Yum! Brands, Inc.

Niren Chaudhary 50
President, Yum! Restaurants India

Greg Creed 55
Chief Executive Officer, Taco Bell

John Cywinski 50
President, KFC U.S.

Roger Eaton 52
Chief Operations Officer, Yum! Brands, Inc.

Larry Gathof 51
Vice President and Treasurer, Yum! Brands, Inc.

Patrick Grismer 51
Chief Financial Officer, Yum! Brands, Inc.

Muktesh ("Micky") Pant 58
Chief Executive Officer, Yum! Restaurants International

David E. Russell 43
Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.




Pizza Hut


TACO BELL